Exhibit 99.2

I NDEPENDENT AUDITOR'S REVIEW REPORT (A free translation from the original in Spanish) Santiago, May 10 , 20 2 2 To the Shareholders and Directors of Itaú Corpb anca We have reviewed the accompanying interim consolidated statement s of financial position of Ita ú Corpbanca and subsidiaries as of March 31 , 20 2 2 , the interim consolidated statements of income and of other comprehensive income for the three - month periods ended March 3 1 , 20 2 2 and 20 2 1 , and the related interim consolidated statements of cash flows and of changes in equity for the three - month periods then ended, and the related notes to the interim consolidated financial statements. Management's Responsibility for the Interim C onsolidated Financial Statements Management is responsible for the preparation and fair presentation of the interim consolidated financial statements in accordance with accounting standards and instructions issued by the Commission for the Financial Market .. This responsibility includes th e design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim consolidated financial statements in accordance with the applicable framework for preparation an d presentation of financial information. Auditor's Responsibility Our responsibility is to conduct our review in accordance with auditing standards generally accepted in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. The scope of a review, is substantially less than an audit conducted in accordance with a uditing standards generally accepted in Chile, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion. Conclusion Based on our review, we are not aware of any material mo difications that should be made to the interim consolidated financial statements, mentioned in the first paragraph, to be in accordance with accounting standards and instructions issued by the Commission for the Financial Market ..

Santiago, May 10 , 202 2 Ita Corp b anca 2 Other Matter s related to the c onsolidated statement of financial position as of December 31, 20 2 1 On February 2 3 , 20 2 2 , we expressed an unmodified audit opinion on the consolidated financial st atements as of December 31, 20 2 1 and 20 20 of Ita Corp b anca and subsidiaries, which comprise of the consolidated statement of financial position as of December 31, 20 2 1 set forth in the accompanying interim consolidated financial statements and the notes thereto.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 1 ITAÚ CORPBANCA AND SUBSIDIARIEs Interim Consolidated Financial Statements Content Page Interim Consolidated Statements of Financial Position 2 Interim Consolidated Statements of Income for the Period 3 Interim Consolidat ed Statements of Other Comprehensive Income for the Period 4 Interim Consolidated Statements of Changes in Shareholders' Equity for t he period 5 Interim Consolidated Consolidated Statements of Cash Flows for the Period 7 Notes to the Interim Consolidated Financial Statements 8$ = Amounts expressed in Chilean pesos MCh$ = Amounts expressed in millions of Chilean pesos US$ = Amounts expressed in US dollars MUS$ = Amounts expressed in thousands of US dollars MMUS$ = Amounts expressed in millions of US dollars COP$ = Amounts expressed in Colombian pesos MMCOP$ = Amounts expressed in millions of Colombian pesos UF = Amounts expressed in Unidades de Fomento (a Chilean inflation- indexed, peso- denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index)

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 2 ITAÚ CORPBANCA AND SUBSIDIARIES Interim Consolidated Statements of Financial Position (In millions of Chilean pesos – MCh$) As of March 31, As of December 31 As of January 01 Notes 2022 2021 (*) 2021 (*) MCh $ MCh$ MCh$ ASSETS Cash and deposits in banks 7 3,478,417 3,473,392 3,089,072 Cash in process of collection 7 312,372 438,496 173,192 Financial assets held for trading at fair value through profit or loss 8 3,032,616 3,229,406 4,256,700 Derivative financial instruments 8 2,704,235 2,897,803 3,676,331 Financial debt instruments 8 284,215 291,761 545,352 Other 8 44,166 39,842 35,017 Financial assets not held for trading mandatorily measured at fair value through profit or loss 9 — — — Financial assets designated at fair value through profit or loss 10 — — — Financial assets at fair value through other comprehensive income 11 3,248,877 2,872,683 3,960,105 Financial debt instruments 11 3,238,649 2,872,683 3,960,105 Other 11 10,228 — — Derivative financial instruments held for hedge accounting 12 55,534 83,123 306,472 Financial assets at amortized cost 13 25,562,883 25,701,853 21,909,607 Investment under resale agreement 13 395,355 606,178 105,580 Financial debt instruments 13 1,055,718 1,062,787 111,643 Interbank loans 13 34,829 80,554 7,115 Loans and accounts receivable from customers – Commercial 13 14,899,629 15,102,619 14,133,985 Loans and accounts receivable from customers – Mortgage 13 6,403,449 6,193,478 5,225,837 Loans and accounts receivable from customers - Consumer 13 2,773,903 2,656,237 2,325,447 Investments in associates 14 19,851 19,567 18,782 Intangible assets 15 693,795 699,344 718,683 Fixed assets 16 47,441 51,057 56,020 Right of use asset under lease agreements 17 117,220 131,657 170,603 Current taxes 18 55,078 58,184 64,699 Deferred taxes 18 321,520 275,190 311,970 Other assets 19 660,077 808,739 588,142 Non-current assets and groups held for sale 20 12,921 14,024 14,624 TOTAL ASSETS 37,618,602 37,856 ,715 35,638,671 LIABILITIES Cash in process of being cleared 7 330,167 424,358 154,232 Financial liabilities for trading at fair value through profit or loss 21 2,522,264 2,757,342 3,511,141 Derivative financial instruments 21 2,522,264 2,757,342 3,511,141 Other 21 — — — Financial liabilities at fair value through profit or loss 10 — — — Derivative financial instruments held for hedge accounting 12 168,369 168,245 162,450 Financial liabilities at amortized cost 22 29,170,275 28,710,197 27,205,247 Demand deposits and other demand obligations 22 7,243,860 7,576,095 6,197,406 Term deposits and other term loans 22 10,255,805 10,097,443 11,433,064 Obligations under repurchase agreements 22 984,910 466,006 638,851 Borrowings from financial institutions 22 4,751,122 4,918,423 3,798,978 Debt instruments issued 22 5,891,490 5,609,795 5,123,825 Other financial liabilities 22 43,088 42,435 13,123 Lease contracts liabilities 17 101,833 115,544 151,885 Financial instruments of regulatory capital issued 23 1,156,027 1,153,045 1,081,031 Provisions for contingencies 24 117,646 149,275 122,013 Provision for dividends, interest payments and valuation of issued bonds with no fixed maturity date 25 31,844 83,342 — Other provisions for credit risk 26 184,015 177,639 179,857 Current taxes 18 933 1,332 1,766 Deferred taxes 18 — — 237 Other liabilities 27 695,310 681,753 673,335 Liabilities included in groups held for sale 20 — — — TOTAL LIABILITIES 34,478,683 34,422,072 33,243,194 EQUITY Capital 28 2,687,951 2,688,131 1,862,826 Reserves 28 250,039 473,520 431,432 Other accumulated comprehensive income 28 (69,904) 1,869 27,955 Items not reclassified in income or loss 28 (1,474) (1,195) (3,666) Items that can be reclassified in income or loss 28 (68,430) 3,064 31,621 Retained earnings from prior years 28 194,464 — — Net income (loss) for the year 28 106,146 279,765 — Less: Provision for dividends, interest payments and valuation of issued bonds with no fixed maturity date 28 (31,844) (83,342) — Total equity attributable to equity holders of the Bank : 3,136,852 3,359,943 2,322,213 N on - controlling interest 28 3,067 74,700 73,264 TOTAL EQUITY 3,139,919 3,434,643 2,395,477 TOTAL LIABILITIES AND EQ UITY 37,618,602 37,856,715 35,638,671 (*) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards Bank, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect. The accompanying explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 3 ITAÚ CORPBANCA AND SUBSIDIARIES Interim Consolidated Statements of Income for the period (In millions of Chilean pesos – MCh$) For the three - months periods ended as of March 31, Notes 2022 2021 (*) MCh$ MCh$ Interest income 30 367,317 276,958 Interest expense 30 (169,097) (77,696) Net inter est income 30 198,220 199,262 Income from readjustments 31 199,309 84,353 Expenses from readjustments 31 (151,102) (59,602) Net income from readjustments 31 48,207 24,751 Commission income 32 61,924 55,370 Commission expense 32 (20,192) (14,803) Net fee and commission income 32 41,732 40,567 Financial income (loss) from: 33 Financial assets and liabilities for trading 33 17,858 46,245 Financial assets not held for trading mandatorily measured at fair val ue through profit or loss 33 — — Financial assets and liabilities designated at fair value through profit or loss 33 — — Profit or loss on disposal of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income 33 (2,730) 12,649 Changes, readjustments and accounting hedge of foreign currencies 33 (35,949) 1,689 Reclassifications of financial assets due to change of business model 33 — — Otner financial income (loss) 33 1,012 521 Financial income (loss), net (19,809) 61,104 Income (loss) from investments in companies 34 1,762 1,440 Income (loss) from non-current assets and disposal groups held for sale not qualifying as discontinued operations 35 (1,270) (495) Other operating income 36 8,745 4,479 TOTAL OPERATING INCOME 277,587 331,108 Expenses for employee benefit obligations 37 (73,493) (72,394) Administrative expenses 38 (65,899) (64,844) Depreciation and amortization 39 (22,709) (24,575) Impairment of non - financial assets 40 — — Other operating expenses 36 (8,608) (8,305) TOTAL OPERATING EXPENSES (170,709) (170,118) OPERATING INCOME (LOSS) BEFORE CREDIT LOSSES 106,878 160,990 Expense on credit losses from: Provisions for credit risk due from banks and loans and accounts receivable from customers 41 (44,933) (78,213) Special provisions for credit risk 41 (7,559) 25,621 Recovery of written off loans 41 14,986 14,478 Impairment for credit risk on other financial assets at amortized cost and financial assets at fair value through other comprehensive income 41 21 54 Expense for credit losses (37,485) (38,060) OPERATING INCOME (LOSS ) 69,393 122,930 Result of continued operations before income taxes 69,393 122,930 Income tax 18 36,774 (29,944) Result of continued operations after income taxes 42 106,167 92,986 Result of discontinued operations before income taxes Taxes on dis continued operations 18 — — Result of discontinued operations after income taxes 42 — — CONSOLIDATED INCOME FOR THE PERIOD 28 106,167 92,986 Attributable to: Equity holders of the Bank 28 106,146 91,522 Non - controlling inter est 28 21 1,464 Earnings per share of the equity holders of the Bank: Basic earnings 28 0,109 0,155 Diluted earnings 28 0,109 0,155 (*) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards Bank, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect. The accompanying notes are an integral part of these Interim Consolidated Financial Statements ..

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 4 ITAÚ CORPBANCA AND SUBSIDIARIES Interim Consolidated Statements of Other Comprehensive Income for the period (In millions of Chilean pesos – MCh$) For the three - months periods ended Notes As of March 31, 2022 2021 (*) MCh$ MCh$ CONSOLIDATED INCOME FOR THE PERIOD 106,167 92,986 Other comprehensive income (loss) for the period: Items not reclassified in income or loss Defined benefits obligation 28 (430) 520 Changes in fair value of equity instruments designated at fair value through other comprehensive income 28 171 28 Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liab ility 28 — — Other 28 — — Other comprehensive income that will not be reclassified to income before income taxes (259) 548 Income tax over comprehensive income that will not be classified to income or loss 28 (29) (146) TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME OR LOSS AFTER INCOME TAXES (288) 402 Items that can be reclassified in income or loss Changes in fair value of financial assets at fair value through other comprehensive income 28 589 (39,436) Exchange differences 28 (12,846) (26,110) Hedge of net investment in foreign operations 28 (15,750) (9,655) Cash flows hedge 28 (66,427) (7,391) Items not designated of accounting hedge instruments 28 — — Ownership in other comprehensive income of entities recorded using the equity method. 28 — — Non - current assets and groups held for sale 28 — — Other 28 — — Other comprehensive income that can be reclassified to income before income taxes (94 ,434) (82,592) Income tax over comprehensive income that can be reclassified to income or loss 18 22,998 18,923 TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME OR LOSS AFTER INCOME TAXES (71,436) (63,669) OTHER TOT AL COMPREHENSIVE INCOME FOR THE PERIOD 28 (71,724) (63,267) CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD 28 34,443 29,719 Attributable to: Equity holders of the Bank 28 34,373 33,094 Non-controlling interest 28 70 (3,375) (*) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards Bank, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect. The accompanying notes are an integral part of these Interim Consolidated Financial Statements ..

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 5 ITAÚ CORPBANCA AND SUBSIDIARIES Interim Consolidated Statements of Changes in Equityfor the period (In millions of Chilean pesos – MCh$) Equity attributable to the owners Capital Retained earnings Number of shares Capital Reserves Other accumulated comprehensive income Non- distributed profits from prior years Income for the period/ (loss) for the year Provision for minimum dividends Equity attributable to equity holders of the Bank Non- controlling interest Total equity Note MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances at December 31, 2020 5 12,407 1,862,826 1,195,849 25,873 156,342 (925,479) — 2,315,411 72,915 2,388,326 Effect of changes of accounting policies — — 4,720 2,082 — — — 6,802 349 7,151 Restated opening balances as of January 01, 2021 512,4 07 1,862,826 1,200,569 27,955 156,342 (925,479) — 2,322,213 73,264 2,395,477 Reclassification of income from previous year — — (769,137) — (156,342) 925,479 — — — — Opening balances as of January 01, 2021 512,407 1,862,826 431,432 27,955 — — — 2,322,213 73,264 2,395,477 Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge — — 44,161 (44,161) — — — — — — Provision for mandatory dividends — — — — — — (27,067) (27,067) — (27,067) Subtotal Transactions with the owners in the period — — 44,161 (44,161) — — (27,067) (27,067) — (27,067) Income (loss) for the period — — — — — 91,522 — 91,522 1,464 92,986 Other comprehensive income for the period — — — (58,428) — — — (58,428) (4,839) (63,267) Subtotal Comprehensive income for the period — — — (58,428) — 91,522 — 33,094 (3,375) 29,719 Clo sing balances as of March 31, 2021 512,407 1,862,826 475,593 (74,634) — 91,522 (27,067) 2,328,240 69,889 2,398,129 — Closing balances as of December 31, 2021 973,518 2,688,131 473,520 1,869 — 279,765 (83,342) 3,359,943 74,685 3,434,628 Transfer of income (loss) from prior year — — 1,959 — 277,806 (279,765) — — 15 15 Opening balances as of January 1, 2022 973,518 2,688,131 475,479 1,869 277,806 — (83,342) 3,3 59,943 74,700 3,434,643 Dividend distribution — — — — (83,342) — 83,342 — — — Expense due to capital increase — (180) — — — — — (180) — (180) Increase participation in Colombia — — (225,548) (39,447) — — — (264,995) (71,703) (336,698) Provision for mandatory dividends — — — — — — (31,844) (31,844) — (31,844) Other equity movements — — 108 — — — — 108 — 108 Subtotal Transactions with the owners in th e period — (180) (225,440) (39,447) (83,342) — 51,498 (296,911) (71,703) (368,614) Income (loss) for the period — — — — — 106,146 — 106,146 21 106,167 Other comprehensive income for the period — — — (32,32 6) — — — (32,326) 49 (32,277) Subtotal Comprehensive income for the period — — — (32,326) — 106,146 — 73,820 70 73,890 Closing balances as of March 31, 2022 973,518 2,687,951 250,039 (69,904) 194,464 106,146 (31,844) 3,136,852 3,067 3,139,919 The accompanying explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 6 ITAÚ CORPBANCA AND SUBSIDIARIES Interim Consolidated Statements of Cash Flows for the period (In millions of Chilean pesos – MCh$) For the three - months period as of March 31, Notes 2022 2021 (*) MCh$ MCh$ CASH FLOW FROM OPERATING ACTIVITIES: Income for the period before income tax 69,393 122,93 0 Charges (credits) to income that do not represent cash (250,104) (274,031) Depreciation and amortization 22,709 24,575 Provisions for credits, accounts receivable and other 52,492 54,357 Loss (gain) from assets received in lieu of p ayment 1,763 1,731 Impairment 23 — Provisions for contingencies 1,903 — Adjustment of fair value of trading instruments (45,630) (74,319) Net interest income (246,427) (227,834) Commission income (61,924) (52,160) Commission expense 20,192 15,434 Net foreign exchange (gain) loss 35,949 (1,696) Loss (gain) in sale of fixed assets 441 (34) Loss f(gain) from assets received in lieu of payment (747) (717) Revenues from sale of ownership in companies — — Revenues from increase of ownership in companies — (507) Other charges (credits) to income that do not represent cash movements (30,848) (12,861) Changes for increase/decrease in assets and liabilities affecting operatin g flow 94,668 (865,200) Decrease (increase) of asseta and liabilities for trading at fair value through profit or loss (4,830) (9,477) Decrease (increase) of financial assets and liabilities at fair value through other comprehensive income (313,536) 704,096 Decrease (increase) in contracts and securities loans 65,580 (293,845) Decrease (increase) of financial debt instruments (611) 11,305 Decrease (increase) of interbank loans and borrowings (78,922) (136,511) Increase (decrease) of financial liabilities at amortized cost 345,684 (975,079) Decrease (increase9 of assets and liabilities from deferred taxes (43,623) (25,357) Decrease (increase) of other assets and liabilities 156,709 (316,429) Loans obtained 438,415 570,819 Repayment of bank loans (668,218) (615,588) Interest paid (361,198) (96,223) Earned interests 548,826 349,700 Net commissions 42,037 28,047 Tax payments (32,232) (64,899) Sale of assets received in lieu of payment or awarded 587 4,241 Total net cash flows provided by (used in) operating activities (86,043) (1,016,301) CASH FLOWS PROVIDED BY INVESTING ACTIVITIES: Acquisition of investments in companies (329,760) — Disposal of investments in companies — — Dividends received from investments in companies 1,762 1,275 Acquisitions of fixed assets (2,282) (7,651) Disposals of fixed assets 679 11 Acquisition of intangible assets (7,711) — Disposals of intangible assets — — Total net cash flows provided by (used in) investing activities (337,312) (6,365) CASH FLOWS FROM FINANCING ACTIVITIES: Attributable to owners‘ interest Issuance of letters of credit — — Rescue and payment of interests / capital of letters of credit (35) (45) Issue of tender bonds 206,230 156,411 Rescue and payment of interests / capital of tender bonds (14,697) (21,680) Mortgage bond issue — — Rescue and payment of interests / capital of mortgage bonds — — Payment of interests / capital of obligations from lease contracts (6,875) (8,137) Subordinated bonds issue — — Payment of interests and capital of subordinated bonds (22,417) (53,737) Bond issuance without fixed maturity term — — Rescue and payment of bond issuance without fixed maturity term — — Issue of preferred hsares — — Rescue of /preferred shares and payment of preferred shares — — Increase of paid-in capital due to issue of common shares — — Payment of dividends from common shares (47,811) (13) Attributable to non - controlling interests Payment of dividends and/or withdrawals of paid-in capital performed regarding the subsidiaries corresponding to the non - controlling interests (272) — Total net cash flows provided by (used in) financing activities 114,123 72,799 VARIATION OF CASH AND CASH EQUIVALENT DURING THE PERIOD (309,232) (949,867) EFFECT O F VARIATIONS OF THE EXCHANGE RATES (132,550) 42,815 INITIAL BALANCE OF CASH AND CASH EQUIVALENTS 5,374,220 4,506,256 FINAL BALANCE OF CASH AND CASH EQUIVALENTS 4,932,438 3,599,204

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 7 ITAÚ CORPBANCA AND SUBSIDIARIES Interim Consolidated Statements of Cash Flows for the period (In millions of Chilean pesos – MCh$) Cash flows Changes other than cash Balances as of Changes Balance as of 31 Notes January 1 Receive d Paid other than Acquisition Interests and Movement of March Item 2022 cash readjustments of currency 2022 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Debt instrument issued Finance lines of the Central Bank of Chile 3,007,242 — — — — (42) — 3,007,200 Contractual obligations 115,544 — (6,875) (5,504) (1,565) 809 (576) 101,833 Letters of credit 24,035 — (35) — — (1,427) — 22,573 Tender bonds 5,585,760 206,230 (14,697) — — 111,471 (19,847) 5,868,917 Subordinated bonds 1,153,045 — (22,417) — — 34,306 (8,907) 1,156,027 Total 9,885,626 206,230 (44,024) (5,504) (1, 565) 145,117 (29,330) 10,156,550 Dividends paid — — (48,083) — — — — Capital Increase — — — — — — — — Subtotal of cash from financing activities — 206,230 (92,107) — — — — — Total cash flow provided by financing activities (net) — 114,123 — — — — — (*) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards Bank, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect. The accompanying explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2022 8 ITAÚ CORPBANCA AND SUBSIDIARIES Notes to the Interim Consolidated Financial Statements Page Note 1 GENERAL INFORMATION 9 Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 10 Note 3 NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED BUT NOT YET ADOPTED 61 Note 4 ACCOUNTING CHANGES 67 Note 5 SIGNIFICANT EVENTS 77 Note 6 REPORTING SEGMENTS 80 Note 7 CASH AND CASH EQUIVALENTS 85 Note 8 FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 88 Note 9 FINANCIAL ASSETS NOT HELD FOR TRADING MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS 91 Note 10 FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE WITH CHANGES IN PROFIT OR LOSS 92 Note 11 FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 93 Note 12 DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGE ACCOUNTING 97 Note 13 FINANCIAL ASSETS AT AMORTIZED COST 110 Note 14 INVESTMENTS IN COMPANIES 135 Note 15 INTANGIBLE ASSETS 138 Note 16 FIXED ASSETS 141 Note 17 ASSETS FOR RIGHT OF USE AND LEASE CONTRACTS LIABILITIES 143 Note 18 TAXES 147 Note 19 OTHER ASSETS 154 Note 20 NON - CURRENT ASSETS AND DISPOSABLE FOR SALE GROUP AND LIABILITIES INCLUDED IN DISPOSABLE FOR SALE GROUPS 155 Note 21 FINANCIAL LIABILITIES HELD FOR TRADING A T FAIR VALUE THROUGH PROFIT OR LOSS 156 Note 22 F INANCIAL LIABILITIES AT AMORTIZED COST 158 Note 23 REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 167 Note 24 PROVISIONS FOR CONTINGENCIES 169 Note 25 PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REPRICING OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 177 Note 26 OTHER PROVISIONS FOR CREDIT RISK 178 Note 27 OTHER LIABILITIES 182 Note 28 EQUITY 183 Note 29 CONTINGENCIES AND COMMITMENTS 191 Note 3 0 INTEREST INCOME AND EXPENSE 199 Note 31 INDEXATION INCOME AND EXPENSE 201 Note 32 FEE AND COMMISSION INCOME AND EXPENSE 203 Note 33 NET FINANCIAL INCOME 207 Note 34 INCOME (LOSS) FROM INVESTMENT IN COMPANIES 208 Note 35 RESULTS FROM NON - CURRENT ASSETS AND DISPOSAL GROUPS NOT ELIGIBLE FOR DISCONTINUED OPERATIONS 209 Note 36 OTHER OPERATING INCOME AND EXPENSES 210 Note 37 EXPENSES FOR EMPLOYEE BENEFIT OBLIGATIONS 211 Note 38 ADMINISTRATIVE EXPENSES 212 Note 3 9 DEPRECIATION AND AMORTIZATION 213 Note 40 IMPAIRMENT OF NON - FINANCIAL ASSETS 214 Note 41 EXPENSES FOR CREDIT LOSSES 215 Note 42 INCOME FROM DISCONTINUED OPERATIONS 217 Note 43 RELATED PARTY DISCLOSURES 218 Note 44 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES 224 Note 45 REMAINING MATURITIES OF FINANCIAL ASSETS AND LIABILITIES 247 Note 46 FINANCIAL AND NON - FINANCIAL ASSETS AND LIABILITIES BY CURRENCY 250 Note 47 RISK MANAGEMENT AND REPORTING 253 Note 48 INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICAT ORS 280 Note 49 SUBSEQUENT EVENTS 284

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 9 Note 1 - Background of the Institution General Information – Background of Itaú Corpbanca and subsidiaries Itaú Corpbanca is a corporation organized under the laws of the Republic of Chile and regulated by the Financial Market Commission ("CMF” for short in Spanish). As a consequence of the merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca” 1 .. The current ownership structure is 55,96% owned by Itaú Unibanco, 14,09% owned by the Saieh Family, and 29,95% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder 2 of the merged bank. Within this context and without limiting the above, Itaú Unibanco and Saieh Family through CorpGroup and other societies have signed a shareholders’ agreement relating to corporate governance, dividend policy, transfer of shares, liquidity, and other matters. Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima 3 .. The Bank has total consolidated assets for MCh$37,618,602 (MUS$47,885) and its consolidated equity for MCh$3,139,919 (MUS$3,997). Focused on large and medium size companies and people, Itaú Corpbanca offers universal banking services. The legal address of Itaú Corpbanca is Av. Presidente Riesco 5537, Las Condes, Santiago, Chile, and its web site is www.itau.cl. The Interim Consolidated Financial Statements as of March 31, 2022, were approved by the Board of Directors on May 10, 2022. 1 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor. 2 The percentage of minority interest has been rounded for presentation in this report. This percentage has been calculated on the basis of the total not rounded number of shares. 3 None of the markets in which Itaú Corpbanca and subsidiaries operate qualify as a hyperinflationary economy.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 10 Note 2 - Summary of Significant Accounting Policies a) Accounting Period The Interim Consolidated Financial Statements are as of March 31, 2022, December 31, 2021 and contain the opening balances for the transition period as of January 1, 2021 and cover the three-month periods ended March 31, 2022 and 2021. b) Basis of preparation of the Interim Consolidated Financial Statements These Interim Consolidated Financial Statements have been prepared in accordance with the Banking Compendium of Accounting Standards (onwards “BCAS”) issued by the CMF, and in force since January 1, 2022. Banks must use the accounting criteria set forth in the BCAS and in everything that is not dealt with by it and does not contradict its instructions, they must adhere to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If there are discrepancies between IFRS and the accounting criteria set forth in the CNCB, the latter will prevail. Likewise, these Interim Consolidated Financial Statements in connection with the application of IAS 34 "Interim Financial Reporting", are prepared mainly with the intention of updating the content of the last Annual Consolidated Financial Statements, emphasizing new activities, events and circumstances that occurred during the three-month periods ended March 31, subsequent to year-end, and not duplicating the information previously published in the last Consolidated Financial Statements. These Interim Consolidated Financial Statements, by express provisions in Chapter C2, must include all the notes that apply to the annual financial statements in accordance with Chapter C1, plus additional requirements related to the disclosures of components of the Interim Consolidated Statements of Income for the period. Notwithstanding the foregoing, for a correct understanding of the information included in these Interim Consolidated Financial Statements, they should be read together with the annual Consolidated Financial Statements for the immediately preceding annual period (information available at www.itau.cl). The notes to these Interim Consolidated Financial Statements contain additional information to that presented in the Interim Consolidated Statements of Financial Position, the Interim Consolidated Statements of Income for the period, the Interim Consolidated Statements of Other Comprehensive Income for the period, the Interim Consolidated Statements of Changes in Equity for the period and the Interim Consolidated Statements of Cash Flows for the period. On them descriptive and disaggregated information is presented. They provide narrative descriptions or disaggregation of such Interim Consolidated Financial Statements in a clear, relevant, reliable, and comparable manner.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 11 Note 2 - Summary of Significant Accounting Policies, continued c) Consolidation criteria The same accounting policies, presentation and calculation methods applied in these Interim Consolidated Financial Statements were used in the preparation of the separate Financial Statements of Itaú Corpbanca and subsidiaries (hereinafter "Group" or the "Bank"), corresponding to the balances as of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 and include the adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards established by the BCAS. Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Consolidated Financial Statements. Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 18%, 20%, 26%, and 13%, respectively, of total consolidated assets, liabilities, income, and operating results as of March 31, 2022 (18%, 19%, 29%, and 22%, as of March 31, 2021, respectively). (i) Controlled entities The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Bank controls an investee if and only if has all the following: 1) Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns; 2) Exposure, or rights, to variable returns from its involvement with the investee; 3) Ability to use its power over the investee to affect the amount of the Bank's returns. When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee. The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:  The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.  Potential voting rights held by the Bank, other voting holders or other parties.  Rights that arise from other contractual agreements.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 12 Note 2 - Summary of Significant Accounting Policies, continued  Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings. The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above. The financial statements of the controlled companies are consolidated with those of the bank through the global integration method (line by line). In accordance with this method, all balances and transactions between consolidated companies are eliminated through the consolidation process. Therefore, the Interim Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Interim Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances. The following table details the entities controlled by Itaú Corpbanca, therefore, they are part of the consolidation perimeter: Percentage of ownership Functiona l As of March 31, 2022 As of December 31, 2021 As of January 01, 2021 Market Country Currency Direct Indirect Total Direct Indirect Total Direct Indirect Total % % % % % % % % % % Itaú Corredores de Bolsa Ltda. (1) Domestic Chile CLP 99,990 0,010 100,000 99,990 0,010 100,000 99,990 0,010 100,000 Itaú Administradora General de Fondos S.A. (1) Chile CLP 99,994 0,006 100,000 99,994 0,006 100,000 99,994 0,006 100,000 Itaú Corredores de Seguros S.A. (1) Chile CLP 99,990 0,010 100,000 99,990 0,010 100,000 99,990 0,010 100,000 Itaú Asesorías Financieras Ltda. (1) Chile CLP 99,990 0,010 100,000 99,990 0,010 100,000 99,990 0,010 100,000 Recaudaciones y Cobranzas Ltda. (1) Chile CLP 99,990 0,010 100,000 99,990 0,010 100,000 99,990 0,010 100,000 Itaú Corpbanca New York Branch (1) (4) Foreign USA US$ 100,000 - 100,000 100,000 Non- complian t Portfolio 100,000 100,000 - 100,000 Itaú Corpbanca Colombia S.A. (2)(6)(8) Colombia COP$ 94,990 4,472 99,462 87,100 — 87,100 87,100 — 87,100 Itaú Corredor de Seguros Colombia S.A. (2) Colombia COP$ 94,987 5,000 99,987 79,985 — 79,985 79,985 — 79,985 Itaú Securities Services Colombia S.A. (2) Colombia COP$ 5,499 93,992 99,491 5,499 82,310 87,809 5,499 82,310 87,809 Itaú Comisionista de Bolsa Colombia S.A. (2) Colombia COP$ 2,219 97,253 99,472 2,219 85,166 87,385 2,219 85,166 87,385 Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2) Colombia COP$ - 99,443 99,443 - 87,083 87,083 - 87,083 87,083 Itaú (Panamá) S.A. (3) Panama US$ - 99,462 99,462 - 87,100 87,100 - 87,100 87,100 Itaú Holding Colombia S.A.S (5)(7)(9) Colombia COP$ 100 - 100,000 - - - - - - (1) (1) Company regulated by the Commision for the Financial Market (CMF) of Chile. (2) (2) Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the CMF. (3) (3) Company regulated by the Superintendency of Banks of Panama. (4) (4) Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED). (5) On February 1, 2022, Itaú Holding Colombia S.A. was created. (6) On February 22, 2022, the Bank acquired 59,554,210 shares of Itaú Corpbanca Colombia S.A. (7) On February 22, 2022, Itaú Holding Colombia S.A acquired 33,752,474 shares of Itaú Corpbanca Colombia S.A. (8) On March 25, 2022, the Bank acquired 3,600 shares of Itaú Corredores de Seguro Colombia S.A. (9) On March 25, 2022, Itaú Holding Colombia S.A. acquired 1,200 shares of Itaú Corredores de Seguro Colombia S.A.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 13 Note 2 - Summary of Significant Accounting Policies, continued (ii) Associated entities and/or business support Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank's proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss. Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote. The following entities are considered “Associated entities”, in which the Bank has participation and are accounted for by applying the equity method, according to IAS 28 “Investments in Associates and Joint Ventures”. Name of the Main Activity Place of operation As of March 31, 2022 As of December 31, 2022 As of January 01, 2021 Associates % interest % interest % interest Nexus S.A. (*) Credit card operator Santiago, Chile - % - % 14.8148 % Transbank S.A. Credit and debit card services Santiago, Chile 8.7188% 8.7188% 8.7188 % Combanc S.A (**) High-value payment clearing house Santiago, Chile 9.8100% 9.8100% - % Imerc OTC S.A(**) Administration of financial instrument c learing and settlement systems Santiago, Chile 8.6624% 8.6624% - % (*) On November 30, 2021, the Bank subscribed an sales agreement for the total shares held over Operadora de Tarjetas de Crédito Nexus S.A., given the commitment the Bank has classify this asset as held for sale. (**)As of the second quarter of 2021, the Bank gained significant influence over Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. (hereinafter, “Combanc S.A.”) and over Servicios de Infraestructura de Mercado OTC S.A (hereinafter, “Imerc OTC S.A.”). Management concluded that, because of fact that the Bank can elect one of the members of the Board of Directors in each of these entities, in addition to other factors, such as significant transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has a say in the financial and operating decision-making of these investees, but does not control them. Consequently, the equity method has been applied. (iii) Investments in other companies Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These equity instruments must be measured in compliance with IFRS 9, at their fair value; however, equity instruments that are neither held for trading and on which the equity method is not applied for investments in companies with significant influence (“associates” or “joint ventures”) according to IAS 28, may be recorded after their initial recognition and irrevocably at fair value, with variations recognized in Other Comprehensive Income instead of as “Non-trading financial assets mandatorily at fair value through profit or loss”. Dividends received from these investments are recorded in "Income (loss) from investments in companies" in the Interim Consolidated Statement of Income. These instruments are not subject to the impairment model of IFRS 9.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 14 Note 2 - Summary of Significant Accounting Policies, continued (iv) Funds management, trust business and other related businesses The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position. The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Interim Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note No.29 Contingencies and Commitments, letter d), related to Responsibilities recorded in off-balance-sheet accounts. In accordance with IFRS 10 “Consolidated Financial Statements” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:  Scope of its decision-making authority over the investee.  Rights held by other parties.  The remuneration to which it is entitled to in accordance with the remuneration agreements..  Decision-maker’s exposure to variability of returns from other interests that it holds in the investee. The Bank does not control or consolidate any trusts or other entities related to this type of business. The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of March 31, 2022 and 2021 and as of December 31,2021 they act as Agents and, therefore, none of these investment vehicles is consolidated. d) Non-controlling interest Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Interim Consolidated Statement of Income for the period, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 15 Note 2 - Summary of Significant Accounting Policies, continued Additionally, the non-controlling interests in the Interim Consolidated Statements of Financial Position will be presented, within the equity under item "Non-controlling interest", separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with owners in their capacity as owners). The Bank attributes the result of the period and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance. e) Business combinations, Goodwill and Intangible Assets. Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at its fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non- controlling interest in the acquiree either at fair value or at the share, under the equity method, of the identifiable net assets acquired. Acquisition costs incurred are expensed and included in administrative expenses. When Itaú Corpbanca and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree and identification of intangible assets. Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date. While intangible assets are initially recorded at the value assigned to the identifiable asset in the business combination. After initial recognition, both Goodwill and any identifiable or non-identifiable intangible assets are measured at cost less any accumulated impairment losses. Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Group's cash generating units (CGU) that are expected to benefit from the combination, independently of whether other assets or liabilities of the acquiree are assigned to those units. When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation sold when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU. f) Functional and presentation currency The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are treated as "foreign currency".

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 16 Note 2 - Summary of Significant Accounting Policies, continued The Bank translates accounting records of its subsidiaries in New York and in Colombia into Chilean pesos from US dollars and Colombian pesos, respectively, in accordance with instructions established by the CMF, which are consistent with IAS 21 "Effects of the variations in the exchange rates of the foreign currency". All amounts in the Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income and the Interim Consolidated Statement of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter g) below. None of the markets in which Itaú Corpbanca and subsidiaries operate qualify as a hyperinflationary economy. g) Foreign currency Transactions in foreign currency are initially recorded by the Bank entities at the exchange rates of their respective functional currencies at the date these transactions first meet the conditions for their recognition. Monetary assets and liabilities denominated in foreign currency are converted at the closing exchange rate of the functional currency in force at the closing date of the reporting period. All differences arising from the settlement or conversion of monetary items are recognized in the results, except for those that correspond to the monetary items that are part of the hedge of a net investment, at which time the cumulative difference in equity is reclassified to profit and loss (settlement). Tax effects attributable to the exchange differences on such monetary items are also recorded in Interim Consolidated Other Comprehensive Income. Non-monetary items in foreign currency, which are measured in terms of historical cost, are converted using the exchange rate on the date of the transaction. Non-monetary items that are measured at their fair value in foreign currency are translated using the exchange rates on the date on which that fair value is measured. Gains or losses arising from the translation of non-monetary items measured at their fair value are recognized based on how the gains and losses arising from the change in fair value are recognized in Interim Consolidated Other Comprehensive Income or in Interim Consolidated Results, in accordance with IAS 21. The Bank grants loans and receives deposits in amounts denominated in foreign currency, mainly in US dollars and Colombian pesos. The balances of the Financial Statements of the consolidated entities whose functional currency is different from the Chilean peso are converted to the presentation currency, according to the following:  Assets and liabilities, by using exchange rates as of the date of the Consolidated Financial Statements.  Income and expenses and cash flows, by using the exchange rates as of the date of each transaction. Exchange differences arising from translating balances in functional currencies of the consolidated entities other than Chilean pesos into Chilean pesos, are recorded as "Exchange differences" in Equity under the line item "Valuation accounts", until the meet the derecognition criteria for the Interim Consolidated Statement of Financial Position, and is subsequently recorded in profit or loss.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 17 Note 2 - Summary of Significant Accounting Policies, continued The net amount of foreign exchange gains and losses includes the recognition of the effects of changes in the exchange rate over assets and liabilities denominated in foreign currencies and gains and losses arising from exchange rate changes affecting current and future transactions (highly probable transactions) entered into by the Bank. Assets and liabilities in foreign currencies are shown at their equivalent amount in pesos, calculated using the exchange rate of $785.60 per US$1 (US dollar) as of March 31, 2022 ($844.08 as of December 31, 2021) and the exchange rate of $0.2094 per COP$1 (Colombian peso) as of March 31, 2022 ($0.2103 as of December 31, 2021). The financial statements of the New York branch, as well as the Colombian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economy. h) Use of estimates and judgments The preparation of the Interim Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Interim Consolidated Financial Statements, as well as income and expenses during the period. Actual results may differ from these estimates. Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the period in which the estimate is reviewed and in any future period affected. In certain cases, CMF rules and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques. The Bank has established allowances to cover possible credit losses in accordance with the BCAS criteria. These criteria require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as "Provision for loan losses" in the Interim Consolidated Statement of Income for the period.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 18 Note 2 - Summary of Significant Accounting Policies, continued Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, in accordance with BCAS, as stated in chapter B-2 "Impaired loans and charge-offs". Chargeoffs are recorded as a reduction of the allowance for loan losses. In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Interim Consolidated Financial Statements are the following:  Allowances for loan losses (Notes 13 and 41).  Current taxes and deferred taxes (Note 18).  Provision for contingencies (Note 24).  Provision for dividends, interest payments and repricing of issued regulatory capital financial instruments (Note 25).  Special provisions for loan loss risk (Note 26).  Contingencies and commitments (Note 29).  Fair value of financial assets and liabilities (Note 44).  Impairment losses on certain assets, including Goodwill (Notes 13, 15, 16, 17, 39, 40 and 41). During the period ended March 31, 2022, there have been no significant changes in estimates made at the end of 2021 period (see Notes 39 and 40).

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 19 Note 2 - Summary of Significant Accounting Policies, continued i) Operating segments The Bank provides financial information for each operating segment in conformity with IFRS 8 “Operating Segments” in order to disclose information that enables financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to:  Better understand the Bank’s performance.  Better evaluate its future cash flow projections.  Form better opinions regarding the Bank as a whole. To comply with IFRS 8, Itaú Corpbanca identifies operating segments (Chile and Colombia) used by the Executive Committee to analyze and make decisions regarding operating, financing and investment matters, based on the following elements: (i) The nature of the products and services; (ii) The nature of the processes; (iii) The type or class of customer for their products and services; (iv) The methods used to distribute their products or provide their services; and (v) If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities. The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia. More information on each segment is presented in Note 6 Reporting Segments. j) Operations with Repurchase and Resale Agreements Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets under "Rights under resale agreements and securities lending agreements", and are accounted for at amortized cost using the effective interest rate of the agreement. There are also sales transactions with a repurchase agreement as a form of financing. In this regard, investments that are sold under a repurchase obligation and that serve as collateral for the loan, are part of the investment items "Financial assets held for trading at fair value through profit or loss", "Financial assets at fair value through other comprehensive income" or "Financial assets at amortized cost". The obligation to repurchase the investment is classified as a liability under "Repurchase agreements and securities loans" and recorded in financial liabilities at amortized cost, recognizing accrued interest and inflation-indexation at the closing date.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 20 Note 2 - Summary of Significant Accounting Policies, continued The Bank applies IFRS 9 for determining the impairment of its financial assets carried at amortized cost, except for assets classified under the BCAS as "Due from banks", "loans and receivables from customers and contingent loans" whose impairment determination follows the guidelines established in Chapters B1, B2 and B3 of the BCAS. See Note 13 "Financial assets at amortized cost" and Note 41 "Credit loss expenses". k) Classifications of Financial Instruments I. Classification of Financial Instruments (i) Classification of Financial Assets IFRS 9 contains three main classification categories for financial assets: (a) measured at amortized cost, (b) measured at fair value through other comprehensive income and (c) measured at fair value through profit or loss and (d) those that by management's decision are irrevocably measured at fair value through other comprehensive income. The classification of financial instruments into an amortized cost or fair value category depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly referred to as the "Solely Payments of Principal and Interest" approach (hereinafter "SPPI"). The business model valuation should reflect how the Bank manages groups of financial assets and is not dependent on the intent for an individual instrument. Therefore, in each consolidated financial statement there are different business models for managing assets. In determining the business model, the following are taken into account:  How the performance of the business model (and the assets that are part of the business model) is evaluated and reported to the entity's key personnel.  The risks and the way in which risks that affect the performance of the business model are managed.  How business model managers are remunerated.  The frequency, amount and timing of sales in prior periods, the reasons for such sales and expectations regarding future sales. With regard to the assessment of contractual cash flows, it determines whether the cash flows of the financial asset meet the SPPI criterion, i.e. whether the contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest. Principal is the fair value of the financial asset at initial recognition, and interest is the consideration for the time value of money, the credit risk associated with the principal outstanding and may also include liquidity risk, administrative cost and profit margin.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 21 Note 2 - Summary of Significant Accounting Policies, continued For the classification, the Bank performs the SPPI test, which evaluates the contractual term to identify whether it meets the SPPI criteria, and whether the contract is a basic loan agreement. The Bank applies its judgment and considers relevant factors such as the currency in which the financial asset is denominated and the period for which the interest rate is set. The Bank's business model represents how financial assets are managed to generate cash flows and does not depend on management's intent with respect to an individual instrument, but relates to a higher aggregate portfolio level, and is based on observable factors such as: risks affecting business model performance; how business managers are compensated; and how business model performance is evaluated and reported to management. In addition, the Bank's business model is not evaluated on an instrument-by-instrument basis, but at a higher aggregate portfolio level, and is based on observable factors such as: the performance of financial assets, the risk affecting performance, and the frequency, value and timing of sales, among others. In accordance with IFRS 9, the business models are:  Business model held for collection: financial assets that are held under a business model whose objective is to collect principal and interest flows over the life of the instrument and on which there are no significant unjustified sales and fair value is not a key element in the management of these assets and the contractual conditions give rise to cash flows on specific dates, which are only payments of principal and interest on the principal amount outstanding. In this sense, sales other than those related to an increase in credit risk, to manage credit concentration risk, or unforeseen financing needs (liquidity stress scenarios) are considered unjustified, and are not incompatible with a business model whose objective is to hold financial assets to collect the contractual cash flows.  Held to collect and sell: financial assets under this business model whose objective is achieved through the collection of principal and interest flows and the sale of such assets, with fair value being a key element in the management of these assets. This model involves a higher frequency and value of sales than the model.  Another business model - financial assets held in this business has as its objective the realization of cash flows through the sale of the assets. The Bank makes decisions based on the fair values of the assets and manages the assets to realize those fair values. Financial assets will only be reclassified when there is a change in the business model. In this case, all financial assets in that business model are reclassified. The change in the business model objective must be prior to the reclassification date.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 22 Note 2 - Summary of Significant Accounting Policies, continued (ii) Classification of financial liabilities Financial liabilities are classified in the following categories:  Financial liabilities at amortized cost;  Financial liabilities held for trading (including derivatives): these are instruments that are recorded in this category when the Bank's objective is to generate profits through the realization of purchases and sales with these instruments;  Financial liabilities designated at fair value through profit or loss on initial recognition (fair value option). The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in valuation or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, on a fair value basis in line with a risk management or investment strategy. (iii) Embedded derivatives in hybrid financial instruments Embedded derivatives in other financial instruments or in other host contracts are accounted for separately as financial derivatives contracts when the following criteria are met: 1) its risks and characteristics are not directly related with those of the host contract, 2) a separated instrument with same characteristics of the embedded derivative meets the derivative instrument definition, and 3) the host contract is not classified as “other financial assets (liabilities) at FVTPL” or as “trading instruments”. (iv) Reclassifications Reclassification of financial assets is required if, and only if, the objective of the Bank's business model for managing those financial assets changes. Financial liabilities cannot be reclassified. There are no reclassifications in these Interim Consolidated Financial Statements. II. Measurement of financial instruments (i) Initial measurement On initial recognition, financial assets and liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments that are not measured at fair value through profit or loss, transaction costs of financial assets and financial liabilities recorded at fair value are recorded in profit or loss.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 23 Note 2 - Summary of Significant Accounting Policies, continued (ii) Subsequent measurement - Financial assets After initial recognition, the Bank will measure a financial asset at: (a) Amortized cost Financial assets that are held in a business model to collect contractual cash flows and contain contractual terms that give rise on specified dates to cash flows that are SPPI are measured at amortized cost. The effective rate method is used in the calculation of the amortized cost of a financial asset or financial liability and in the allocation and recognition of interest income or interest expense in profit or loss for the relevant period. The effective interest rate (EIR) is the rate that exactly discounts estimated future cash payments or collection through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or the amortized cost of a financial liability. The net impairment losses of the assets recorded in these items occurring in each period are determined in accordance with IFRS 9, except for assets classified under the CNCB as "due from banks", "loans and receivables from customers and contingent loans" whose impairment determination follows the guidelines established in Chapters B1, B2 and B3 of the CNCB. For purposes of recording the impairment loss, this is recorded under the caption "Provisions for credit risk due from banks and loans and accounts receivable from customers" and "Impairment for credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income" in the Interim Consolidated Statements of Income. See note 41 "Credit loss expense". (b) Fair value through other comprehensive income (FVTOCI) Financial assets that are debt instruments held in a business model that is achieved through the collection of contractual cash flows and sale, and that contain contractual terms that result on specified dates in cash flows that are SPPI, are measured at FVTOCI. They are subsequently remeasured at fair value and changes in fair value (except for those related to impairment, interest income and foreign exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. At the time of disposal, gains and losses accumulated in other comprehensive income are recognized in the statement of income. On the other hand, the net impairment losses on financial assets at fair value through other comprehensive income occurring during the period are recorded under the item "Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” in the Interim Consolidated Statements of Income. See Note 41. Interest income on these instruments is recorded in the consolidated income and loss account for that period. Exchange differences are recorded in "Net foreign exchange gain (loss)" in the Interim Consolidated Statements of Income.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 24 Note 2 - Summary of Significant Accounting Policies, continued (c) Fair value through profit or loss (FVTPL) The caption "Financial assets held for trading at fair value through profit or loss" includes financial assets whose business model is intended to generate profits through the realization of purchases and sales or to generate results in the short term. Financial assets recorded under "Financial assets not held for trading mandatorily measured at fair value through profit or loss" are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but the contractual cash flows have not met the conditions of the SPPI test. Financial assets are classified under "Financial assets designated at fair value through profit or loss" only when such designation eliminates or significantly reduces the inconsistency in valuation or recognition that would arise from valuing or recognizing the assets on a different basis. The assets recorded in these captions of the Interim Consolidated Statements of Financial Position are valued after their acquisition at fair value and the changes in their value (gains or losses) are recorded, at their net amount, in the items "Financial income or loss from financial assets and liabilities held for trading" and "Financial income or loss from financial assets not held for trading mandatorily valued at fair value through profit or loss" of the Interim Consolidated Statements of Income. Changes arising from exchange differences are recorded in "Net foreign exchange gain (loss)" in the Interim Consolidated Statements of Income. (d) Equity instruments For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to income. These instruments are not subject to the impairment model of IFRS 9. (iii) Subsequent measurement - Financial liabilities After initial recognition, the Bank will measure a financial liability at amortized cost, except for derivatives that are measured at fair value through profit or loss. III. Derecognition of financial assets and liabilities Financial assets are derecognized when, and only when:  the contractual rights to the cash flows from the financial asset expire, or  the Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognizes the financial asset and separately recognizes the rights and obligations created or retained in the transfer.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 25 Note 2 - Summary of Significant Accounting Policies, continued In some cases, the Bank enters into transactions whereby it retains the contractual rights to receive the cash flows from the financial asset, but assumes a contractual obligation to pay the cash flows in an arrangement that meets all the required conditions, i.e. the Bank only transfers the cash flows collected. amounts of the original assets, the original assets are prohibited from being sold or pledged, and the Bank has an obligation to send the cash flows collected without significant delay. When a financial asset is sold and the Bank simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date, the Bank continues to recognize the financial asset in its entirety in the statements of financial position because it retains substantially all the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Financial liabilities are derecognized when, and only when, they are extinguished, canceled or mature. Derecognition due to substantial modification of terms and conditions The Bank derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that it has essentially become a new asset, with the difference recognized as a gain or loss on derecognition, to the extent that an impairment loss has not yet been recorded. A change in terms and conditions does not result in derecognition if it does not result in cash flows that are substantially different. Based on the change in cash flows discounted at the original Effective Interest Rate ("EIR"), the Bank records a gain or loss on modification, to the extent that an impairment loss has not yet been recorded. For financial liabilities, the Bank considers a substantial modification based on qualitative factors, and if it results in a difference between the adjusted discounted present value and the original carrying amount of the financial liability of ten percent or more. For financial assets, this assessment is based on qualitative factors. IV. Renegotiated and modified loans The Bank in certain situations makes concessions or modifications to the original terms of loans in response to the borrower's financial difficulties, in lieu of taking possession or enforcing collection of collateral, or in some cases to renegotiate loans. The Bank considers a loan modified when such concessions are made as a result of the borrower's present or expected financial difficulties and the Bank would not have accepted them had the borrower been in good financial standing. Indicators of financial difficulties include covenant defaults and/or significant additional history identified by the Credit Risk area. Modification may involve extending payment terms and agreeing to new loan terms. It is the Bank's policy to monitor refinanced loans to help ensure that future payments are probable. If the modifications are substantial, the loan is written off, as explained in "III. Derecognition of financial assets and liabilities If the terms have been renegotiated without resulting in the derecognition of the loan, any impairment is measured using the original EIR calculated prior to the modification of the terms. The Bank also reassesses whether there has been a significant increase in credit risk and whether the assets should be classified in another Stage.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 26 Note 2 - Summary of Significant Accounting Policies, continued Derecognition decisions and Stage 2 and Stage 3 classifications are determined on a case-by-case basis. If these procedures identify a loss in relation to a loan, it is disclosed and managed as a Stage 3 impaired refinanced asset until collected or written off. V. Contingent Credits The Bank provides standby loans (including letters of credit, foreign letters of credit and performance bonds) and loan commitments. Contingent loans and unused loan commitments are commitments under which, during the term of the commitment, the Bank is obligated to provide a loan with a pre-specified term to the customer. The face value of the contractual loan, when the agreed loan is on market terms, is not recorded in the statement of financial position. The related provision for expected credit loss is disclosed in Note 24 "Provisions for contingencies", letter b). VI. Offsetting Financial assets and financial liabilities are offset in the Interim Consolidated Statement of Financial Position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously. I. Derivatives and hedging activities The Bank has decided to continue to apply the hedge accounting requirements of IAS 39 when adopting IFRS 9. For presentation purposes, derivatives are presented according to their positive or negative fair value as assets or liabilities, respectively, and include trading and hedging instruments separately (see Notes 8 "Financial assets held for trading through profit or loss" and 12 "Financial derivative contracts for accounting hedges"). Hedging transactions The Bank uses financial derivatives for the following purposes: i. to sell to customers who request these instruments in the management of their market and credit risks. ii. to use these derivatives in managing the risks of the Bank's own positions and assets and liabilities of the Bank's entities ("hedging derivatives"); and iii. to obtain gains from changes in the price of these derivatives ("trading derivatives"). All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 27 Note 2 - Summary of Significant Accounting Policies, continued A derivative qualifies for hedge accounting if all of the following conditions are met: i. The derivative hedges one of the following three types of exposure: a) Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject ("fair value hedge"); b) Changes in the estimated cash flows derived from financial assets and liabilities, and highly probable forecast transactions ("cash flow hedge"); c) The net investment in a foreign operation ("hedge of a net investment in a foreign operation"). ii. It is effective in offsetting the exposure inherent in the hedged item or position over the expected term of the hedge, which means that: a) At the trade date the hedge is expected, under normal conditions, to be highly effective ("prospective effectiveness"). b) There is sufficient evidence that the hedge was effective during the life of the hedged item or position ("retrospective effectiveness"). There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that it is consistent with the Bank's own risk management. Changes in the value of financial instruments that qualify for hedge accounting are recorded as follows: a. For fair value hedges, gains or losses arising on both hedging instruments and hedged items (attributable to the type of risk being hedged) are included as "Net trading income (expense)" in the Interim Consolidated Statement of Income. b. For fair value hedges of interest rate risk in a portfolio of financial instruments, gains or losses arising on measurement of the hedging instruments within "Interest income and expense", and other gains or losses due to changes in the fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Interim Consolidated Statement of Income (Loss) under "Net trading income (expense)". c. For cash flow hedges, the change in the fair value of the hedging instrument is included as "Cash flow hedges" in "Interim Statement of Other Comprehensive Income". d. The valuation differences of the hedging instrument corresponding to the ineffective portion of cash flow hedging transactions are recorded directly in the Interim Consolidated Statement of Income under "Net income (expense) from financial operations". If a derivative designated as a hedging instrument ceases to meet the conditions described above due to maturity, ineffectiveness or any other reason, the hedge accounting treatment is discontinued. When the "fair value hedge" is discontinued, the fair value adjustments.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 28 Note 2 - Summary of Significant Accounting Policies, continued to the carrying amount of the hedged item arising from the hedged risk are amortized to profit or loss as of that date, as appropriate. Sources of hedge ineffectiveness may arise from basis risk, including, but not limited to, discount rates used to calculate the fair value of derivatives, hedges using instruments with a fair value other than zero, and timing and notional differences between hedged items and hedging instruments. When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in "Other comprehensive income (loss)" (from the period in which the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Interim Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Interim Consolidated Statement of Income. l) Measurement and techniques used in determining fair value In general terms, financial assets and liabilities are initially recognized at fair value, which, unless there is evidence to the contrary, is considered to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are valued in accordance with the following criteria: (i) Measurement of financial instruments Financial assets are measured at fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and receivables from customers. In accordance with IFRS 13 "Fair value measurement", "fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account in pricing the asset or liability at the measurement date. The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) in the main market for the asset or liability, or (b) in the absence of a main market, the most advantageous market for the asset or liability. Even if there is no observable market that provides pricing information in relation to the sale of an asset or transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize the value associated with the asset or liability. In using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of available unobservable inputs. If an asset or liability measured at fair value has a bid price and a ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances is used to measure fair value, regardless of where the input is classified within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 29 Note 2 - G Summary of Significant Accounting Policies, continued establishes a fair value hierarchy that classifies inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). All derivatives are recorded in the Interim Consolidated Statements of Financial Position at the fair value described above. This value is compared to the valuation on the trade date. If the fair value is subsequently measured positive, it is recorded as an asset. If the fair value is subsequently measured negative, it is recorded as a liability. The fair value on the trade date is, unless there is evidence to the contrary, considered to be the transaction price. Changes in the fair value of derivatives since the trade date are recorded in "Net income (expense) from financial transactions" in the Interim Consolidated Statements of Income. Specifically, the fair value of financial derivatives included in portfolios of financial assets or liabilities held for trading is considered to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using methods similar to those used to measure over- the-counter derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the valuation date ("present value" or "theoretical close") using valuation techniques commonly used in financial markets: “net present value" (NPV) and option valuation models, among other methods. In addition, the fair value of derivatives includes the CVA and DVA adjustment, so that the fair value of each instrument includes the credit risk of its counterpart and the Bank's own risk. The credit valuation adjustment (CVA) is a valuation adjustment of OTC derivatives as a consequence of the risk associated with the credit exposure assumed by each counterpart. The CVA is calculated taking into account the potential exposure to each counterpart in each future period. The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, arises as a consequence of the Bank's own risk assumed by its counterparts in OTC derivatives. (ii) Valuation techniques Financial instruments at fair value, determined on the basis of quoted prices in active markets, include government debt securities, private sector debt securities, equity shares, short positions and fixed income securities issued. In cases where price quotations are not observable in available markets, the Bank's management determines the best estimate of the price that would be set by the market using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs; however, for some financial instrument valuations, significant inputs are not observable in the market. To determine a value for these instruments, various techniques are used to make these estimates, including extrapolation of observable market data.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 30 Note 2 - Summary of Significant Accounting Policies, continued The most reliable evidence of the fair value of a financial instrument at initial recognition is usually the transaction price; however, due to the unavailability of market information, the value of the instrument may be derived from other market transactions involving the same or similar instruments or may be measured using a valuation technique in which the inputs used include only observable market data, principally interest rates. The main techniques used as of March 31, 2022 and December 31, 2021 by the Bank's internal models to determine the fair value of financial instruments are as follows: i. The present value method is used in the valuation of financial instruments that allow static hedges (mainly forwards and swaps). The estimated future cash flows are discounted using interest rate curves of the related currencies. Interest rate curves are generally observable market data. ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is typically used. Where appropriate, observable market data is used to derive factors such as bid spread, exchange rates, volatility, correlation indicators and market liquidity. iii. In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including interest rate curves, volatilities, correlations and related exchange rates. The fair value of financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, stock price, volatility and prepayments, among others. The Bank's management believes that its valuation models are not significantly subjective, as these methodologies can be adjusted and evaluated, as appropriate, through internal calculation of fair value and subsequent comparison with the related actively quoted price. m) Revenue and expense recognition The following is a summary of the most significant criteria used by the Bank for the recognition of its revenues and expenses: (i) Interest income, interest expense and similar items Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method. However, when an operation is evaluated either individually or collectively, and as a result of such evaluation the placements are recognized in the impaired portfolio (CNCB Cap. B2 numeral 1 letter b), being debtors subject to group evaluation, includes all loans in the "Default Portfolio"; on the other hand, in the individual portfolio (defined as placements classified in categories B3 and B4 plus the default portfolio) and which are in arrears for 90 days or more in any of their installments, the recognition of income on the accrual basis is suspended.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 31 Note 2 - Summary of Significant Accounting Policies, continued The suspension of revenue recognition on an accrual basis implies that, from the date on which it should be suspended in each case and until such loans are no longer impaired, the respective assets included in the Interim Statement of Financial Position will not be increased by interest, adjustments or commissions and no revenue for these items will be recognized in the Interim Consolidated Statement of Income, unless they are actually received. These standards only refer to the criteria for valuation and recognition of income for financial accounting information. Interest income from “transactions with accrual suspended” is only re-recorded when such transactions become current (i.e. payments were received that make them less than 90 days past due) and when they are no longer in the impaired portfolio. (ii) Dividends received Dividends received from investments in other companies are recognized on income when the right to receive them arises and are recorded in the item “Income from investments in companies”. (iii) Commissions, fees and similar items Income and expenses from commissions and fees are recognized in the Interim Consolidated Statement of Income using the criteria established in IFRS 15 "Revenue from contracts with customers", based on consideration of the terms of the contract with the customers, excluding amounts collected on behalf of third parties. Revenue is recognized when performance obligations are satisfied by transferring a promised good or service to a customer, which is evidenced by transferring control over an asset or the rendering of a service: Commissions recorded by the Bank correspond mainly to:  Line of credit and overdraft commissions: includes earned commissions during the year related to lines of credit granted and checking accounts overdrafts.  Guarantee and letters of credit fees: includes earned commissions during the year related to bank guarantees granted over actual or contingent obligations to third parties.  Credit card fees: includes earned and received commissions during the year related to credit and debit cards usage.  Accounts management fees: includes earned fees related to maintenance of checking accounts, savings accounts, and other accounts.  Collection and payment services fees: includes fee income related to collection services as well as payment services rendered by the Bank and its subsidiaries.  Brokerage and securities management fees: includes fee income related to financial assets brokerage and securities management and custody.  Insurance brokerage fees: includes insurance brokerage fees.  Other fee and commissions: includes income arising from currency exchange, financial advisory services, cashier checks issuance, placement of financial products and online banking services.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 32 Note 2 - Summary of Significant Accounting Policies, continued Commission expenses include:  Cards transactions fees: includes credit and debit card transaction fees related to income generated in those transactions.  Securities transactions fees: includes fees related to custody of securities and securities brokerage.  Other fees and commissions: includes mainly expenses generated from online services. The Bank grants a group of benefits to its cardholders for which, in accordance with IFRS 15, has established provisions enough to comply with its performance obligations when these benefits become enforceable. (iv) Non-financial income and expenses They are recorded in accordance with IFRS 15, identifying the performance obligations, allocating the transaction price to separate performance obligations, and recognizing income when these are satisfied. (v) Loan arrangement fees Fees that arise from loans arrangement, opening accounts, study and information fees, they are accrued and recognized on a sistematic basis on the Consolidated Statement of Income throughout the life of the loan. In the case of arrangement fees, the portion corresponding to the related direct costs incurred in the formalization of such transactions are immediately recorded in the income statement. n) Impairment Assets are acquired or purchased based on the future economic benefits they produce. Consequently, impairment is recorded when the carrying amount of such assets is less than their recoverable amount. Assets are subject to impairment tests to adequately reflect the future economic benefits that the assets are capable of producing when used by the Bank. The Bank assesses the expected future credit losses ("ECL") associated with its financial instrument assets carried at amortized cost and FVTOCI, subject to the limitations defined in paragraph 5 of Chapter A-2 of the Compendium of Accounting Standards. The Bank recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects:  An unbiased, probability-weighted amount determined by evaluating a range of possible outcomes;  The time value of money; and  Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 33 Note 2 - Summary of Significant Accounting Policies, continued The Bank follows the criteria described below to assess impairment, when applicable: (i) Impairment of financial assets except "Due from banks", "Loans and receivables from customers and "Contingent loans". The Bank applies IFRS 9 to determine the impairment of its financial assets at amortized cost and at fair value through other comprehensive income, except for "Due from banks", "Loans and accounts receivable from customers" and "Contingent loans", whose impairment is determined by applying the provisions of Chapter B1, B2 and B3 of the CNCB, for the rest of the assets the following is applicable. IFRS 9 introduces the concept of "expected losses" which is developed in the credit risk model applied by the Bank. The "expected loss" impairment model is applied to financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, financial guarantee contracts and other commitments. All financial instruments measured at fair value through profit or loss are excluded from the impairment model. The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the time of initial recognition, and which determine the calculation of their credit risk hedges. Stage 1: No significant increase in risk: "The allowance for losses on these financial instruments is calculated as the expected credit losses resulting from possible events of default within 12 months after the reporting date (12-month expected loss)." Stage 2: With significant increase in risk: "When the credit risk of a financial asset has increased significantly since initial recognition, the allowance for losses on that financial instrument is calculated as the expected credit loss over the entire life of the transaction. In other words, it is the expected credit losses resulting from all possible events of default during the expected life of the financial instrument". Stage 3: Impairment: "When there is objective evidence that the financial asset is impaired, it is transferred to this category in which the write-down for losses on that financial instrument is calculated, as in Stage 2, as the expected credit loss over the life of the asset." In cases in which the recovery of any recorded amount is considered remote, the asset is removed from the consolidated balance sheet, without prejudice to any actions that may be taken to attempt to collect the amount until the rights to receive it have been extinguished definitively, whether by expiration, forgiveness or other causes. The Bank takes into account reasonable and supportable information that is available without undue cost or effort and that may affect the credit risk of a financial instrument, including forward-looking information to determine a significant increase in credit risk since initial recognition. Forward-looking information includes past events, current conditions and expected or future economic conditions (macroeconomic data). Credit risk assessment and forward-looking information (including macroeconomic factors), includes quantitative and qualitative information based on the Bank's historical experience, examples include:

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 34 Note 2 - Summary of Significant Accounting Policies, continued  Financial or economic conditions that are expected to cause a significant change in the borrower's ability to meet its debt obligations.  An actual or expected downgrade of the borrower's internal credit rating or a decrease in the borrower's performance score.  An actual or expected significant change in the borrower's operating results.  Significant increases in credit risk on other financial instruments of the same borrower.  Significant changes in the value of the collateral backing the obligation or in the quality of third-party guarantees or credit enhancements.  Reductions in financial support from a parent entity or other subsidiary.  Expected changes in the loan documentation, including an expected breach of contract that may result in waivers or modifications of covenants, suspension of interest payments, increased interest rates, requirements for additional collateral or guarantees, or other changes in the contractual framework of the facility. The Bank has considered that if contractual payments are more than 30 days past due, credit risk is considered to have increased significantly since the initial recognition of the credit, but this is not an absolute indicator. The bank has not rebutted the IFRS 9 presumption of significant increase in risk ("SIR") or default. Regarding the use of present, past and future information required by the application of the expected loss approach described in IFRS 9, this requires the incorporation of present, past and future information for both the detection of significant increase in risk and the measurement of expected losses, which should be performed on a probability-weighted basis. When estimating expected losses, the standard does not require the identification of all possible scenarios. However, the probability of a loss event occurring and the probability of it not occurring must be considered, even if the possibility of a loss occurring is very low. To achieve this, the Bank evaluates the linear relationship between its estimated loss parameters (PI, PDI, and EAP) with the history and future forecasts of macroeconomic scenarios. Also, when there is no linear relationship between the different future economic scenarios and their associated expected losses, more than one future economic scenario should be used for the estimation. Expected losses are then derived from the following parameters: PI: estimate of the probability of default in each period. EAP: estimate of the exposure in the event of default in each future period, taking into account changes in exposure after the reference date of the financial statements. PDI: estimated loss given default, as the difference between the contractual cash flows and those expected to be received, including collateral. For these purposes, the estimate considers the probability of execution of the guarantee, the time until possession and subsequent realization is reached, the expected cash flows and the acquisition and sale costs.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 35 Note 2 - Summary of Significant Accounting Policies, continued CCF: Cash Conversion Factor, is the estimate made on off-balance sheet balances to determine the exposure subject to credit risk in the event of default. The expected credit losses calculated are based on the internal models developed for all portfolios within the scope of IFRS 9, except for those cases that are subject to individualized estimation. Internal models have been developed that take into account as sources of information the data provided by external rating agencies or others observed in the market, such as changes in bond yields, credit default swap quotes or any other public information on them. (ii) Non-financial assets The carrying amounts of the Bank's non-financial assets are reviewed regularly or at least at each reporting date to determine whether there is any indication of impairment. If such indications exist, then the recoverable amount of the asset is estimated. The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are substantially independent of the cash flows from other assets or group of assets. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and its value is reduced to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. If we assess the value in use of an asset, the estimated cash flows are discounted to their present value by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The Bank shall assess at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the entity shall estimate the recoverable amount of that asset. In assessing whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased, an entity shall consider, as a minimum, external sources of information (the asset’s value has increased significantly during the period; significant changes with a favorable effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which the asset is dedicated; market interest rates or other market rates of return on investments have decreased during the period, and those decreases are likely to affect the discount rate used in calculating the asset’s value in use and increase the asset’s recoverable amount materially) and internal sources of information such as significant changes with a favorable effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, the asset is used or is expected to be used. These changes include costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs. In the case of goodwill and indefinite useful life intangible assets or not yet available for use, the recoverable amount is estimated annually, at year end.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 36 Note 2 - Summary of Significant Accounting Policies, continued When impairment exists the carrying amount of the asset shall be reduced to its recoverable amount if, and only if, the recoverable amount of an asset is less than its carrying amount. This reduction is an impairment loss. The impairment loss is recognized immediately in income for the period, unless the asset is carried at its revalued value in accordance with another standard. Any impairment loss on revalued assets will be treated as a decrease in the revaluation made in accordance with that other standard. When the amount estimated for an impairment loss is greater than the carrying amount of the asset to which it relates, the Bank shall recognize a liability if, and only if, that is required by another standard. After the recognition of an impairment loss, the depreciation (amortization) charge for the asset shall be adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life. If an impairment loss is recognized, any related deferred tax assets or liabilities are determined in accordance with IAS 12 “Income taxes” by comparing the revised carrying amount of the asset with its tax base. Impairment losses recognized in prior periods are tested at each reporting date for any indication that the loss has decreased or disappeared. An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. (iii) Goodwill Goodwill is tested annually in order to determine if impairment losses exist and whenever there is an indication that the carrying value may be impaired. The impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. An impairment loss is recognized when the recoverable amount of the CGU is less than its carrying amount. For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. An impairment loss recognized for goodwill shall not be reversed in a subsequent periods. According to IAS 36 “Impairment of assets” the annual impairment test for a cash-generating unit to which goodwill has been allocated or for intangible assets with indefinite useful lives may be performed at any time during an annual period, as long the test is performed at the same time every year. Different cash-generating units may be tested for impairment at different times. o) Fixed assets Items of fixed assets are measured at acquisition cost, net of accumulated depreciation and impairment, if any.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 37 Note 2 - Summary of Significant Accounting Policies, continued In addition to the price paid to acquire each item, the cost also includes, where applicable, the capitalized cost. The capitalized cost includes expenses attributed directly to the asset acquisition and any other costs directly attributable to the process of placing the asset in conditions to be used. When some part of an item of the fixed assets has a different useful life to that fixed asset, it is recognized as a separate component (significant components of fixed assets). This item includes the amounts of property, land, furniture, vehicles, technological equipment, and other facilities own by the consolidated entities or acquired under financial leases. These assets are classified based on their use in: (i) Fixed assets for own use Fixed assets for own use includes, but is not limited to, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are recorded at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount). For accounting purposes, acquisition cost of the received asset is considered to be its net amount. Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation. Fixed assets in leased properties are depreciated over the shorter period of time between their useful lives or the term of the lease, unless it is certain that the Bank will acquire the property at the end of the lease. The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life. In a similar manner, when indication exists that a material asset has recovered its value, the consolidated entities recognize the impairment loss reversal and the future depreciation charges are adjusted accordingly. In no case the impairment loss reversal of an asset can increase its value over the initial value as it no impairment losses were recognized in previous years. Also, at least at the end of the year, the estimated useful lives of the items of property, plant and equipment for own use are reviewed in order to detect significant changes therein, which, if any, will be adjusted by means of the corresponding correction of the charge to the consolidated statement of income for future years, by recalculating the depreciation, by virtue of the new useful lives. Upkeep and maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 38 Note 2 - Summary of Significant Accounting Policies, continued (ii) Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to fixed assets held for own use. p) Intangible assets Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights, internally developed by the consolidated entities, as well as those generated in a business combination. These are assets for which the cost can be reliably measured and it is probable that future economic benefits attributable to the asset will flow to the Bank. The cost of intangible assets acquired or originated in a business combination correspond to its fair value at the acquisition date. Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. The Bank shall assess whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset shall be assessed by the Bank as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Bank. The accounting for an intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized over its economic useful life and is reviewed to determine whether there was any indication that the intangible asset may have suffered any impairment, the period and method of amortization are reviewed at least at the end of each reporting period. An intangible asset with an indefinite useful life is not amortized. The Bank tests for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible asset may be impaired. (i) Software The software acquired by the Bank is recognized at cost less the accumulated amortization and impairment, if any. The expenses in software developed internally are recorded as assets when the Bank is capable of proving its intention and ability to complete development, when internal use will generate future economic benefits and/or decrease in costs, and when the cost of completing its development can be reliably measured. The capitalized costs of the software developed internally include all the direct costs attributable to the development of the software, and it is amortized over the course of its useful life. Software developed internally is recorded at cost less the accumulated amortization and losses from impairment.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 39 Note 2 - Summary of Significant Accounting Policies, continued The subsequent expenditures associated with the asset are capitalized only when future economic benefits from them will flow to the Bank. The rest of the expenditures are recognized in income. Intangible assets are amortized on a straight-line basis over their estimated useful life; starting on the date it is ready for use. (ii) Generated in a business combination According to IFRS 3 “Business combinations”, when an intangible asset is acquired or generated in a business combination it cost will be the fair value at the acquisition date. The fair value of an intangible asset represents expectations of market participants at the acquisition date over the probability that future economic benefits from the asset will flow to the entity. In other words, the entity expects that economic benefits flows to them, even though there is uncertainty about the date or the amount of them. As set forth by IAS 38 “Intangibles assets” and IFRS 3, the acquirer will recognize an intangible assets from the acquiree at the acquisition date separately from Goodwill independently if the asset was previously recognized by the acquiree before the business combination. In connection with the aforementioned, the business combination between Itaú Chile and Corpbanca gave rise to intangible assets and Goodwill as indicated in Note 15 Intangible Assets. (iii) Other identifiable intangible assets Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank. q) Factoring transactions The Bank performs operations with their clients, in which they receive invoices and other credit representative trading instruments with or without recourse to the transferor, anticipating a percentage of the total amount receivable of the borrower upon collection. These transactions are valued at the disbursed amounts by the Bank in exchange for invoices or other credit representative trading instruments. The price differences between the disbursed amounts and the nominal amount of the documents are recorded in the Interim Consolidated Statement of Income as interest income applying the effective interest rate method, over the term of the transaction. The responsibility of payment of the documents remains with the client (assignor). r) Leases On the date of commencement of a lease the Bank recognizes an asset for right of use and a liability for lease in accordance with the provisions of IFRS 16 “Leases”.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 40 Note 2 - Summary of Significant Accounting Policies, continued (i) Assets for right-of-use At the beginning of a lease, the right-of-use asset is measured at cost. The cost includes (a) the amount of the initial measurement of the lease liability; (b) lease payments made before or from the start date, less lease incentives received; (c) the initial direct costs incurred by the lessee; and (d) a modification of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the place in which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. After the initial recognition date, the Bank measures the assets by right of use applying the cost model, which is defined as the asset by right of use measured at cost (a) less accumulated depreciation and accumulated risk losses of value; and (b) adjusted for any new measurement of the lease liability. The Bank applies the depreciation requirements established by IAS 16 "Property, plant and equipment" over the right-of-use in these type of transactions. If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank exercises a purchase option, the Bank depreciates the right-ofuse asset from the date of beginning of it until the end of the useful life of the underlying asset. In another case, the Bank depreciates the asset by right of use from the start date until the end of the useful life of the asset whose right of use has or until the end of the lease term, whichever comes first. The Bank applies IAS 36 “Impairment of assets” to determine if the right-of-use asset presents changes in value and accounts for identified value risk losses. As of March 31, 2022, the Bank has not identified impairment in the value of the right-of-use assets. (ii) Lease liability The Bank measures the lease liability at the present value of lease payments that have not been paid as of that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate could be easily determined. Since that rate cannot be easily determined, the Bank uses the incremental rate for loans (cost of funding). The lease payments included in the measurement of the lease liability determined the payments for the right of use the underlying asset during the term of the not cancelable lease at the measurement date which includes (a) fixed payments, less any lease incentive receivable (b) variable lease payments, which depends on an index or rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 41 Note 2- Summary of Significant Accounting Policies, continued After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed. The Bank makes new measures of the lease liability discounting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee. A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a rate used to determine those payments. The Bank measures the lease liability again to modify the modified lease payments only when there is a change in cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments. The Bank measured the lease liability at the present value of the lease payments discounted using the incremental interest rate for loans (cost of funding). s) Provisions for credit risk on "Due from banks" and "Loans and accounts receivable from customers". The Bank has established provisions for impairment losses due to credit risk on "Due from banks", "Loans and receivables from customers" and "Contingent loans", in accordance with the instructions defined in the CNCB, issued by the Financial Market Commission (CMF), and the credit risk rating and evaluation models approved by the Bank's Corporate Governance, in order to make the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their receivables, which determine the payment behavior and subsequent recovery. The processes and compliance with the policy are evaluated and supervised in accordance with internal control procedures, in order to ensure compliance and the maintenance of an adequate level of provisions to support expected losses. Provisions are called "individual", when they correspond to debtors that are evaluated individually, that is, those that due to their size, complexity or level of exposure to the Bank, it is necessary to know and analyze in detail and those "group", originated by individuals or smaller companies, associated to a high number of transactions with homogeneous characteristics and that due to such conditions are evaluated jointly. In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below:  Individual allowances for the normal portfolio.  Individual allowances for the substandard portfolio.  Individual allowances for the non-compliant portfolio.  Group allowances for the normal portfolio.  Group allowances for the non-compliant portfolio.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 42 Note 2 - Summary of Significant Accounting Policies, continued (i) Individual allowances When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed. The methodology used to classify and determine its allowances is performed in accordance with Chapter B-1 “Provisions for credit risk” from the BCAS, assigning risk categories to each debtor according to the following detail: Normal portfolio It corresponds to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not change. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio. Substandard portfolio The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term. In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4. Normal and Substandard portfolios As part of the debtors’ individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result. These variables are regulated by the CMF- to be applied to each of the individual categories.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 43 Note 2 - Summary of Significant Accounting Policies, continued Below are presented the probabilities of default and loss given default, as established by the CMF: Probability of Los s given Category of default default Expected loss Type of portfolio debtor (DP) (PLD) (EL) (%) (%) (% Provision A1 0.04 90.00 0.03600 A2 0.10 82.50 0.08250 Normal portfolio A3 0.25 87.50 0.21850 A4 2.00 87.50 1.75000 A5 4.75 90.00 4.27500 A6 10.00 90.00 9.00000 B1 15.00 92.50 13.87500 B2 22.00 92.50 20.35000 Substandard portfolio B3 33.00 97.50 32.17500 B4 45.00 97.50 43.87500 In order to determine the amount of provisions, the Bank first determines the affected exposure, which comprises the book value of the customer's placements plus the contingent credits, less the amounts that are feasible to recover through the execution of the guarantees, financial or real, backing the operations, to which the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value it would obtain on the disposal of the assets or equity instruments. In the case of substitution of the debtor's credit risk for the credit quality of the guarantor or surety, this methodology will only be applicable when the guarantor or surety is an entity rated in a category similar to investment grade by a local or international rating agency recognized by the regulator. In any case the guaranteed values may be deducted from the exposure amount. The procedure apply only in the case of financial or real guarantees. Non-compliant portfolio Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. The classifications assigned to this portfolio are categories C1 to C6. Applied to all credits, including 100% of the amount of contingent credits, held by those same debtors. For purposes of establishing provisions on this portfolio, in the first instance an expected loss rate is determined, deducting from the amount of the exposure the amounts susceptible to recovery through the execution of financial and real guarantees that support the operations and also deducting the present value of the recoveries obtained through collection actions net of associated expenses. Once the expected loss range has been determined, the respective allowance percentage is applied to the amount of the exposure comprising the placements plus the contingent credits of the same debtor.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 44 Note 2 - Summary of Significant Accounting Policies, continued Allowance percentages to be applied over the exposition are as follows: Type of portfolio Risk scale Expected loss range Provision C1 Up to 3% 2% C2 More than 3% and up to 20% 10% C3 More than 20% and up to 30% 25% Portfolio in default C4 More than 30% and up to 50% 40% C5 More than 50% and up to 80% 65% C6 More than 80% 90% Loans are maintained in this portfolio until a normalization of their payment capacity or behavior is observed, without prejudice to the write-off of each particular loan that meets the condition set forth in Title II of Chapter B-2 of the CNCB. In order to remove a debtor from this portfolio, once the circumstances that led to its classification in this portfolio under these rules have been overcome, at least the following copulative conditions must be met: 1) None of the debtor obligations with the Bank are overdue for more than 30 days. 2) No new re-financing of loans has been granted. 3) At least one of the payments received includes principal payment (total or partial). 4) If the debtor has a loan with partial payments due within six months, two payments have been made. 5) If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid. 6) The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material. (ii) Group allowances Collective assessment are used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of assessment, as well as the criteria to apply for them, must be consistent with those used when loans were granted. To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform, by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans. Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 45 Note 2 - Summary of Significant Accounting Policies, continued Standard method for mortgage loans allowances For the purposes of calculating credit risk provisions of the mortgage loan portfolio for housing, the Bank uses the standard provision method for mortgage loans established in the BCAS. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table: Days past due at Portfolio in PVG tranche month-end 0 1 - 29 30 - 59 60 - 89 default DP 1.0916 21.3407 46.0536 75.1614 100 PVG ≤ 40% LGD (%) 0.0225 0.0441 0.0482 0.0482 0.0537 EL (%) 0.0002 0.0094 0.0222 0.0362 0.0537 DP (%) 1.9158 27.4332 52.0824 78.9511 100 40% < PVG ≤ 80% LGD (%) 2.1955 2.8233 2.9192 2.9192 3.0413 EL (%) 0.0421 0.7745 1.5204 2.3047 3.0413 DP (%) 2.5150 27.9300 52.5800 79.6952 100 80% < PVG ≤ 90% LGD (%) 21.5527 21.6600 21.9200 22.1331 22.2310 EL (%) 0.5421 6.0496 11.5255 17.6390 22.2310 DP (%) 2.7400 28.4300 53.0800 80.3677 100 PVG > 90% LGD (%) 27.2000 29.0300 29.5900 30.1558 30.2436 EL (%) 0.7453 8.2532 15.7064 24.2355 30.2436 In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV. For mortgage loans related to housing programs and benefits from the Government, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below: MP loss mitigation factor for credits with PVG tranche state auction insurance V tranche: Price of the house upon executing sale agreemen t (UF) V ≤ 1,000 1,000 < V ≤ 2000 PVG ≤ 40% 100% 100% 40% < PVG ≤ 80% 100% 100% 80% < PVG ≤ 90% 95% 96% PVG > 90% 84% 89%

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 46 Note 2 - Summary of Significant Accounting Policies, continued Provisions for Commercial Loans The Bank uses the three standard models established in the BCAS, in order to determine the provisions of the group commercial portfolio. The applicable percentages of provision and the parameters used to determine the provision, are set out on the CAS.  Commercial leasing operations The allowance is determined based on the book value of the commercial lease operations (including the purchase option). The allowance percentage used in the calculation will depend on the delinquency of each operation, the type of leased asset and the relationship, at the end of each month, between the book value of each operation and the value of the leased asset (LTV), as indicated in the following tables: Probability of Default (PD) applicable according to delinquency and type of asset (%) Days of delinquency of transaction Type of asset at end of month Real Estate Non - real estate 0 0.79 1.61 1 - 29 7.94 12.02 30 - 59 28.76 40.88 60 - 89 58.76 69.38 Portfolio in default 100.00 100.00 Loss Given Default (LGD) applicable according to PVB tranche and type of asset (%) PVB= Current value of transaction/ Value of leased asset PVB tranche Real Estate Non-real estate PVB <= 40% 0.05 18.20 40% < PVB <= 50% 0.05 57.00 50% < PVB <= 80% 5.10 68.40 80% < PVB <= 90% 23.20 75.10 PVB > 90% 36.20 78.90 The LTV relationship is determined considering the guarantee appraisal value, expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at inception, considering any transitory event that may cause an increase on the value of the asset.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 47 Note 2 - Summary of Significant Accounting Policies, continued  Student loans The expected loss (%) is applied over the amount of the student loan and the exposure of the contingent credit when applicable. The factor used is determined based on the type of student loan and the collectable payment of principal or interest, at the end of each month. Only when payment is due, the factor will also depend on overdue. Probability of Default (PD) applicable according to payment due date, delinquency and type of loan (%) Payment of principal or interest Days past due at closing Student Loan due at month-end of closing CAE CORFO or other Yes 0 1 - 29 30 - 59 60 - 89 Portfolio in default No n/a Loss Given Default applicable according to payment due date and type of loan (LGD) (%) Payment of principal or interest due at Student Loan month - end CAE CORFO or other Yes No For loans granted in accordance with Law No. 20,027, the Bank considers the Government as a qualified guarantor for 90% of the loan.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 48 Note 2 - Summary of Significant Accounting Policies, continued  Generic commercial placements and factoring Factoring operations and commercial loans, other than those indicated above, expected loss (%) is applied over the amount of the loan and on the exposure of the contingent credit. The factor used is determined based on whether the operation has guarantees and it’s overdue. In addition for those operations with guarantees, the relationship between the debtor´s obligations to the bank and the value of the guarantees (LTV) is used to determine the factor as indicated in the following tables: Probability of Default (PD) applicable according to delinquency and PTVG tranche (%) Days past due at month - end With guarantee Without guarantee PTVG <=100 % PTVG >100% 0 1.86 2.68 4.91 1 - 29 11.60 13.45 22.93 30 - 59 25.33 26.92 45.30 60 - 89 41.31 41.31 61.63 Portfolio in default 100.00 100.00 100.00 Loss Given Default (LGD) app licable according to PTVG tranche (%) Commercial generic transactions Factoring with or factoring without liability of the PTVG tranche liability of the assigner assigner PTVG <= 60% 5.00 3.20 With guara ntee 60% <PTVG <= 75% 20.30 12.80 75% <PTVG <= 90% 32.20 20.30 90% < PTVG 43.00 27.10 Without guarantee 56.90 35.90 A guarantee or collateral can only be considered if, the guarantee was constituted in favor of the Bank with preference and if the guarantees is directly associates with the debtor´s credits (not shared with other debtors). For the purposes of calculating the LTV, the invoices assigned in the factoring operations, nor the guarantees associated with mortgage loans can be considered. The guarantees used in calculating the LTV relationship may be of a specific or general purpose, including those that are simultaneously specific and general. In the case of specific guarantees, the PTVG ratio must be calculated independently for each secured transaction, as the division between the amount of the placement and the contingent credit exposure and the value of the collateral securing it. For general and specific guarantees, LTV is determined as the division between the sum of the amounts of the loan and exposures of contingent credits and the general and specific guarantees considering any restriction.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 49 Note 2 - Summary of Significant Accounting Policies, continued  Provisions associated with financing guaranteed by FOGAPE Covid 19 On July 17, 2020, the CMF requested the determination of specific provisions for loans guaranteed by the FOGAPE Covid-19 guarantee, for which the expected losses should be determined by estimating the risk of each transaction, without considering the substitution of the credit quality of the guarantee, according to the individual or group analysis method, in accordance with the provisions of Chapter B-1 of the Compendium of Accounting Standards. This calculation must be made on an aggregate basis, grouping all those operations to which the same deductible percentage is applicable. Therefore, the total amount of expected losses resulting from the aggregate calculation of each group of operations must be contrasted with the respective total amount of deductible applicable to them and proceed as follows, when the expected losses of the operations of a group to which the same deductible percentage is applicable, determined according to the above procedure are less than or equal to the aggregate amount of the deductible, the provisions will be determined without considering the coverage of FOGAPE Covid-19, that is, without substituting the credit quality of the direct debtor for that of the guarantor, and when they are greater than the aggregate amount of the deductible, the provisions will be determined using the substitution method provided for in numeral 4. 1 letter a) of Chapter B-1 of the Compendium of Accounting Standards and will be recognized in accounts separate from commercial, consumer and housing provisions. As of March 31, 2022 and December 31, 2021, the Bank has recorded provisions of MCh$15,146 and MCh$19,650, respectively.  Provisions for contingent loans The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans. The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium of Accounting Standards, using the methodology set forth in letter b) “Guarantees”. Non-compliant portfolio – Collectively assessed loan The group in default loan portfolio comprises all loans and 100% of the amount of contingent loans of debtors who at the end of a month are 90 days or more past due in the payment of interest or principal on any loan. It will also include debtors who have been granted a loan to leave in force a transaction that was more than 60 days overdue, as well as debtors who have been subject to forced restructuring or partial forgiveness of a debt. The following can be excluded from the group non-compliant portfolio: a) Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and, loans for financing higher education under Law No. 20,027, b) that do not yet meet the default conditions set forth in Circular No. 3,454 of December 10, 2008.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 50 Note 2 - Summary of Significant Accounting Policies, continued All debtor’s loans should be classified in the Non-compliant portfolio until a normalization of its behavior and management capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section title II, Chapter B-2 of the Banking Compendium of Accounting Standards. In order to remove a debtor from the Non-compliant portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met: 1) None of the debtor obligations with the Bank are overdue for more than 30 days. 2) No new re-financing of loans has been granted. 3) At least one of the payments received includes principal payment (total or partial). 4) If the debtor has a loan with partial payments due within six months, two payments have been made. 5) If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid. 6) The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material. (iii) Guarantees Las Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor. In all cases, for purposes of the standards established by the CMF, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable: 1) Collateral and guarantees .. Considers contractual agreements to guarantee a specific loan or loans in a way that the coverage over the exposure can be clearly defined and where the rights to collect have been unquestionably transferred over to the guarantor. 2) Guarantees. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained from the sale of the assets, debts instruments or shares in the event that the borrower falls into default and a secondary source of payment is required. In applying the deduction method, the amount to be recovered by executing the guarantee, corresponds to the present value of the asset sold in its current market condition at disposal, minus all expenses required to keep the asset in its current conditions and to sell them, all in accordance with the Bank policies and terms established by Law for assets disposal. 3) Security deposit. On this type of guarantees the adjustment of its fair value may be deducted from the exposition, solely when the guarantee can be established with the unique aim to guarantee compliance with the related loans.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 51 Note 2 - Summary of Significant Accounting Policies, continued Leased assets Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset are sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses. Factoring operations Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse. (iv) Additional provisions The Bank can establish provisions in addition to those calculated by applying the loan portfolio assessment models, according to the set forth in number 9 of Chapter B-1 of the BCAS. These provisions can be established with the purpose of addressing the risks arising from macroeconomic fluctuations by anticipating expansive economic cycle downturns which could materialize in the worsening of the economic environment in the future and, in that manner, operate as an anti-cycle mechanism to accumulate additional provisions during positive economic conditions and release or use provisions when negative economic conditions are present. According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models. As of March 31, 2022, the Bank maintained additional provisions for its commercial, consumer and mortgage loan portfolio amounting to MCh$139,873 (as of December 31, 2021, the Bank maintained additional provisions of MCh$133,323). t) Impaired loans and charge-offs Impaired loans This portfolio is comprised of the following assets:  For individually assessed debtors, includes loans classified in the “Non-compliant portfolio” and those classified under categories B3 and B4 of the “Substandard portfolio”, as described above.  For those debtors collectively assessed, includes all loans classified in the “Non-compliant portfolio”. Charge-offs As a general rule, charge-offs should be applied when contractual rights to cash flows expire. In the case of placements, even if this does not occur, the respective asset balances will be written off in accordance with the provisions of BCAS, Chapter B-2, Title II "Impaired and written-off loans".

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 52 Note 2 - Summary of Significant Accounting Policies, continued The write-offs in question refer to the derecognition in the Interim Consolidated Statement of Financial Position of the asset corresponding to the respective operation, including, therefore, that part which might not be due if it were a loan payable in instalments or partial payments, or a leasing operation. Charge-offs are always recognized against provisions for loan losses, according to Chapter B-1 of the BCAS, regardless of the reason. Charge-off of loans and accounts receivable must take place when the following circumstances exist, whichever happens first: 1) The Bank, based on all available information, concludes that no inflow related to the recorded loan will be received. 2) When a loan or account receivable with no legal documentation is 90 days overdue since recorded as an asset. 3) When the legal term for all legal shares to collect the loan have expired. When a loan is overdue for a period of time that complies with the term listed below: Type of loan Term Consumer loans with or without actual guarantees 6 months Consumer leasing 6 months Other operations of non real estate leasing 12 months Other operations without actual guarantees 24 months Commercial loans with actual guarantees 36 months Real estate leasing (commercial and housing) 36 months Housing mortgages 48 months The term corresponds to the time passed since the date in which the loan became collectable partially or totally. Recovery of assets previously charged-off Payments received from loans previously charged-off are recognized directly as income, as recoveries of loans previously charged-off in “Provisions for loan losses” compensating the provision expense for the period. In the event that recoveries through goods or non-financial assets income will be recognized for the amount in which those assets are recorded, according to Chapter B-5 “Assets received in lieu of payment” of the BCAS. Same criteria will be followed for repossessed leased assets granted under finance leases, after being charged- off when incorporated back as assets. Renegotiation of previously charged-off loans Any renegotiation of a written-off loan will not give rise to income as long as the transaction continues to be impaired, and the actual payments received must be treated as recoveries of written-off loans.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 53 Note 2 - Summary of Significant Accounting Policies, continued The renegotiated loan is recorded as an actual asset when losses its characteristic of impaired, recording income as a recovery of a loan previously charged-off. Same criteria is applied when a loan is granted to pay for a loan previously charged-off. u) Contingent loans Contingent loans are understood as those transactions or commitments for which the Bank is taking a risk when obligating in third parties benefit as requested by its customer subject to the occurrence or nonoccurrence of a future event to pay a certain amount which will subsequently recovered from its customer. The Bank maintains recorded in off-balance accounts the following amounts related to commitments or responsibilities in the normal course of business. 1) Guarantees agreement: Includes collaterals, guarantees and stand by letter of credit as indicated in Chapter 810 of the Updated Compilation of Rules (RAN). Additionally, includes payment guarantees for factoring operations as indicated in Chapter 838 of the RAN. 2) Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank. 3) Letters of credit issued: Includes documentary letters of credit issued by the Bank not yet negotiated. 4) Documented guarantees: Corresponds to documented guarantees granted with promissory notes as indicated in Chapter 811 of the RAN. 5) Available lines of credit: Considers the not used amounts of lines of credit which allow clients to use loans without additional approval from the Bank (i.e. for the usage of credit cards or checking account overdrafts). 6) Other loans commitments: Includes amounts for loan commitments not disbursed which should be granted in a future agreed date or disbursed when agreed terms are met, such as credit lines linked to stage of completion of projects or student loans (Law No. 20,027). 7) Other contingent loans: Includes any other type of commitment of the Bank that could exist and could give rise to an effective loan when certain future events take place. In general, includes unusual transactions such as delivery of instruments as collateral to guarantee payment for loan transactions between third parties or derivative contracts transactions entered into on behalf of third parties that could imply a payment obligation not covered by a deposit.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 54 Note 2 - Summary of Significant Accounting Policies, continued The amount of these contingent loans are considered at the end of each reporting period to calculate allowances for loan losses required by Chapter B-1 “Provisions for loan losses” of the BCAS, and the amounts must be calculated according to the exposition factor, according to the following table: Type of contingent exposure FCC 1) Freely disposable lines of credit with immediate cancellation 10% 2) Contingent credits linked to the CAE 15% 3) Letters of credit for goods movement transactions 20% 4) Other freely disposable lines of credit 40% 5) Commitments to purchase foreign debt in local currency 50% 6) Transactions related to contingent events 50% 7) Guarantees and sureties 100% 8) Other credit commitments 100% 9) Other contingent credits 100% However, when evaluating contingent loans for clients with non-compliant loans the amount to be considered to calculate provisions for loan losses shall be 100% of the contingent loan as indicated in Chapter B-1 as previously indicated. v) Provisions for contingent loans The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans. The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium of Accounting Standards, using the methodology set forth in letter b) “Guarantees”. w) Income taxes and deferred taxes The Bank has recognized an expense (income) arising from gains or losses for each period, according to the applicable taxation rules for each country or jurisdiction it operates. The income tax expense for the period includes the sum of current tax, which results from applying the current rates to the taxable profit for the period (after deducting the tax credits allowed), and the change in deferred tax assets and liabilities recognized in the Consolidated Statement of Income. The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax basis. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The effects of deferred taxes on temporary differences between the balance sheet and the income statement are recognized in deferred taxes as of the date on which the law approves such changes. The effects of deferred taxes on temporary differences between the tax balance sheet and the financial balance sheet are recorded on an accrual basis, in accordance with IAS 12 "Income Taxes" and presented in accordance with the same IAS.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 55 Note 2 - Summary of Significant Accounting Policies, continued x) Provisions, contingent assets, and contingent liabilities A provision is a liability of uncertain timing or amount. Provisions are recorded in the Interim Consolidated Statement of Financial Position when the Bank:  Has a present obligation (legal or constructive) as a result of past events,  It is probable that an outflow of resources will be required to settle these obligations, and  The amount of these resources can be reliably measured. A contingent liability is any possible obligation arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the Bank. Guarantees agreement, confirmed foreign letters of credit, letters of credit, letters of guarantee, unused lines of credit, other credit commitments, other contingent credits (see letter v) are classified as contingent in supplementary information. Provisions (quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year) are used to satisfy specific obligations for which they were originally recognized. Partial or total reversals are recognized when such liabilities cease to exist or are reduced. Provisions are classified according to the obligations covered, being for the purpose of these Interim Consolidated Financial Statements, those detailed in notes 24 "Provisions for contingencies", 25 "Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued" and 26 "Special provisions for credit risk". y) Employee benefits Employee benefitsShort-term benefits Correspond to personnel benefits (other than termination benefits) that are expected to be settled within twelve months after year end over which the employees have rendered their services. These are recognized when the employee has rendered the service and are measured at the undiscounted amount of benefits expected to be paid in exchange for that service:  As a liability (accrued expense), after deducting any obligation already satisfied. If the amount already paid is higher than the gross amount of the benefits, the Bank will recognize this excess as an asset (amount paid in advance), when it represents a reduction of future payments or a recoverable amount in cash.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 56 Note 2 - Summary of Significant Accounting Policies, continued  As an expense when the entity consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits, unless other IFRS requires or allows the recognition of those disbursements as part of the cost of an asset. Personnel vacations The annual cost of personnel vacations and benefits are recognized on an accrual basis. Post-employment benefits Correspond to employee benefits (other than termination benefits and short-term employee benefits) that are expected to be settled after the completion of employment. Post-employment benefits plans are agreements, formal and informal, in which the Bank is committed to provide benefits to one or more employees after completion of their employment. Plans providing these benefits are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions. Defined contribution plans, the obligation is recognized for the amounts to be contributed in the period. Defined benefit plans, a liability is recognized based on the estimated benefit cost that employees have accrued for services rendered, less the present value of the defined benefit obligation and present value of present services. Present service cost and gain or loss upon settlement will be recognized in the income statement for the year. Gains and losses generated from the remeasurement of the liability will be recognized in other comprehensive income. Other long-term benefits Other long-term employee benefits are employee benefits, other than short-term, post-employment and termination benefits, which are not due for payment within 12 months after the end of the period in which the employees render the service. The regulations require the recognition of a liability for the present value of the defined benefit obligation less the fair value of the plan assets, if any. The results generated from its remediation will be recognized in the results of the year. Termination benefits Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment, as a consequence of:  A decision of the entity to terminate the employee’s employment before the normal termination date; or  The decision of an employee to accept an offer with benefits in order to terminate the employment before the normal termination date.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 57 Note 2 - General Information and Summary of Significant Accounting Policies, continued An entity recognizes a liability and expense for termination benefits at the earlier of the following dates:  When the entity can no longer withdraw the offer of those benefits; and  when the entity recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, contingent liabilities and contingent assets” and involves the payment of termination benefits. z) Provision for mandatory dividends A liability recognized due to the legal obligation to distribute 30% of the profit of the year in compliance with Public Company Law (30%) or in accordance with the provisions of the company bylaws. For the year ended December 31, 2021 and 2020, the Bank provisioned 30% of its net income. This provision is recorded as a decrease in "Retained earnings" under "Provision for dividends, interest payments and repricing of issued regulatory capital financial instruments" in the Interim Consolidated Statement of Changes in Shareholders' Equity. In the Bank’s bylaws, title VII, it is established that the Bank should distribute annually as a dividend to its shareholders, as a proposal of the Board of Directors and based on the number of shares, at least thirty percent (30%) of the net income of the year. Furthermore, no dividends distribution will take place if there are equity losses (negative reserves) until these losses are recovered or if a dividend distribution will cause a non- compliance of the capital requirements established by the General Bank Law. For all matters related to dividends distributions, the Bank is subject to the terms incorporated in the Transaction Agreement (dated January 29, 2014 and its subsequent modifications), which was approved by the Ordinary Shareholders Meeting (dated March 11, 2016). aa) Assets received or awarded in lieu of payment Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed. These assets are subsequently adjusted to their net realizable value less cost to sale, and the difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income, under “Other operating expenses”. Assets received or foreclosed in payment are valued at the lower of initial value and net realizable value, i.e. fair value (independent appraisal) less costs to hold and dispose of, plus regulatory write-offs. Regulatory write- offs are required by the regulator if the asset is not sold within one year of receipt. Such net realizable value of an assets is determined mainly in conformity with the current market conditions, and should correspond to its fair value less the necessary costs to maintain and dispose it.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 58 Note 2 - Summary of Significant Accounting Policies, continued In general, it is estimated that these assets will be disposed of within one year from the date of award. However, the regulator, by means of general rules, may establish that, in justified cases, the Bank may have an additional term of up to eighteen months for the disposal of the assets. In order to be eligible for the extension, the value of the asset must have been written off for accounting purposes, in compliance with Article 84 of the General Banking Law. bb) Customer loyalty programs The Bank maintains a loyalty program to provide incentives to its customers, allowing them to purchase goods or services with certain benefits which are granted through credit cards issued by the Bank when they purchase according to the conditions established for each loyalty program. The Bank has an adequate level of provisions in order comply with its current obligations and to properly reflect the associated expense when providing the benefits. cc) Non-current assets held for sale Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell. Impairment losses in initial classification of non-current assets held for sale and with subsequent gains and losses are recorded in income. Gains are not recorded over previously recorded losses. dd) Earnings per share Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of March 31, 2022 and 2021 the Bank did not have any instruments that generated dilution. ee) Consolidated Statement of Cash Flows The Bank presents cash flows from operating activities, investing activities, and financing activities in a manner that best represent the nature of its activities. The classification of cash flows into the aforementioned categories provides information that allows users to evaluate the impact of the transactions in the financial position of the Bank, as well as over the ending balance of cash and cash equivalents. This information can be also useful when evaluating the relation between those activities (IAS7) .

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 59 Note 2 - Summary of Significant Accounting Policies, continued For the preparation of the interim statement of cash flows, the Bank used the indirect method, in which from the consolidated income for the year before income tax, non-cash transactions are subsequently added/subtracted, as well as income and expenses associated with cash flows classified as investing or financing activities. For the preparation of the interim cash flow statement, the following items are considered:  Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.  Operating activities : Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities. This section includes, among others, loans obtained from abroad, dividends received from investments, financial instruments at fair value through other comprehensive income and amortized cost, etc.  Investing activities: Correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.  Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities. For the purposes of the statement of cash flows, cash and cash equivalents have been considered as cash and cash equivalents, the balances of "Cash and bank deposits" plus the net balance of operations in liquidation in progress, plus financial instruments for trading at fair value through profit or loss and financial instruments at fair value through other comprehensive income with high liquidity and with insignificant risk of change in value, whose maturity does not exceed three months from the date of acquisition and the rights under resale agreements and securities lending that are in that situation. Includes also investments in fixed income mutual funds which are presented under trading investments in the Interim Consolidated Statement of Financial Position. Cash and cash equivalents balances and their reconciliation to the Interim Consolidated Statement of Cash Flows are detailed in Note 7 Cash and Cash Equivalents. The provision for loan losses included under the operating activities section differs from the amount presented in the Consolidated Statement of Income, because for cash flows purposes such amount excludes recoveries of transactions previously charged-off. ff) Consolidated Statement of Changes in Equity The Consolidated Statement of Changes in Equity presents all movements affecting net equity, including those originated by accounting changes or errors recognition. This statement shows a conciliation between opening and ending balances for the year for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following:  Adjustments for changes in accounting criteria and correction of errors: which include changes in consolidated net equity arising as a result of the retrospective restatement of balances in the Interim Consolidated Financial Statements due to changes in accounting criteria or correction of errors.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 60 Note 2 - Summary of Significant Accounting Policies, continued  Net comprehensive income for the year: Includes in an aggregated manner net income for the year and other comprehensive income for the year, as previously indicated.  Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity. This information is presented in two statements: The Interim Consolidated Statement of Other Comprehensive Income and the Interim Consolidated Statement of Changes in Equity. gg) Consolidated Statement of Other Comprehensive Income In the Consolidated Statement of Other Comprehensive Income are presented income and expenses generated by the Bank as a consequence of its regular activities during the period, clearly identifying those recorded in profit and loss from those recorded in net equity. Due to this, in this statement the following is shown:  The consolidated income for the year.  Net amount of income and expenses recorded in equity as “Valuation accounts”.  Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments. Total amount of consolidated income and expenses recorded, calculated as the sum of the items listed above, presenting in those attributable equity holders of the Bank from non-controlling interest.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 61 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted New accounting pronouncements introduced by CMF Standards and interpretations issued in the current period Circular No. 2,305 - Amends Chapter C-1 of the CNCB. The aforementioned circular issued on February 16, 2022, amends Table No. 2 of Appendix No. 6 of Chapter C-1 of the Compendium of Accounting Standards (CNCB) for banks. This was included in the amendment to the CNCB agreed in Circular No. 2,249 of 2019, whose last update was published on October 7, 2021, through Circular No. 2,295. The aforementioned table is part of note 48 to be disclosed in the financial statements and refers to the level of solvency indicators for regulatory compliance. For the interim financial statements for the month of March, June and September 2022, Table 2, which is modified in this circular, shall be reported without the comparative of the previous period. The Bank has implemented the aforementioned Circular and made the required presentation in these Interim Consolidated Financial Statements. Circular No. 2,310 - Eliminates files D58, D59, E20, E21 and E22 This circular issued on March 30, 2022, terminates the delivery of files D58, D59, E20, E21 and E22, all related to information on applications and granting of loans related to FOGAPE's guarantee programs Covid-19, Reactivation and Postponement. Consequently, the instructions corresponding to these files are deleted from the Information System Manual, and the sheets of the File Catalog that mention them are replaced. The Bank has implemented this circular and has finalized the sending of the normative files mentioned.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 62 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued. New accounting pronouncements introduced by IASB 1. Standards and Interpretations that have been issued in the current period. Amendment to IFRS 3 "Business Combinations” to update a reference to the Conceptual Framework On May 14, 2020, the IASB published, amendments to IFRS 3 'Business Combinations' that update an outdated reference in IFRS 3 without significantly changing its requirements. The changes in Reference to the Conceptual Framework (Amendments to IFRS 3): - Update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework; - Add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and - Add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier. The Bank's management has concluded that the adoption of the amendment has no significant impact on the Interim Consolidated Financial Statements. IFRS 9 “Financial instruments” On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the standard already issued along with a new expected loss model and minor modifications to the classifications and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value through other comprehensive income for certain debt instruments. It also includes additional guidance on how to apply the business model and contractual cash flow characteristics tests. On October 12, 2017, "Amendment to IFRS 9: Early Termination Features with Negative Compensation", which clarifies that under the current requirements of IFRS 9, the conditions set out in Test SPPI are not met if the Bank must make a settlement payment when the customer decides to terminate the loan. With the introduction of this amendment, in relation to termination rights, it is allowed to measure at amortized cost (or VROCI) in the case of negative compensation. At the local level, the CMF of Banks has established that this standard is part of the new CNCB applicable as of January 1, 2022, except in relation to impairment on financial instruments (chapter 5.5) and paragraphs 5.4.1 (a) and (b), 5. 4.3. and 5.4.4. with respect to placements ("Due from Banks" and "Loans and accounts receivable from customers", nor on contingent credits), since the criteria for these matters are defined in chapters B-1 and B-3 of the aforementioned Compendium. The Bank's Management has finalized the adoption of IFRS 9 and its effects are presented in Note 4 - Accounting Changes to these Financial Statements. Accounting Changes to these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 63 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued. Amendments to IAS 16 'Property, Plant and Equipment — Proceeds before Intended Use On May 14, 2020, the IASB published amendments to IAS 16 regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. Amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments is effective for annual periods beginning on or after 1 January 2022. Early application is permitted. The Bank's management has concluded that the adoption of the amendment has no significant impact on the Interim Consolidated Financial Statements. Amendments to IAS 37 'Onerous Contracts — Cost of Fulfilling a Contract On May 14, 2020, the IASB published 'Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)' amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The changes in Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract may be incremental costs of performing that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to the performance of contracts (an example would be the allocation of the depreciation charge for a contract). Item of property, plant and equipment used to fulfill the contract). The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted. The Bank's management has concluded that the adoption of the amendment has no significant impact on the Interim Consolidated Financial Statements. Annual improvements to IFRS standards 2018–2020 On May 14, 2020, the IASB issued Annual Improvements to IFRS 2018-2020. The pronouncement contains amendments to four International Financial Reporting Standards (IFRS): IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as a first-time adopter: The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRS.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 64 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued. IFRS 9 Financial Instruments - Fees in the ‘10 per cent’ test for derecognition of financial liabilities : The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. IFRS 16 Leases- Lease incentives: The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example. IAS 41 Agriculture. Taxation in fair value measurements: The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendments to IFRS 1, IFRS 9, and IAS 41 published today are all effective for annual periods beginning on or after 1 January 2022. Early application is permitted. The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated. The Bank's management has concluded that the adoption of the improvements has no significant impact on the Interim Consolidated Financial Statements. 2. Standards and interpretation issued but not yet effective. Amendment to IAS 1 "Presentation of Financial Statements" - Classification of liabilities as current or non-current On January 23, 2020, the IASB published the amendment to IAS 1, which addresses the classification of liabilities and clarifies their presentation as current or non-current. This amendment applies as of January 1, 2023 retroactively and its early application is permitted. Among the modifications are the following:  An entity shall classify a liability as current when it does not have a right to postpone its liquidation for at least twelve months following the date of the reporting period. The amendment removes the factor of "unconditionality" from this right.  The right to defer settlement of the liability must have substance and must exist at the end of the reporting period. If this right is subject to the entity that covers any condition, such right only exists if it is effectively fulfilled by fulfilling these conditions at the end of the reporting period and can be classified as non-current. The entity must comply with these conditions, although the counterparty does not carry out a testing of these.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 65 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued.  The classification of the liability will not be affected by the probability that the entity exercises its right to defer its settlement. Therefore, if the liability meets the non-current condition specified in the standard, it will be classified as non-current, even if the entity plans to liquidate it in less than 12 months from the period in which it is reported or between the periods in which it is reported. And the one that is reported to the regulator. If any of the above cases occurs, it must be disclosed in the Financial Statements to understand the impact of the entity's financial position.  The liability is understood as liquid when the entity extinguishes the obligation to control its effective counterparty, other economic resources, or its own equity instruments. The Management of the Bank has estimated that the adoption of this amendment will not have a significant impact on the Interim Consolidated Financial Statements. The Bank must present its financial statements in accordance with the regulatory framework set out on section II.3 of Chapter C-1, Financial Statements annual, of the BCAS, which presents the Statement of Financial Situation that the Bank must use, therefore, this amendment will not affect the preparation of the factors affected by the entity. Amendments to IAS 8 on "Accounting Estimates". On February 12, 2021, the IASB issued "Definition of Accounting Estimates" to help entities distinguish between accounting policies and accounting estimates. The requirements of IFRS, in particular IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, make a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Changes in accounting policies should be applied retrospectively, while changes in accounting estimates are accounted for prospectively. Sometimes companies have difficulty distinguishing between accounting policies and accounting estimates, and practitioners have identified divergent practices and the Interpretations Committee received a request to clarify the distinction. The changes to IAS 8 focus entirely on accounting estimates and clarify the following:  The definition of change in accounting estimates is replaced by a definition of accounting estimates. According to the new definition, accounting estimates are "monetary amounts in the financial statements that are subject to measurement uncertainty".  Entities develop accounting estimates if accounting policies require items in the financial statements to be measured in a manner that involves measurement uncertainty.  The Board clarifies that a change in accounting estimate resulting from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.  A change in an accounting estimate may affect only the current period's profit or loss, or the profit or loss of both the current period and future periods. The effect of the change related to the current period is recognized as income or expense in the current period. The effect, if any, in future periods is recognized as income or expense in those future periods. The Bank's management has concluded that the adoption of the amendment has no significant impact on the Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 66 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued Amendment to IAS 12 Deferred Taxes related to Assets and Liabilities arising from a Single Transaction. On May 7, 2021, the IASB has issued amendments to IAS 12 Deferred Taxes Relating to Assets and Liabilities Arising from a Single Transaction that clarify how companies account for deferred taxes on transactions such as leases and decommissioning obligations. The IFRS Interpretations Committee received a presentation on IAS 12 Income Taxes and the recognition of deferred taxes in relation to leases (when a lessee recognizes an asset and a liability at the inception of the lease) and decommissioning obligations (when an entity recognizes a liability and includes decommissioning costs in the cost of the item of property, plant and equipment). The fact pattern presented assumed that lease payments and decommissioning costs were deductible for tax purposes when paid and identified different approaches in practice. The Committee discussed the submission and concluded that the issue was relevant and generalized, as there are various types of contracts and fact patterns affected. In addition, the question of whether tax deductions are attributable to a contract, to a (single) asset/liability, or rather to cash flows, and what consequences this may have for determining temporary differences, is fundamental within IAS 12. The main change to Deferred Tax relating to assets and liabilities arising from a single transaction (Amendments to IAS 12) is an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Consequently, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. This is also explained in the newly inserted paragraph in IAS 12.22A. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is allowed. The Bank's management will evaluate the impact that this standard will have on the presentation of the Interim Consolidated Financial Statements. Sale or Contribution of assets between an investor and its Association or Joint Business(amendmentsto IFRS 10 and IAS 28) The amendments to IFRS 10 and IAS 28 address situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments provide that gains or losses, resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture, accounted for using the equity method are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains or losses resulting from the remeasurement to fair value of investments held in a former subsidiary (which has become an associate or joint venture that is accounted for using the equity method) are recognized in the results of the former parent only to the extent of the unrelated investors' interests in the new associate or joint venture. The effective date of the amendments was initially from January 1, 2016, however the IASB on December 17, 2015 indefinitely postponed their entry into force. Management will assess the potential impacts of these amendments, once the new date to be implemented is communicated on these amendments.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 67 Note 4 - Accounting Changes On December 20, 2019, the FMC issued Circular Letter No. 2,243 "Compendium of Accounting Standards for Banks" (CNCB), which mainly incorporates the new amendments introduced by the International Accounting Standards to the International Financial Reporting Standards (IFRS) during the last few years, particularly IFRS 9, 15 and 16, also in Chapter A2 of the CNCB, it establishes new limitations or precisions due to the need to follow more prudential criteria. Among the main topics in addition to those mentioned above are the following:  Chapter B-2 Provisions for credit risk - The criterion for the suspension of the recognition of interest income, readjustments and commissions on an accrual basis is modified, which will be applicable to any credit that is more than 90 days past due, whether the credit is subject to individual or group evaluation.  Chapters C-1 and C-2 Impaired loans and write-offs - Among the most important changes introduced to the CNCB are the modification of the formats for the Statement of Financial Position and the Statement of Income for the Period, in accordance with the adoption of IFRS 9. In addition, the new “Statement of Other Comprehensive Income” and the “Statement of Changes in Equity” are included. Likewise, the financing and investment activities in the Cash Flows Statement are defined, incorporating more precise guidelines for the preparation of these. In addition, more detail and disaggregation of the information contained in some notes to the financial statements are required, in order to comply with IFRS 7, along with specifying other considerations particular to other IFRSs that must be observed for the preparation of the notes. To this end, special emphasis is placed on the disclosure of information relating to impairment, considering the impairment model for placements contained in Chapters B-1, B-2 and B-3 of the same BCAS. In accordance with these changes, Chapter C-1 containing models for the presentation of the notes on cash and cash equivalents, financial assets at amortized cost, contingent credits, credit losses, related party disclosures and regulatory capital requirements are modified. Additionally, Chapter C-1 incorporates the requirement of a financial report accompanying the financial statements and their notes. It must be prepared in accordance with IFRS Practice Statement N°1 "Management Commentary". On October 7, 2021, the FMC, through Circular Letter No. 2,295, updated the new CNCB to incorporate the accounting information necessary for the consistency of the Financial Statements with the implementation of Basel III standards. Specifically, the amendments included: a) IFRS 9 in the accounting treatment of instruments eligible for additional capital tier 1 (AT1) and tier 2 (T2) 2. b) IAS 8 for errors due to events associated with operational risk events. c) IAS 37 for the determination of provisions for operational risk.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 68 Note 4 - Accounting Changes, continued In addition, Chapter B-1 on aggregate exposure for group commercial portfolio was modified and a longer term was proposed for its adoption independent of the first application date of the CNCB, and consistency adjustments were incorporated in the Manual of the Information System ("MSI") for Banks, in order to make some regulatory files of the Accounting and Product System compatible with the modifications made to the CNCB. The new CNCB and its amendments are applicable as of January 1, 2022, with a transition date of January 1, 2021, for purposes of the comparative financial statements to be published as of March 2022. While the group assessment criterion must be considered as of July 1, 2022. The impacts from the transition should be recorded against the equity item "Reserves nt derived from earnings" on January 1, 2021. Until the end of 2021, the Bank issued its consolidated financial statements in accordance with the accounting standards issued by the Financial Market Commission in the CNCB version dated November 9, 2007. As of 2022, the Bank issues its consolidated financial statements in accordance with a new regulatory body, which corresponds to the updated version of the CNCB version December 20, 2019 including the amendments of October 7, 2021. The figures included in these interim consolidated financial statements referring to the period 2021 have been adjusted in order to present them with the same principles and criteria applied in 2022. Therefore, the Bank presents these pro-forma financial statements for the year 2021. As a result of the application of these new accounting standards, the Bank adopted a transition plan to them which includes, among other things, an analysis of the differences in accounting criteria, the selection of the accounting criteria to be applied in cases where alternative treatments are permitted, and the evaluation of procedural changes and information systems. The main impacts of the implementation of the new Compendium of Accounting Standards for Banks, both at the Statement of Financial Position and Income Statement levels, are detailed and explained below. a) Reconciliation of equity according to the new Compendium of Accounting Standards. The main adjustments to equity resulting from the migration to the new Compendium of Accounting Standards are as follows: Equity before regulatory changes Explanation (*) As of January 1, 2021 As of December 31, 2021 MCh$ MCh$ 2,388,326 3,352,342 Adjustments: Invest ments in companies i 2.181 2.604 Financial assets at amortized cost ii. — 102.815 Impairment due to credit risk CA and FVTOCI iii — — Suspension of interests iv — (3.638) Provision associated with freely disposable lines of credit with automatic cancelation v 7.112 9.868 Deferred taxes on adjustments vi (2.142) (29.348) Subtotal adjustments 7.151 82.301 Total Adjusted Equity 2,395,477 3,434,643 (*) The nature of the main adjustments is explained in detail in letter h).

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 69 Note 4– Accounting Changes, continued b) Reconciliation of the result according to the new Compendium of Accounting Standards The main reclassifications and adjustments arising from the migration to the new Compendium of Accounting Standards in the income statement are as follows: Explanation (*) As of December 31, 2021 Result before regulatory changes 278,810 Adjustments: Impairment due to credit risk CA and FVTOCI iii (24) Provision associated with freely disposable lines of credit with immediate cancelation v 2,756 Deferred taxes on adjustments vi (758) Total adjustments 1,974 Total result according to CNCB 280,784 Attributable to: Owners of the Bank 279,765 Non - controlling interest 1,019 These adjustments, both in equity and in income, are generated by the adoption of the new Compendium of Accounting Standards of the FMC, therefore they do not correspond to the recognition of prior years' errors in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors":

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 70 Note 4 - Accounting Changes, continued c) Opening Consolidated Statement of Financial Position in accordance with the new Compendium of Accounting Standards. As previously mentioned, as of January 1, 2021, the provisions of the new Compendium of Accounting Standards were applied retroactively in order to prepare the respective opening consolidated statement of financial position under these new accounting standards. The reconciliation of the balances of the statement of financial position is presented below: - Old CNCB: Are those contained in the consolidated financial statements of the Bank and its subsidiaries as of January 1, 2021, which were prepared in accordance with the accounting criteria and principles previously in effect. - Reclassification: Necessary to homogenize the accounting policies applied by the Bank, in accordance with the standards established by the Compendium of Accounting Standards issued by the CMF. - Adjustments: Changes originating mainly in the criteria for classification and measurement of financial instruments and accounting policies modified by the new standards. - Opening balances: These are those resulting from considering the reclassification effect and adjustments to closing balances.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 71 Note 4 - Accounting Changes, continued The main adjustments caused by the transition of the new Compendium of Accounting Standards in the consolidated equity, are the following: As of January 1, 2021 Closing balances Reclassifications Adjustments (*) Opening balances Explanation MCh$ MCh$ MCh$ MCh$ (*) ASSETS Cash and cash equivalents. 3,089,072 — — 3,089,072 Cash in process of collection 173,192 — — 173.192 Financial assets held for trading at fair value through profit or loss 4,563,172 (306.472) — 4,256,700 Financial derivative contract 3,982,803 (306,472) — 3,676,331 Debt financial instruments 545,352 — — 545,352 Other 35,017 — 35,017 Financial assets not held for trading valued mandatorily at fair value through profit or loss — — — — Financial assets designated at fair value through profit or loss — — — — Financial assets at fair value through other comprehensive income 3,964,720 (4.615) — 3,960,105 Debt financial instruments 3,964,720 (4.615) — 3,960,105 Other — — — — Derivative financial instruments held for hedge accounting — 306,472 — 306,472 Financial assets at amortized cost 21,909,607 — — 21,909,607 Investment under resale agreement 105,580 — — 105,580 Debt financial instruments 111,643 — — 111,643 Interbank loans 7,115 — — 7,115 Credits and accounts receivable from customers - Commercial 14,133,985 — — 14,133,985 Credits and accounts receivable from customers - Mortgage 5,225,837 — — 5,225,837 Loans and accounts receivable from customers - Consumer 2,325,447 — — 2,325,447 Investments in companies 11,983 4,618 2,181 18,782 i Intangible assets 718,683 — — 718,683 Fixed assets 56,020 — — 56,020 Right of use asset under lease agreements 170,603 — — 170,603 Current tax assets 64,699 — — 64,699 Deferred tax assets 314,112 — (2.142) 311,970 vi Other assets 602,769 (14.627) — 588,142 Non-current assets and disposal groups held for sale — 14,624 — 14,624 TOTAL ASSETS 35,638,632 — 39 35,638,671 LIABILITIES Cash in process of being cleared 154,232 — — 154,232 Financial liabilities held for trading at fair value through profit or loss 3,673,591 (162.450) — 3,511,141 Financial derivative contract 3,673,591 (162.450) 3,511,141 Other — — — — Financial liabilities at fair value through profit or loss — — — — Derivative financial instruments held for hedge accounting 162,450 162,450 Financial liabilities at amortized cost 28,286,278 (1.081.031) — 27,205,247 Demand deposits and other obligations 6,197,406 — 6,197,406 Time deposits and other loans 11,433,064 — — 11,433,064 Obligations under repurchase agreements 638,851 — — 638,851 Borrowings from financial institutions 3,798,978 — — 3,798,978 Debt instruments issued 6,204,856 (1.081.031) 5,123,825 Other financial obligations 13,123 — — 13,123 Lease contracts liabilities 151,885 — — 151,885 Issued regulatory capital financial instruments — 1,081,031 1,081,031 Provisions for contingencies 95,314 26,699 122,013 Provision for dividends, interest payments and valuation of issued bonds with no fixed maturity date — — — — Other provisions for credit risk 186,969 (7.112) 179,857 v Current tax assets 1,766 — — 1,766 Deferred tax assets 237 — — 237 Other liabilities 700,034 (26.699) 673,335 Liabilities included in disposable groups held for sale — — — — TOTAL LIABILITIES 33,250,306 — (7.112) 33,243,194 EQUITY Capital 1,862,826 — 1,862,826 Reserves 426,712 — 4,720 431,432 Accumulated other comprehensive income 25,873 — 2,082 27,955 Items not reclassified to profit or loss (5,660) — 1,994 (3.666) Items that may be reclassified to profit or loss 31,533 — 88 31,621 Retained earnings (losses) from prior years — — — — Net income (loss) for the year — — — — Less: Provision for dividends, interest payments and valuation of issued bonds with no fixed maturity date — — — — Total equity attributable to equity holders of the Bank: 2,315,411 — 6,802 2,322,213 Non-controlling interest 72,915 — 349 73,264 TOTAL EQUITY 2,388,326 — 7,151 2,395,477 TOTAL LIABILITIES AND EQUITY 35,638,632 — 39 35,638,671 (*) In letter h) is explained in detail the nature of the main adjustments.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 72 Note 4 - Accounting Changes, continued d) Pro-forma Statements of Financial Position In order to present comparative financial statements for the year 2022, the Bank prepared a set of pro-forma financial statements for the year 2021, as follows is the formulation of the pro-forma Statements of Financial Position as of December 31, 2021: As of December 31, 2021 Former CNBC Reclassification Implementation Adjustments New CNBC Explanation MCh$ MCh$ MCh$ MCh$ (*) ASSETS Cash and bank deposits 3,473,392 — — 3,473,392 Cash in process of collection 438,496 — — 438,496 Financial assets held for trading at fair value through profit or loss 3,312,529 (83.123) — 3,229,406 Derivative financial instruments 2,980,926 (83.123) — 2,897,803 Debt financial instruments 291,761 — — 291,761 Other 39,842 — — 39,842 Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — — Financial assets designated at fair value through profit or loss — — — — Financial assets at fair value through other comprehensive income 2,876,386 (3.703) — 2,872,683 Debt financial instruments 2,876,386 (3.703) — 2,872,683 Other — — — — Derivative financial instruments held for hedge accounting — 83,123 — 83,123 Financial assets at amortized cost 25,602,676 — 99,177 25,701,853 ii - iv Investment under resale agreement 606,178 — — 606,178 Debt financial instruments 959,972 — 102,815 1,062,787 ii. Interbank loans 80,554 — — 80,554 Credits and accounts receivable from customers - Commercial 15,105,510 — (2.891) 15,102,619 iv Credits and accounts receivable from customers - Housing 6,194,059 — (581) 6,193,478 iv Loans and accounts receivable from customers - Consumer 2,656,403 — (166) 2,656,237 iv Investments in companies 13,257 3,706 2,604 19,567 i Intangible assets 699,344 — — 699,344 Fixed assets 51,057 — — 51,057 Right of use asset under lease agreements 131,657 — — 131,657 Current taxes 58,184 — — 58,184 Deferred taxes 304,538 — (29.348) 275,190 vi Other assets 822,766 (14.027) — 808,739 Non-current assets and disposable groups held for sale — 14,024 — 14,024 TOTAL ASSETS 37,784,282 — 72,433 37,856,715 LIABILITIES Cash in process of being cleared 424,358 — — 424,358 Financial liabilities held for trading at fair value through profit or loss 2,925,587 (168.245) — 2,757,342 Derivative financial instruments 2,925,587 (168.245) — 2,757,342 Other — — — — Financial liabilities at fair value through profit or loss — — — — Derivative financial instruments held for hedge accounting — 168,245 — 168,245 Financial liabilities at amortized cost 29,863,242 (1.153.045) — 28,710,197 Demand deposits and other obligations 7,576,095 — — 7,576,095 Time deposits and other loans 10,097,443 — — 10,097,443 Obligations under repurchase agreements 466,006 — — 466,006 Borrowings from financial institutions 4,918,423 — — 4,918,423 Debt instruments issued 6,762,840 (1.153.045) — 5,609,795 Other financial obligations 42,435 — — 42,435 Lease contracts liabilities 115,544 — — 115,544 Regulatory capital financial instruments issued - 1,153,045 — 1,153,045 Provisions for contingencies 392,265 (242.990) — 149,275 Provision for dividends, interest payments and valuation of issued bonds with no fixed maturity date — 83,342 — 83,342 Other provisions for credit risk — 187,507 (9.868) 177,639 v Current taxes 1,332 — — 1,332 Deferred taxes — — — — Other liabilities 709,612 (27.859) — 681,753 Liabilities included in disposable groups held for sale — — — — TOTAL LIABILITIES 34,431,940 - (9.868) 34,422,072 E QUITY Capital 2,688,131 — — 2,688,131 Reserves 470,873 — 2,647 473,520 Accumulated other comprehensive income (75.668) — 77,537 1,869 Items not to be reclassified to profit or loss (3.574) — 2,379 (1.195) Items that may be reclassified to profit or loss (72.094) — 75,158 3,064 Retained earnings (losses) from prior years - — — — Net income (loss) for the year 277,806 — 1,959 279,765 Less: Provisions for dividends, interest payments and and valuation of issued bonds with no fixed maturity date (83.342) — — (83.342) Total equity attributable to equity holders of the Bank: 3,277,800 — 82,143 3,359,943 Non-controlling interest 74,542 — 158 74,700 TOTAL EQUITY 3,352,342 — 82,301 3,434,643 TOTAL LIABILITIES AND EQUITY 37,784,282 — 72,433 37,856,715 (*) In letter h) is explained in detail the nature of the main adjustments.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 73 Note 4 - Accounting Changes, continued e) Pro-forma Income Statements As mentioned in the previous point, the Bank prepared a set of pro-forma financial statements for the year 2021 in order to present comparative information, as follows is the formulation of the pro-forma Statements of Income as of December 31, 2021: As of December 31, 2021 Former CNCB Reclassification Adjustments (*) New CNCB Explanation MCh$ MCh$ MCh$ MCh$ (*) Interest income 1,650,982 (493,347) — 1,157,635 Financial expenses (711.195) 365,445 — (345,750) Net interest income 939,787 (127,902) — 811,885 Indexation income — 482,408 — 482,408 Indexation expenses — (365.535) — (365,535) Net indexation income — 116,873 — 116, 873 Commission income 226,809 11,136 — 237,945 Fee and commission expense (73.267) — — (73.267) Net commission income 153,542 11,136 — 164,678 Financial result from: Financial assets and liabilities held for trading 54,424 5,914 — 60,338 Non-trading financial assets mandatorily measured at fair value through profit or loss — — — — Financial assets at fair value through profit or loss — — — — Gain or loss on derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through ORI — (10.064) — (10.064) Foreign exchange, restatement and accounting hedging of foreign currencies 149,165 30,557 — 179,722 Reclassifications of fi nancial assets due to change in business model — — — — Other financial result — 3,844 — 3,844 Financial income (loss), net 203,589 30,251 — 233,840 Income (loss) from investment in companies 1,583 269 — 1,852 Result from non-current assets and disposal groups not eligible for discontinued operations — (1.839) — (1.839) Other operating income 29,278 (10.114) — 19,164 TOTAL OPERATING INCOME 1,327,779 18,674 — 1,346,453 Employee benefit obligation expense (306.720) — — (306.720) Administrative expenses (257.970) — — (257.970) Depreciation and amortization (101,583) — — (101.583) Impairment of non - financial assets (91) — — (91) Other operating expenses (48,533) 12,311 — (36,222) TOTAL OPERATING EXPENSES (714.897) 12,311 — (702.586) OPERATING INCOME BEFORE CREDIT LOSSES 612,882 30,985 — 643,867 Credit losses on account of: Provisions for credit risk due from banks and loans and accounts receivable from customers. (221.686) (94.858) — (316.544) Special provisions for credit risk — 358 2,756 3,114 v Recovery of written-off loans — 63,515 — 63,515 Impairment due to credit ris k of other financial assets at amortized cost and financial assets at fair value through OCI — — (24) (24)iii Credit loss expense (221.686) (30.985) 2,732 (249.939) OPERATING INCOME 391,196 — 2,732 393,928 Income from continuing operations before taxes 391,196 — 2,732 393,928 Income taxes (112,386) — (758) (113.144) Income (loss) from continued operations after taxes 278,810 — 1,974 280,784 Income from discontinued operations before taxes Taxes from discontinued operations — — — — Income from discontinued operations after taxes — — — — CONSOLIDATED INCOME (LOSS) FOR THE YEAR 278,810 — 1,974 280,784 Attributable to: Owners of the Bank 277,806 — 1,959 279,765 Non-controlling interest 1,004 — 15 1,019 Earnings per share of the owners of the Bank: Basic earnings 0,464 — 0,003 0,467 Diluted earnings 0,464 — 0,003 0,467 (*) In letter h) is explained in detail the nature of the main adjustments.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 74 Note 4 - Accounting Changes, continued f) Pro-forma Statements of Other Comprehensive Income As mentioned in the previous point, the Bank prepared a set of pro-forma financial statements for the year 2021 in order to present comparative information, the following is the formulation of the pro-forma Statements of Other Comprehensive Income as of December 31, 2021: As of December 31, 2021 Former CNCB Reclassification Adjustments (*) New CNCB Explanation MCh$ MCh$ MCh$ MCh$ (*) CONSOLIDATED INCOME (LOSS) FOR THE YEAR 278,810 — 1.974 280.784 Other comprehensive income for the year of: ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS Re-measurement of net defined benefit liabilities (assets) 3,409 — — 3,409 Changes in fair value of equity instruments designated at fair value through other comprehensive income — (891) 423 (468) i Changes in fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability — — — — Other — — — — OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE INCOME T AXES 3.409 (891) 423 2.941 Income tax on other comprehensive income that will not be reclassified to profit or loss (274) 246 — (28) TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER INCOME TAX 3.135 (645) 423 2.913 ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS Changes in fair value of financial assets at fair value through other comprehensive income (160.638) 891 102,250 (57.497) i-iii Exchange differences fr om fo reign entities 44,601 — — 44,601 Accounting hedge of net investments in foreign entities (26.422) — — (26.422) Cash flow hedge accounting 46,270 — — 46,270 Non-designated elements of accounting hedging instruments — — — — Other — — — — OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES (96.189) 891 102.250 6.952 Income taxes on other comprehensive income that can be reclassified to profit or loss 36.297 (246) 5 36.056 vi TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER INCOME TAX (59.892) 645 102.255 43.008 TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR (56.757) — 102.678 45.921 CONSOLIDATED COMPREH ENSIVE INCOME FOR THE PERIOD 222.053 — 104,652 326.705 Attributable to: Owners of the Bank 220,426 — 104,637 325,063 Non - controlling interest 1.627 — 15 1.642 (*) In letter h) is explained in detail the nature of the main adjustments.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 75 Note 4 - Accounting Changes, continued g) Pro-forma Statement of Cash Flows In order to provide a reconciliation between the Statement of Cash Flows presented under the previous accounting standards for the period ended December 31, 2021 and the one included in these interim financial statements, the formulation of this pro-forma statement is presented below: Notes 2021 MCh$ CASH FLOW FROM OPERATING ACTIVITIES: Income for the per iod before income taxes 391,196 Charges (credits) to income that do not represent cash (930,001) Depreciation and amortization 101,583 Provisions for loans, accounts receivable and others 285,201 Loss (gain) from assets received in lieu of payment 7,093 Impairment 91 Provisions for contingencies 1,038 Fair value adjustment for trading instruments 65,695 Net interest income (1,226,291) Fee and commission income (226,809) Fee and commission expense 73,267 Net foreign exchange loss (gain) (149,165) Loss (gain) in sale of fixed assets (86) Loss (gain) on goods received in lieu of payment (5,758) Revenues from sales of investments in other companies — Profit from increase of participation in companies (507) Other charges and (credits) that do not represent cash movements 144,647 Changes due to increase/decrease in assets and liabilities affecting EBITDA 99,107 Decrease (increase) in financial assets and liabilities held for trading at fair value through profit or loss 67,766 Decrease (increase) in financial assets and liabilities at fair value through other comprehensive income 186,771 Decrease (increase) in securities lending and borrowing agreements (194,686) Decrease (increase) in debt financial instruments (89,802) Decrease (increase) in Interbank loans and loans and borrowings (2,344,142) Increase (decrease) in Financial liabilities at amortized cost 43,068 Decrease (increase) in deferred tax assets and liabilities (53,599) Decrease (increase) in other assets and liabilities (98,650) Loans obtained 3,975,153 Payments of loans obtained (2,426,902) Interest paid (638.567) Earned interests 1,639,859 Net commissions 117,759 Tax payments (103,018) Sale of goods received in payment or foreclosed 18,097 Total net cash flows provided by (used in) operating activities (439,698) CASH FLOWS FROM INVESTING ACTIVITIES: Acquisitions of investments in companies (978) Disposals of investments in companies — Dividends received from investments in companies 1,363 Acquisitions of fixed assets (46,170) Disposals of fixed assets 98 Acquisitions of intangible assets — Disposals of intangible assets — Total net cash flows provided by (used in) investing activities (45,687) CASH FLOWS FROM FINANCING ACTIVITIES: Attributable to owners' interest Redemption and payment of interest/principal on letters of credit (45) Issuance of current bonds 794,125 Redemption and payment of interest / principal of current bonds (470,437) Payment of interest / principal on lease obligations (31,547) Issuance of subordinated bonds — Payment of interest and principal on subordinated bonds (53,737) Issuance of bonds with no fixed term to maturity — Redemption and payment of interest on bonds with no fixed maturity date — Issuance of preferred stock — Redemption of preferred stock and payment of dividends on preferred stock — Increase in paid-in capital by issuance of common shares 825,305 Payment of common stock dividends (2) Attributable to non - controlling interest Payment of dividends and/or withdrawals of paid-in capital made with respect to subsidiaries corresponding to non-controlling interest — Net CaTotal net cash flows provided by (used in) financing activities 1,063,662 CHANGE IN CASH AND CASH EQUIVALENTS DURING THE YEAR (period) 578,277 EFFECT OF CHANGES IN EXCHANGE RATES 289,687 OPENING BALANCE OF CASH AND CASH EQUIVALENTS 4,506,256 CLOSING BALANCE OF CASH AND CASH EQUIVALENTS 5,374,220

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 76 Note 4 - Accounting Changes, continued h) Description of the main adjustments i. Investments in companies: this item includes the valuation of minority equity investments in companies to which paragraph 5.7.5 of IFRS 9 is applicable regarding the irrevocable presentation after initial recognition of changes in the fair value of such instruments against other comprehensive income. ii. Financial assets at amortized cost (debt financial instruments): this item includes the adoption of IFRS 9, which has resulted in changes in our current accounting policies for recognition, classification and measurement of financial assets. iii. Impairment of financial instruments: recognition of the value for expected credit losses on a financial asset that is measured in accordance with paragraphs 4.1.2 or 4.1.2A, subject to the limitations defined in paragraph 5 of Chapter A-2. iv. Suspension of interest: the criterion for the suspension of interest and readjustment income on an accrual basis is modified to suspend all transactions with defaults of more than 90 days as provided in Chapter B-2 of the Compendium. v. Special provisions for credit risk: Change in the credit conversion factor in accordance with Chapter B- 3, unrestricted lines of credit with automatic cancellation. vi. Deferred taxes: this line includes the tax effects (deferred taxes) generated by temporary differences arising from the aforementioned adjustments, whether they directly affect shareholders' equity or the consolidated statement of income.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 77 Note 5 - Significant events As of March 31, 2022, the following significant events have influenced the operations of the Bank and its subsidiaries or these Consolidated Financial Statements: ITAÚ CORPBANCA Acquisition of Itaú Corpbanca Colombia shares owned by CorpGroup On February 22, 2022, Itaú Corpbanca acquired, directly and indirectly, all of the shares of Itaú Corpbanca Colombia S.A. owned by CorpGroup Interhold S.P.A., CorpGroup Banking S.A. and CG Financial Colombia S.A.S., representing approximately 12.36% of the share capital of Itaú Corpbanca Colombia S.A., for a total price of US$414,142,063.65. As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99.4617% of the share capital of Itaú Corpbanca Colombia S.A. Its direct interest is approximately 94.99%. Itaú Corpbanca directly acquired approximately 7.89% of the share capital of Itaú Corpbanca Colombia and its new subsidiary in Colombia - Itaú Holding Colombia S.A.S. - acquired the remaining approximately 4.47%. With respect to the latter, the creation in Colombia of the subsidiary Itaú Holding Colombia S.A.S., the share capital of which is wholly owned by Itaú Corpbanca, was duly authorized by the Commission for the Financial Market and by the Central Bank of Chile for this purpose. The total price of US$414,142,063.66 would result in an estimated impact of -1.37 percentage points on Itaú Corpbanca's Common Equity Tier 1 (CET1) capital, on a fully loaded basis, in accordance with Basel III standards (using the exchange rate of CLP$804.17 per US$1 as of February 16, 2022). Considering the information at the end of January, the aforementioned impact and the applicable regulations of the Commission for the Financial Market, Itaú Corpbanca estimates that its total capital ratio, according to current Basel III standards, will be 15.47% and its CET1 fully loaded capital will be 9.5%. Additional information regarding capital requirements is presented in Note 48. 2022 Ordinary Shareholders' Meeting Resolutions At the Ordinary Shareholders' Meeting of Itaú Corpbanca, held on March 24, 2022, the following resolutions, among others, were adopted: a) Total Renewal of the Board of Directors The following eleven (11) regular directors and two (2) alternate directors were elected, in accordance with Itaú Corpbanca's bylaws:

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 78 Note 5 - Significant events, continued - Regular directors: 1. Jorge Andrés Saieh Guzmán; 2. Ricardo Villela Marino; 3. Diego Fresco Gutiérrez; 4. Leila Cristiane Barboza Braga de Melo; 5. Matías Granata; 6. Milton Maluhy Filho; 7. Pedro Paulo Giubbina Lorenzini; 8. Rogerio Carvalho Braga; 9. Pedro Samhan Escándar; 10. Gustavo Arriagada Morales; and 11. Fernando Concha Ureta - Alternate directors: 1. Álvaro F. Rizzi Rodrigues. 2. Tatiana Grecco. Gustavo Arriagada Morales, Pedro Samhan Escándar and Fernando Concha Ureta were appointed as independent directors, in accordance with Article 50 bis of Law No. 18,046 on Corporations. b) Distribution of dividends The meeting approved the distribution of 30% of the 2021 fiscal year profits, which amounts to CLP$83,341,869,534, as a dividend to the shareholders, among the total of the 973,517,871,202 subscribed and paid shares of the Bank and which, therefore, corresponds to a dividend of CLP$0.0856089775 per share. In addition, the Board approved that the remaining 70% of the profits be retained. Acquisition of shares of Itaú Corredor de Seguros Colombia S.A. owned by Helm LLC On November 5, 2019, Itaú Corpbanca entered into a purchase and sale agreement, as subsequently amended on December 18, 2020, whereby it agreed to acquire shares representing approximately 20% of the shares of Itaú Corredor de Seguros Colombia S.A. owned by Helm LLC. On March 25, 2022, after obtaining regulatory approvals in Colombia, Chile and Brazil, Itaú Corpbanca acquired, directly and indirectly, 4,800 Itaú Corredor de Seguros Colombia S.A. shares owned by Helm LLC for a total price of US$3,188,323. As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99.99% of the share capital of Itaú Corpbanca Colombia S.A. Its direct interest is approximately 94.99%. Itaú Corpbanca directly acquired approximately 15% of the share capital of Itaú Corredor de Seguros Colombia S.A. and its new subsidiary in Colombia - Itaú Holding Colombia S.A.S.S. - acquired the remaining 5%.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 79 Note 5 - Significant events, continued ITAÚ CORPBANCA COLOMBIA S.A Distribution of Retained Earnings Considering that in the financial year 2021 the Bank had profits for MCOP$87,371, the Bank it is submitted for approval that the profits recorded in the 2021 financial statements were MCOP$87,371. These profits will be available to the shareholders as profit from prior years. Appointment and Resignations The Board of Directors approved the appointment of Ignacio Giraldo as vice president of retail banking, replacing Hernando Osorio. This will be effective on April 1st of this year. The franchise, product and digital areas will be led by the vice president of retail banking.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 80 Note 6 - Reporting Segments Segment reporting is determined by the Bank on the basis of its operating segments (Chile, which includes the New York branch, and Colombia, which includes Panama), which are differentiated mainly by the risks and returns that affect them. The reportable segments and the criteria used to inform the Bank's highest decision-making authority are in accordance with IFRS 8 "Operating segments". a) Segments Accordingly, the descriptions of each operating segment are as follows: (i) Chile The Bank's commercial activities in Chile are mainly located in the domestic market, the operations have been strategically aligned in five commercial areas directly related to the needs of its customers and the Bank's strategy, being these: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services. The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance. (ii) Colombia Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it. The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and its subsidiaries. The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the periods ended March 31, 2022, December 31, 2021 and January 1, 2021. b) Geographic Information Itaú Corpbanca reports revenue by segment from external customers that is:  Attributed to the entity’s country of domicile and  Attributed, in aggregate, to all foreign countries where the entity obtains revenue. When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panama) S.A. and Itaú Corredores de Seguros Colombia S.A.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 81 Note 6 – Reporting Segments, continued Interest income and expense and repricing income and expense information for the periods ended March 31, 2022 and 2021, for these geographic areas is shown below: As of March 31, 2022 As of March 31, 2021 Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Interest income 270,501 96,816 367,317 192,028 84,930 276,9 58 Interest expense (127,117) (41,980) (169,097) (47,131) (30,565) (77,696) Net interest income 143,384 54,836 198,220 144,897 54,365 199,262 Interest income 199,309 — 199,309 84,353 — 84,353 Indexation expense (15 1,102) — (151,102) (59,602) — (59,602) Net indexation income 48,207 — 48,207 24,751 — 24,751 c) Information on assets, liabilities and results of operations Segment information is presented for assets, liabilities and income for the period, according to the main items described in the BCAS.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 82 Note 6 – Reporting Segments, continued c.1) Assets and liabilities As of March 31, 2022 As of December 31, 2021 As of January 1, 2021 Notes Chile Colombia Total Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Cash and bank deposits 7 2,934,821 543,596 3,478,417 2,867,539 605,853 3,473,392 2,761,202 327,870 3,089,072 Cash in process of collection 7 309,239 3,133 312,372 438,150 346 438,496 173,099 93 173,192 Financial assets held for trading at fair value through profit or loss 8 2,732,059 300,557 3,032,616 2,926,911 302,495 3,229,406 3,671,484 585,216 4,256,700 Derivative financial instruments 8 2,587,881 116,354 2,704,235 2,836,215 61,588 2,897,803 3,528,154 148,177 3,676,331 Debt financial instruments 8 106,163 178,052 284,215 50,854 240,907 291,761 108,313 437,039 545,352 Other 8 38,015 6,151 44,166 39,842 — 39,842 35,017 — 35,017 Financial assets not held for trading mandatorily measured at fair value through profit or loss 9 — — — — — — — — — Financial assets designated at fair value through profit and loss 10 — — — — — — — — — Financial assets at fair value through other comprehensive income 11 2,868,409 380,468 3,248,877 2,509,498 363,185 2,872,683 3,348,624 611,481 3,960,105 Debt financial instruments 11 2,868,409 370,240 3,238,649 2,509,498 363,185 2,872,683 3,348,624 611,481 3,960,105 Other 11 — 10,228 10,228 — — — — — — Derivative financial instruments held for hedge accounting 12 33,825 21,709 55,534 41,754 41,369 83,123 289,132 17,340 306,472 Financial assets at amortized cost 13 20,640,000 4,922,883 25,562,883 20,489,587 5,212,266 25,701,853 17,664,058 4,245,549 21,909,607 Investment under resale agreement 13 177,703 217,652 395,355 171,810 434,368 606,178 84,173 21,407 105,580 Debt financial instruments 13 876,721 178,997 1,055,718 875,205 187,582 1,062,787 7,297 104,346 111,643 Interbank loans 13 — 34,829 34,829 — 80,554 80,554 7,115 — 7,115 Loans and receivables - Commercial 13 12,014,386 2,885,243 14,899,629 12,194,588 2,908,031 15,102,619 11,341,702 2,792,283 14,133,985 Loans and receivables - Mortgage 13 5,691,610 711,839 6,403,449 5,491,716 701,762 6,193,478 4,619,444 606,393 5,225,837 Loans and accounts receivable - Consumer 13 1,879,580 894,323 2,773,903 1,756,268 899,969 2,656,237 1,604,327 721,120 2,325,447 Investments in companies 14 14,165 5,686 19,851 13,960 5,607 19,567 14,062 4,720 18,782 Intangible assets (*) 15 658,345 35,450 693,795 663,503 35,841 699,344 682,695 35,988 718,683 Fixed assets 16 28,158 19,283 47,441 28,349 22,708 51,057 32,161 23,859 56,020 Right of use asset under lease agreements 17 95,261 21,959 117,220 109,294 22,363 131,657 142,108 28,495 170,603 Current taxes 18 31,740 23,338 55,078 20,584 37,600 58,184 44,976 19,723 64,699 Deferred tax liabilities 18 246,266 75,254 321,520 197,669 77,521 275,190 262,560 49,410 311,970 Other assets 19 587,461 72,616 660,077 746,045 62,694 808,739 506,434 81,708 588,142 Non-current assets and disposal groups held for sale 20 4,786 8,135 12,921 4,549 9,475 14,024 7,387 7,237 14,624 Total 31,184,535 6,434,067 37,618,602 31,057,392 6,799,323 37,856,715 29,599,982 6,038,689 35,638,671 (*) Includes Goodwill generated in business combination between Banco Itaú Chile and Corpbanca totaling MCh$492,512 as of March 31, 2022 (MCh$492,512 as of December 31, 2021).

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 83 Note 6 – Reporting Segments, continued As of March 31, 2022 As of December 31, 2021 As of January 1, 2021 Notes Chile Colombia Total Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ LIABILITIES Cash in process of being cleared 7 330,163 4 330,167 424,358 — 424,358 154,231 1 154,232 Financial liabilities held for trading at fair value through profit or loss 21 2,414,765 107,499 2,522,264 2,693,524 63,818 2,757,342 3,354,791 156,350 3,511,141 Derivative financial instruments 21 2,414,765 107,499 2,522,264 2,693,524 63,818 2,757,342 3,354,791 156,350 3,511,141 Other 21 — — — — — — — — — Financial liabilities designated at fair value through profit or loss 10 — — — — — — — — — Derivative financial instruments held for hedge accounting 12 154,907 13,462 168,369 160,267 7,978 168,245 139,820 22,630 162,450 Financial liabilities at amortized cost 22 23,801,718 5,368,557 29,170,275 22,976,326 5,733,871 28,710,197 22,295,221 4,910,026 27,205,247 Deposits and other demand deposits 22 4,401,682 2,842,178 7,243,860 4,641,522 2,934,573 7,576,095 3,939,501 2,257,905 6,197,406 Deposits and other time deposits 22 8,937,664 1,318,141 10,255,805 8,789,515 1,307,928 10,097,443 9,984,010 1,449,054 11,433,064 Obligations under repurchase agreements 22 909,917 74,993 984,910 212,356 253,650 466,006 399,593 239,258 638,851 Obligations with banks 22 4,199,685 551,437 4,751,122 4,263,230 655,193 4,918,423 3,393,160 405,818 3,798,978 Debt instruments issued 22 5,309,682 581,808 5,891,490 5,027,267 582,528 5,609,795 4,565,834 557,991 5,123,825 Other financial obligations 22 43,088 — 43,088 42,435 — 42,435 13,123 — 13,123 Lease contracts liabilities 17 79,891 21,942 101,833 93,497 22,047 115,544 125,265 26,620 151,885 Regulatory capital financial instruments issued 23 969,096 186,931 1,156,027 955,982 197,063 1,153,045 906,558 174,473 1,081,031 Provisions for contingencies 24 57,277 60,369 117,646 82,290 66,985 149,275 58,771 63,242 122,013 Provisions for dividends, interest payments and valuation of issued bonds with no fixed maturity date 25 31,844 — 31,844 83,342 — 83,342 — — — Special provisions for credit risk 26 149,947 34,068 184,015 142,858 34,781 177,639 139,471 40,386 179,857 Current taxes 18 216 717 933 393 939 1,332 596 1,170 1,766 Deferred tax liabilities 18 — — — — — — — 237 237 Other liabilities 27 627,772 67,538 695,310 588,596 93,157 681,753 597,626 75,709 673,335 Liabilities included in disposable groups held for sale 20 — — — — — — — — — Total 28,617,596 5,861,087 34,478,683 28,201,433 6,220,639 34,422,072 27,772,350 5,470,844 33,243,194

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 84 Note 6 – Reporting Segments, continued c.2) Income for the three-month periods ended March 31, 2022 and 2021: As of March 31, 2022 As of March 31, 2021 Notes Chile Colombia Total Chile Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ N et interest income 30 143,384 54,836 198,2 20 144,897 54,365 199,262 Net indexation income 31 48,207 — 48,207 24,751 — 24,751 Net comm ission income 32 35,192 6,540 41,732 33,838 6,729 40,567 Assets a nd liabilities held for trading 33 36,583 (18,725) 17,858 23,664 22,581 46,245 Financial assets not held for trading mandatorily measured at fair value through profit or loss 33 — — — — — — Gain or loss on derecognition of financial assets and liabilities not measured at fair value through p rofit or loss 33 (2,584) (146) (2,730) 4,405 8,244 12,649 Foreign exchange, restatement and accounting hedging of foreign currencies 33 (52,345) 16,396 (35,949) 18,957 (17,268) 1,689 Reclassifications of financial assets due to change in business model 33 — — — — — — Other fi nancial result 33 1,012 — 1,012 521 — 521 Net financial income (loss) (17,334) (2,475) (19,809) 47,547 13,557 61,104 I ncome (loss) from investment in companies 34 191 1,571 1,762 (342) 1,782 1,440 Income (loss) from non-current assets and disposal groups not eligible for discontinued operations 35 (215) (1,055) (1,270) (507) 12 (495) Other operating income 36 1,814 6,931 8,745 1,627 2,852 4,479 Expenses for employee benefit obligations 37 (51,827) (21,666) (73,493) (49,659) (22,735) (72,394) Administ rative expenses 38 (44,982) (20,917) (65,899) (46,960) (17,884) (64,844) Deprecia tion and amortizati on 39 (18,679) (4,030) (22,709) (20,437) (4,138) (24,575) Impairme nt of non - financial assets — — — — — — Other operating expenses (*) 36 (5,485) (3,123) (8,608) (7,157) (1,148) (8,305) O perating income before cred it losses 90,266 16,612 106,878 127,598 33,392 160,990 Provisions for credit risk due from banks and loans and accounts receivable from clients 41 (29,657) (15,276) (44,933) (53,515) (24,698) (78,213) Special provisions for credit risk 41 (8,069) 510 (7,559) 21,748 3,873 25,621 Recovery of written - off loans 41 10,349 4,637 14,986 10,212 4,266 14,478 Impairment for credit risk on other financial assets not measured at fair value through profit or loss 41 (12) 33 21 3 51 54 O perating income (loss) 62,877 6,516 69,393 106,046 16,884 122,930 I ncome tax 18 39,427 (2,653) 36,774 (24,367) (5,577) (29,944) Tax on discontinued operations 18 — — — — — — Co nsolidated consolidated income (loss) for the year 102,304 3,863 106,167 81,679 11,307 92,986 (*) Includes employee benefit obligations, administrative expenses, impairment and other operating expenses.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 85 Note 7 - Cash and Cash Equivalents a) Cash and Cash Equivalents detail The detail of balances included under cash and cash equivalents is as follows: As of March 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Cash and bank deposits Cash 403,236 294,474 254,200 Deposits in the Central Bank of Chile (i) 1,675,100 1,173,548 1,067,421 Deposits in foreign Central Banks 836,388 1,154,041 1,191,168 Deposits in domestic banks 7,536 12,942 27,017 Deposits in foreign banks 556,157 838,387 549,266 Subtotal - Cash and bank deposits 3,478,417 3,473,392 3,089,072 Cash in process of collection, net (ii) (17,795) 14,138 18,960 Highly liquid financial instruments (iii) 1,076,461 1,347,463 1,337,754 Resale agreements 395,355 539,227 60,470 Total cash and cash equivalents 4,932,438 5,374,220 4,506,256 i) The level of funds in cash and at the Central Bank of Chile responds to reserve requirement regulations that the Bank must maintain on average in monthly periods. ii) See letter b. “Cash in process of collection and in process of being cleared” on the next page. iii) Highly liquid financial instruments: Corresponds to financial instruments for trading at fair value through profit or loss and financial instruments at fair value through other comprehensive income whose maturity does not exceed three months from the date of acquisition and the detail is as follows: As of March 31 As of December 31 As of January 01 Note 2022 2021 2021 MCh$ MCh$ MCh$ Highly liquid financial instruments Financial instruments held for trading at fair value through profit or loss 8 178,067 130,421 132,043 Financial instruments at fair value through other comprehensive income 11 898,394 1,217,042 1,205,711 Total 1,076,461 1,347,463 1,337,754

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 86 Note 7 – Cash and Cash Equivalents, continued iv) Investments under resale agreements: corresponds to repurchase agreements whose maturity does not exceed three months from the date of acquisition, which are presented in the line " Investments under resale agreements in the Interim Consolidated Statement of Financial Position and the detail is as follows: As of Mar ch 31 As of December 31 As of January 01 Note 2022 2021 2021 MCh$ MCh$ MCh$ Total investments under resale agreements 395,355 539,227 60,470 b) Cash in the process of collection, net These correspond to transactions in which only the settlement that will increase or decrease the funds in the Central Bank of Chile or in banks abroad, normally within 12 or 24 business hours following the close of each period, remains to be settled: As of March 31 As of De cember 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Assets Documents held by other banks (documents to be collected) 43,394 40,302 37,030 Funds receivable 268,978 398,194 136,162 Subtotal - assets 312,372 4 38,496 173,192 Liabilities Funds payable 330,167 424,358 154,232 Subtotal - liabilities 330,167 424,358 154,232 Cash in the process of collection, net (17,795) 14,138 18,960 c) Other operating cash flows The Bank, based on the nature of its activities, considers that financial instruments for trading at fair value through profit or loss and investment maintain a direct relationship with trade receivables and placements, therefore all these activities are taken into consideration to determine, approve and monitor the financial performance of the strategies that the Bank maintains with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments. Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Interim Consolidated Statement of Income and our Interim Consolidated Statement of Cash Flows.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 87 Note 7 – Cash and Cash Equivalents, continued Examples of cash flows from operating activities are: (i) Investments under resale agreements and obligations under repurchase agreements .. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Notes 13 and 22). (ii) Financial instruments held for trading at fair value through profit or loss and financial instruments at fair value through other comprehensive income. This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 8 and Note 11). (iii) Obligations with banks. These items represent the cash flows (collections and payments) of obligations with foreign banks (see Note 22) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 13) and “Loans and receivables from customers” (see Note 13). (iv) Increase and repayment of other borrowings: These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 22).

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 88 Note 8 - Financial Assets Held for Trading at Fair Value Through Profit or Loss a) As of March 31, 2022, December 31, 2021 and January 1, 2021, the detail of financial assets held for trading at fair value through profit or loss is as follows: As of March 31, 2022 As of December 31, As of January 1, 2022 2022 2021 2021 Assets Assets Assets MCh$ MCh$ MCh$ Derivatives held for trading 2,704,235 2,897,803 3,676,331 Debt financial instruments 284,215 291,761 545,352 Other financial instruments held for trading 44,166 39,842 35,017 Total 3,032,616 3,229,406 4,256,700

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 89 Note 8 - Financial Assets Held for Trading at Fair Value Through Profit or Loss, continued b) Portfolio detail As of March 31, 2022, December 31, 2021 and January 1, 2021, the portfolio of financial derivative instruments held for trading purposes is as follows As of March 31, 2022 Notional amount Fair value On demand Up to 1 month Over 1 month less than 3 months Over 3 months up to 1 year Between 1 and 3 years Over 3 up to 5 years More than 5 years Total Assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives held for trading Currency forwards — 428,410 334,486 5,641,072 869,866 159,286 28,955 7,462,075 258,750 Currency swaps — 143,080 300,380 1,506,745 3,520,082 2,946,981 3,602,627 12,019,895 912,927 Interest rate swaps — — — 3,577,300 8,429,615 6,676,002 9,256,407 27,939,324 1,532,245 Call options — 222 11,967 5,994 — — — 18,183 313 Put options — — — — — — — — — Total — 571,712 646,833 10,731,11 1 12,819,563 9,782,269 12,887,989 47,439,477 2,704,235 As of December 31, 2021 Notional amount Fair value On demand Up to 1 month Over 1 month less than 3 months Over 3 months up to 1 year Between 1 and 3 years Over 3 up to 5 years More than 5 years Total Assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives held for trading Currency forwards — 3,106,279 1,840,300 1,360,787 365,932 181,959 188,738 7,043,995 329,284 Currency swaps — 135,709 277,106 1,042,432 2,924,714 2,248,282 2,985,367 9,613,610 1,037,007 Interest rate swaps — 773,389 1,392,193 3,776,929 8,562,223 6,796,931 9,716,515 31,018,180 1,530,863 Call options — 3,607 12,241 20,467 — — — 36,315 649 Put opti ons — - — — — — — — — Total — 4,018,984 3,521,840 6,200,615 11,852,869 9,227,172 12,890,620 47,712,100 2,897,803 As of January 1, 2021 Notional amount Fair value On demand Up to 1 month Over 1 month less than 3 mon ths Over 3 months up to 1 year Between 1 and 3 years Over 3 up to 5 years More than 5 years Total Assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives held for trading Currency forwards — 3,609,133 2,552,325 2,133,969 328,8 66 58,097 26,530 8,708,920 381,409 Currency swaps — 68,418 178,181 932,372 3,012,559 2,722,995 2,846,323 9,760,848 929,096 Interest rate swaps — 1,702,088 2,130,731 6,363,722 7,897,695 6,976,774 9,898,512 34,969,522 2,364,546 Call options — 24,605 — 4,280 — — — 28,885 195 Put options — 11,892 — 6,419 — — — 18,311 1,085 Total — 5,416,136 4,861,237 9,440,762 11,239,120 9,757,866 12,771,365 53,486,486 3,676,331

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 90 Note 8 - Financial Assets Held for Trading at Fair Value Through Profit or Loss, continued As of March 31, 2022, December 31, 2021 and January 1, 2021, the portfolio of the debt financial instruments and other financial instruments is as follows: As of March 31 As of December 31 As of Jan uary 1 2022 2021 2021 Assets Assets Assets Debt Financial Instruments MCh$ MCh$ MCh$ Chilean Central Bank and Government securities 106,052 50,743 108,042 Other local financial instruments 110 111 271 Foreign f inancial i ns truments 178,053 240,907 437,039 Subtotal 284,215 291,761 545,352 Other financial instruments Investments in Mutual Funds 44,166 39,842 35,017 Equity instruments — — — Loan s originated and acquired by the entity — — — Other — — — Subtotal 44,166 39,842 35,017 Total 328,381 331,603 580,369

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 91 Note 9 - Financial Assets Not Held For Trading Mandatorily Measured At Fair Value Through Profit Or Loss As of March 31, 2022, December 31, 2021 and January 1, 2021, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 92 Note 10 - Financial assets and liabilities at fair value with changes in profit or loss As of March 31, 2022, December 31, 2021 and January 1, 2021, the Bank does not have assets and liabilities designated at fair value through profit or loss.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 93 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income As of March 31, 2022, December 31, 2021 and January 1, 2021, the composition of financial assets at fair value through other comprehensive income is as follows: As of March 31 As of December 31 As of January 01 2022 2021 2021 Debt financial instruments MCh$ MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank instruments 2,332,290 1,918,659 1,170,841 Chilean Treasury bonds 250,273 283,018 1,783,765 Other goverment securities 111,896 123,991 101,573 Subtotal 2,694,459 2,325,668 3,056,179 Other local institutions financial instruments Debt financial instruments o f o ther local banks 109,162 119,302 277,163 Mortgage finance bonds — — — Other local financial investments 19,753 15,840 14,887 Subtotal 128,915 135,142 292,050 Foreign institutions financial instruments Foreign Central Ban ks financial instruments — — — Foreign Governments financial instruments 100,093 45,386 217,185 Financial debt instruments of other banks 308,661 366,487 394,691 Corporate b onds 6,522 — — Other financial instruments — — — Subtotal 415,276 411,873 611,876 Other financial instruments 10,227 — — Loans originated and purchased by the entity Interbank loans — — — Commercial placements — — — Mortgage loans — — — Consumer loans — — — Other — — — Subtotal — — — Total 3,248,877 2,872,683 3,960,105 As of March 31, 2022, December 31, 2021 and December 31, 2020 includes MCh$898,394, MCh$1,217,042 and MCh$1,205,711, respectively, which correspond to those financial instruments with maturities not exceeding three months from their acquisition date included in Note No. 7 "Cash and Cash Equivalents". As of March 31, 2022, December 31, 2021 and December 31, 2020, the FVTOCI portfolio includes unrealized gains (losses) of MCh$(34,717), MCh$(25,955) and MCh$38. 079, respectively, presented in equity in valuation accounts attributable to owners of MCh$(24,376), MCh$(24,991) and MCh$33,999 , and losses of MCh$(10,341), MCh$(964) and MCh$4,080 attributable to non-controlling interest. As of March 31, 2022, December 31, 2021 and December 31, 2020, the portfolio of financial instruments at FVTOCI includes financial instruments for an amount of MCh$1,017,000, MCh$837,869 and MCh$319,213, respectively,pledged as collateral to the Central Bank of Chile (BCCh) in order to access the new Conditional Funding Facility (FCIC). This program was implemented by the BCCh as a measure to support liquidity and credit access as a response to the financial needs generated by the Covid-19 pandemic.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 94 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued a) Impairment of debt instruments at fair value through other comprehensive income. As of March 31, 2022, December 31, 2021 and January 1, 2021 the value of debt instruments classified at fair value through other comprehensive income include the impairment movements shown below: Financial instruments at FVTOCI Expected loss from credit risk (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent P erm anent Total Balances as of January 01, 2022 128 — — 128 Changes or transfers assigned — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to changes in credit risk 10 — — 10 Decrease due to changes in credit risk — — — — Changes derecognized (3) — — (3) Changes due to non - derecognized modifications — — — — New financial assets originated or purchased 71 — — 71 Financial assets that have been derec ogn ized (11) — — (11) Changes in risk models/ parameters — — — — Foreign exchange adjustment and other movements (3) — — (3) As of March 31, 2022 192 - — 192 Financial instruments at FVTOCI Expected loss from credit risk (E CL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent TOTAL Balances as of January 1, 2021 104 — — 104 Changes or transfers assigned — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to changes in credit risk 30 — — 30 Decrease due to changes in credit risk (1) — — (1) Changes derecognized (69) — — (69) Changes due to non - derecognized modifications (4) — — (4) New financial assets originated o r p urchased 26 — — 26 Financial assets that have been derecognized — — — — Changes in risk models/ parameters — — — — Foreign exchange adjustment and other movements 42 — — 42 As of December 31, 2021 128 — — 128

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 95 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued b) Unrealized portfolio gains and losses on financial assets at fair value through other comprehensive income The unrealized gains and losses on FVTOCI portfolio as of March 31, 2022, December 31, 2021 and January 1, 2021 are detailed below: As of March 31, 2022 Acquisition Loss Gain Fair cost unrealized unrealized value Securities quoted in active market MCh$ MCh$ MCh$ MCh$ Chi lea n Central Bank and Government securities 2,719,776 (26,752) 1,435 2,694,459 Chilean Central Bank instruments 2,331,737 (319) 872 2,332,290 Chilean Treasury bonds 269,723 (20,013) 563 250,273 Other goverment securities 118,316 (6,420) — 111,896 Other local institutions financial instruments 131,521 (2,708) 102 128,915 Debt financial instruments of other local banks 111,104 (2,044) 102 109,162 Mortgage finance bonds — — — — Other local financial investments 20,417 (664) — 19,753 Foreign institutions financial instruments 419,747 (22,729) 18,258 415,276 Foreign Central Banks financial instruments 90,677 (8,141) 17,557 100,093 Foreign Governments financial instruments 322,501 (14,541) 701 308,661 Financial debt instruments of other banks 6,569 (47) — 6,522 Unlisted investments in active markets — — — — Corporate bonds — — — — Equity instruments 12,550 (2,323) — 10,227 Other 12,550 (2,323) — 10,227 Total 3,283,594 (54,512) 19,795 3,248,877 As of December 31, 2021 Acquisition Loss Gain Fair cost unrealized unrealized value Securities quoted in active market MCh$ MC h$ MCh$ MCh$ Chilean Central Bank and Government securities 2,350,021 (26,432) 2,079 2,325,668 Chilean Central Bank instruments 1,918,411 (283) 531 1,918,659 Chilean Treasury bonds 306,238 (23,957) 737 283,018 Other goverment securities 125,372 (2,192) 811 123,991 Other local institutions financial instruments 137,975 (3,538) 705 135,142 Debt financial instruments of other local banks 121,983 (2,730) 49 119,302 Mortgage finance bonds — — — — Other local financial investments 15,992 (808) 656 15,840 Foreign institutions financial instruments 410,642 (14,726) 15,957 411,873 Foreign Central Banks financial instruments 30,336 (282) 15,332 45,386 Foreign Governments financial instruments 380,306 (14,444) 625 366,487 Financial debt instruments of other banks — — — — Unlisted investments in active markets — — — — Corporate bonds — — — — Equity instruments — — — — Other — — — — Total 2,898,638 (44,696) 18,741 2,872,683

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 96 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued As of January 1, 2021 Acquisition Loss Gain Fair cost unrealized un realized value Securities quoted in active market MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities 3,049,900 (7,388) 13,667 3,056,179 Chilean Central Bank instruments 1,171,350 (538) 29 1,170,841 Chilean Treasury bonds 1,781,626 (6,850) 8,989 1,783,765 Other goverment securities 96,924 — 4,649 101,573 Other local institutions financial instruments 287,679 (1,444) 5,815 292,050 Debt financial instruments of other local banks 273,028 — 4,135 277,163 Mortgage finance bonds — — — — Other local financial investments 14,651 (1,444) 1,680 14,887 Foreign institutions financial instruments 584,447 (143) 27,572 611,876 Foreign Central Banks financial instruments 193,389 (52) 23,848 217,185 Foreign Governments financial instruments 391,058 (91) 3,724 394,691 Financial debt instruments of other banks — — — — Unlisted investments in active markets — — — — Corpor ate bonds — — — — Equity instruments — — — — Other — — — — Total 3,922,026 (8,975) 47,054 3,960,105

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 97 Note 12 - Derivative Financial Instruments Held For Hedge Accounting As of March 31, 2022, December 31, 2021 and January 1, 2022 the portfolio of derivative financial instruments held for accounting hedging purposes is as follows: As of March 31, 2022 Notional amount Notional amount Fair value Overnight Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Assets Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh $ M Ch$ Derivatives for hedging Fair value hedges Currency forwards - - - - - - - - - - Currency swaps - - - 82,584 - - - 82,584 23,821 - Interest rate swaps - - 317 223,779 424,412 4 19, 805 1,345,682 2,413,995 4,195 60,327 Subtotals - - 317 306,363 424,412 419,805 1,345,682 2,496,579 28,016 60,327 Cash flow hedging derivatives Currency forwards - 78,750 167,168 2,286,442 57,110 - - 2,589,470 976 106,313 Currency swaps - - - - 19,663 - 25,026 44,689 1,219 1,566 Interest rate swaps - - - 5,000 532,565 - - 537,565 14,079 127 Subtotals - 78,750 167,168 2,291,442 609,338 - 2 5,026 3,171,724 16,274 108,006 Hedging of net investment in a foreign operation Currency forwards - 3,919 57,339 - - - - 61,258 11,244 36 Subtotals - 3,919 57,339 - - - - 61,258 11,244 36 To tals - 82,669 224,824 2,597,805 1,033,750 419,805 1,370,708 5,729,561 55,534 168,369

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 98 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of December 31, 20 21 Notional amount Notional amount Fair value Overnight Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Assets Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives for hedging Fair value hedges Currency forwards - - - - - - - - - - Currency swaps - - - 87, 910 - - - 87,910 21,415 - Interest rate swaps - 19,979 - 265,591 356,312 501,158 1,110,657 2,253,697 5,605 57,554 Subtotals - 19,979 - 353,501 356,312 501,158 1,110,657 2,341,607 27,020 57,554 Cash flow hedging derivatives Currency forwards - 598,478 1,201,559 601,337 691,116 - - 3,092,490 52,833 90,431 Currency swaps - - - - 20,931 - - 20,931 - 151 Interest rate swaps - 12,000 3,000 5, 000 532,685 - - 552,685 3,181 65 Subtotals - 610,478 1,204,559 606,337 1,244,732 - - 3,666,106 56,014 90,647 Hedging of net investment in a foreign operation Currency forwards - 59,541 95,463 46,1 46 - - - 201,150 89 20,044 Subtotals - 59,541 95,463 46,146 - - - 201,150 89 20,044 Totals - 689,998 1,300,022 1,005,984 1,601,044 501,158 1,110,657 6,208,863 83,123 168,245 As of January 1, 2021 Notional amount Notional amount Fair value Overnight Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More th an 5 years Total Assets Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives for hedging Fair value hedges Currency forwards - - - - - - - - - - Currency swa ps - - - - 74,894 - - 74,894 9,666 - Interest rate swaps - - - 201,449 521,989 116,831 1,321,940 2,162,209 203,913 61,705 Subtotals - - - 201,449 596,883 116,831 1,321,940 2,237,103 213,579 61,705 Cash flow hedging derivatives Currency forwards - 808,498 849,351 716,841 178,107 - - 2,552,797 3,919 33,112 Currency swaps - - - - - - - - - - Interest rate swaps - 4,000 - 29,233 47, 866 - - 81,099 2,094 238 Subtotals - 812,498 849,351 746,074 225,973 - - 2,633,896 6,013 33,350 Hedging of net investment in a foreign operation Currency forwards - 666,633 1,370,428 23,954 - - - 2,061,015 86,880 67,395 Subtotals - 666,633 1,370,428 23,954 - - - 2,061,015 86,880 67,395 Totals - 1,479,131 2,219,779 971,477 822,856 116,831 1,321,940 6,932,014 306,472 162,450

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 99 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued i. Hedge accounting c.1) Fair value hedges The Bank uses interest rate derivatives to manage its structural risk by minimizing accounting asymmetries in the Interim Consolidated Statement of Financial Position. Through different hedging strategies, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and consequently risk, aligning the balance sheet structure with expected movements in the yield curve. As of March 31, 2022 Notional amount Overnight Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to c ust omers Commercial and mortgage loans - - - - - - - - - - Mortgage loans (1) - - 317 7,403 63,455 4,068 224,801 300,044 (5,539) 1.35 Time deposits and other deposits Time deposits and other deposits - - - 143,452 79,279 15,998 - 238,729 - 0.67 Investment instrumentsa at FVTOCI Bonds of the general treasury of the republic - - - 2,924 157,678 3,142 111,939 275,683 ( 7,2 35) 105.48 Bonds with banks Interbank loans - - - 82,584 - - - 82,584 - 0.32 Debt instruments issued - - - - - - - - - - Current bonds - - - 70,000 124,000 396,597 1,008,942 1,599,539 (44,582) 1.43 Totals - - 317 306,363 424,412 419,805 1,345,682 2,496,579 (57,356) Hedging instrument Currency swaps - - - 82,584 - - - 82,584 59 - Currency forwards - - - - - - - - - - Interest rate swaps - - 317 223,779 424,412 419,805 1,345,682 2,413,995 (37,988) 10.30 Totals - - 317 306,363 424,412 419,805 1,345,682 2,496,579 (37,929) (1) Colombia: The information presented contemplates the effects on the hedge that are generated by prepayments, so the cash flows of the hedged item and the hedging instrument are not perfectly matched.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 100 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of December 31, 2021 Notional amount Overnight Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to cu sto mers Commercial and mortgage loans - - - - - - - - - - Mortgage loans (1) - - - 189,282 69,215 4,271 227,218 489,986 (13,655) 1.37 Time deposits and other deposits Time deposits and other deposits - 19,979 - 6,309 85,802 5,279 - 117,369 - 1.08 Investment instrumentsa at FVTOCI Bonds of the general treasury of the republic - - - - 77,295 104,211 99,348 280,854 (1, 383 ) 107.23 Bonds with banks Interbank loans - - - 87,910 - - - 87,910 - 0.25 Debt instruments issued - - - - - - - - - - Current bonds - - - 70,000 124,000 387,397 784,091 1 ,36 5,488 (37,239) 1.40 Totals - 19,979 - 353,501 356,312 501,158 1,110,657 2,341,607 (52,277) Hedging instrument Currency swaps - - - 87,910 - - - 87,910 407 - Currency forwards - - - - - - - - - - Interest rate swaps - 19,979 - 265,591 356,312 501,158 1,110,657 2,253,697 (49,699) 2,134.01 Totals - 19,979 - 353,501 356,312 501,158 1,110,657 2,341,607 (49,292)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 101 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of January 1, 2021 Notional amount Overnight Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Commercial and mortgage loans - - - - - - - - - - Mortgage loans (1) - - - 162,429 242,180 16,753 241,691 663,053 (55,838) 3.17 Time deposits and other d eposits Time deposits and other deposits - - - - 21,074 5,215 - 26,289 - 0.66 Investment instrumentsa at FVTOCI Bonds of the general treasury of the republic - - - 9,950 187,635 12, 722 45,345 255,652 2,794 110.63 Bonds with banks Interbank loans - - - - 75,994 - - 75,994 - 0.32 Debt instruments issued - Current bonds - - - 29,070 70,000 82,141 1, 034 ,904 1,216,115 202,550 1.51 Totals - - - 201,449 596,883 116,831 1,321,940 2,237,103 149,506 Hedging instrument Currency swaps - - - - 74,894 - - 74,894 (596) - Currency forwards - Interest rate swaps - - - 201,449 521,989 116,831 1,321,940 2,162,209 143,703 (4.65) Totals - - - 201,449 596,883 116,831 1,321,940 2,237,103 143,107 (1) Colombia: As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company's equity.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 102 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued The following is an estimate of the periods in which the flows are expected to occur: Projected flows for interest rate risk: As of March 31, 2022 Overnight Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Ca sh flow income - 419 771 4.924 14,024 4,367 21,394 45,899 Cash outflows - (1.429) (4.249) (240.683) (118,403) (50,171) (42,701) (457,636) Net cash flows - (1,010) (3,478) (235,759) (104,379) (45,804) (21,3 07) (411,737) Hedging instruments (*) Cash outflows - (419) (771) (4,924) (14,024) (4,367) (21,394) (45,899) Cash inflows - 1,429 4,249 240,683 118,403 50,171 42,701 457,636 Net cash flows - 1,010 3, 478 235,759 104,379 45,804 21,307 411,737 As of December 31, 2021 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Cash inflows - 1,169 1,019 9,989 21,226 17,109 3,581 54,093 Cash outflows - (21,0 15) (3,249) (108,969) (117,941) (32,119) (35,254) (318,547) Net cash flows - (19,846) (2,230) (98,980) (96,715) (15,010) (31,673) (264,454) Hedging instruments (*) Cash outflows - (1,169) (1,019) (9,98 9) (21,226) (17,109) (3,581) (54,093) Cash inflows - 21,015 3,249 108,969 117,941 32,119 35,254 318,547 Net cash flows - 19,846 2,230 98,980 96,715 15,010 31,673 264,454 As o f J anuary 1, 2021 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh $ MCh$ MCh$ Hedged items Cash inflows - 1,160 1,464 9,616 192,091 9,872 5,128 219,331 Cash outflows - (1,764) (2,647) (14,037) (131,402) (35,690) (55,924) (241,464) Net cash flows - (604) (1, 183) (4,421) 60,689 (25,818) (50,796) (22,133) Hedging instruments (1) Cash outflows - 1,764 2,647 14,037 131,402 35,690 55,924 241,464 Cash inflows - (1,160) (1,464) (9,616) (192,091) (9,872) ( 5,1 28) (219,331) Net cash flows - 604 1,183 4,421 (60,689) 25,818 50,796 22,133 (1) Colombia: As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company's equity. (2) Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 103 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued c.2) Cash flow hedges Cash flow hedges are used by the Bank mainly to: - Reduce the volatility of cash flows on inflation-adjusted Interim Statement of Financial Position items through the use of inflation forward contracts and combinations of peso and index-linked swap contracts. - Fixing the rate of a portion of the short-term liability pool in pesos, reducing the risk of a significant portion of the Bank's funding cost, while maintaining the liquidity risk in the liability pool. - Setting the funding source rate at a floating rate, reducing the risk of an increase in the cost of funds. The notional amounts of hedged items and hedging instruments for March 31, 2022, December 31, 2021 and January 1, 2021 are presented below, according to their maturities: As of March 31, 2022 Notional Amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 year s More than 5 years Totals Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Inflation-indexed loans (C40 UF) - 50,764 - 2,124,172 57,110 - - 2,232,046 (98,397) (30,349) Trade receivables (interest rate) - - - 5,000 - - - 5,000 (128) 4.33 Time deposits and other deposits T ime deposits - - - - 504,484 - — 504,484 11,699 5.69 Debt instruments issued Current bonds - - - - 28,081 - 25,026 53,107 - — Bonds with banks Interbank loans — 27,9 86 122,075 162,270 19,663 — — 331,994 — - Highly probable transaction — Disbursement USD — - 45,093 — - — - 45,093 (716) 797.00 Total — 78,750 167,168 2,291,442 609,338 — 25,026 3,1 71, 724 (87,542) Hedging instrument Currency forwards — 27,986 167,168 162,270 — — — 357,424 (716) 797.00 Inflation forwards — 50,764 - 2,124,172 57,110 — — 2,232,046 (98,397) (30,349) Curr enc y swaps — - — — 19,663 — 25,026 44,689 — — Interest rate swaps — — — 5,000 532,565 - - 537,565 (128) 10.02 Total — 78,750 167,168 2,291,442 609,338 — 25,026 3,171,724 (99,241)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 104 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of December 31, 2021 Notional Amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Inflation-indexed loans (C40 UF) - 337,810 898,760 309,917 691,116 - - 2,237,603 (90,023) 29,218.40 Trade receivables (interest rate) — 12,000 3,000 5,000 — — — 20,000 51 4.04 Time deposits and other deposits Time deposits — - — - 504,484 — — 504,484 1,469 5.69 Debt instruments issued Current bonds — - - — 28,201 - - 28,201 - — Obligations with banks Interbank loans — 7,444 29,824 291,420 20,931 — — 349,619 — — Highly probable transaction Disbursement USD — 253,224 272,975 — - — - 526,199 3 4,5 41 786.91 Total — 610,478 1,204,559 606,337 1,244,732 — — 3,666,106 (53,962) Hedging instrument Currency forwards — 598,478 1,201,559 601,337 691,116 - - 3,092,490 (55,482) - Currency swa ps — - — - 20,931 — — 20,931 — — Interest rate swaps — 12,000 3,000 5,000 532,685 — — 552,685 51 — Total — 610,478 1,204,559 606,337 1,244,732 — — 3,666,106 (55,431)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 105 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of January 1, 2021 Notional Amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 ye ar Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Inflation-indexed loans (C40 UF) - 802,341 787,806 513,149 174,422 - - 2,277,718 (5,162) 28,597.14 Trade receivables (interest rate) — 4,000 — 19,000 20,000 - - 43, 000 1,916 4.04 Time deposits and other deposits Time deposits — — — — — — — — — — Debt instruments issued Current bonds - - - - 27,866 - - 27,866 - - Bonds with banks Interbank loans — 6,157 61,545 173,129 3,685 - - 244,516 - - Highly probable transaction — Disbursement USD — — — 40,796 — — — 40,796 (3,304) 768.50 Total — 812,498 8 49, 351 746,074 225,973 — — 2,633,896 (6,551) Hedging instrument Currency forwards — 808,498 849,351 716,841 178,107 — — 2,552,797 (8.467.0) — Currency swaps — — — — — — — — — — I nte rest rate swaps — 4,000 — 29,233 47,866 — — 81,099 1.916.0 — Total — 812,498 849,351 746,074 225,973 — — 2,633,896 (6,551) The following is an estimate of the periods in which the flows are expected to occur: As of March 31, 2022 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Cash inflows - 1,753 109 115,202 5,309 - - 122,373 Cash outflows — (27,986) (122,721) (162,270) (91,337) — (25,026) (429,340) Net cas h flows — (26,233) (122,612) (47,068) (86,028) - (25,026) (306,967) Hedging instrument (*) Cash inflows - 26,233 121,966 47,068 42,434 — 25,026 262,727 Cash outflows — — 646 — 43,594 — — 44 ,240 Flujos neto — 26,233 122,612 47,068 86,028 — 25,026 306,967

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 106 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of December 31, 2021 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Cash inflows — 7,593 25,692 15,635 43,418 — - 92,338 Cash outflows — (8,685) (32,917) (291,420) (92,726) — — (425,748) Net cash flows — (1,092) (7,225) (275,785) (49,308) — — (333,410) Hedging instrument (*) Cash inflows — (7,593) (25,692) (15,635) (43,418) — — (92,338) Cash outflows — 8,685 32,917 291,420 92,726 — — 425,748 Net cash flows — 1,092 7,225 275,785 49,308 — — 333,410 As of January 1, 2021 On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh $ MCh$ MCh$ MCh$ MCh$ Hedged item Cash inflows — 22,065 10,519 14,906 5,925 — - 53,415 Cash outflows — (6,157) (61,545) (173,152) (31,551) — — (272,405) Net cash flows — 15,908 (51,026) (1 58, 246) (25,626) - — (218,990) Hedging instrument (*) Cash inflows — 6,157 61,545 173,152 31,551 — — 272,405 Cash outflows — (22,065) (10,519) (14,906) (5,925) — — (53,415) Net cash flows — (1 5,9 08) 51,026 158,246 25,626 — — 218,990 (*) Includes only that portion of the projected cash flows of the hedging instrument (derivative) that is used to hedge the risk defined in the hedging relationship.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 107 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued As of March 31 As of December 31 As of January 1 2022 2021 2021 Portion Portion Portion Portion Portion Portion Effective Ineffective Effective Ineffec tiv e Effective Ineffective MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged ite ms Loans and receivables to customers Inflation - indexed loans (C40 UF) (45,463) - (19,337) - (527) (37) Co mme rcial loans (interest rate) (118) 1 (67) 119 1,654 140 Time deposits and other deposits Time deposits 12,811 - 2,953 7 (1,090) (1) Debt instruments issued Current bonds 640 - (197) - (34) - Bonds with banks Interbank loans 8,454 — 19,636 (111) 2,320 (7) Highly probable transaction Disbursement USD 65,705 — 89,644 — 882 — Total 42 ,029 1 92,632 15 3,205 95 The effective portion generated by those cash flow derivatives was recorded in the Interim Consolidated Statement of Changes in Equity as of March 31, 2022, December 31, 2021 and January 1, 2021. The ineffective portion generated by cash flow derivatives is due to the fact that both the hedged item and the hedged object are not a mirror image of each other, which implies that the variations in value attributable to rate and readjustment components are not completely offset, but are maintained within the range of effectiveness defined by the standard. Below is the result generated by those cash flow hedging derivatives whose effect was transferred from other comprehensive income to income for the period: As of March 31 As of December 31 As of January 1 Hedged item 2022 2021 2021 MCh$ MCh$ MCh$ Hedged items Loans and receivables to customers Inflation - indexed loans (C40 UF) 26,127 18,809 1,617 Commercial loans (interest rate) 51 1,721 505 Time deposits and other deposits Time deposits (11,128) (1,683) (4,324) Debt instruments issued Current bonds 698 - - Bonds with banks Interbank loans (18,793) - - Highly probable transaction Disbursement USD 23,939 ( 88, 763) - Total 20,893 (69,916) (2,202)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 108 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued c.3) Hedge of net investments in foreign operations Itaú Corpbanca, parent company with Chilean peso functional currency, has investments in foreign businesses corresponding to a branch in New York and businesses in Colombia. As a result of the accounting treatment that these investments must receive, fluctuations in the value of the investments caused by the variability of the exchange rate between the Chilean peso in relation to the U.S. dollar and the Colombian peso generate changes in the value of the parent company's equity. The objective of the hedges is to safeguard the value of the equity by managing the exchange rate risk of the investments. Hedges of a net investment in a foreign business, including the hedging of a monetary item that is accounted for as part of a net investment, will be recorded in a manner similar to cash flow hedges, where:  The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge will be recognized in equity, this amount being a credit to the period ended March 31, 2022 for MCh$21,577 net of tax (charge of MCh$4,908 net of deferred taxes at December 31, 2021).  The ineffective portion will be recognized in income. As of March 31 2022 As of December 31 2021 As of January 01 2021 MCh$ MCh$ MCh$ Beginning balances 17,661 48,171 (10,756) Losses on hedges of net inves tme nt in foreign operations, before taxes (15,750) (40,506) 80,722 Income tax related to net investment hedges abroad (5,897) 9,996 (21,795) Final balances (3,986) 17,661 48,171

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 109 Note 12 - Derivative Financial Instruments Held For Hedge Accounting, continued The detail of the accounting hedges is explained below: c.3.1) Accounting hedges of the net investment in the New York and Itaú Corpbanca Colombia branches. As of March 31, 202 2 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Effective portion of the year Ineffective portion Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Net investment abroad in Panama - - - - - - 61,365 61,365 960 - - - Net investment abroad in NY — 38,494 106,007 38,109 — — — — (24,500) — 10,001 822.00 Total — 38,494 106,007 38,109 — — 61,365 61,365 (23,540) — 10,001 Hedging instru men ts Currency forwards — 3,919 57,339 — — — — 61,258 24,500 — 10,001 822.00 As of December 31, 2021 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Effective portion of the year Ineffective portion Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Net investment abroad in NY — 59,541 95,463 46,146 - - - 201,150 (38,014) - (7,717) 810.65 Total — 59,541 95,463 46,146 — — — 201,150 (38,014) — Hedging instruments Currency forwards — 59,541 95,463 46,146 — — — 201,150 (38,014) — (7,717) 810.65 As of January 1, 2021 Notional amount On demand Up to 1 month More than 1 month and less than 3 months More than 3 months and up to 1 year Between 1 and 3 years More than 3 and up to 5 years More than 5 years Total Effective portion of the year Ineffective portion Changes in fair value used to measure effectiveness Average Price MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Net investment abroad in Colombia - 593,129 1,289,003 14,893 - - - 1,897,025 51,803 - (1,238) 764.27 Net investment abroad in NY — 73,504 81,425 9,061 — - - 163,990 (8,231) — 14,309 779.85 Total — 666,633 1,370,428 23,954 — — — 2,061,015 43,572 - 13,071 Hedging instruments Currency forwards — 666,633 1,370,428 23,954 - - - 2,061,015 (43,572) - 13,071 765.00

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 110 Note 13 - Financial Assets at Amortized Cost The composition of the balances of financial assets at amortized cost as of March 31, 2022, December 31, 2021 and January 1, 2021 is as follows As of March 31 As of December 31 As of January 01 2022 2 021 2021 MCh$ MCh$ MCh$ Financial assets at amortized cost Investment under resale agreement Transactions with domestic banks - - - Transactions with foreign banks 217,652 434,369 21,407 Transactions with other entities in the country 177,703 171,809 84,173 Transactions with other entities abroad - - - Accumulated impairment of financial assets at amortized cost - - - Subtotal 395,355 606,178 105,580 Debt financial instruments Of State and Banco Central de Chile 876,721 875,205 - Other financial debt instruments issued in the country - - - Foreign debt financial instruments issued abroad 178,997 187,582 111,643 Accumulated impairment of financial assets at amo rti zed cost - - - Subtotal 1,055,718 1,062,787 111,643 Interbank loans Country bank - - - Provisions for accounts receivable from domestic banks - - - Foreign banks 34,874 80,907 7,131 Provisions for loans with for eig n banks (45) (353) (16) Central Bank of Chile - - - Foreign Central Banks - - - Subtotal 34,829 80,554 7,115 Loans and accounts receivable from customers Commercial loans Commercial loans 12,431,799 12,662,045 12,174,981 Foreign trade loans 1,165,085 1,170,086 849,499 Accounts receivable 75,224 70,430 70,126 Credit card receivables 23,095 22,620 28,048 Factoring transactions 239,530 243,665 155,540 Lea sing transactions 942,045 948,854 941,297 Student loans 558,457 563,236 608,288 Other receivables and accounts receivable 130 112 115 Mortgage loans Loans with mortgage finance bonds 15,810 18,548 23,345 Endorsable mutual mortgage loans 77,317 79,158 90,456 Loans financed with mortgage bonds - - - Other mutual mortgage loans 5,990,364 5,770,881 4,772,034 Mortgage leasing transactions 311,938 313,094 307,574 Other mortgage loans and receivables 54,566 57,462 74,515 Consumer loans Installment consumer loans 2,141,529 2,069,835 1,866,839 Checking account debtors 117,065 109,086 124,009 Credit card balances 656,012 608,975 467,624 Consumer leasing transactions 751 783 1,467 Other consumer loans and receivables 38,430 37,159 33,314 Provisions for credit risk Provisions for commercial loans (535,736) (578,429) (693,909) Provisions for mortgage loans (46,546) (45,665) (42,087) Provisions for consumer loans (179,884) (169,601) (167,806) Subtotal 24,076,981 23,952,334 21,685,269 Total Financial Assets at amortized cost 25,562,883 25,701,85 3 21,909,607

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 111 Note 13 - Financial Assets at Amortized Cost, continued As of March 31, 2022, December 31, 2021 and January 1, 2021, the composition of financial instruments acquired under resale agreements is as follows: As of March 31, 2022 As of December 31, 2022 As of January 1, 2022 2022 2021 2021 MCh$ MCh$ MCh$ Transactions with domestic banks Investment under resale agreement with other banks - 88,206 - Investment under resale agreement with Chilean Central Ban k - 12,361 - Other securities - - - Subtotal - 100,567 - Transactions with foreign banks Investment under resale agreement with other banks 6,196 6,804 15,549 Investment under resale agreement with foreign Central Banks 211,455 427,565 5,858 Other securities - - - Subtotal 217,651 434,369 21,407 Transactions with other domestic entities Investment under resale agreement 177,704 71,242 84,173 Other securities - - - Subtotal 177,7 04 71,242 84,173 Transactions with other foreign entities Investment under resale agreement - - - Other securities - - - Subtotal - - - Accumulated impairment of financial assets at amortized cost - Investment under resale agr eement Financial assets without a significant increase in credit risk since initial recognition (step 1) - - - Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (stage 2) - - - Financial assets with credit deterioration (stage 3) - - - Subtotal - - - Totals 395,355 606,178 105,580

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 112 Note 13 - Financial Assets at Amortized Cost, continued a) Debt financial instruments As of March 31, 2022, December 31, 2021 and January 1, 2021, the composition of debt financial instruments classified at amortized cost is as follows: As of March 31, 2022 As of December 31, 2021 As of January 01 2021 MCh$ MCh$ MCh$ Chilean Central Bank and Govern men t securities Chilean Central Bank instruments - - - Chilean Treasury bonds 876,721 875,205 - Other goverment securities - - - Subtotal 876,721 875,205 - Other local institutions financial instruments Debt financial instrument s i ssued by other banks in the country - - - Bonds and bills of exchange of domestic companies - - - Other financial debt instruments issued in the country - - - Subtotal - - - Foreign debt financial instruments issued abroad Foreign Ce ntr al Banks financial instruments - - - Foreign Governments financial instruments - - - Financial debt instruments of other banks - - 7,297 Corporate bonds - - - Other financial instruments 178,997 187,582 104,346 Subtotal 178,997 1 87, 582 111,643 Accumulated impairment of financial assets at amortized cost - Debt instruments - - - Subtotal - — - Total 1,055,718 1,062,787 111,643

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 113 Note 13 - Financial Assets at Amortized Cost, continued The changes in the expected loss from credit risk of financial instruments at amortized cost for the period ended March 31, 2022 and the year ended December 31, 2021, of financial assets at amortized cost are as follows: Financial instruments at amortized cost Expected credit risk loss (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total Balances as of January 01, 2022 - - - - Changes or transfers assigned - - - - Transfers to stage 1 - - - - Transfers to stage 2 - - - - Transfers to stage 3 - - - - Increases due to credit risk ratios - - - - Decrease due to changes in credit risk - - - - Changes derecognized - - - - Changes due to modifications no t derecognized - - - - New financial assets originated or purchased - - - - Financial assets that have been derecognized in accounts - - - - Changes in risk models/parameters - - - - Adjustment for foreign exchange an d o ther movements - - - - As of March 31, 2022 - - - - Financial instruments at amortized cost Expected credit risk loss (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total Balances as of January 1, 2021 - - - - Changes or transfers assigned - - - - Transfers to stage 1 - - - - Transfers to stage 2 - - - - Transfers to stage 3 - - - - Increases due to credit risk ratios - - - - Dec rea se due to changes in credit risk - - - - Changes derecognized - - - - Changes due to modifications not derecognized - - - - New financial assets originated or purchased - - - - Financial assets that have been derecogn ize d in accounts - - - - Changes in risk models/parameters - - - - Adjustment for foreign exchange and other movements - - - - As of December 31, 2021 - - - -

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 114 Note 13 - Financial Assets at Amortized Cost, continued b) Interbank loans As of March 31, 2022, December 31, 2021 and January 1, 2021, the composition of the loan portfolio due from banks is as follows: Interbank loans Financial assets before provisions Provisions recorded As of March 31, 2022 Normal portfolio Substandard Portfolio Portfolio in default Total Normal portfolio Substandard Portfolio Portfolio in default Total Net financial assets Banks in the country - - - - - - - - - Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Overdrafts on current accounts - - - - - - - - - Foreign trade credits Chilean exports - - - - - - - - - Foreign trade credits Chilean imports - - - - - - - - - Foreign trade credits between third countries - - - - - - - - - Non-transferable deposits in local banks - - - - - - - - - Other accounts payable to domestic banks - - - - - - - - - Foreign banks 34,874 - - 34,874 (45) - - (45) 34,829 Interbank liquidity loans 34,874 - - 34,874 (45) — — (45) 34,829 Commercial interbank loans — — — — - - — - - Overdrafts on current accounts — - - - - — — — — Foreign trade credits Chilean exports — - — — — — — — — Foreign trade credits Chilean imports — - - - - - — - - Foreign trade credits between third countries — - - — — — — - — Deposits in current accounts with banks abroad for derivative transactions - - - - - - - - - Other non-transferable deposits in foreign banks — — — — — — — — — Other accounts payable to foreign banks — — — — — — — — — Subtotal domestic and foreign banks 34,874 — — 34,874 (45) — - (45) 34,829 Central Bank of Chile — — - — - - - - - Deposits in current account with BCCH for derivative transactions with COMDER — - - - — — — — — Other deposits in the Central Bank of Chile not available — - - - - - - - - Other receivables from foreign banks — — — — — — — — - Foreign cent ral banks — — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — - - - Other deposits in the Central Bank of Chile not available — - - — - - - - - Other receivables from foreign banks — - — - — — — — — Subtotal Central Bank of Chile and Foreign Central Banks — — — — — — — — — Total 34,874 - - 34,874 (45) — - (45) 34,829

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 115 Note 13 - Financial Assets at Amortized Cost, continued Interbank loans Financial assets before provisions Provisions recorded As of March 31, 2022 Normal portfolio Substandard Portfolio Portfolio in default Total Normal portfolio Substand ard Portfolio Portfolio in default Total Net financial assets Banks in the country — — — — — — — — — Interbank liquidity loans — — — — — — — — — Commercial interbank loans — — — — — — — — — Overd raf ts on current accounts — — — - - - — — — Foreign trade credits Chilean exports — — — — — — — — - Foreign trade credits Chilean imports — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — Non-transferable deposits in local banks — - — — - - - - - Other accounts payable to domestic banks — — — — — — — — — Foreign banks 80,907 — — 80,907 (353) — — (353) 8 0,5 54 Interbank liquidity loans 80,907 — — 80,907 (353) — — (353) 80,554 Commercial interbank loans — - - - - - — - - Overdrafts on current accounts — - - - - - - — — Foreign trade credits Chilean exports — — - — — — — - — Foreign trade credits Chilean imports — - — — — — — — — Foreign trade credits between third countries — — — — — — — — — Deposits in current accounts with banks abroad for derivativ e t ransactions - - — - — - — — — Other non-transferable deposits in foreign banks — - — — — — - - - Other accounts payable to foreign banks — — - — — — — — — Subtotal domestic and foreign banks 80,907 - — 80,907 (353) — — (353) 80,554 Central Bank of Chile — - — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — - — — — - — — - Other deposits in the Central Bank of Chile not available — - — — — — — — — Other receivables from foreign banks — - — — — — — — — Foreign central banks — - — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — - — — — — — — — Other deposits in the Central Bank of Chile not available — - - — — — — — — Other receivables from foreign banks — — — — - — — — - Subtotal Central Bank of Chile and Foreig n C entral Banks — - — — — — — — — Total 80,907 — - 80,907 (353) — - (353) 80,554

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 116 Note 13 - Financial Assets at Amortized Cost, continued Interbank loans as of December 31, 2020 Interbank loans Finan cia l assets before provisions Provisions recorded As of March 31, 2022 Normal portfolio Substandard Portfolio Portfolio in default Total Normal portfolio Substandard Portfolio Portfolio in default Total Net financial assets Banks in the countr y — — — — — — - - - Interbank liquidity loans — - - - - - - — - Commercial interbank loans — - - - - - — — — Overdrafts on current accounts — - — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — Foreign trade credits Chilean imports — - — — — — — — — Foreign trade credits between third countries — — — — — — — — — Non - transferable deposits in local banks — — — — — — — — — Other accounts payable to domestic banks — - — — — — - — - Foreign banks 7,131 — — 7,131 (16) — — (16) 7,115 Interbank liquidity loans — — — — — — — — — Commercial interbank loans — — — — — — — — — Overdrafts on current accounts — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — Foreign trade credits between third countries — - - — - — — — — Deposits in current accounts with banks abroad for derivative transactions - - - - - - - - - Other non-transferable deposits in foreign banks 7,131 — - 7,131 (16) - - (16) 7,115 Other accounts payable to foreign banks — - — — — - - - — Subtotal domestic and foreign banks 7,131 — - 7,131 (16) — — (16) 7,115 Central Bank of Chile — - — — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — — — — Other deposits in the Central Bank of Chile not available — — — — — — — — — Other receivables from foreign banks — — — — — — — — — Foreign central banks — - — — — — — — Deposits in current account with BCCH for derivative transactions with COMDER — — — — — — — — — Other deposits in the Central Bank of Chile not available — - — — — — — — — Other receivables from foreign banks — - — — — — - - — Subtotal Central Bank of Chile and Foreign Central Banks — — — — — — — — - Total 7,131 - — 7,131 (16) — — (16) 7 ,115

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 117 Note 13 - Financial Assets at Amortized Cost, continued c) Loans and receivables to customers as of March 31, 2022 As of March 31, 2022, December 31, 2021 and January 1, 2021, the composition of the loan portfolio is as follows: Financial assets before provisions Provisions recorded As of March 31, 2022 Normal portfolio Evaluation Substandard Portfolio Evaluation Portfolio in default Evaluation Total Normal portfolio Evaluation Substandard Portfolio Evaluation Portfolio in default Evaluation Subtotal Deductible FOGAPE guarantees Covid-19 (i) Total Net financial assets Individual Group Individual Individual Group Individual Group Individual Individua l Group Commercial loans Commercial loans 9,137,828 1,692,055 656,280 780,234 165,402 12,431,799 (75,106) (19,513) (34,726) (274,849) (47,470) (451,664) — (451,664) 11,980,135 For eign trade credits Chilean exports 558,536 13,955 4,831 — 358 577,680 (9,921) (332) (245) — (154) (10,652) — (10,652) 567,028 For eign trade credits Chilean imports 469,547 53,727 4,361 117 228 527,980 (9,541) (1,443) (312) (76) (121) (11,493) — (11,493) 516,487 Foreign trade credits between third countries 59,425 — — — — 59,425 (991) — — - — (991) — (991) 58,434 Receivables in current accounts 27,049 41,398 4,444 377 1,956 75,224 (810) (1,043) (382) (216) (998) (3,449) — (3,449) 71,775 Credit card receivables 4,742 17,684 252 58 359 23,095 (152) (618) (33) (48) (264) (1,115) — (1,115) 21,980 Factoring transactions 209,431 29,098 159 686 156 239,530 (3,931) (617) — (209) (52) (4,809) - (4,809) 234,721 Leasing transactions 733,265 101,108 81,023 21,642 5,007 942,045 (2,359) (2,068) (2,666) (8,855) (2,219) (18,167) - (18,167) 923,878 Student loans — 506,831 - — 51,626 558,457 — (13,167) - - (5,079) (18,246) - (18,246) 540,211 Other receivables and accounts receivable 117 7 6 — — 130 (1) (2) (1) — — (4) — (4) 126 Subtotal 11,199,940 2,455,863 751,356 803,114 225,092 15,435,365 (102,812) (38,803) (38,365) (284,253) (56,357) (520,590) (15,146) (535,736) 14,899,629 Mortgage loans Loans with mortgage finance bonds — 14,506 - — 1,737 16,243 - (16) — - (159) (175) — (175) 16,068 End orsable mutual mortgage loans — 70,563 - - 6,754 77,317 - (164) - - (522) (686) - (686) 76,631 Loans financed with mortgage bonds — - — - - - - - - — - — - — - Other mutual mortgage loans — 5,796,181 - — 194,213 5,990,394 - (15,027) — — (19,424) (34,451) — (34,451) 5,955,943 Mortgage leasing transactions — 303,701 - - 8,237 311,938 - (7,585) - - (3,234) (10,819) - (10,819) 301,119 Other mortgage loans and receivables — 51,670 - - 2,433 54,103 — (162) — - (253) (415) — (415) 53,688 Subtotal — 6,236,621 — - 213,374 6,449,995 - (22,954) - — (23,592) (46,546) - (46,546) 6,403,449 Consumer loans Installment consumer loans — 2,041,693 - - 99,834 2,141,527 - (76,322) - - (67,827) (144,149) - (144,149) 1,997,378 Checking account debtors — 109,804 - - 7,260 117,064 - (3,188) - - (4,490) (7,678) - (7,678) 109,386 Credit card balances — 640,900 - - 15,113 656,013 - (14,045) - - (11,415) (25,460) - (25,460) 630,553 Consumer leasing transactions — 743 - - 8 751 - (28) - - (8) (36) — (36) 715 Other consumer loans and receivables — 37,312 - — 1,120 38,432 — (1,531) — — (1,030) (2,561) — (2,561) 35,871 Subtotal — 2,830,452 — — 123,335 2,953,787 — (95,114) — — (84,770) (179,884) — (179,884) 2,773,903 Total 11,199,940 11,522,936 751,356 803,114 561,801 24,839,147 (102,812) (156,871) (38,365) (284,253) (164,719) (747,020) (15,146) (762,166) 24,076,981

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 118 Note 13 - Financial Assets at Amortized Cost, continued Financial assets before provisions Provisions recorded As of December 31, 2021 Normal portfolio Evaluation Substandard Portfolio Evaluation Portfolio in default Evaluation Total Normal portfolio Evaluation Substandard Portfolio Evaluation Portfolio in default Evaluation Subtotal Deductible FOGAPE guarantees Covid-19 (i) Total Net financial assets Individual Group Individual Individual Group Individual Group Individual Individual Group Commercial loans Commercial loans 9,663,273 1,303,020 711,722 862,432 121,598 12,662,045 (87,648) (13,831) (39,908) (310,065) (35,692) (487,144) - (487,144) 12,174,901 For eign trade credits Chilean exports 579,503 1,443 5,260 172 - 586,378 (10,387) (29) (141) (111) - (10,668) — (10,668) 575,710 For eign trade credits Chilean imports 521,474 16,922 2,184 396 585 541,561 (12,603) (448) (188) (269) (289) (13,797) — (13,797) 527,764 Foreign trade credits between third countries 42,147 — — - — 42,147 (779) — — — — (779) - (779) 41,368 Receivables in current accounts 37,832 24,202 6,581 824 991 70,430 (1,106) (613) (641) (420) (516) (3,296) - (3,296) 67,134 Credit card receivables 7,155 14,653 389 105 318 22,620 (224) (513) (55) (75) (245) (1,112) — (1,112) 21,508 Factoring transactions 227,987 14,858 401 419 - 243,665 (4,462) (275) (44) (332) — (5,113) — (5,113) 238,552 Leasing transactions 769,304 57,745 90,439 27,920 3,446 948,854 (2,706) (1,268) (2,711) (9,978) (2,076) (18,739) — (18,739) 930,115 Student loans — 509,564 — — 53,672 563,236 — (12,852) — — (5,275) (18,127) — (18,127) 545,109 Other receivables and accounts receivable 100 - 12 - — 112 (2) — (2) - — (4) — (4) 108 Subtotal 11,848,775 1,942,407 816,988 892,268 180,610 15,681,048 (119,917) (29,829) (43,690) (321,250) (44,093) (558,779) (19,650) (578,429) 15,102,619 Mortgage loans Loans with mortgage finan ce bonds — 16,778 — - 1,770 18,548 - (21) - — (121) (142) — (142) 18,406 End orsable mutual mortgage loans — 72,982 — — 6,176 79,158 — (156) — — (257) (413) — (413) 78,745 Loans financed with mortgage bonds — — — — — — — — — — — — — — — Other mutual mortgage loans — 5,584,236 — - 186,645 5,770,881 — (13,833) — — (19,327) (33,160) — (33,160) 5,737,721 Mortgage leasing transactions — 304,626 - - 8,468 313,094 — (7,539) — — (3,781) (11,320) — (11,320) 301,774 Other mortgage loans and receivables — 55,090 - - 2,372 57,462 — (156) — — (474) (630) — (630) 56,832 Subtotal — 6,033,712 — — 205,431 6,239,143 — (21,705) — — (23,960) (45,665) — (45,665) 6,193,478 Consumer loans Installment consumer loans — 1,970,015 - - 99,820 2,069,835 - (70,485) — - (67,931) (138,416) — (138,416) 1,931,419 Checking account debtors — 102,428 — - 6,658 109,086 — (2,804) — — (4,158) (6,962) — (6,962) 102,124 Credit card balances — 596,986 — — 11,989 608,975 — (12,794) — — (9,013) (21,807) — (21,807) 587,168 Consumer leasing transactions — 768 — — 15 783 — (32) — — (13) (45) — (45) 738 Other consumer loans and receivables — 36,229 - - 930 37,159 - (1,530) - - (841) (2,371) - (2,371) 34,788 Subtotal — 2,706,426 - - 119,412 2,825,838 - (87,645) - - (81,956) (169,601) - (169,601) 2,656,237 Total 11,848,775 10,682,545 81 6,9 88 892,268 505,453 24,746,029 (119,917) (139,179) (43,690) (321,250) (150,009) (774,045) (19,650) (793,695) 23,952,334

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 119 Note 13 - Financial Assets at Amortized Cost, continued Financial assets before provisions Provisions recorded As of January 01, 2021 Normal portfolio Evaluation Substandard Portfolio Evaluation Portfolio in default Evaluation Total Normal portfolio Evaluation Substandard Portfolio Evaluation Portfolio in default Evaluation Subtotal Deductible FOGAPE guarantees Covid-19 (i) Total Net financial assets Individual Group Individual Individual Group Individual Group Individual Individual Group Commercial loans Commercial loans 9,200,174 1,200,147 841,925 789,342 143,393 12,174,981 (99,450) (15,765) (81,626) (365,620) (46,530) (608,991) — (608,991) 11,565,990 For eign trade credits Chilean exports 413,203 2,256 5,740 2,578 - 423,777 (7,457) (25) (175) (286) — (7,943) - (7,943) 415,834 For eign trade credits Chilean imports 371,015 9,344 9,192 256 95 389,902 (9,248) (249) (1,062) (25) (22) (10,606) — (10,606) 379,296 Foreign trade credits between third countries 35,820 - - — - 35,820 (823) - - - - (823) - (823) 34,997 Receivables in current accounts 40,307 22,486 4,806 1,013 1,514 70,126 (1,038) (568) (878) (653) (886) (4,023) - (4,023) 66,103 Credit card receivables 14,961 12,039 320 186 542 28,048 (567) (458) (58) (137) (434) (1,654) - (1,654) 26,394 Factoring transactions 142,484 10,561 2,111 384 - 155,540 (3,341) (175) (293) (307) — (4,116) — (4,116) 151,424 Leasing transactions 736,203 56,112 101,483 42,849 4,650 941,297 (3,411) (1,626) (2,585) (14,072) (2,709) (24,403) — (24,403) 916,894 Student loans — 533,813 — - 74,475 608,288 - (10,723) — - (7,287) (18,010) — (18,010) 590,278 Other receivables and accounts receivable 107 4 3 - 1 115 (2) — — — — (2) — (2) 113 Subtotal 10,954,274 1,846,762 965,580 836,608 224,670 14,827,894 (125,337) (29,589) (86,677) (381,100) (57,868) (680,571) (13,338) (693,909) 14,133,985 Mortgage loans Loans with mortgage finance bonds — 21,550 - — 1,795 23,345 — (16) — — (98) (114) — (114) 23,231 End orsable mutual mortgage loans — 83,039 — — 7,417 90,456 — (86) — — (429) (515) — (515) 89,941 Loans financed with mortgage bonds - - - - - - - - - - - - - - - Other mutual mortgage loans — 4,563,173 — - 208,861 4,772,034 - (9,846) — — (19,565) (29,411) — (29,411) 4,742,623 Mortgage leasing transactions — 295,271 — - 12,303 307,574 — (7,033) — — (4,685) (11,718) — (11,718) 295,856 Other mortgage loans and receivables — 72,881 — — 1,634 74,515 — (115) — — (214) (329) — (329) 74,186 Subtotal — 5,035,914 — — 232,010 5,267,924 — (17,096) — — (24,991) (42,087) — (42,087) 5,225,837 Consumer loans Installment consumer loans — 1,724,931 — — 141,908 1,866,839 — (62,448) — — (75,322) (137,770) — (137,770) 1,729,069 Checking account debtors — 113,626 — — 10,383 124,009 — (2,849) - — (5,558) (8,407) — (8,407) 115,602 Credit card balances — 456,053 — — 11,571 467,624 — (10,623) — — (8,198) (18,821) — (18,821) 448,803 Consumer leasing transactions — 1,279 — — 188 1,467 — (50) - - (132) (182) - (182) 1,285 Other consumer loans and receivables — 32,033 — — 1,281 33,314 — (1,454) — — (1,172) (2,626) — (2,626) 30,688 Subtotal — 2,327,922 — — 165,331 2,493,253 — (77,424) — — (90,382) (167,806) — (167,806) 2,325,447 Total 10,954,274 9,210,598 965,580 836,608 622 ,01 1 22,589,071 (125,337) (124,109) (86,677) (381,100) (173,241) (890,464) (13,338) (903,802) 21,685,269

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 120 Note 13 - Financial Assets at Amortized Cost, continued d) Summary of movement in provisions recorded - Interbank loans Changes in allowances for loan losses for the period Individual assessment Total Portfolio Portfolio In default normal substandard Default Balance at January 1, 2022 (353) — — (353) Creation/ (re lease) of provisions for: Change in measurement without portfolio reclassification during the period: — — — — Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from ( - ) to (+ )): — — — — Normal individual to Substandard — - - — Normal individual to In Default individual — - — - Substandard up to individual default — - — — Substandard to Normal individual — - - - Individual default up to substandard — - - - Individual default up to Individual normal — - - - New loans originated (45) - - (45) New credits purchased — - — — Sale or assignment of receivables — - — - Payment of credits 352 - - 352 Application of provisions for write - offs — - - - Recovery of written off loans — - - - Exchange differences 1 - - 1 Other changes in provisions — - - - Balances as of March 31, 2022 (45) - - (45) Changes in allowances for loan losses for the period Individual assessment Total Portfolio Portfolio Portfolio in normal substandard Default Balance as of January 1, 2021 (16) — — (16) Cre ati on/(release) of provisions for: Change in measurement without portfolio reclassification during the period: — — — — Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from ( - ) to (+)): — — — — Normal individual to Substandard — - - - Normal individual to individual default — — — — Substandard up to individual default — — — — Substandard to Normal individual — - — - Individual defa ult up to substandard — - - - Individual default up to Individual normal — - - - New loans originated (353) — — (353) New credits purchased — — — — Sale or assignment of receivables — - - — Payment of credits 16 - - 16 Application of provisions for write - offs — - - - Recovery of written off loans — - - - Exchange differences — - — — Other changes in provisions — - - - Balances as of December 31, 2021 (353) - - (3 53)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 121 Note 13 - Financial Assets at Amortized Cost, continued e) Summary of changes in allowances for loan losses - Commercial Placements Changes in allowances for loan losses for the period Normal portfolio Portfolio Portfolio in default Deductible garantees Evaluation Substandard Evaluation Subtotal FOGAPE Total Indivi dual Group Individual Group Covid - 19 (i) Balance at January 1, 2022 (119,917) (29,829) (43,690) (321,250) (44,093) (558,779) (19,650) (57 8,429) Creation/(release) of provisions for: Change in measurement without portfolio reclassification during the period: 3,087 (5,383) 156 (671) (654) (3,465) - (3,465) Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)): 7,616 (4,802) 3,216 10,509 (16,997) (458) — (458) Normal individual to Substandard 157 - (327) - - (170) - (170) Normal individual to individual default 17 - - (190) - (173) - (173) Substandard up to individual default — - 660 (3,489) - (2,829) - (2,829) Substandard to Normal individual (90) - 251 - - 161 - 161 Individual default up to substandard — - (14) 32 — 18 — 18 Individual default up to Individual normal — - - - - - - - Group Normal to Group default — 1,919 - - (4,102) (2,183) - (2,183) Group default to Group normal — (153) — - 978 825 - 825 Individual (normal, substandard, default) to Group (normal, default) 7,978 (6,859) 2,646 14,168 (13,964) 3,969 - 3,969 Group (normal, default) to Individual (normal, substandard, default) (446) 291 - (12) 91 (76) — (76) New loans originated (26,081) (2,772) (1,126) (10,731) (1,090) (41,800) - (41, 800 ) New credits due to conversion from contingent to loan (1,389) (627) (218) - (74) (2,308) - (2,308) New credits purchased — — — - - — - — Sale or assignment of receivables — - - — - - - - Payment of credits 29,622 4,013 2 ,15 2 11,896 2,825 50,508 - 50,508 Application of provisions for write-offs — - - 16,281 3,075 19,356 - 19,356 Recovery of written off loans — - - - - - - - Changes in models and methodologies — — — — — — — — Exchange differ enc es 2,416 154 531 10,995 95 14,191 — 14,191 Other changes in provisions 1,833 443 614 842 848 2,165 4,504 6,669 Balances as of March 31, 2022 (102,813) (38,803) (38,365) (282,129) (56,065) (520,590) (15,146) (535,736)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 122 Note 13 - Financial Assets at Amortized Cost, continued Changes in allowances for loan losses for the period Normal portfolio Portfolio Portfolio in default Deductible garantees Evaluation Substandard Evaluation Subtotal FOGAPE Tot al Indivi dual Group Individual Group Covid - 19 (i) Balance as of January 1, 2021 (125,337) (29,589) (86,677) (381,100) (57,868) (680,571) (13,338) (693,909) Creation/(release) of provisions for: Change in measurement without portfolio reclassification during the period: 2,640 (21,244) (5,036) (8,214) (5,491) (37,345) - (37,345) Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)): 1,976 9,566 43,507 (65,859) (9,966) (20,776) — (20,776) Normal individual to Substandard 3,709 — (7,527) - - (3,818) - (3,818) Normal individual to individual default 203 - — (2,174) — (1,971) — (1,971) Substandard up to individual default — - 50, 856 (64,220) - (13,364) - (13,364) Substandard to Normal individual (430) - 1,417 - - 987 — 987 Individual default up to substandard — — (991) 1,875 — 884 — 884 Individual default up to Individual normal — - - - - - - - Gro up Normal to Group default — 9,555 - - (20,676) (11,121) - (11,121) Group default to Group normal — (1,434) - - 9,483 8,049 - 8,049 Individual (normal, substandard, default) to Group (normal, default) 10 — 134 — (266) (122) — (122) Group (normal, default) to Individual (normal, substandard, default) (1,516) 1,445 (382) (1,340) 1,493 (300) - (300) New loans originated (107,604) (11,092) (15,093) (95,532) (6,173) (235,494) - (235,494) New credits due to conversion from contingent to loan (12,116) (2,552) (2,600) (154) (230) (17,652) - (17,652) New credits purchased — - — — — — — - Sale or assignment of receivables — 925 - 121,825 2 122,752 - 122,752 Payment of credits 127,608 24,490 27,736 68,665 16,736 265,235 — 265,235 Application of provisions for write - offs — 2 3 53,109 17,995 71,109 — 71,109 Recovery of written off loans — - - — - - - — Changes in models and methodologies — 271 - - 33 304 — 304 Exchange differences (4,746) (49) (5,455) (18,686) (67) (29,003) — (29,003) Other changes in provisions (2,338) (557) (75) 4,696 936 2,662 (6,312) (3,650) Balances as of December 31, 2021 (119,917) (29,829) (43,690) (321,250) (44,093) ( 558 ,779) (19,650) (578,429)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 123 Note 13 - Financial Assets at Amortized Cost, continued f) Summary of the movement in provisions recorded - Housing Loans Movement in allowances for loan losses for the period Group Evaluation Normal Portfolio Portfolio in default Total Balance as of January 1, 2022 (21,705) (23,960) (45,665) Creation/(release) of provisions for: Change in measurement without portfolio reclassification during the period: (447) (74) (521) Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from ( - ) to (+)): 583 (604) (21) Normal group to group default 701 (1,509) (808) Group default to Group normal (118) 905 787 New loans originated (1,801) (458) (2,259) New credits purchased — — — Sale or assignment of receivables — — — Payment of credits 1,119 2,336 3,455 Application of provisions for write - offs — 799 799 Recovery of written off loans — - — Changes in models and methodologi es — - — Exchange difference (703) (1,631) (2,334) Other changes in provisions — - - Balances as of March 31, 2022 (22,954) (23,592) (46,546) Movement in allowances for loan losses for the period Group Evaluation Normal Po rtf olio Portfolio in default Total Balance as of January 1, 2021 (17,096) (24,991) (42,087) Creation/(release) of provisions for: Change in measurement without portfolio reclassification during the period: (1,750) (221) (1,971) Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from ( - ) to (+)): 651 (1,298) (647) Normal group to group default 1,069 (4,140) (3,071) Group default to Group normal (418) 2,842 2,424 New loans or igi nated (5,772) (4,045) (9,817) New credits purchased — — - Sale or assignment of receivables — - — Payment of credits 4,288 5,196 9,484 Application of provisions for write - offs — 4,093 4,093 Recovery of written off loans — - - Cha nge s in models and methodologies (1,165) (2,782) (3,947) Exchange difference (861) 88 (773) Other changes in provisions — - — Balances as of December 31, 2021 (21,705) (23,960) (45,665)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 124 Note 13 - Financial Assets at Amortized Cost, continued g) Summary of movement in provisions recorded - Consumer loans and receivables Movement in allowances for loan losses for the period Group Evaluation Portfolio Portfolio in default Total Balance as of January 1, 2022 (87,645) (81,956) (1 69,601) Creation/(release) of provisions for: Change in measurement without portfolio reclassification during the period: (3,738) (2,329) (6,067) Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)): 4,908 (18,913) (14,005) Normal group to group default 5,318 (21,325) (16,007) Group default to Group normal (410) 2,412 2,002 New loans originated (9,585) (13,774) (23,359) New credits due to conversion from contingent to loan (2,948) (391) (3,339) New credits purchased — - - Sale or assignment of receivables — - - Payment of credits 11,984 9,794 21,778 Application of provisions for write-offs — 24,275 24,275 Recovery of written off loans — - — Changes in models and methodologies — - — Exchange difference (8,090) (1,476) (9,566) Other changes in provisions — - - Balances as of March 31, 2022 (95,114) (84,770) (179,884) Movement in allowances for loan losses for th e period Group Evaluation Portfolio Portfolio in default Total Balance as of January 1, 2021 (77,424) (90,382) (167,806) Creation/(release) of provisions for: Change in measurement without portfolio reclassification during the period: (34, 684 ) (24,761) (59,445) Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)): 28,640 (59,443) (30,803) Normal group to group default 31,867 (75,721) (43,854) Group default to Group normal (3,227) 16,278 13,051 New loans originated (41,697) (25,012) (66,709) New credits due to conversion from contingent to loan (22,641) (5,924) (28,565) New credits purchased — — - Sale or assignment of receivables — - — P aym ent of credits 71,057 32,695 103,752 Application of provisions for write-offs 11 117,507 117,518 Recovery of written off loans — - - Changes in models and methodologies (9,380) (12,588) (21,968) Exchange difference (1,527) (14,048) (1 5,5 75) Other changes in provisions — — - Balances as of December 31, 2021 (87,645) (81,956) (169,601)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 125 Note 13 - Financial Assets at Amortized Cost, continued h) Concentration of loans by economic activity The following detail is presented as of March 31, 2022, December 31, 2021 and January 1, 2021. Placements and exposure to contingent credits Provisions recorded As of March 31, 2022 Loans in the Loans in the Country Abroad Total Country Abroad Total Interbank loa ns — 34,874 34,874 - (45) (45) Commercial Loans Agriculture and livestock 283,343 185,515 468,858 (4,124) (10,241) (14,365) Fruit growing 58,019 - 58,019 (938) — (938) Forestry 39,972 - 39,972 (780) - (780) Fishing 14,919 12,603 27,522 (875) (63) (938) Mining 189,554 16,703 206,257 (1,637) (2,298) (3,935) Oil and natural gas 644 36,653 37,297 (4) (2,181) (2,185) Product manufacturing industry: 1,136,998 551,655 1,688,653 (36,244) (18,17 7) (54,421) Food, beverages and tobacco 333,945 208,718 542,663 (11,820) (5,314) (17,134) Textile, leather and footwear 42,450 56,448 98,898 (1,634) (4,084) (5,718) Wood and furniture 23,798 18,316 42,114 (1,049) (998) (2,047) Pulp, paper and printing 58,541 41,432 99,973 (2,003) (1,161) (3,164) Chemicals and petroleum products 314,195 126,426 440,621 (7,056) (3,162) (10,218) Metals, non-metals, machinery, and other 364,069 100,315 464,384 (12,682) (3,458) (16,140) Electricity, gas and water 532,816 272,470 805,286 (53,485) (2,281) (55,766) Residential construction 643,319 466,134 1,109,453 (3,684) (15,705) (19,389) Non-housing construction (office, civil works) 942,576 174,302 1,116,878 (10,405) (7,103) (17,508) Wholesale trade 1,021,498 217,875 1,239,373 (30,955) (6,970) (37,925) Retail trade, restaurants and hotels 671,667 347,085 1,018,752 (70,826) (32,869) (103,695) Transportation and warehousing 918,538 319,178 1,237,716 (29,595) (25,137) (54,732) Telecommunications 87,106 40,236 127,342 (2,592) (1,304) (3,896) Financial services 1,343,423 130,657 1,474,080 (25,028) (3,013) (28,041) Business services — 75,645 75,645 - (1,509) (1,509) Real estate services 1,840,354 403,227 2,243,581 (52,348) (15,591) (67,939) Student loans 558,458 - 558,458 (18,246) - (18,246) Public administration, defense and police — 109,562 109,562 - (1,398) (1,398) Social and other community services 1,590,963 171,768 1,762,731 (41,670) (4,365) (46,035) Personal services — 29,930 29,930 - (2,095) (2,095) Subtotal 11,874,167 3,561,198 15,435,365 (383,436) (152,300) (535,736) Mortgage loans 5,713,222 736,773 6,449,995 (21,611) (24,935) (4 6,546) Consumer loans 1,993,346 960,441 2,953,787 (113,766) (66,118) (179,884) Contingent credit exposure 1,530,817 1,543,203 3,074,020 (31,738) (7,398) (39,136)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 126 Note 13 - Financial Assets at Amortized Cost, continued L oans and exposure to contingent credits Provisions recorded As of December 31, 2021 Loans in the Loans in the Country Abroad Total Country Abroad Total Interbank loans — 80,907 80,907 — (353) (353) Commercial Loans Agriculture and livestock 309,031 171,659 480,690 (3,757) (13,017) (16,774) Fruit growing 61,774 — 61,774 (1,358) - (1,358) Forestry 42,280 - 42,280 (1,172) - (1,172) Fishing 12,967 6,759 19,726 (781) (118) (899) Mining 287,438 74,929 362,367 (3,260) (3,034) (6,294) Oil and natural gas 621 29,755 30,376 (6) (1,952) (1,958) Product manufacturing industry: 1,257,959 625,522 1,883,481 (33,299) (20,256) (53,555) Food, beverages and tobacco 371,747 211,636 583,383 (11,978) (5,609) (17,587) Textile, leather and footwear 115,686 54,126 169,812 (1,772) (4,492) (6,264) Wood and furniture 52,057 92,670 144,727 (1,065) (1,147) (2,212) Pulp, paper and printing 114,588 44,707 159,295 (1,994) (1,265) (3,259) Chemicals and petroleum products 323,034 117,054 440,088 (7,873) (3,094) (10,967) Metals, non-metals, machinery, and other 280,847 105,329 386,176 (8,617) (4,649) (13,266) Electricity, gas and water 648,131 252,385 900,516 (66,233) (2,400) (68,633) Residential construction 695,738 438,488 1,134,226 (4,044) (16,646) (20,690) Non-housing construction (office, civil works) 953,616 259,307 1,212,923 (11,422) (9,075) (20,497) Wholesale trade 1,057,654 445,284 1,502,938 (31,598) (7,762) (39,360) Retail trade, restaurants and hotels 669,442 353,557 1,022,999 (73,440) (41,589) (115,029) Transportation and warehousing 936,011 192,686 1,128,697 (30,788) (24,544) (55,332) Telecommunications 47,459 2,199 49,658 (2,808) (1,433) (4,241) Financial services 1,401,126 128,189 1,529,315 (29,898) (2,977) (32,875) Business services — 112,127 112,127 - (1,566) (1,566) Real estate services 1,721,366 404,768 2,126,134 (53,786) (16,282) (70,068) Student loans 563,461 - 563,461 (18,162) - (18,162) Public administration, defense and police — 116,963 116,963 - (1,579) (1,579) Social and other community services 1,200,489 172,471 1,372,960 (43,687) (4,595) (48,282) Personal services — 27,437 27,437 - (2,520) (2,520) Subtotal 11,866,563 3,814,485 15,681,048 (409,499) (171,345) (580,844) Mortgage loans 5,510,682 728,461 6,239,143 (21,611) (24,935) (46,546) Consumer loans 1,857,417 968,421 2,825,838 (1 13, 766) (66,118) (179,884) Contingent credit exposure 1,530,817 1,543,203 3,074,020 (31,739) (7,398) (39,137)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 127 Note 13 - Financial Assets at Amortized Cost, continued Loans and exposure to contingent credits Provision s r ecorded As of January 01, 2021 Loans in the Loans in the Country Abroad Total Country Abroad Total Interbank loans — 7,131 7,131 — (16) (16) Commercial Loans Agriculture and livestock 257,446 166,191 423,637 (14, 459 ) (16,806) (31,265) Fruit growing 71,117 - 71,117 (1,247) - (1,247) Forestry 51,164 - 51,164 (1,355) - (1,355) Fishing 31,461 4,273 35,734 (397) (87) (484) Mining 294,799 42,247 337,046 (4,399) (2,233) (6,632) Oil and natural gas 394 45,286 45,680 (1) (10,181) (10,182) Product manufacturing industry: 974,109 798,543 1,772,652 (36,655) (23,637) (60,292) Food, beverages and tobacco 268,548 389,215 657,763 (12,242) (5,103) (17,345) Textile, leather and foo twe ar 34,991 53,518 88,509 (1,851) (4,496) (6,347) Wood and furniture 16,731 69,519 86,250 (2,595) (1,206) (3,801) Pulp, paper and printing 34,138 46,158 80,296 (1,082) (2,587) (3,669) Chemicals and petroleum products 439,744 112,204 551,948 (9,782) (4,749) (14,531) Metals, non - metals, machinery, and other 179,957 127,929 307,886 (9,103) (5,496) (14,599) Electricity, gas and water 648,752 359,075 1,007,827 (111,259) (6,208) (117,467) Residential construction 572,99 5 133,919 706,914 (3,619) (11,542) (15,161) Non-housing construction (office, civil works) 963,691 167,078 1,130,769 (12,093) (8,354) (20,447) Wholesale trade 969,556 207,582 1,177,138 (50,381) (9,928) (60,309) Retail trade, restaurants and hotels 649,104 384,910 1,034,014 (62,299) (31,961) (94,260) Transportation and warehousing 504,307 364,662 868,969 (24,935) (16,089) (41,024) Telecommunications 52,911 3,254 56,165 (2,426) (1,336) (3,762) Financial services 1,336,585 192,874 1,529,459 (65,414) (3,042) (68,456) Business services 2,922 73,179 76,101 (1,169) (2,294) (3,463) Real estate services 1,421,614 410,290 1,831,904 (47,273) (24,098) (71,371) Student loans 608,288 - 608,288 (18,010) - (18 ,010) Public administration, defense and police — 79,175 79,175 - (1,734) (1,734) Social and other community services 1,700,253 175,018 1,875,271 (54,226) (8,736) (62,962) Personal services — 108,870 108,870 - (4,026) (4,026) Subto tal 11,111,468 3,716,426 14,827,894 (511,617) (182,292) (693,909) Mortgage loans 4,636,151 631,773 5,267,924 (16,707) (25,380) (42,087) Consumer loans 1,707,058 786,195 2,493,253 (102,731) (65,075) (167,806) Contingent credit exposure 1, 794,045 1,224,068 3,018,113 (32,725) (11,326) (44,051)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 128 Note 13 - Financial Assets at Amortized Cost, continued i) Mortgage loans and their allowance for loan losses by tranche of unpaid loan principal over the value of the mortgage collateral (PVG) and days past due, respectively As of March 31, 2022 Mortgage loans Provisions made for mortgage loans Loan Tranche /Guaranty Value (%) Days past due at end of period Days past due at end of period 0 1 a 29 30 - 59 60 89 >=90 Total 0 1 a 29 30 - 59 60 89 >=90 Total PVG<=40%. 995,673 12,359 3,717 2,095 7,045 1,020,889 (2,118) (387) (171) (173) (771) ( 3,6 20) 40%< PVG<=80%. 4,280,737 55,000 22,263 10,256 39,867 4,408,123 (10,669) (1,955) (1,099) (768) (3,029) (17,520) 80%< PVG<=90% PVG 277,006 6,267 1,276 1,460 3,214 289,223 (737) (651) (186) (245) (665) (2, 484) PVG> 90% 645,261 60,475 7,212 2,686 16,126 731,760 (14,098) (2,486) (663) (268) (5,407) (22,922) Total 6,198,677 134,101 34,468 16,497 66,252 6,449,995 (27,622) (5,479) (2,119) (1,454) (9,872) (46,5 46) As of December 31, 2021 Mortgage loans Provisions made for mortgage loans Loan Tranche /Guaranty Value (%) Days past due at end of period Days past due at end of period 0 1 to 29 30 - 59 60 89 >=90 Total 0 1 to 29 30 - 59 60 89 >=90 Total PVG<=40%. 949,718 9,490 3,918 1,285 8,015 972,426 (2,016) (261) (197) (78) (964) (3,516) 40%< PVG<=80%. 4,127,709 5 4,3 68 17,320 9,173 40,260 4,248,830 (10,044) (1,917) (823) (555) (3,107) (16,446) 80%< PVG<=90% PVG 284,767 3,157 611 1,616 8,965 299,116 (1,034) (129) (65) (297) (3,459) (4,984) PVG> 90% 647,602 52,864 6 ,72 5 2,217 9,363 718,771 (14,677) (2,357) (442) (252) (4,176) (21,904) Total 6,009,796 119,879 28,574 14,291 66,603 6,239,143 (27,771) (4,6 64) (1,527) (1,182) (11,706) (46,850) As of January 01, 2021 Mortgage loans Provisions made for mortgage loans Loan Tranche /Guaranty Value (%) Days past due at end of period Days past due at end of period 0 1 to 29 30 - 59 60 89 >=90 Total 0 1 to 29 30 - 59 60 89 >=90 Total PVG<=40%. 714,086 9,536 2,497 1,406 5,179 732,704 (1,330) (273) (97) (66) (532) (2,298) 40%< PVG<=80%. 3,563,671 52,275 13,850 6,837 42,056 3,678,689 (8,419) (1,898) (652) (361) (3,064) (14,394) 80%< PVG <=90% 177,696 690 444 58 15,360 194,248 (503) (30) (38) (7) (5,152) (5,730) PVG> 90% 590,544 46,808 8,064 3,043 13,824 662 ,28 3 (13,467) (1,651) (545) (314) (3,688) (19,665) Total 5,045,997 109,309 24,855 11,344 76,419 5,267,924 (23,719) (3,852) (1,332) (748) (12,436) (42,087)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 129 Note 13 - Financial Assets at Amortized Cost, continued j) The concentration of due from banks and commercial loans and their provisions by classification category as of March 31, 2022, December 31, 2021 and January 1, 2021 is as follows: Interbank loans and commercial loans As of March 31, 2022 Individual assessment Group evaluation Provision Normal portfolio Substandard Portfolio Portfolio in default Portfolio Portfolio in deductible A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal Total normal default Total Total FOGAPE guarantees Interbank loans Covid-19 (i) Interbank liquidity loans — 23,072 11,802 — — — 34,874 — — — — - - — — — — — — 34,874 - - — 34,874 - Commercial interbank loans — - - — - - - — — - - - - - - - - - — - - - - - - Overdrafts on current accounts — - — — — - - — - — - — - — - — - — - — - — - - - Foreign trade credits Chilean exports — — — — — — — — — — — — — — — - — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — — — — — — — — — — — — — — — — — Non-transferable deposits in banks — — — — — — — — — — — — — — — — — — — — — — — — — Other receivables from banks — — — — — — — — — — — — — — — — — — — — — — — — — Subtotal — 23,072 11,802 — — — 34,874 — — — — — — — — — — — — 34,874 — — — 34,874 — Provisions recorded — (19) (26) — — — (45) — — — — — - - - — — — - (45) - - - (45) - % of provisions recorded 0.00% (0.08)%(0.22)%0.00% 0.00% 0.00% (0.13)% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% (0.13)%0.00% 0.00% 0.00% (0.13)%0.00% Commercial loans Commercial loans 93,754 467,426 2,036,449 3,950,259 1,943,415 646,524 9,137,827 391,628 107,442 84,262 72,948 656,280 73,354 28,064 378,623 172,969 31,084 96,140 780,234 10,574,341 1,692,056 165,402 1,857,458 12,431,799 — Foreign trade credits Chilean exports — 85,370 163,710 147,662 125,402 36,392 558,536 4,515 — — 316 4,831 — — — — — — — 563,367 13,955 358 14,313 577,680 — Foreign trade credits Chilean imports 525 30,351 123,542 160,187 127,427 27,515 469,547 4,361 - — — 4,361 — — — — 117 — 117 474,025 53,727 228 53,955 527,980 — Foreign trade credits between third countries — — 30,627 15,776 11,042 1,980 59,425 — — — — — — — — — — — — 59,425 — — — 59,425 — Current account receivables — 1,051 591 9,166 10,213 6,028 27,049 3,427 594 205 218 4,444 31 — 20 66 203 57 377 31,870 41,398 1,956 43,354 75,224 — Credit card receivables 25 24 287 1,554 2,376 476 4,742 200 21 11 20 252 — — — 2 12 44 58 5,052 17,684 359 18,043 23,095 — Operaciones de factoraje 5,747 21,044 35,383 57,708 71,632 17,917 209,431 159 — — — 159 — — 588 7 91 — 686 210,276 29,098 156 29,254 239,530 — Commercial finance leasing transactions — 1,122 83,810 286,447 293,724 68,162 733,265 31,757 15,671 15,618 17,977 81,023 4,310 2,194 3,370 3,349 4,841 3,578 21,642 835,930 101,108 5,007 106,115 942,045 — Student loans — — — — — - — — — — — — — — — — — — — — 506,831 51,626 558,457 558,457 — Other credits and accounts receivable — 12 48 24 12 22 118 6 — — — 6 — — — — — — — 124 6 — 6 130 — Subtotal 100,051 606,400 2,474,447 4,628,783 2,585,243 805,016 11,199,940 436,053 123,728 100,096 91,479 751,356 77,695 30,258 382,601 176,393 36,348 99,819 803,114 12,754,410 2,455,863 225,092 2,680,955 15,435,365 - Provisions recorded (36) (271) (4,028)(34,025) (46,960)(17,492) (102,812) (6,801)(8,76 4) (8,429)(14,371) (38,365)(1,555) (3,028) (95,650) (70,557) (23,626)(89,837)(284,253)(425,430) (38,803) (56,358) (95,161)(520,591) (15,146) % of provisions recorded (0.04)% (0.04)%(0.16)%(0.74)%(1.82)%(2.17)% (0.92)% (1.56)% (7.08)% (8.42)%(15.71)%(5.11)%(2.00)%(10.01)% (25.00)% (40.00)%(65.00)%(90.00)%(35.39)%(3.34)%(1.58)%(25.04)%(3.55)%(3.37)%0.00%

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 130 Note 13 - Financial Assets at Amortized Cost, continued Interbank loans and commercial loans As of December 31, 2021 Individual assessment Group evaluation Provision Normal portfolio Substandard Portfolio Portfolio in default Portfolio Portfolio in deductible A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal Total normal default Total Total FOGAPE guarantees Interbank loans Covid-19 (i) Interbank liquidity loans - 28,326 38,557 14,024 - - 80,907 - - - - - - - - - - - - 80,907 - - - 80,907 - Commercial interbank loans — — — — — — — — — — — — — — — — — — — — — — — — — Overdrafts on current accounts — — — — — — — — — — — — — - - - - - - - - - - - - Foreign trade credits Chilean exports — - — — — - - - - - - - - - - - - - - - - - - - - Foreign trade credits Chilean imports — - — — — - - — - — - - — - - - - - - — — - - - - Foreign trade credits between third countries — - - — — - - - — - - - - - - - - - - - - - - - - Non-transferable deposits in banks — - - - - - - - - - - - - - - - - - - - - - - - - Other receivables from banks — - — — — — — — — — — — — — — — — — — — — — — — — Subtotal — 28,326 38,557 14,024 — — 80,907 — — — — — — — — — — — — 80,907 — — — 80,907 — Provisions recorded — (24) (84) (245) - - (353) — — — — — — — — — — — — (353) — — — (353) — % of provisions recorded 0.00% (0.08)%(0.22)% (1.75)%0.00% 0.00% (0.44)%0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% (0.44)% 0.00% 0.00% 0.00% (0.44)%0.00% Commercial loans Commercial loans 94,025 475,748 2,178,385 3,916,094 2,175,022 819,128 9,658,402 419,742 128,757 88,600 74,623 711,722 87,504 31,991 403,710 184,072 36,707 120,834 864,818 11,234,942 1,303,021 124,082 1,427,103 12,662,045 — Foreign trade credits Chilean exports — 97,122 177,891 125,946 132,801 45,742 579,502 4,763 — 497 — 5,260 — — — — 173 — 173 584,935 1,443 — 1,443 586,378 — Foreign trade credits Chilean imports 131 21,225 127,684 163,848 166,445 42,136 521,469 2,108 — 76 — 2,184 — — — — 351 47 398 524,051 16,922 588 17,510 541,561 — Foreign trade credits between third countries — - 15,804 15,212 11,131 — 42,147 — — — — — — — — — — — — 42,147 — — — 42,147 — Current account receivables — - 562 14,424 14,761 8,079 37,826 4,755 1,169 296 361 6,581 127 73 17 160 231 217 825 45,232 24,202 996 25,198 70,430 — Credit card receivables 38 44 355 2,441 3,207 1,067 7,152 268 39 27 55 389 — 1 7 20 18 60 106 7,647 14,653 320 14,973 22,620 - Factoring transactions 10,693 28,203 42,950 51,828 73,433 20,878 227,985 255 39 — 107 401 — 46 — — 34 341 421 228,807 14,858 — 14,858 243,665 — Commercial finance leasing transactions — 1,271 88,259 284,300 316,160 84,202 774,192 38,127 16,882 16,929 18,501 90,439 6,346 4,608 4,647 4,377 4,472 1,077 25,527 890,158 58,009 687 58,696 948,854 — Student loans — - - — — — — — — — — — — — — — — — — — 509,299 53,937 563,236 563,236 — Other credits and accounts receivable — — 33 31 22 14 100 12 — — — 12 — — — — — — — 112 — — — 112 — Subtotal 104,887 623,613 2,631,923 4,574,124 2,892,982 1,021,246 11,848,775 470,030 146,886 106,425 93,647 816,988 93,977 36,719 408,381 188,629 41,986 122,576 892,268 13,558,031 1,942,407 180,610 2,123,017 15,681,048 — Provisions recorded (38) (282) (4,789) (37,780) (57,665) (30,300) (130,854) (8,831) (10,326) (9,379) (15,983) (44,519) (1,901) (3,686) (102,117)(76,065) (27,750) (112,007)(323,526) (498,899) (37,420) (42,110) (79,530) (578,429) (19,650) % of provisions recorded (0.04)%(0.04)%(0.16)% (0.74)% (1.85)% (2.71)%(1.01)%(1.74)%(6.99)%(8.77)%(17.01)%(5.35)%(2.00)% (10.00)% (25.00)%(40.00)%(65.00)%(90.00)%(36.14)% (3.59)% (1.54)%(24.20)%(3.49)%(3.58)%0.00%

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 131 Note 13 - Financial Assets at Amortized Cost, continued Interbank loans and commercial loans As of January 01, 2021 Individual assessment Group evaluation Provision Normal portfolio Substandard Portfolio Portfolio in default Portfolio Portfolio in deductible A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal Total normal default Total Total FOGAPE guarantees Interbank loans Covid-19 (i) Interbank liquidity loans — — — — — — — — — — — — — — — — — — — — — — — — — Commercial interbank loans — - — — — — — — — — — — — — — — — — — — — — — — — Overdrafts on current accounts — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean exports — - — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — — — — — — — — — — — — — — — — — Non-transferable deposits in banks — — — — — — — — — — — — — — — — — — — — — — — — — Other receivables from banks — — 7,131 — — — 7,131 — — — — — — — — — — — — 7,131 - - — 7,131 - Subtotal — — 7,131 — — — 7,131 — — — — — — — — — — — — 7,131 — — — 7,131 — Provisions recorded — — (16) — — — (16) — — — — — — — — — — — — (16) - — — (16) — % of provisions recorded 0.00% 0.00% (0.22)%0.00% 0.00% 0.00% (0.22)% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% (0.22)% 0.00% 0.00% 0.00% (0.22)%0.00% Commercial loans Commercial loans 73,089 450,522 1,937,892 3,630,803 2,378,236 737,880 9,208,422 360,664 135,586 154,707 190,968 841,925 90,797 51,183 164,785 169,575 128,169 184,833 789,342 10,839,689 1,200,147 143,393 1,343,540 12,183,229 — Foreign trade credits Chilean exports — 56,133 90,638 139,829 99,296 27,184 413,080 5,378 — 362 — 5,740 2,311 — — — — 267 2,578 421,398 2,256 — 2,256 423,654 — Foreign trade credits Chilean imports 86,714 2,316 27,536 97,083 120,857 36,509 371,015 9,192 — — — 9,192 234 — — — — 22 256 380,463 9,344 95 9,439 389,902 - Foreign trade credits between third countries — — 4,975 20,073 10,772 — 35,820 — — — — — — — — — — — — 35,820 — — — 35,820 — Current account receivables — - 1,411 11,007 13,414 7,533 33,365 2,757 807 777 465 4,806 120 39 86 59 141 568 1,013 39,184 22,486 1,514 24,000 63,184 — Credit card receivables — 53 222 922 11,824 757 13,778 177 83 27 33 320 26 — — 7 18 135 186 14,284 12,039 542 12,581 26,865 — Factoring transactions 1,361 4,566 39,089 49,114 37,481 10,874 142,485 2,111 — — — 2,111 — — 59 — — 325 384 144,980 10,561 — 10,561 155,541 — Commercial finance leasing transactions — 1,355 75,481 279,461 280,605 99,300 736,202 51,653 24,978 7,908 16,944 101,483 4,780 12,843 1,920 16,765 1,530 5,011 42,849 880,534 56,112 4,650 60,762 941,296 — Student loans — — — — — — — — — — — — — — — — — — — — 533,813 74,475 608,288 608,288 — Other credits and accounts receivable — 4 16 46 36 5 107 3 — — — 3 — — — — — — — 110 4 1 5 115 — Subtotal 161,164 514,949 2,177,260 4,228,338 2,952,521 920,042 10,954,274 431,935 161,454 163,781 208,410 965,580 98,268 64,065 166,850 186,406 129,858 191,161 836,608 12,756,462 1,846,762 224,670 2,071,432 14,827,894 — Provisions recorded (58) (227) (3,251) 31,937) (55,309) 34,555) (125,337) 9,643) (11,894)(14,562)(50,578) (86,677) (1,966) (6,407) (41,712) (74,561) (84,403) (172,051)(381,100) (593,114) (29,589) (57,868) (87,457) (680,571) (13,338) % of provisions recorded (0.04)% (0.04)% (0.15)%(0.76)%(1.87)%(3.76)% (1.14)% (2.23)% (7.37)%(8.89)%(24.27)% (8.98)% (2.00)% (10.00)% (25.00)% (40.00)% (65.00)%(90.00)%(45.55)% (4.65)% (1.60)% (25.76)% (4.22)% (4.59)%0.00%

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 132 Note 13 - Financial Assets at Amortized Cost, continued k) The concentration of credit risk by days past due as of March 31, 2022, December 31, 2021 and January 1, 2021 is as follows: Exposure for contingent credits before provisions Provisions recorded As of March 31, 2022 Normal portfolio Evaluation Substandard Portfolio Portfolio in default Evaluation Total Normal portfolio Evaluation Substandard Portfolio Portfolio in default Evaluation Subtotal Deductible guarantees Total Net financial assets Individual Group Individual Individual Group IndividualGroup Individual Individual Group FOGAPE Covid - 19 Interbank loans 0 days 34,874 - - - - 34,874 - (45) - - - - (45) - (45) 34,829 1 to 29 days — — — — — — — — — — — — — — — — 30 to 59 days — — - — — — — — — — — — — — — — 60 to 89 days — — — — — — — — — — — — — — — — >= 90 days — — — — — — — — — — — — — — — — Subtotal 34,874 - — — — 34,874 (45) — — — — (45) (45) 34,829 Commercial loans 0 days 10,993,847 2,340,432 689,507 487,321 68,083 14,576,666 — (101,704) (31,072) (34,542) (132,428) (16,542) (316,288) - (316,288) 14,260,378 1 to 29 days 204,459 71,495 34,228 27,996 11,752 349,930 — (1,062) (3,669) (2,336) (11,187) (3,179) (21,433) - (21,433) 328,497 30 to 59 days 1,635 29,871 21,477 8,813 11,119 72,915 — (46) (2,711) (1,014) (2,415) (3,006) (9,192) — (9,192) 63,723 60 to 89 days — 14,064 6,128 68,965 9,429 98,586 — — (1,351) (466) (27,043) (2,330) (31,190) — (31,190) 67,396 >= 90 days — — 16 210,019 124,709 337,268 — — — (7) (111,180) (31,300) (142,487) — (142,487) 194,781 Subtotal 11,199,941 2,455,862 7 51, 356 803,114 225,092 15,435,365 (102,812) (38,803) (38,365) (284,253) (56,357) (520,590) (15,146) (535,736) 14,914,775 Mortgage loans 0 days — 6,100,671 — — 98,006 6,198,677 — — (18,995) — — (8,626) (27,621) — (27,621) 6,171,056 1 to 29 days — 110,964 — — 23,137 134,101 — — (2,904) — — (2,575) (5,479) — (5,479) 128,622 30 to 59 days - 21,356 - - 13,112 34,468 — — (677) — — (1,442) (2,119) — (2,119) 32,349 60 to 89 days — 3,630 — — 12,868 16,498 — — (378) — - (1,078) (1,456) — (1,456) 15,042 >= 90 days — — — — 66,251 66,251 — — — — — (9,871) (9,871) — (9,871) 56,380 Subtotal — 6,236,621 — — 213,374 6,449,995 — (22,954) — — (23,592) (46,546) (46,546) 6,403,449 Consumer loans 0 days — 2,674,220 — — 48,367 2,722,587 — — (73,833) — — (28,954) (102,787) — (102,787) 2,619,800 1 to 29 days — 110,304 — — 10,005 120,309 — — (10,231) — — (5,9 60) (16,191) — (16,191) 104,118 30 to 59 days — 31,715 — — 8,398 40,113 — — (6,780) — — (5,033) (11,813) — (11,813) 28,300 60 to 89 days — 14,213 — — 10,205 24,418 — — (4,270) — — (6,608) (10,878) — (10,878) 13,540 >= 90 days — — — — 46,360 46,360 — — — — — (38,215) (38,215) — (38,215) 8,145 Subtotal — 2,830,452 — — 123,335 2,953,787 — (95,114) — — (84,770) (179,884) — (179,884) 2,773,903 Total loans 11,234,815 11,522,935 751,356 8 03, 114 561,801 24,874,021 (102,857) (156,871) (38,365) (284,253) (164,719) (747,065) (15,146) (762,211) 24,111,810

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 133 Note 13 - Financial Assets at Amortized Cost, continued Exposure for contingent credits b efo re provisions Provisions recorded As of December 31, 2021 Normal portfolio Evaluation Substandard Portfolio Portfolio in default Evaluation Total Normal portfolio Evaluation Substandard Portfolio Portfolio in default Evaluation Subtotal Deductible g uar antees Total Net financial assets Individual Group Individual Individual Group Individual Group Individual Individual Group FOGAPE Covid - 19 Interbank loans 0 days 80,907 - - - - 80,907 - (353) - - - - (353) - (35 3) 80,554 1 to 29 days - - - - - - - - - - - - - - - - 30 to 59 days - - - - - - - - - - - - - - - - 60 to 89 days - - - - - - - - - - - - - - - - >= 90 days — — — — — — — — — — — — — — — - Subtotal 80,907 — — — — 80,907 (353) - — — — (353) (353) 80,554 Commercial loans 0 days 11,734,836 1,855,067 795,901 584,583 58,507 15,028,894 — (119,027) (24,507) (42,306) (168,749) (14,303) (368,892) — (368,892) 14,660,002 1 to 29 days 109,958 56,350 13,122 14,769 9,453 203,652 — (866) (2,752) (711) (4,443) (3,151) (11,923) — (11,923) 191,729 30 to 59 days 1,074 19,675 5,559 34,315 5,863 66,486 — (18) (1,458) (329) (16,9 62) (1,668) (20,435) — (20,435) 46,051 60 to 89 days 2,907 11,315 2,406 10,142 6,136 32,906 — (6) (1,112) (344) (2,439) (1,473) (5,374) — (5,374) 27,532 >= 90 days — — — 248,459 100,651 349,110 — — — — (128,657) (23,498) (1 52,155) — (152,155) 196,955 Subtotal 11,848,775 1,942,407 816,988 892,268 180,610 15,681,048 (119,917) (29,829) (43,690) (321,250) (44,093) (558,779) (19,650) (578,429) 15,102,619 Mortgage loans 0 days — 5,911,311 — — 96,724 6,008,035 — — (18,415) — — (8,172) (26,587) — (26,587) 5,981,448 1 to 29 days - 98,177 - - 21,701 119,878 — — (2,184) — — (2,478) (4,662) — (4,662) 115,216 30 to 59 days - 17,400 - - 11,172 28,572 — — (5 60) — — (968) (1,528) — (1,528) 27,044 60 to 89 days - 6,824 - - 7,465 14,289 — — (546) — — (636) (1,182) — (1,182) 13,107 >= 90 days — — — — 68,369 68,369 — — — — — (11,706) (11,706) — (11,706) 56,663 Subtotal — 6,033,712 — — 205,431 6,239,143 — (21,705) — — (23,960) (45,665) (45,665) 6,193,478 Consumer loans 0 days — 2,563,686 — — 49,756 2,613,442 — — (69,176) — — (29,877) (99,053) — (99,053) 2,514,389 1 to 29 day s — 105,059 — — 9,439 114,498 — — (9,257) — — (5,519) (14,776) — (14,776) 99,722 30 to 59 days — 25,556 — — 8,267 33,823 — — (5,547) — — (5,260) (10,807) — (10,807) 23,016 60 to 89 days - 12,125 - - 9,968 22,093 — — (3,665) — — (6,441) (10,106) — (10,106) 11,987 >= 90 days — — — — 41,982 41,982 — — — — — (34,859) (34,859) — (34,859) 7,123 Subtotal — 2,706,426 — — 119,412 2,825,838 — (87,645) — — (81,956) (169,601) — (169,601) 2 ,656,237 Total loans 11,929,682 10,682,545 816,988 892,268 505,453 24,826,936 (120,270) (139,179) (43,690) (321,250) (150,009) (774,398) (19,650) (794,048) 24,032,888

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 134 Note 13 - Financial Assets at Amortized Cost, continued Exposure for contingent credits before provisions Provisions recorded As of December 31, 2021 Normal portfolio Evaluation Substandard Portfolio Portfolio in default Evaluation Total Normal portfolio Evaluat ion Substandard Portfolio Portfolio in default Evaluation Subtotal Deductible guarantees Total Net financial assets Individual Group Individual Individual Group Individual Group Individual Individual Group FOGAPE Covid - 19 Interbank loans 0 days 7,131 - - - - 7,131 - (16) - - - - (16) - (16) 7,115 1 to 29 days - - - - - - - - - - - - - - - - 30 to 59 days - - - - - - - - - - - - - - - - 60 to 89 days - - - - - - - - - - - - - - - - >= 90 days - - - - - - - - - - - - - - - - Subtotal 7,131 — — — — 7,131 (16) — — — — (16) (16) 7,115 Commercial loans 0 days 10,856,256 1,771,755 843,975 376,402 71,671 13,920,059 — (124,027) (24,802) (76,559) (200,438) (20,520) (446,346) — (446,346) 13,473,713 1 to 29 days 95,787 47,630 89,114 13,134 14,800 260,465 — (1,296) (2,456) (8,383) (6,577) (4,348) (23,060) — (23,060) 237,405 30 to 59 days 2,169 19,129 20,724 180,108 6,428 228,558 — (10) (1,544) (660) (57,132) (2,092) (61,438) — (61,438) 167,120 60 to 89 days 43 8,246 9,538 11,395 5,857 35,079 — (3) (787) (409) (7,256) (2,116) (10,571) — (10,571) 24,508 >= 90 days 19 2 2,229 255,569 125,914 383,733 — (1) — (666) (109,697) (28,792) (139,156) — (139,156) 244,577 Subtotal 10,954,274 1,846,762 965,580 836,608 224,670 14,827,894 (125,337) (29,589) (86,677) (381,100) (57,868) (680,571) (13 ,33 8) (693,909) 14,133,985 Mortgage loans 0 days — 4,933,191 — — 112,806 5,045,997 — — (14,604) — — (9,115) (23,719) — (23,719) 5,022,278 1 to 29 days - 82,806 - — 26,502 109,308 — — (1,721) — — (2,131) (3,852) — (3,852) 105,456 30 to 59 days - 15,324 - - 9,532 24,856 — — (524) — — (807) (1,331) — (1,331) 23,525 60 to 89 days - 4,592 - - 6,753 11,345 — — (247) - — (502) (749) — (749) 10,596 >= 90 days - - - - 76,418 7 6,418 — — — — — (12,436) (12,436) - (12,436) 63,982 Subtotal — 5,035,913 — — 232,011 5,267,924 — (17,096) — — (24,991) (42,087) (42,087) 5,225,837 Consumer loans 0 days — 2,208,906 — — 81,598 2,290,504 — — (61,419) — — (38,243) (99,662) — (99,662) 2,190,842 1 to 29 days - 88,206 - - 17,353 105,559 - — (8,628) - — (7,737) (16,365) — (16,365) 89,194 30 to 59 days - 22,338 - - 11,137 33,475 — — (4,968) — — (5,283) (1 0,2 51) — (10,251) 23,224 60 to 89 days - 8,472 - - 10,091 18,563 — — (2,409) - — (5,137) (7,546) - (7,546) 11,017 >= 90 days - - - - 45,152 45,152 - — — — — (33,982) (33,982) - (33,982) 11,170 Subtotal — 2,327,922 — — 165,331 2,493,253 — (77,424) — — (90,382) (167,806) — (167,806) 2,325,447 Total loans 10,961,405 9,210,597 965,580 836,608 622,012 22,596,202 (125,353) (124,109) (86,677) (381,100) (173,241) (890,480) (13,338) (903,818) 21, 692 ,384

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 135 Note 14 – Investments in Companies As of March 31, 2022, December 31, 2021 and January 1, 2021, the main investments in related companies are shown below: a) The main investments in associates and minority investments are shown below: As of March 31, 2021 As of December, 2021 As of January 1, 2021 MCh$ MCh$ MCh$ Investments in associates 9,519 9,155 8,467 Minority investments 10,332 10,412 10,315 Total 19,851 19,567 18,782 b) Investments at equity value (companies with significant influence) As of March 31, 2022 As of December 31, 2021 As of January 1, 2021 Company Ownership Investment Ownership Investment Ownership Investment value value value % MCh$ % MCh$ % MCh$ Investments valued at equity value Nexus S.A (*) 0.0000% — 0.0000% — 14.8148% 1,278 Transbank S.A. 8.7188% 7,727 8.7188% 7,402 8.7188% 5,871 Combac S.A. (**) 9.8100% 681 9.8100% 670 8.1848% 307 IMERC OTC S.A. (**) 8.6624% 1,111 8.6624% 1,083 8.6624% 1,011 Total 9,519 9,155 8,467 (*) On November 30, 2021, an Operadora de Tarjetas de Crédito Nexus S.A share purchase agreement was signed with the rest of the Company's shareholder banks to sell 100% of the shares owned by Nexus Systems Chile S.A. to Minsait Payments. In December 2021, CMF approved this and the assets were reclassified to "Available for sale". (**) As of the second quarter of 2021, the Bank gained significant influence over Combanc S.A. and Imerc OTC S.A. Management concluded that, because of fact that the Bank can elect one of the members of the Board of Directors in each of these entities, in addition to other factors, such as significant transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has a say in the financial and operating decision-making of these investees, but does not control them. With this transaction, the Bank's total interest increased to 9.81%. c) Summary of financial information of associates As of March 31, 2022 Assets Liabilities Equity Profit MCh$ MCh$ MCh$ MCh$ Nexus S.A. — — — — Transbank S.A. 1,299,683 1,207,446 84,897 7,340 Combac S.A. 7,683 939 6,567 177 IMERC OTC S.A. 29,730 16,733 12,629 368 Total 1,337,096 1,225,118 104,093 7,885

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 136 Note 14 – Investments in Companies (continued) As of December 31, 2021 Assets Liabilities Equity Profit MCh$ MCh$ MCh$ MCh$ Nexus S.A. 21,145 9,673 8,310 3,162 Transbank S.A. 1,317,587 1,232,689 97,337 (12,439) Combac S.A. 7 ,569 931 6,246 392 IMERC OTC S.A. 35,641 23,023 12,247 371 Total 1,381,942 1,266,316 124,140 (8,514) As of January 1, 2021 Assets Liabilities Equity Profit MCh$ MCh$ MCh$ MCh$ Nex us S.A. 19,210 10,585 17,676 (9,051) Transbank S.A. 1,006,137 938,800 84,007 (16,670) Combac S.A. — — — — IMERC OTC S.A. — — — — Total 1,025,347 949,385 101,683 (25,721) d) The changes in investments in related companies for the period ended March 31, 2022 and for the year ended December 31, 2021 are as follows: As of March 31 2022 As of December 31 2021 MCh$ MCh$ Opening balances as of January 1st 19,567 18,782 Acq uis ition of investments — 106 Sale of investments — (1,278) Effect of exchange ratio — 507 Initial recognition of Equity Value and share of profit (loss) 320 498 Capital increase Transbank — 872 Exchange differences (36) 80 T ota l 19,851 19,567

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 137 Note 14 – Investments in Companies (continued) e) Summary of minority investments (shares and rights on other companies): As of March 31 2022 As of December 31 2021 As of January 01 2021 C ompany % MCh$ % MCh$ % MCh$ Combanc (1) 0.0000% — 0.0000% — 0.0000% — IMERC OTC S.A (1) 0.0000% — 0.0000% — 0.0000% — Redbanc S.A. 2.5043% 249 2.5043% 249 2.5043% 233 Sociedad Interbancaria de Depósitos de Valores S.A. 9.4021% 627 9.4021% 627 9.4021% 520 Electronic Stock Exchange 2.4390% 189 2.4390% 182 2.4390% 182 Stock Exchange 4.1666% 3,479 4.1666% 3,521 4.1666% 4,435 Swift 0.0000% 226 0.0000% 226 0.0000% 225 A.C.H Colombia (2) 4.2100% 1,153 4.2100% 1,158 4.2100% 990 Redeban Multicolor S.A (2) 1.6000% 762 1.6000% 765 1.6000% 671 Camara de Compensación Divisas Colombianas S.A (2) (3) 0.0000% — 0.0000% — 6.2056% (122) Cámara de Riesgo Central de Contraparte S.A (2) (3) 1.2832% 378 1.2832% 380 0.0000% — Colombian Stock Exchange (2) 0.6700% 300 0.6700% 319 0.6700% 366 Credibanco (2) 6.3662% 2,953 6.3662% 2,969 6.3662% 2,799 Patrimonio autónomo Fiducredicor (Comisionista) (2) 5.2630% 16 5.2630% 16 5.2630% 16 Total 10,332 10,412 10,315 (1) See (2) b) "Investments at equity value". (2) Corresponds to investments in other companies made by subsidiaries established in Colombia. (3) As a result of the merger between Cámara de Riesgo Central de Contraparte and Cámara de Compensación de Divisas, an exchange of shares took place, where the Bank delivered the shares held by Cámara de Compensación de Divisas in exchange for shares of Cámara de Riesgo Central de Contraparte, which were recorded at their new market value, where the Bank recognized a gain of MCh$507 at the date of the exchange (MCh$420 corresponding to Itaú Corpbanca Colombia S. A. and MCLP$87 to Itaú Comisionista de Bolsa Colombia S. A.), the gain was recorded in equity in earnings of related companies. f) We have evaluated the evidence indicated in IAS 28 and have not identified any impairment on the Bank's investments.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 138 Note 15 - Intangible Assets a) The composition of this item as of March 31, 2022 and December 31, 2021 is as follows: Items Useful life years Remaining depreciation years Net assets as of January 1, 2022 Gross Balance Accumulated Amortization Net asset as of March 31 2022 No. No. MCh$ MCh$ MCh$ MCh$ Busines s c ombination goodwill — — 492,512 492,512 — 492,512 Other intangible assets from business combinations 64,296 189,044 (130,172) 58,872 Client relationship 10 4 11,208 26,371 (15,823) 10,548 Right to use trademarks 10 4 21,691 51,037 (30,622) 20,415 Core deposits 8 2 31,397 111,636 (83,727) 27,909 Other projects 10 3 491 4,055 (3,613) 442 Other intangible assets originated on a stand- alone basis 142,045 270,438 (128,469) 141,969 Computer equipment system or software 5 3 127,377 249,435 (124,268) 125,167 Computer projects and licenses 3 2 14,668 21,003 (4,201) 16,802 Total 699,344 956,049 (262,254) 693,795 Items Useful life years Remaining depreciation years Net assets as of January 01 2021 Gross Balance Accumulated Amortization Net assets as of December 31, 2021 No. No. MCh$ MCh$ MCh$ M Ch$ Business combination goodwill — — 492,512 492,512 — 492,512 Other intangible assets from business combinations 85,991 189,044 (124,748) 64,296 Client relationship 10 4 13,845 26,371 (15,163) 11,208 Right to use t rad emarks 10 4 26,794 51,037 (29,346) 21,691 Core deposits 8 2 45,352 111,636 (80,239) 31,397 Other projects 10 3 687 4,055 (3,564) 491 Other intangible assets originated on a stand- alone basis 139,493 263, 992 (121,947) 142,045 Computer equipment system or software 5 4 126,663 247,166 (119,789) 127,377 Computer projects and licenses 2 1 12,830 16,826 (2,158) 14,668 Total 718,683 949,603 (250,259) 699,344

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 139 Note 15 – Intangible Assets (continued) b) The changes in the gross balance of intangible assets as of March 31, 2022 and December 31, 2021 are as follows: System or software Projects Generated of computer computer Goodwi ll In business Other Total equipment and licenses combinations projects MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 247,166 16,826 492,512 189,044 4,055 949,603 Additions 2,93 7 4,223 — — — 7,160 D isposals (223) — — — — (223) Exchange differences (394) (46) — — — (440) Other (51) — — — — (51) Balances as of March 31, 2022 249,435 21,003 492,512 189,044 4,055 956,049 System or software Projects Generated of computer computer Goodwill business combinations Other Total equipment projects combinations projects MCh$ MCh$ MCh$ MCh$ MC h$ MCh$ Balances as of January 1, 2021 221,070 13,484 492,512 189,044 4,055 920,165 Additions 29,492 9,132 — — — 38,624 D isposals (8,856) (5,972) — — — (14,828) Exchange differences 1,042 182 — — — 1 ,22 4 Other 4,418 — — — — 4,418 Balances as of December 31, 2021 247,166 16,826 492,512 189,044 4,055 949,603 c) The changes in accumulated depreciation of intangible assets during the periods ended March 31, 2022 and December 31, 2021 are as follows: System or software Projects From of computer computer gbusiness Other Total equipment and licenses MCLP$ projects MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 (119,789) (2,158) (124,748) (3,564) (250,259) Amortization (5,317) (2,043) (5,424) (49) (12,833) Disposals — — — — — Exchange differences 787 — — — 787 Other 51 — — — 51 Balances as of March 31, 2022 (124,268) (4,201) (130,172) (3,613) (262,254) System or software Projects From of computer computer business Other Total equipment and licenses combinations Projects MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 (94,407) (654) (103,053) (3,368) (201,482) Amortization (32,461) (1,439) (21,695) (196) (55,791) Exchange differe nce s (929) (65) — — (994) Other 8,008 — — — 8,008 Balances as of December 31, 2021 (119,789) (2,158) (124,748) (3,564) (250,259)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 140 Note 15 – Intangible Assets (continued) d) Impairment Banco Itaú Corpbanca assesses, at the end of each reporting period, whether there is any indication of impairment of any asset (including goodwill). If such an indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset. As of March 31, 2022 and December 31, 2021, there are no indications or concrete evidence of impairment (see details in Note 40). As of the date of these financial statements, there have been no events requiring the recognition of impairment. e) Restrictions Itaú Corpbanca and subsidiaries have no restrictions on intangible assets as of March 31, 2022 and December 31, 2021. Additionally, no intangible assets have been pledged as collateral for the performance of obligations.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 141 Note 16 – Fixed Assets a) The breakdown of this item as of March 31, 2022, December 31, 2021 and January 1, 2021 is as follows: Item Useful life years Remaining depreciation years Net assets as of January 1, 2022 Gross balance Accumulated depreciation Net assets as of March 31, 2022 Buildings 26 15 11,772 15,119 (5,296) 9,823 Land — — 3,548 2,988 — 2,988 Equipment 6 4 23,798 86,665 (63,635) 23,030 Other 14 9 11,939 36,150 (24,550) 11,600 - Fur niture 5,644 18,576 (13,432) 5,144 - Others 6,295 17,574 (11,118) 6,456 Total 51,057 140,922 (93,481) 47,441 Item Useful life years Remaining amortization years Net assets as of January 01, 2021 Gross balance Accumulated depreciation Net assets as of December 31, 2021 Buildings 26 15 12,058 18,466 (6,694) 11,772 Land — — 3,507 3,548 — 3,548 Equipment 6 4 27,650 85,835 (62,037) 23,798 Other 14 9 12,805 36,039 (24,100) 11,939 - Furniture 6,986 19,219 (13,575) 5,644 - Others 5,819 16,820 (10,525) 6,295 Total 56,020 143,888 (92,831) 51,057 The useful life presented in the tables above corresponds to the total useful life and residual life of the fixed assets of the Bank and subsidiaries. The total useful life was calculated based on the expected use considering the quality of the original construction, the environment where the assets are located, the quality and level of maintenance carried out and the appraisal performed by external specialists independent from the Bank. b) The changes in the gross balance of fixed assets as of March 31, 2022 are as follows: Buildings Land Equipment Other Total MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 18,466 3,548 85,835 36,039 143,888 Acquisitions 23 — 1,200 777 2,000 Sales and/or retirements for the year — — (50) (629) (679) Exchange differences (69) (14) (320) (37) (440) Reclassification to assets held for sale (3,301) — — — (3,301) Other — (546) — — (546) Balances as of March 31, 2 022 15,119 2,988 86,665 36,150 140,922

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 142 Note 16 – Fixed Assets (continued) The changes in the gross balance of fixed assets as of December 31, 2021 are as follows: Buildings Land Equipment Other Total MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 18,257 3,506 85,404 35,664 142,831 Acquisitions 24 — 4,887 2,635 7,546 Sales and/or retirements for the year — — (4,663) (2,386) (7,049) Impairment — — (52) (415) (467) Exchange differences 185 42 754 260 1,241 Other — — (495) 281 (214) Balances as of December 31, 2021 18,466 3,548 85,835 36,039 143,888 The changes in accumulated depreciation of fixed assets for the three-month period ended March 31, 2022 and for the year ended December 31, 2021, respectively, are as follows: Buildings Land Equipment Other Total MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 (6,694) — (62,037) (24,100) (92,831) Depreciation (93) — (1,881) (1,011) (2,985) Sales and/ or disposals — — (102) 470 368 Exchange differences 15 — 385 70 470 Reclassification to assets held for sale 1,476 — — — 1,476 Impairment — — — 21 21 Other — — — — — Balances as of March 31, 2022 (5,296) — (63,635) (24,550) (93,481) Buildings Land Equipment Other Total M Ch$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 (6,198) — (57,754) (22,859) (86,811) Depreciation (435) — (8,217) (3,471) (12,123) Sales and/or disposals — — 4,645 2,307 6,952 Exchange differences (61) — (763) (179) (1,003) Impairment — — 52 383 435 Other — — — (281) (281) Balances as of December 31, 2021 (6,694) — (62,037) (24,100) (92,831) The Bank and its subsidiaries have no restrictions on fixed assets as of March 31, 2022, December 31, 2021 and January 1, 2021. In addition, fixed assets have not been pledged as collateral for the performance of obligations. On the other hand, there are no amounts owed on fixed assets by the Bank as of the aforementioned dates.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 143 Note 17 – Assets for Right of Use and Lease Contracts Liabilities a) The Bank and its subsidiaries have contracts, with certain renewal options and for which there is reasonable certainty that the option will be exercised. (i) In such cases, the renewal period is considered as part of the term of the lease used to measure the right-of-use asset and a lease liability of the contract. The breakdown of this item as of March 31, 2022, December 31, 2021 and January 1, 2021 is as follows: Useful life years Average remaining depreciation years Net assets as of January 1, 2022 Gross balances Accumulated depreciation Net assets as of March 31, 2022 No. No. MCh$ MCh$ MCh$ MCh$ Buildings 8 5 110,743 158,595 (61,509) 97,086 Land — — — — — — Improvements in leased premises 9 5 20,876 57,717 (37,608) 20,109 Other fixed assets 3 1 38 151 (126) 25 Other intangible assets — — — — — — Total 131,657 216,463 (99,243) 117,220 Useful life years Average remaining depreciation years Net assets as of January 1, 2022 Gross balances Accumulated depreciation Net assets as of December 31, 2021 No. No. MCh$ MCh$ MCh$ MCh$ Buildings 8 6 145,906 175,358 (64,615) 110,743 Land — — — — — — Improvements in leased premises 9 5 24,595 57,253 (36,377) 20,876 Other fixed assets 3 1 102 152 (114) 38 Other intangible assets — — — — — — Total 170,603 232,763 (101,106) 131,657

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 144 Note 17 – Assets for Right of Use and Lease Contracts Liabilities, continued (ii) Movement in the gross balance of assets for right to use lease for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows: Buildings Land Improvements in leased premises Other f ixed assets Other intangible assets Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 175,358 — 57,253 152 — 232,763 Additions 3,913 — 557 — — 4,470 Disposals due to early te rmination (13, 860) — — — — (13,860) Reclassifications 1,773 — — — — 1,773 Inflation indexation adjustments (7,807) — — — — (7,807) Exchange differences (782) — (93) (1) — (876) Balances as of March 31, 2 022 158,595 — 57,717 151 — 216,463 Buildings Land Improvements in leased premises Other fixed assets Other intangible assets Total MCh$ M Ch$ MCh$ MCh$ MCh$ MCh$ Balances as o f January 1, 202 1 195,992 — 55,055 173 — 251,220 Additions 4,674 — 2,725 — — 7,399 Disposals due to early termination (32,712) — — (16) — (32,728) Reclassifications 6,558 — — — — 6,558 Inflation indexati on adjustments (1,028) — — (6) — (1,034) Impairment — — (764) — — (764) Exchange differences 1,874 — 237 1 — 2,112 Balances as of December 31, 2021 175,358 — 57,253 152 — 232,763 (iii) The changes in accumulated depreciation of assets for right to use leased assets for the three-month period ended March 31, 2022 and for the year ended December 31, 2021 are as follows: Buildings Land Improvements in leased premise s Other fixed assets Other intangible assets Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 (64,615) — (36,377) (114) — (101,106) Depreciation (5,576) — (1,289) (25) — (6,8 90) Disposals due to early termination 8,474 — — — — 8,474 Exchange differences 221 — 58 — — 279 Reclassifications (13) — — 13 — — Impairment — — — — — — Balances as of March 31, 2022 (61,509) — (37,608) (126) — (99,243)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 145 Note 17 – Assets for Right of Use and Lease Contracts Liabilities, continued Buildings Land Improvements in leased premises Other fixed a ssets Other intangible assets Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 (50,086) — (30,460) (71) — (80,617) Depreciation (27,125) — (6,485) (59) — (33,669) Disp osals due to early term ination 13,333 — — 16 — 13,349 Exchange differences (737) — (137) — — (874) Reclassifications — — 705 — 705 Impairment — — — — — — Balances as of December 31, 2021 (64,615) — (36,377) (114) — (101,106) b) Lease contracts liabilities (i) Lease contracts liabilities as of March 31, 2022, December 31, 2021 and January 1, 2021 are as follows: As of March 31, 2022 As of December 31, 2021 As of January 1, 2021 MCh$ MCh$ MC h$ Lease contracts liabilities 101,833 115,544 151,885 Total 101,833 115,544 151,885 The Bank and its subsidiaries have contracts with certain renewal options and for which there is reasonable certainty that such option will be exercised. In such cases, the lease period used to measure the liabilities and assets corresponds to an estimate of future renewals. (ii) The changes in lease contract liabilities and cash flows as of March 31, 2022, December 31, 2021 and January 1, 2021 are as follows: As of March 31, 2022 MCh$ Balances as of January 1, 2022 115,544 Additions due to new contracts (1) 3,913 Disposals due to early termination (5,478) Interest expense 799 Remeasurements of l iability due to modific ations (2) (8,313) Inflation indexation adjustments 2,809 Exchange rate adjustment 10 Exchange difference (576) Principal and interest payments (6,875) Balances as of March 31, 2022 101,833 (1) Include contract renewals. (2) Include remeasurement of liabilities due to contract amendments.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 146 Note 17 – Assets for Right of Use and Lease Contracts Liabilities, continued As of December 31, 2021 MCh$ Balances as of January 1, 2021 151,885 Additions due to new contract s (1) 4,674 Disposals due to early termination (20,177) Interest expense 3,725 Remeasurements of liability due to modifications (2) (728) Inflation indexation adjustments 6,252 Exchange rate adjustment 25 Exc hange difference 1,435 Prin cipal and interest payments (31,547) Balances as of December 31, 2021 115,544 (1) Include contract renewals. (2) Include remeasurement of liabilities due to contract amendments. (iii) Future maturities of lease liabilities as of March 31, 2022, December 31, 2021 and January 1, 2021 are as follows: As of March 31, 2022 As of December 31, 2021 As of January 01 2021 MCh$ MCh$ MCh$ Demand maturity — — — Maturity up to 1 month 3,938 4,847 10,288 Maturity between 1 to 3 months 3,846 4,808 4,980 Maturity between 3 meses to 1 year 16,226 15,707 15,561 Maturity between 1 to 3 years 39,265 41,933 51,862 Maturity between 3 to 5 years 23,761 27,501 37,618 Maturity over 5 years 14,797 20,748 31,576 Total 101,833 115,544 151,885

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 147 Note 18 - Taxes a) Current taxes The Bank and its subsidiaries, at the end of each reporting period, have established a provision for first category income tax, which was determined based on current tax legislation. The net provision for recoverable taxes has been reflected in assets for MCh$54,145 as of March 31, 2022 (MCh$56,852 as of December 31, 2021), as detailed below: a.1) Current tax assets and liabilities by geographical area As of March 31, 2022 Chile U.S.A. (*) Colombia Total MCh$ MCh$ MCh$ MCh$ Current tax assets 30,145 1,595 23,338 55,078 Current tax liabilities (216) — (717) (933) Total net 29,9 29 1,595 22,621 54,145 As of December 31, 2021 Chile U.S.A. (*) Colombia Total MCh$ MCh$ MCh$ MCh$ Current tax assets 18,871 1,713 37,600 58,184 Current tax liabilities (393) — (939) (1, 332) Total net 18,478 1,7 13 36,661 56,852 As of January 1, 2021 Chile U.S.A. (*) Colombia Total MCh$ MCh$ MCh$ MCh$ Current tax assets 43,533 1,443 19,723 64,699 Current tax liabilities (59 6) — (1,170) (1,766) To tal net 42,937 1,443 18,553 62,933 (*) Corresponds to the branch located in New York. a.2) Current tax components by geographical area As of March 31, 2022 Chile U.S.A. (*) Colombia Total MCh$ MCh$ MCh$ MCh$ Income tax, income tax effect (2,308) — (203) (2,511) Income tax, equity effect net investments abroad — — — Income tax, 27% rate (2,308) — (203) (2,511) Less: Estimated Monthly Incom e Tax Payments 5,880 — 5 ,684 11,564 Credit for training expenses — — — — Credit for Donations 459 — — 459 Credit 4% capital event 367 — — 367 Other taxes prior years (**) 25,531 1,595 17,140 44,266 Total 29,9 29 1,595 22,621 54,145 (*) Corresponds to the branch located in New York. (**) Correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for reimbursed retained earnings, among others.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 148 Note 18 - Taxes, continued As of December 31, 2021 Chile U.S.A. (*) Colombia Total MCh$ MCh$ MCh$ MCh$ Income tax, effect on income (51,768) — (2,908) (54,676) Income tax, equity effect net investme nts abroad (7,145) — — (7,145) Income tax, 27% rate (58,913) — (2,908) (61,821) Less: Estimated Monthly Income Tax Payments 25,429 — 19,494 44,923 Credit for training expenses 800 — — 800 Credit for Donations 732 — — 732 Credit 4% capital event 1,460 — — 1,460 Other taxes prior years (**) 48,970 1,713 20,075 70,758 Total 18,478 1,713 36,661 56,852 As of January 1, 2021 Chile U.S.A. (*) Colombia Total MCh$ MCh$ MCh$ MCh$ Income tax, 27% rate (9,452) — (4,284) (13,736) Less: Estimated Monthly Income Tax Payments 49,340 — 21,268 70,608 Credit for training expenses 800 — — 800 Credit for Donations 264 — — 264 Credit 4% c apital event 2,920 — — 2,920 Other taxes prior years (**) (935) 1,443 1,569 2,077 Total 42,937 1,443 18,553 62,933 (*) Corresponds to the branch located in New York. (**) Correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for reimbursed retained earnings, among others. b) Income tax results The tax expense for the three-month periods ended March 31, 2022 and 2021 consists of the following items: For the three - month periods ended March 31, 2022 2021 MCh$ MCh$ Income tax expense: Current year income tax (2,511) (6,784) Credit (charge) for deferred taxes: Origination and reversal of temporary differences, curr ent year 33,441 (25,825) Subtotal 30,930 (32,609) Other 5,844 2,665 Net credit (charge) to income for income taxes 36,774 (29,944)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 149 Note 18 - Taxes, continued c) Reconciliation of effective tax rate The reconciliation between the current statutory nominal income tax rates and the effective rates applied to the determination of the tax expense as of March 31, 2022 and March 31, 2021 is as follows 2022 2021 Nominal rates by geographic area Rate Rate Chile 27.0% 27.0% Colombia 38.0% 34.0% United States 21.0% 21.0% The main tax effects, according to the nominal tax rates of the countries reported on a consolidated basis, are as follows: For the three - month pe riods ended March 31, 2022 2021 Tax Rate Tax Rate tax Amount tax Amount % MCh$ % MCh$ Calculation at Statutory Rate 27.00 18,736 27.00 33,191 Exchange rate variation for investment Colombia (4) (40.90) (28,370) 4.34 5,259 Income tax on results USA and Panama 3.27 2,267 0.39 475 Price - level restatement of Tax Equity (3) (40.60) (28,177) (8.79) (10,647) Tax effect of Colombia subsidiary (2) 0.16 108 1.13 1,364 Tax effect of N ew York subsidiary (2) (0.23) (157) (0.35) (419) Capital gain exemption (5) 2.64 1,830 — — Other Adjustments (1) (4.34) (3,011) 0.60 721 Effective tax rate and tax expense (income) (53.00) (36,774) 24.32 29,944 (1) This line contains the effects of the observed dollar variation affecting the valuation of the tax investment of the New York branch and other effects. (2) This line reflects the tax rate differences from other jurisdictions, as a function of the Bank's consolidated results. (3) During the year ended March 31, 2022 the CPI factor with which the Tax Equity is adjusted was equal to 2.3% (1.2% in 2021; 1.1% in 2020). (4) For tax purposes, the investment in Colombia is measured in U.S. dollars. The devaluation (appreciation) of the Chilean peso against the U.S. dollar generates income (expense) for tax purposes without a corresponding effect on the accounting results. The amount presented here represents the income tax expense (income) for the effect of the exchange rate on the investment in Colombia. As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to protect it economically from the tax effect generated by the variation in the exchange rate. The effect of these instruments (which offsets the tax effect presented here) is recognized in the Net foreign exchange gain (loss) line of the Consolidated Statement of Income for the year. (5) Capital gains generated on sales of fixed income instruments qualifying for the tax exemption under Article 104 LIR are not subject to income tax.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 150 Note 18 - Taxes, continued d) Effect of taxes recorded in equity d.1) Tax effect of other comprehensive income that may be reclassified to income in subsequent periods: For the three-month periods ended March 31, 2022 2021 MCh$ MCh$ Effect of investments at FVTOCI 1,917 12,208 Effect of change in hedge accounting net investment (5,897) 2,607 Effect of change in cash flow hedging 2 6,978 4,108 Total charge to other comprehensive income 22,998 18,923 d.2) Other comprehensive income that will not be reclassified to income in subsequent years: For the three-month periods ended March 31, 2022 2021 MCh$ MCh$ Defined b enefit income tax (29) (146) Total charge to other comprehensive income (29) (146)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 151 Note 18 - Taxes, continued e) Deferred tax effects e.1) Total deferred taxes As of March 31, 2022 As of December 31, 2021 As of January 1, 2021 Assets Liabilities Net Assets Liabilities Net Assets Liabilities Net MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Deferred taxes with effect in income Pro vision on loan losses 139,305 — 139,305 153,727 — 153,727 183,996 — 183,996 Sundry Provisions 86,858 — 86,858 100,137 — 100,137 67,198 — 67,198 Tax loss 106,324 — 106,324 57,248 — 57,248 51,546 — 51,5 46 Leasing and other division 14,085 — 14,085 17,249 — 17,249 10,803 — 10,803 Net tax value of depreciable assets 2,119 — 2,119 1,459 — 1,459 2,231 — 2,231 Provisión asociada al personal 7,810 — 7,810 11,339 — 11,339 7,368 17 7,385 Interest and indexation on past due portfolio 5,339 — 5,339 3,919 — 3,919 6,031 — 6,031 Market value of financial instruments (22,041) — (22,041) (33,753) — (33,753) 37,517 — 37,517 Ef fect of IFRS 16 Leases 1,354 — 1,354 1,356 — 1,356 1,643 — 1,643 Unearned price difference 329 — 329 340 — 340 183 — 183 Itaú - Corpbanca business combination (15,970) — (15,970) (17 ,399) — (17,399) (17,975) — (17,975) Depreciation of plant and equipment (29,747) — (29,747) (29,541) — (29,541) (30,697) (274) (30,971) Other 3,412 — 3,412 (1,107) — (1,107) (272) 20 (252) Subtotal deferred tax assets (liabilities) thro ugh profit or loss 299,177 — 299,177 264,974 — 264,974 319,572 (237) 319,335 Deferred income taxes through other comprehensive income Tax on investments at FVTOCI 5,3 17 — 5,317 (1,803) — (1,803) (9,946) — (9,946) Tax on investments at CA 8,316 8,316 — — — — — — Taxes due to accounting hedging effect net investment 7,779 — 7,779 9,872 — 9,872 — — — Taxes due to cash flow hedging effect (1,369) — (1,369) (1,262) — (1,262) — — — Tax on defined benefit obligations 4,211 — 4,211 4,235 — 4,235 4,486 — 4,486 Other (1,911) — (1,911) (826) — (826) (2,142) — (2,142) Subtotal deferred tax assets (liabilities) through other comprehensive income 22,343 — 22,343 10,216 — 10,216 (7,602) — (7,602) Total deferred tax assets (liabilities) 321,520 — 321,520 275,190 — 275,190 311,970 (237) 311, 733 e.2) Deferred taxes by geographic area As of March 31, 2022 As of December 31, 2021 As of January 1, 2021 Chile USA (*) Colombia Total Chile USA (*) Colombia Total Chile USA (*) Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Deferred tax asset 227,065 19,201 75,254 321,520 177,223 20,447 77,520 275,190 243,897 18,663 49,410 311,970 Deferred tax liabilities — — — — — — — — — — (237) (237) Total net by geographic area 227,065 19,201 75,254 321,520 177,223 20,447 77,520 275,190 243,897 18,663 49,173 311,733 (*) Corresponds to the branch located in New York.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 152 Note 18 - Taxes, continued The effects of deferred tax assets and liabilities allocated as a result of temporary differences by geographic area are presented below. As of March 31, 2022 As of December 31, 2021 As of January 1, 2021 Chile USA (*) Colombia Total Chile USA (*) Colombia Total Chile USA (*) Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Provision on loan losses 132,581 689 6,035 139,305 138,874 718 14,135 153,727 172,045 — 11,951 183,996 Sundry Provisions 73,635 1,932 11,291 86,858 80,748 1,978 17,411 100,137 67,374 1,025 (1,201) 67,198 Subsidiary's tax loss 58,300 14,805 33,219 106,324 3,157 17,038 37,053 57,248 1,744 15,500 34,302 51,546 Leasing and other division 8,497 — 5,588 14,085 7,501 — 9,748 17,249 3,682 — 7,121 10,803 Net tax value of depreciable assets 2,119 — — 2,119 1,459 — — 1,459 2,231 — — 2,231 Provision associated with personnel 3,597 85 4,128 7,810 4,286 393 6,660 11,339 3,634 195 3,556 7,385 Interest and indexation on past due portfolio 5,339 — — 5,339 3,919 — — 3,919 6,031 — — 6,031 Market value of financial instruments (17,755) 1,799 (6,085) (22,041) (15,073) 368 (19,048) (33,753) 40,938 (448) (2,973) 37,517 Effect of IFRS 16 Leases 692 — 662 1,354 725 — 631 1,356 1,080 48 515 1,643 Unearned price difference 329 — — 329 340 — — 340 183 — — 183 CorpBanca business combination (15,970) — — (15,970) (17,446) — 47 (17,399) (17,975) — — (17,975) Depreciation of plant and equipment (30,298) (52) 603 (29,747) (29,469) (56) (16) (29,541) (31,611) (68) 708 (30,971) Other (820) 1 4,231 3,412 (969) (1) (137) (1,107) (2,523) 2,860 (589) (252) Total net assets (liabilities) 220,246 19,259 59,672 299,177 178,052 20,438 66,484 264,974 246,833 19,112 53,390 319,335 As of March 31, 2022 As of December 31, 2 021 As of January 1, 2021 Chile USA (*) Colombia Total Chile USA (*) Colombia Total Chile USA (*) Colombia Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Taxes on available-for-sale investments 414 (58) 4,961 5,317 380 9 (2,192) (1,803) (1,562) (449) (7,935) (9,946) Tax on held-to-maturity investments — — — — — — — — — — — — Tax on tax loss arising from hedges 8,316 — — 8,316 — — — — — — — — Taxes due to accounting hedging effect net investment — — 7,779 7,779 — — 9,872 9,872 — — — — Taxes due to cash flow hedging effect — — (1,369) (1,369) — — (1,262) (1,262) — — — — Tax on defined benefit obligations — — 4,211 4,211 — — 4,235 4,235 — — 4,486 4,486 Other (1,911) — — (1,911) (1,209) — 383 (826) (1,374) — (768) (2,142) Total deferred tax assets (l iabilities) through other comprehensive income 6,819 (58) 15,582 22,343 (829) 9 11,036 10,216 (2,936) (449) (4,217) (7,602) Total deferred taxes 227,065 19,201 75,254 321,520 177,223 20,447 77,520 275,190 243,897 18,663 49,173 311,733 (*) Corresponds to the branch located in New York.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 153 Note 18 - Taxes, continued f) Summary of total deferred taxes The following is a summary of deferred taxes, considering both their effect on shareholders' equity and income. As of March 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Deferred tax assets Through other comprehensive income 22,343 9,454 (7,602) Throu gh income 299,177 265,736 319,572 Total deferred tax assets 321,520 275,190 311,970 Deferred tax liabilities Through other comprehensive income — — — Through income — — (237) Total deferred tax liabilities — — (237)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 154 Note 19 – Other Assets a) As of March 31, 2022, December 31, 2021 and January 1, 2021, the composition of the item is as follows: As of March 31 2022 As of December 31 2021 As of January 01 2021 MCh$ MCh$ MCh $ Other assets Assets to be leased out as lessor (1) 28,520 29,241 10,807 Cash collateral provided for derivative financial transactions 416,575 582,448 413,649 Receivables from brokerage of financial instruments 16,116 33,137 26,589 Accounts receivable from third parties 106,716 96,244 46,175 Investment properties 3,483 1,169 1,268 VAT credit receivable 4,314 5,034 3,562 Prepaid expenses 27,336 27,538 26,629 Valuation adjustments for macro hedges (2) 2,713 4,635 49,316 Other cash collateral provided (3) 2,829 2,997 3,072 Pending transactions 24,818 10,023 — Other assets 26,657 16,273 7,075 Total 660,077 808,739 588,142 (1) Correspond to assets available to be delivered under the financial lease modality. (2) Correspond to the balances of the valuation at market value of the net assets or liabilities hedged in a macro hedge. (3) Correspond to guarantees associated with certain derivative contracts. These guarantees operate when the valuation of the derivatives exceeds the thresholds defined in the respective contracts and may be in favor of or against the Bank.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 155 Note 20 - Non-Current Assets and Disposable for Sale Group and Liabilities Included in Disposable for Sale Groups a) The composition of non-current assets and disposal group for sale and liabilities in disposal group held for sale is as follows: As of March 31 2022 As of December 31 2021 As of January 01 2021 MCh$ MCh$ MCh$ Assets received in lieu of payment or foreclosed at j udicial auction Assets received in lieu of payment 17,084 16,959 16,055 Assets foreclosed in judicial auction 2,565 2,833 6,260 Provisions for assets received in payment or foreclosed at judicial auction (15,149) (14,404) (13,30 6) Non - current assets held for sale Investments in companies 1,746 1,746 — Intangible assets — — — Fixed assets 472 478 1,809 Assets for recovery of assets assigned in financial leasing transaction s 6,203 6,412 3,806 Oth er assets — — — Disposable groups for sale — — — Subtotal 12,921 14,024 14,624 Liabilities included in disposable groups for sale — — — Subtotal — — — Total 12,921 14,024 14,624 b) The changes in provisions for assets received in lieu of payment as of March 31, 2022 and December 31, 2021, are as follows: As of March 31 2022 As of December 31 2021 MCh$ MCh$ Balances at January 01 (14,404) (13,306) Rel ease of provisions 433 1, 659 Creation of provisions (1,223) (2,538) Exchange differences 45 (219) Total (15,149) (14,404)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 156 Note 21 - Financial liabilities held for trading at fair value through profit or loss a) As of March 31, 2022, December 31, 2021 and January 1, 2021, the detail of financial liabilities held for trading at fair value through profit or loss is as follows: de re As of March 31 2022 As of December 31 2021 As of January 01 2021 MCh$ M Ch$ MCh$ Derivatives held for trading 2,522,264 2,757,342 3,511,141 Other financial instruments held for trading — — — Total 2,522,264 2,757,342 3,511,141 b) Portfolios detail As of March 31, 2022, December 31, 2021 and January 1, 2021, the detail of the portfolio of derivative financial instruments is as follows: As of March 31, 2022 Notional amount Fair value On demand Up to 1 month Over 1 month less than 3 months Over 3 months up to 1 year Between 1 and 3 years Over 3 up to 5 years More than 5 years Total Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivative financial instruments Currency forwards — 203,91 0 271,538 5,490,326 970, 621 107,666 169,000 7,213,061 243,494 Interest rate swaps — 224,481 207,719 1,621,006 2,954,795 2,764,169 3,151,265 10,923,435 793,258 Currency and interest rate swaps — — — 3,077,845 8,35 5,245 6,684,791 8,791,969 26,909,850 1,484,696 Currency call options — 3,933 6,458 1,252 — — — 11,643 106 Currency put options — 3,972 11,924 4,235 — — — 20,131 710 Total — 436,296 497,639 10,194,664 12,280,661 9,556,626 12,1 12,234 45,078,120 2,522,264

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 157 Note 21 - Financial liabilities held for trading at fair value through profit or loss, continued As of December 31, 2021 Notional amount Fair value On demand Up to 1 month Over 1 month less than 3 months Over 3 months up to 1 year Between 1 and 3 years Over 3 up to 5 years More than 5 years Total Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivative financial instru ments Currency forwards — 2,293,451 1,900,241 1,607,617 585,716 84,120 208,116 6,679,261 280,574 Interest rate swaps — 34,012 364,081 859,740 2,423,081 2,524,421 2,562,705 8,768,040 931,445 Currency and interest rate swaps — 456,447 1,733,475 3,875,370 8,275,215 7,384,935 9,863,248 31,588,690 1,544,949 Currency call options — 3,200 2,939 4,021 — — — 10,160 343 Currency put options — 1,317 2,077 4,414 — — — 7,808 31 Total — 2,788,427 4,002,813 6,351,162 11,284,012 9,993,476 12,634,069 47,053,959 2,757,342 As of January 1, 2021 Notional amount Fair val ue On demand Up to 1 month Over 1 month less than 3 months Over 3 months up to 1 year Between 1 and 3 years Over 3 up to 5 years More than 5 years Total Liabilities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivative financial instrument s Currency forwards — 3,835,246 2,061,160 1,419,591 458,037 134,107 169,000 8,077,141 333,356 Interest rate swaps — 66,272 268,920 953,275 2,598,367 2,739,198 2,142,950 8,7 68,982 775,122 Currency and interest rate swaps — 1,569,537 1,950,071 6,017,691 8,896,861 8,038,286 9,704,176 36,176,622 2,401,306 Currency call options — 3,112 6,322 15,405 — — — 24,839 271 Currency put options — 1,188 4,565 5,786 — — — 11,539 1,086 Total — 5,475,355 4,291,038 8,411,748 11,953,265 10,911,591 12,016,126 53,059,123 3,511,141 As of March 31, 2022, December 31, 2021 and January 1, 2021, the Bank has no other financial instruments classified as financial liabilities held for trading at fair value through profit or loss.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 158 Note 22 - Financial liabilities at amortized cost a) Financial liabilities at amortized cost As of March 31, 2022, December 31, 2021 and January 1, 2021, the composition of financial liabilities at amortized cost is as follows: As of March 31 2022 As of December 31, 2021 As of January 01 2021 MCh$ MCh$ MCh$ Demand deposits and other obligations Checking accounts 4,563,819 4,664,214 4,038 ,469 Demand deposit accounts 2,152,265 2,341,824 1,680,812 Other demand deposits 175,566 214,197 171,542 Obligations for reserve accounts for payment cards — — — Other obligations on demand 352,210 35 5,860 306,583 Subtotal 7, 243,860 7,576,095 6,197,406 Term deposits and other term loans Time deposits 10,234,500 10,076,331 11,413,370 Term savings accounts 21,305 21,112 19,467 Other term credit balances — — 227 Subto tal 10,255,805 10,097,443 11,433,064 Obligations under repurchase agreements Transactions with domestic banks — — — Transactions with foreign banks — — — Transactions with other entities in the country 909,917 212,356 399 ,593 Transactions with other entities abroad 74,993 253,650 239,258 Subtotal 984,910 466,006 638,851 Obligations with banks Banks in the country 31,323 — — Foreign banks 1,712,599 1,911,181 1,541,752 Central Bank of Chil e 3,007,200 3,007,242 2, 257,226 Foreign central banks — — — Subtotal 4,751,122 4,918,423 3,798,978 Debt instruments issued Letters of credit 22,573 24,035 30,846 Bonds 5,868,917 5,585,760 5,092,979 Subtotal 5,891 ,490 5,609,795 5,123,825 Other financial obligations Other financial obligations with the public sector — — — Other financial obligations in the country 43,088 42,435 13,123 Other financial obligations abroad — — — Subtotal 43,088 42,435 13,123 T otal 29,170,275 28,710,197 27,205,247

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 159 Note 22 - Financial liabilities at amortized cost, continued b) Obligations under repurchase agreements As of March 31, 2022, December 31, 2021 and January 1, 2021, the detail of instruments sold under repurchase agreements is as follows: As of March 31 2022 Obligations under repurchase agreements On demand Up to 1 month Over 1 month less than 3 months Over 3 months up to 1 year Between 1 and 3 years Over 3 up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Transactions with domestic banks Repurchase agreements with other banks — — — — — — — — Rep urchase agreements with Chilea n Central Bank — — — — — — — — Other securities — — — — — — — — Transactions with foreign banks — Repurchase agreements with other banks — — — — — — — — R epurchase agreements with fore ign Central Banks — — — — — — — — Other securities — — — — — — — — Transactions with other domestic entities — Repurchase agreements — 909,880 37 — — — — 909,917 Other securities — — — — — — — — Transactions with other foreign entities — Repurchase agreements — 74,993 — — — — — 74,993 Other securities — — — — — — — — Total — 984,873 37 — — — — 984,91 0 As of January 01, 2021 Obligations under repurchase agreements On demand Up to 1 month Over 1 month less than 3 months Over 3 months up to 1 year Between 1 and 3 ye ars Over 3 up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Transactions with domestic banks Repurchase agreements with other banks — — — — — — — — Repurchase agreements with Chilean Central Bank — 6 — — — — — 6 Other securities — — — — — — — — Transactions with foreign banks — Repurchase agreements with other banks — — — — — — — — Repurchase agreements with foreign Central Banks — — — — — — — — Other securities — — — — — — — — Transactions with other domestic entities — Repurchase agreements — 118,969 1,100 — — — — 120,069 Other securities — — — — — — — — Transactions with other foreign entities — Repurchase agreements — 518,776 — — — — — 518,776 Other securities — — — — — — — — Total — 637,751 1,100 — — — — 638,851

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 160 Note 22 - Financial liabilities at amortized cost, continued As of December 31 2021 Obligations under repurchase agreements and securities loans On demand Up to 1 month Over 1 month less than 3 months Over 3 months up to 1 year Between 1 and 3 years Over 3 up to 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Transactions with domestic banks Repurchase agreements with other banks — — — — — — — — Repurchase agreements with Chilean Central Bank — — — — — — — — Other securities — — — — — — — — Transactions with foreign banks — Repurchase agreements with other banks — — — — — — — — Repurchase agreements with foreign Central Banks — — — — — — — — Other securities — — — — — — — — Transactions with other domestic entities — Repurchas e agreements — 212,193 1 64 — — — — 212,357 Other securities — — — — — — — — Transactions with other foreign entities — Repurchase agreements — 253,649 — — — — — 253,649 Other securitie s — — — — — — — — Total — 465,842 164 — — — — 466,006

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 161 Note 22 - Financial liabilities at amortized cost, continued c) Obligations with banks As of March 31, 2022, December 31, 2021 and January 1, 2021, the composition of the item "Obligations with Banks" is as follows: As of March 31 As of December 31 As of January 1, 2021 2022 2021 2021 MCh$ MCh$ MCh$ Loans and other obligations Central Bank of Chile (*) 3,007,200 3, 007,242 2,257,226 Banks in the country 31,323 — — Subtotal 3,038,523 3,007,242 2,257,226 Loans from Financial Institutions abroad Banco Caja Social — 58,893 — Banco Itaú Paraguay S.A. — 8,450 - Banco de Bogotá — — 4,156 Banco Latinoamerican o de Exportación (BLADEX) 66,903 62,891 60,759 Banco República 4,188 330 — Bancoldex S.A. (Colombia) 25,437 22,037 11,123 Bank of America, N.A. 113,915 79,744 92,395 Bank of Montreal 148,378 15 8,526 113,404 Bank of New Y ork 3,935 42,204 56,858 Bank of Nova Scotia 114,742 141,455 82,324 BBVA Asset Management Continental S.A. (Perú) 28,390 44,987 75,057 BNP Paribas 126,050 118,551 92,167 Citibank N.A. 78,560 42,2 04 37,522 Cobank C.B. 41, 395 51,603 16,258 Commerzbank A.G. — 15 24,055 Corporación Andina de Fomento — 84,408 71,073 Credicorp Capital SASAF 47,270 96,775 175,854 Deutsche Bank AG 55,671 84,177 74,220 Findeter S.A. Fi nanciera del Desarrollo Territ orial 59,250 55,505 44,100 IFC Corporación Financiera Internacional 83,208 88,080 82,561 Interfondos S.A. Sociedad Administradora de Fondos 16,895 — 20,105 La Caixa 56,248 17,942 25,690 Scotia Fondo s Sociedad Administradora de Fondos S.A. 32,638 14,408 24,280 Standard Chartered Bank 3,172 — — Sumitomo Mitsui Banking Corporation 291,285 368,250 217,347 Unicredit Bank 7,856 16,638 14,220 Wells F argo Bank, N.A. 255,271 20 2,629 67,519 Zuercher Kantonalbank 3,887 - 7,044 Other banks 48,055 50,479 51,661 Subtotal 1,712,599 1,911,181 1,541,752 Total 4,751,122 4,918,423 3,798,978 (*) Corresponds to funds obtained through the use of the Conditional Credit Facility to Increase Loans (FCIC) granted by the Chilean Central Bank in response to tensions generated by the spread of the COVID-19 virus. The loans obtained through FCIC are guaranteed by high credit quality loans and / or bonds issued by the Chilean Central Bank and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from March 30, 2020, until March 30, 2024. The FCIC accrues at the Monetary Policy Rate (MPR) in effect on the date of each transaction.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 162 Note 22 - Financial liabilities at amortized cost, continued Other operating income Other operating income is detailed as follows: As of March 31 As of December 31 As of January 1, 2021 2022 2021 2021 MCh$ MCh$ MCh$ Matures on demand — — — Matures up to 1 month 1,067,379 171,624 103,194 Matures more than 1 month - less than 3 months 609,412 132,457 119,061 Matures more than 3 months - up to 1 year 3,019,396 1,420,184 719,885 Matures between 1 year and 3 years 17,282 3,137,074 970,809 Matures more than 3 years up to 5 years 28,482 45,985 1,863,565 Matures after 5 years 9,171 11,099 22,464 Total 4,751,122 4,918,4 23 3,798,978 (d) Debt instruments issued As of March 31, 2022, December 31, 2021 and January 1, 2021, the composition of the item is as follows: As of March 31 As of December 31 As of January 01 2022 2021 2021 M Ch$ MCh$ MCh$ Debt inst ruments issued Letters of credit 22,573 24,035 30,846 Senior bonds 5,868,917 5,585,760 5,092,979 Mortgage bonds — — — Subtotal 5,891,490 5,609,795 5,123,825 Other financial obligations Obligations with the public sector — — — Other obligations in the country 43,088 42,435 13,123 Foreign obligations — — — Subtotal 43,088 42,435 13,123 Total 5,934,578 5,652,230 5,136,948

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 163 Note 22 - Financial liabilities at amortized cost, continued Debts classified as short-term are those that constitute demand obligations or that will mature in a period equal to or less than one year. All other debts are classified as long-term. The detail is as follows: As of March 31, 2022 Short - term Long - term Total MCh$ MCh$ MCh$ Letters of credit 6,531 16,042 22,573 Senior bonds 510,629 5,358,288 5,868,917 Mortgage bonds — — — Debt instruments issued 517,160 5,374,330 5,89 1,490 Other financial obligations 43,088 — 43,088 As of December 31, 2021 Short - term Long - term Total MCh$ MCh$ MCh$ Letters of credit 6,809 17,226 24,035 Senior bonds 506,250 5,079,510 5,585,760 Mortgage bonds — — — Debt instruments issued 513,059 5,096,736 5,609,795 Other financial obligations 42,435 — 42,435 As of January 1, 2021 Short - term Long - t erm Total MCh$ MCh$ MCh$ Letters of credit 6,595 24,251 30,846 Senior bonds 321,678 4,771,301 5,092,979 Mortgage bonds — — — Debt instruments issued 328,273 4,795,552 5,123,825 Other financial obligations 13,123 — 13,123 Further details, including maturities, are presented below for each type of debt instrument issued, for the balances as of March 31, 2022, December 31, 2021 and January 1, 2021. d.1) Letters of credit Details of maturities of letters of credit are as follows: As of March 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Matures on demand — — — Matures up to 1 month 1,434 1,413 1,640 Matures more than 1 month - less than 3 months 111 1,340 545 Matures more than 3 months - up to 1 year 4,986 4,056 4,410 Matures between 1 year and 3 years 8,265 8,424 10,706 Matures more than 3 years up to 5 years 3,961 4,852 8,028 Matures after 5 years 3,816 3,950 5,517 To tal 22,573 24,035 30,846

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 164 Note 22 - Financial liabilities at amortized cost, continued d.2) Senior bonds The following table presents a detail of senior bonds by type of currency: As of March 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Bonds in UF 4,937,893 4,651,061 4,134,994 Bonds in CLP 349,216 352,171 399,992 Bonds in COP 581,808 582,528 557,993 Total 5,868,917 5,585,760 5,092,979 Details of maturities of senior bonds are as follows : Al 31 de marzo de As of December 31 Al 01 de enero de 2022 2021 2021 MCh$ MCh$ MCh$ Matures on demand — — — Matures up to 1 month 32,031 89 ,337 29,363 Matures more th an 1 month - less than 3 months 98,570 31,211 — Matures more than 3 months - up to 1 year 380,028 385,702 292,315 Matures between 1 year and 3 years 1,012,118 972,128 795,538 Matures more than 3 years up to 5 years 1,542,014 1,547 ,809 1,182,550 Matures after 5 years 2,804,156 2,559,573 2,793,213 Total 5,868,917 5,585,760 5,092,979 The following is a detail of current bond placements: Placements made during the period ended on March 31, 2022: Amount Rate of Date of Date of Series Currency placed Term issue placement maturity BITACT0418 UF 1,500,000 8 years and 2 months 2.00% p.a. 25/02/2022 09/10/2027 BITACV04 18 UF 3,000,000 8 years an d 2 months 2.00% p.a. 03/03/2022 09/10/2029 BITACU0418 UF 2,000,000 6 years and 1 month 2.00% p.a. 18/03/2022 09/10/2028 Total 6,500,000

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 165 Note 22 - Financial liabilities at amortized cost, continued Placements made during the year ended December 31, 2021: Amount Rate of Date of Date of Series Currency placed Term issue placement maturity BITADD0919 UF 1,000,000 8 years and 2 months 0.75% p.a. 15/01/2021 09/03/2029 BITADD0919 UF 1,000,000 8 years and 2 months 0.75% p.a. 19/01/2021 09/03/2029 BITADB0919 UF 1,000,000 6 years and 1 month 0.75% p.a. 10/02/2021 09/03/2027 BITADB0919 UF 2,000,000 6 years 0.75% p.a. 11/03/2021 09/03/2027 BITADD0919 UF 500,000 7 years and 11 months 0.75% p.a. 09/04/2021 09/03/2029 BITADD0919 UF 1,500,000 7 years and 10 months 0.75% p.a. 31/05/2021 09/03/2029 BITACW0418 UF 2,000,000 9 years and 1 month 2.00 % p.a. 27/08/2021 09/10/2030 BITADB0919 UF 1,000,000 5 years and 6 months 0.75% p.a. 14/09/2021 09/03/2027 BITADB0919 UF 1,000,000 5 years and 6 months 0.75% p.a. 15/09/2021 09/03/2027 BITACN0419 CLP 60,000,000,000 4 years and 5 mont hs 2.50% per annum 21/10/202 1 01/04/2026 BITACW0418 UF 5,500,000 8 years and 11 months 2.00% p.a. 26/10/2021 09/10/2030 BITACT0418 UF 2,000,000 5 years and 11 months 2.00% p.a. 26/10/2021 09/10/2027 BITACV0418 UF 3,000,000 7 years a nd 11 months 2.00% p.a. 03/1 1/2021 09/10/2029 BITACT0418 UF 2,000,000 5 years and 11 months 2.00% p.a. 03/11/2021 09/10/2027 Total CLP 60,000,000,000 Total UF 23,500,000 Amount Rate of Date of Date of Series Currency placed Term issue placement maturity SUBSERIE C36 COP 182,310,000,000 3 years 1.76% p.a. 29/06/2021 29/06/2024 SUBSERIEC120 COP 151,094,000,000 10 years 3.72% p.a. 29/06/20 21 29/06/2031 Total 333 ,404,000,000 Placements made during the year ended January 1, 2021: Amount Rate of Date of Date of Series Currency placed Term issue placement maturity BITACR0418 UF 500,000 5 years and 8 months 2.00 % p.a. 14 - 01 - 2020 09 - 10 - 2025 BITACR0418 UF 1,000,000 5 years and 8 months 2.00 % p.a. 14 - 01 - 2020 09 - 10 - 2025 BITACR0418 UF 500,000 5 years and 8 months 2.00 % p.a. 14 - 01 - 2020 09 - 10 - 2025 BITACR0418 UF 3,000, 000 5 years and 8 months 2.00 % p.a. 08 - 04 - 2020 09 - 10 - 2026 BITACT0418 UF 3,000,000 5 years and 8 months 2.00 % p.a. 08 - 04 - 2020 09 - 10 - 2025 Total 8,000,000 Amount Ra te of Date of Date of Series Currency placed Term issue placement maturity SERIES A - 60 COP 148,100,000,000 5 years 6.00 % p.a. 27/02/2020 27/02/2025 U SERIES - 120 COP 351,837,710,484 10 years 2.71% p.a. 2 7/02/2020 27/02/2030 SERIES A SUBSERIES A60 COP 165,915,000,000 5 years 4.83% annual 29/09/2020 29/09/2025 SUBSERIE B36 COP 134,100,000,000 3 years 1.28% p.a. 29/09/2020 29/09/2035 Total 799,952,710,484

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 166 Note 22 - Financial liabilities at amortized cost, continued d.3) Mortgage bonds As of March 31, 2022, December 31, 2021 and January 1, 2021, no mortgage bond placements have been made. e) Other financial obligations As of March 31 As of December 31 As of January 1 2022 2021 2021 MCh$ MCh$ MCh$ Matures within 1 year — — — Matures between 1 and 2 years — — — Matures between 2 and 3 years — — — Matures between 3 and 4 years — — — Matures between 4 and 5 years — — — Matures after 5 years — — — Total financial obligations — — — Other short - term financial obligations Amounts due to credit card transactions 43,088 42,435 13,123 Other — — — Total other financial obligations 43,088 42,435 13,123 As of March 31, 2022 and December 31, 2021 the Bank has had no principal, interest or other defaults on its debt instruments issued.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 167 Note 23 - Regulatory capital financial instruments issued. a) As of March 31, 2022, December 31, 2021 and January 1, 2021, the composition of this item is as follows: As of March 31 2022 As of December 31 2021 As of January 01 2021 MCh$ MCh$ MCh$ Subordinated bonds 1,156,027 1,153,045 1,081,031 Subordinated bonds with tr ansitional recognition — — — Subordinated bonds 1,156,027 1,153,045 1,081,031 Bonds with no fixed maturity — — — Preferred shares — — — Regulatory capital financial instruments issued 1,156,02 7 1,153,045 1,081,031 b) As of March 31, 2022, December 31, 2021 and January 1, 2021, the changes in this caption are as follows: Preferred shares Subordinated bonds Bonds with no fixed maturity Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 — 1,153,045 — 1,153,045 New instruments issued — — — — Transaction costs — — — — Amortization of transaction costs deferred in the income statement — — — — Interest accrued at effective int erest rate — 13,240 — 13,240 Acquisition or redemption by issuer — — — — Modification s on debt conditions — — — — Payment of interest to the holder — (22,417) — (22,417) Payment of principal to the holder — — — — Inflation indexation and/or the exchange rate adjustments — 21,066 — 21,066 Exchange differences — (8,907) — (8,907) Depreciation — — — — Valuation — — — — Expiration — — — — Conversion to common shares — — — — Other — — — — Balances as of March 31, 2022 — 1,156,027 — 1,156,027

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 168 Note 23 - Regulatory equity financial instruments issued, continued Preferred shares Subordinated bonds Bonds with no fixed maturit y Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 — 1,081,031 — 1,081,031 New instruments issued — — — — Transaction costs — — — — Amortization of transaction costs deferred in the income statement — — — — Interest accrued at effecti ve interest rate — 48,389 — 48,389 Acquisition or redemption by issuer — — — — Modifications on debt conditions — — — — Payment of interest to the holder — (46,911) — (46,911) Payment of pri ncipal to the holder — (6, 826) — (6,826) Inflation indexation and/or the exchange rate adjustments — 55,117 — 55,117 Exchange differences — 22,245 — 22,245 Depreciation — — — — Valuation — — — — Expiration — — — — Conversion to comm on shares — — — — Other — — — — Balances as of December 31, 2021 — 1,153,045 — 1,153,045 c) As of March 31, 2022, December 31, 2021 and January 1, 2021, the Bank has not made interest payments on bonds with no fixed maturity date and preferred stock dividends. d) Below is a detail of the regulatory capital financial instruments issued due, for balances as of March 31, 2022, December 31, 2021 and January 1, 2021:  As of March 31, 2022, December 31, 2021 and January 01, 2021, the Bank does not present issuance or placement of subordinated bonds.  As of March 31, 2022, December 31, 2021 and January 1, 2021, the Bank has not issued or placed any bonds with no fixed maturity.  As of March 31, 2022, December 31, 2021 and January 1, 2021, the Bank has not issued any preferred shares.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 169 Note 24 – Provisions for contingencies As of March 31, 2022, December 31, 2021 and January 1, 2021, the Bank has recorded the following movements in its provisions: a) Detail of provisions As of March 31 2022 As of December 31 2021 As of January 01 2021 MCh$ MCh$ MCh$ Provisions for employee benefit obligations 86,192 116,274 90,739 Provisions of a foreign bank branch for remittances of profits to its parent company — — — Provisions for restructuring plans 8,369 11,202 7,190 Provisions for trials and litigation 2,014 2,024 1,810 Provisions for obligations of loyalty programs and merits for clients 16,883 15,735 13,986 Provisions for operational risk 465 311 2,104 Other provisions for other contingencies 3,723 3,729 6,184 Total 117,646 149,275 122,013 b) The movement of provisions for the periods ended March 31, 2022, December 31, 2021 and January 1, 2021 is shown below: Provisions Employee benefits and compensation (i) Restructuring plans lawsuits and litigation Customer loyalty and merits program obligations Other Provisions for contingencies Opera tional risk Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 116,274 11,202 2,024 15,736 3,728 311 149,275 Provisions applied (17,531) — 257 1,190 125 — (15,959) Provisions established (4,203) — (48) (61) — 154 (4,158) Pr ovisions released (8,130) (2,833) (216) — (36) — (11,215) Reclassifications 17 — — — — — 17 Other movements (233) — (3) 18 (96) — (314) Balanc es as of March 31, 2022 86,1 94 8,369 2,014 16,883 3,721 465 117,646

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 170 Note 24 – Provisions for contingencies, continued Provisions Employee benefits and compensation (i) Restructuring plans lawsuits and litigation Customer loyalty and merits program obligations Other Provisions for contingencies Operational risk Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 90,739 7,190 1,810 13, 986 6,183 2,105 122,013 Provisions applied (46,062) — (146) (3,973) — — (50,181) Pr ovisions established 170,962 4,012 4,039 5,712 464 311 185,500 Pr ovisions released (96,264) — (3,835) — (2,542) (2,105) (1 04,746) Reclassifications — — — — — — — Other movements (3,101) — 156 11 (377) — (3,311) Balances as of December 31, 2021 116,274 11,202 2,024 15,736 3,728 311 149,275

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 171 Note 24 – Provisions for contingencies, continued c) Provisions for employee benefit obligations As of March 31 As of December 31 As of January 01 Reference 2022 2021 2021 MCh$ MCh$ MCh$ Provision of short - term employee benefits 30,422 5 3,388 33,994 Provision of benefits to post-employment employees (d.2) — — — Provision of long - term employee benefits 17,046 16,822 13,681 Provision of benefits to employees for termination of employment contract (d.1) (d.2) (d.3) (d.4) 7,036 11,042 3,375 Pro vision for payments to employees based on shares or equity instruments — — — Provision for obligations for defined contribution post-employment plans — — — Provision for obligations for post - employment define d benefit plans 26,570 2 6,889 31,531 Provision for other staff obligations (*) 5,118 8,133 8,158 Total 86,192 116,274 90,739 (*) Includes the provision for the payment of performance bonuses, national holiday bonuses, year-end bonuses and other compensation of a similar nature to employees. d) The detail of the main aspects of long-term employee benefits is presented below: d.1) Compensation for years of service (long-term) Description: Annual payment in the month in which the employee completes years of service (every 5 years, from 5 to 50 years of service) Colombia. Financing: The method called “Projected Unit Credit” (“Projected Unit Credit”) was used to determine the present value of the defined benefit obligation and the corresponding cost for services. For all active Plan participants, the “projected earned benefit” is based on the Plan formula and years of service as of the calculation date, but using average salary, social security benefits, etc., projected to the date of calculation. age at which the employee is assumed to stop providing services. For inactive members instead, it is the total benefit. The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 172 Note 24 – Provisions for contingencies, continued The summary of the economic assumptions used for the periods March 31, 2022, December 31, 2021 and January 1, 2021 is as follows: As of March 31 2022 As of December 31 2021 As of January 01 2021% % % Assumptions Discount rate 7.00 7.00 5.00 Expected rate of salary increase 7.70 7.70 4.50 Movements in the present value of the obligation for this type of benefit and the amounts recognized in the Consolidated Income Statement are determined using the projected unit credit method and consist of the following: 2022 2021 2020 MCh$ MCh$ MCh$ Balances as of January 1 9,061 9,300 9,814 Net benefit cost 312 656 1,191 Payment (260) (1,006) (820) Provisions recorded — — — Exchange differences (39) 111 (885) Balances as of December 31 9,074 9,061 9,300 The detail of the net benefit cost is as follows: As of March 31 2022 As of December 31 2021 As of January 01 2021 MCh$ MCh$ MCh$ Current benefit cost 164 209 681 Interest expense on the obligation 148 447 510 Total 312 656 1,191 d.2) Pension plan Description: Old Age or Survivors Pension in accordance with the Social Security Law in Colombia and benefits acquired with the Entity. Financing: The “Projected unit credit” method is the method used to determine the present value of the benefit obligation and the cost associated with it. Under this method, the obligation for benefits is the present value of the current benefits for past services, but calculating the plan benefit based on the projected salary on the date on which the participant is assumed to receive the benefit. The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 173 Note 24 – Provisions for contingencies, continued The detail of the net benefit cost is as follows: As of March 31 2022 As of December 31 2021 As of January 01 2021% % % Assumptions Discount rate 7.50 7.50 4.25 Expected rate of pay increase 5.20 5.20 3.00 Inflation r ate 5.20 5.20 3.00 The detail of the movements of the balances of the Pension Plan is as follows: 2022 2021 2020 MCh$ MCh$ MCh$ Balances as of January 1 26,889 31,531 35,166 Interest expense on the obligation 479 1,606 1,911 Payment (683) (3,238) (3,260) Actuarial losses (gains) — (3,389) 885 Exchange differences (115) 379 (3,171) Balances as of March 31 26,570 26,889 31,531 d.3) Retroactive severance plan Description: Retroactive severance plan prior to Law 50 of 1990 in Colombia. Financing: The method called “Projected Unit Credit” (“Projected Unit Credit”), in English, was used to determine the present value of the defined benefit obligation and the corresponding cost for services. For all active Plan participants, the “projected earned benefit” is based on the Plan formula and years of service as of the calculation date, but using average salary, social security benefits, etc., projected to the date of calculation. age at which the employee is assumed to stop providing services. For inactive members instead, it is the total benefit. The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity. The summary of the economic assumptions is as follows: As of March 31 As of December 31 As of January 01 2022 2021 2021% % % Assumptions Discount rate 5.75 5.75 4.25 Expect ed rate of pay increase 7.70 7.70 4.50 Inflation rate 5.20 5.20 3.00

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 174 Note 24 – Provisions for contingencies, continued The movements for this benefit during the three-month period ended March 31, 2022 and 2021 are detailed below: 2022 2021 MCh$ MCh$ Balances as of January 1 297 296 Current service cost 19 109 Interest expense on debentures 4 11 Actuarial losses (gains) — (36) Payment of benefits (37) (87) Exchange differences (1) 4 Bal ances as of March 31 282 2 97 d.4) Retirement Bonus Plan Description: Payment of a fixed amount at the time of retirement for retirement. Financing: The method called "Projected unit credit" is the method used to determine the present value of the obligation for benefits and the cost associated with it. Under this method, the obligation for benefits is the present value of the current benefits for past services, but calculating the plan benefit based on the projected salary on the date on which the participant is supposed to receive the benefit. The summary of the economic assumptions is as follows: As of March 31 As of December 31 As of January 01 2022 2021 2021% % % Assumptions Discount rate 7.5 7.5 5.5 Expected rate of pay increase 7.2 7.2 4.0 Inflation rate 5.2 5.2 3.0 The amounts recognized for this benefit were as follows: 2022 2021 MCh$ MCh$ Balances at January 1 670 689 Current service cost — 49 Interest expense 22 36 Actuarial losses (gains) — (97) Payment of benefits (6) (17) Exchange differences (3) 10 Balances as of March 31 683 670

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 175 Note 24 – Provisions for contingencies, continued The effect recorded in the Interim Consolidated Statement of Other Comprehensive Income as of March 31, 2022 and 2021, is as follows: 2022 2021 2020 MCh$ MCh$ MCh$ Pension plan — (3,389) 885 Retroactive severance plan — (36) (29) Retirem ent Bonus Plan — (97) 33 Total recognition of defined benefit obligations — (3,522) 889 Future payments Future actuarial calculations may differ from the calculations presented, due to the following factors:  The experience of the plans differs from those anticipated by the selected economic and demographic assumptions.  Changes in economic and demographic assumptions.  Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan).  Changes in the characteristics of the plan or applicable law, and with respect to it, there are no significant events affecting the results presented since the last valuation. Below is the detail of future payments for 2022 and 2021: Severance Plan 2022 indemnity Plan of Retroactive bonus (long term) pensions Severance plan for retirement MCh$ MCh$ MCh$ MCh$ Year 2022 689 1,920 28 65 Year 2023 1,101 2,460 56 42 Year 2024 1,101 2,400 66 47 Year 2025 873 2,378 29 38 Year 2026 783 2,349 15 40 Year 2027 - 2032 4,592 11,113 43 196

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 176 Note 24 – Provisions for contingencies, continued Severance Plan 2020 indemnity Plan of Retroactive bonus (long term) pensions Severance plan for retirement MCh$ MCh$ MCh$ MCh$ Year 2021 953 2,614 65 72 Year 2022 1,105 2,471 56 42 Year 2023 1,105 2,410 66 48 Year 2024 877 2,388 29 38 Year 2025 786 2,360 15 40 Year 2026 - 2030 4,612 11,161 43 197

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 177 Note 25 - Provisions for Dividends, Interest Payments and Repricing of Regulatory Capital Financial Instruments Issued a) The breakdown of the item as of March 31, 2022, December 31, 2021 and January 1, 2021 is as follows: As of March 31 2022 As of December 31 2021 As of January 1, 2021 Provision for payment of common stock dividends 31,844 83,342 — Provision for payment of dividends on preferred shares — — — Provision for payment of interest on bonds with no fixed term to maturity — — — Provision for bond repricing with no fixed term to maturity — — — Total 31,844 83,342 — b) The changes in this caption as of March 31, 2022, December 31, 2021 and January 1, 2021 are presented below: Provision for dividends Provision for payment of interest on bonds with no fixed term to maturity Provision for bond repricing with no fixed term to maturity MCh$ MCh$ MCh$ Balances as of January 1, 2022 83,342 — — Provisions recorded 31,844 — — Application of provisions (83,342) — — Release of provisions — — — Reclassifications — — — Other movements — — — Balances as of March 31, 2022 31,844 — — Provision for dividends Provision for payment of interest on bonds with no fixed term to maturity Provision for bond repricing with no fixed term to maturity MCh$ MCh$ MCh$ Balances as of January 1, 2021 — — — Provisions recorded 83,342 — — Application of provisions — — — Release of provisions — — — Re classifications — — — O ther movements — — — Balances as of December 31, 2021 83,342 — —

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 178 Note 26 – Other provisions for credit risks a) Details of other provisions for credit risk for the years ended March 31, 2022, December 31, 2021 and January 1, 2021 are summarized as follows: As of March 31 As of December 31 As of January 01 2022 2021 2021 Other provisions for credit risk MCh$ MCh$ MCh$ Provisions for contingent loans risk Collateral and guarantees 11,415 12, 545 9,852 Confirmed foreign letters of credit 817 695 672 Transactions related to contingent payments 13,348 12,569 12,911 Available on demand credit lines — — — Other credit commitments 3,785 3,001 8,304 Available on demand credit lines with immediate cancellation 9 ,303 8,916 4,715 Commitments to purchase local currency debt abroad 44 48 14 Loans for higher education studies law No. 20,027 (CAE) 424 478 469 Other contingent credit — — — Subtotal 39,136 38,252 36,937 Provisions for country risk for transactions with debtors domiciled abroad 5,006 6,064 5,072 Other provisions for foreign loans — — — Additional provisions for loans Additional provisions for commercial loans 83,471 76,851 53,37 3 Additional provisions for m ortgage loans 12,022 12,022 15,500 Additional provisions for consumer loans 44,380 44,450 68,975 Subtotal 139,873 133,323 137,848 Provisions for adjustments to the minimum required provision for normal portfol io with individual assessment Adjustment to minimum allowance for domestic Interbank loans — — — Adjustment to minimum allowance for domestic commercial loans — — — Adjustment to minimum allowance for domestic contingent loans — — — Adjustm ent to minimum allowance for f oreign Interbank loans — — — Adjustment to minimum allowance for foreign commercial loans — — — Adjustment to minimum allowance for foreign loans abroad — — — Subtotal — — — Provisions made for credit risk as a result of supplementary prudential requirements Provisions for commercial loans — — — Provisions for mortgage loans — — — Provisions for consumer loans — — — Subtotal — — — Total 184,015 177,639 179,857

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 179 Note 26 - Other provisions for credit risk, continued b) The movement recorded in the results for provisions for the periods ended March 31, 2022, December 31, 2021 and January 1, 2021 is summarized as follows: Provisions for country risk for transactions with debtors domiciled abroad Special provisions for foreign loans Additional provisions for placements Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment Provisions as a result of complementar y prudential requirements Bal ance as of January 1, 2022 6,064 — 133,323 — — Provisions established 447 — 6,668 — — Provisions applied — — — — — Provisions released (1,310) — — — — Other changes in provisions (195) — (118) — — Balance a s of March 31, 2022 5,006 — 139,873 — — Provisions for country risk for transactions with debtors domiciled abroad Special provisions for foreign loans Additional provisions for placements Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment Provisions as a result of complementary prudential requirements Balance as of January 1, 2021 5,072 — 137,848 — — Provisions establishe d 2,730 — 34,500 — — Provisions applied — — — — — Provisions released (2,301) — (39,025) — — Other changes in provisions 563 — — — — Balance as of December 31, 2021 6,064 — 133,323 — —

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 180 Note 26 - Other provisions for credit risk, continued c) Details of Contingent Credits for the years ended March 31, 2022, December 31, 2021 and January 1, 2021 are summarized as follows: Credit risk exposure Exposu re for contingent loans before provisions Provisions recorded Exposure Contingent loan exposure Normal portfolio Substandard Portfolio Portfolio in default Normal portfolio Substandard Portfolio Portfolio in default net credit risk As of March 31, 2022 Evaluation E valuation Evaluation Total Evaluation Evaluation Evaluation Total of loans (in MCh$) Individual Group Individual Individua l Group Individual Group Individual Individual Group contingent Guarantees and s ureties 478,685 1,350 64 0 11,368 — 492,043 (3,983) (34) (9) (7,389) — (11,415) 480,628 Letters of credit for goods movement transactions 42,211 384 23 — 19 42,637 (796) (10) (3) — (8) (817) 41,820 Commi tments to purchase local curre ncy debt abroad 11,977 — — — — 11,977 (44) — — — — (44) 11,933 Transactions related to contingent events 1,107,442 30,724 8,110 3,611 1,183 1,151,070 (9,383) (707) (826) (1,865) (567) (13,348) 1,137,722 Undrawn lines of credit with immediate cancellation 158,78 0 892,216 1,602 129 10,380 1,063,107 (645) (3,192) (60) (63) (5,343) (9,303) 1,053,804 Unrestricted lines of credit — — — — — — — — — — — — — L oans for higher education studies law No. 20,027 (CAE) — 53,609 — — 821 54,430 — (390) — — (34) (424) 54,006 Other irrevocable credit commitments 254,255 — — 4,501 — 258,756 (2,660) — — (1,125) — (3,785) 254,971 Other contingent loans — — — — — — — — — — — — — Total 2,053,350 978,283 10,375 19,609 12,403 3,074,020 (17,511) (4,333) (898) (10,442) (5,952) (39,136) 3,034,884 Credit risk exposure Exposure for contingent loans before provisions Provisions recorded Exposure Contingent loan exposure Normal portfolio Substandard Portfolio Portfolio in default Normal portfolio Substandard P ortfolio Portfolio in default net credit risk As of December 31, 2021 Evaluation Evaluation Evaluation Total Evaluation Evaluation Evaluation Total of loans (in MCh$) Individual Group Individual Individual Group Individual Group In dividual Individual Group contingent Guarantees and sureties 567,706 464 95 12,214 — 580,479 (4,586) (10) (10) (7,939) — (12,545) 567,934 Letters of credit for goods movement transactions 55, 667 404 230 — — 56,3 01 (659) (11) (25) — — (695) 55,606 Commitments to purchase local currency debt abroad 11,023 — — — — 11,023 (48) — — — — (48) 10,975 Transactions related to contingent events 1,106, 319 13,240 10,872 3,491 267 1,134,189 (9,308) (292) (1,122) (1,729) (118) (12,569) 1,121,620 Undrawn lines of credit with immediate cancellation 258,760 1,777,182 4,113 376 10,025 2,050,456 (1,232) (4,457) (384) (209) (2,634) (8,916) 2 ,041,540 Unrestricted lines of credit — — — — — — — — — — — — — Loans for higher education studies law No. 20,027 (CAE) — 57,339 — — 823 58,162 — (442) — — (36) (478) 57,68 4 Other irrevocable credit co mmitments 304,394 — — — — 304,394 (3,001) — — — — (3,001) 301,393 Other contingent loans — — — — — — — — — — — — — Total 2,303,869 1,848,629 15,310 16,081 11,115 4,195,004 (18,834) (5,21 2) (1,541) (9,877) (2,788) (38,252) 4,156,752 Credit risk exposure Exposure for contingent loans before provisions Provisions recorded Exposure Contingent loan exposure Normal portfolio Substandard Portfolio Portfolio in default Normal portfolio Substandard Portfolio Portfolio in default net credit risk As of January 1, 2021 Evaluation Evaluation Evaluation Total Evaluation Evaluation Evaluation Total of loans (in MCh$) Individual Group Individual Individual Group Individual Group Individual Individual Group contingent Guarantees and sureties 448,049 145 18,316 11,283 — 477,793 (3,632) (3) (5,089) (1,128) — (9,852) 467,9 41 Letters of credit for goods movement transactions 26,251 160 434 2 — 26,847 (617) (4) (49) (2) — (672) 26,175 Commitments to purchase local currency debt abroad 2,775 — — — — 2,775 (14) — — — — (14) 2,761 Transactions related to contingent events 859,730 9,894 10,742 4,674 292 885,332 (9,112) (209) (1,238) (2,210) (142) (12,911) 872,421 Undrawn lines of credit with immediate cancellation 248, 152 1,086,424 2,849 385 5,081 1,342,891 (985) (1,290) (251) (226) (1,963) (4,715) 1,338,176 Unrestricted lines of credit — — — — — — — — — — — — — Loans for higher education studies law No. 20,027 (CAE) 9,904 76,502 — — 1,00 3 87,409 (22) (423) — — (24) (469) 86,940 Other irrevocable credit commitments 179,714 — 15,352 — — 195,066 (1,568) — (6,736) — — (8,304) 186,762 Other contingent loans — — — — — — — — — — — — — Total 1,774,575 1,173,125 47,693 16,344 6,376 3,018,113 (15,950) (1,929) (13,363) (3,566) (2,129) (36,937) 2,981,176

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 181 Note 26 - Otherprovisions for credit risk, continued d) Summary of changes in provisions - Contingent credits: Summary of movement in provisions. Changes in provisions for the period in provisions made for credit risk portfolio constituted by credit risk portfolio in the period Group Evaluation As of March 31, 2022 (in Ch$ million) Normal Portfolio Portfolio in default Total Contingent loans Balance as of January 1, 2022 24,046 14,206 38,252 Creation/(release) of provisions for: Change in measurement without portfolio reclassificatio n during the period: 447 7 4 521 Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from ( - ) to (+)): — — — Normal group to group default (701) 1,509 808 Group default to Group normal 118 (905) (787) New loans originated 1,801 458 2,259 New credits purchased — — — Sale or assignment of receivables — — — Payment of credits (4,570) (1,036) (5,606) Application of provisions for write - offs — (7 99) (799) Recovery of writt en off loans — — — Changes in models and methodologies — — — Exchange difference (67) (47) (114) Other changes in provisions 770 3,832 4,602 Balances as of March 31, 2022 21,844 17,292 39,136 Summary of movement in provisions. Movement in provisions constituted by portfolio of the period constituted by credit risk portfolio in the period Group Evaluation As of December 31, 2021 (in MCh$) Normal Portfolio Portfolio in default Total Contingent loans Balance as of January 1, 2021 17,879 19,058 36,937 Creation/(release) of provisions for: — — — Change in measurement without portfolio reclassification during the period: 1,750 221 1,971 Change in measurement due to portfolio reclass ification from the beginning to the end of the period (portfolio from ( - ) to (+)): — — — Normal group to group default (1,069) 4,140 3,071 Group default to Group normal 417 (2,842) (2,425) New loans origin ated 7,331 225 7,556 Ne w credits purchased — — — Sale or assignment of receivables — — — Payment of credits (4,288) (5,196) (9,484) Application of provisions for write - offs — (4,093) (4,093) Recovery of written off loans — — — Changes in models and methodologies 1,165 2,782 3,947 Exchange difference — — — Other changes in provisions 861 (89) 772 Balances as of December 31, 2021 24,046 14,206 38,252

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 182 Note 27 - Other Liabilities As of March 31, 2022, December 31, 2021 and January 01, 2021, the composition of the item is as follows: As of March 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Cash collateral received for deriv ative financial transactions 203,932 196,012 310,713 Accounts payable for intermediation of financial instruments 16,110 24,428 24,572 Accounts payable to third parties (1) 84,549 96,561 80,774 Other accounts and notes payable to thir d parties 275,891 296,405 205,697 Agreed dividends payable (2) 35,503 244 246 Valuation adjustments for macro hedges — — — Liabilities for revenues from ordinary activities arising from contracts with customers (3) 15,228 16,516 22,734 VAT debit payable 9,790 10,065 8,038 Other cash collateral received 59 58 44 Pending transactions 21,269 14,844 4,960 Other liabilities 32,979 26,620 15,557 Total 695,310 681,753 673,335 (1) This group includes obligations that do not correspond to business operations, such as price balances for purchases of materials, price balances or obligations under leasing contracts for the acquisition of fixed assets or provisions for expenses pending payment. (2) Correspond to approved dividends pending payment. (3) Corresponds to commissions associated with the financial advisory and insurance brokerage businesses that must be deferred in accordance with the applicable accounting standards.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 183 Note 28 - Equity a) Movements in equity accounts and reserves (attributable to the equity holders of the Bank) As of March 31, 2022, December 31, 2021, and January 01, 2021 the paid capital of the Bank is represented by ordinary shares subscribed and paid, without nominal value, as presented below: Number of ordina ry shares As of March 31, As of December 31, As of January 01, 2022 2021 2021 Issued as of January 1, 973,517,871,202 512,406,760,091 512,406,760,091 Issuance of paid shares — 461,111,111,111 — Issuance of shares pendin g payment — — — Repurchase of own shares — — — Sale of own shares — — — Total 973,517,871,202 973,517,871,202 512,406,760,091  Subscribed and paid shares As of March 31, 2022 and December 31, 2021, the Banks capital is represented by 973,517,871,202 ordinary shares subscribed and paid, for a total of MCh$2,688,131. During the last trimester 2021 the Bank carried out a capital increase process, where were subscribed and paid 461,111,111,111 ordinary shares. As of January 01, 2021, the paid in capital of the Bank is represented by 512,406,760,091 subscribed and paid-in common shares, without par value, for a total of MCh$1,862,826.  Purchase and sale of own shares During the three-month period ended March 31, 2022, there were no transactions for the purchase and sale of company-issued shares During fiscal year 2021, the bank entered into a capital increase process where the aforementioned shares were subscribed.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 184 Note 28 - Equity, continued List of major shareholders The shareholders list as of March 31, 2022, December 31, 2021 and January 01, 2021 is as follows: Shares Company name or shareholder name As of March 31, 2022 As of December 31, 2021 As of January 1, 2021 No. of shares Ownership % (3) No. of shares Ownership % (3) No. of shares Ownership % (3) Itaú Unibanco 544,749,046,365 55.96% 551,015,065,630 56.60% 200,966,823,626 39.22 % Itaú Unibanco Holding S.A. (1) 256,035,852, 654 26.30% 256,035,852,654 26.30% 115,039,610,411 22.45 % ITB Holding Brasil Participaçoes Ltda. 242,989,430,571 24.96% 242,989,430,571 24.96% 62,567,655,359 12.21 % CGB II SpA 18,011,182,273 1.85% 24,277,201,538 2.49% 10,908,002,836 2.13 % CGB III SpA 4,006,137,826 0.41% 4,006,137,826 0.41% 1,800,000,000 0.35 % Saga II SpA 15,579,424,880 1.60% 15,579,424,880 1.60% 7,000,000,000 1.37 % Saga III SpA 8,127,018,161 0.84% 8,127,018,161 0.83% 3,651,555,020 0.71 % Saieh family 137,150,760,455 14.09% 139,150,760,455 14.29% 140,835,760,455 27.49 % Corp Group Banking S.A. (2) 132,442,850,073 13.61% 134,442,850,073 13.81% 136,127,850,073 26.57 % Compañía Inmobiliaria y de Inversion es Saga SpA 4,707,910,382 0.48% 4,707,910,382 0.48% 4,707,910,382 0.92 % International Finance Corporation — — % 18,974,820,165 1.95% 17,017,909,711 3.32 % Other 291,61 8,064,382 29.95% 264,377,2 24,952 27.16% 153,586,266,299 29.97 % Stockbrokers 143,868,632,351 14.78% 140,668,223,148 14.45% 80,382,817,848 15.69 % ADR holders and foreign institutionl investors 77,548,571,311 7.97% 54,904,718,599 5.64% 35,127,077,810 6.86 % Local institutional investors 59,269,425,974 6.09% 57,548,753,873 5.91% 25,351,261,131 4.95 % Other minority shareholders 10,931,434,746 1.11% 11,255,529,332 1.16% 12,725,109,510 2.48 % Total 973,5 17,871,202 100% 973,517,871,202 100% 512,406,760,091 100% (1) Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. under custody. (2) Includes 36,000,000 shares owned by Corp Group Banking S.A. under custody. (3) The percentages included in this column have been rounded for ease of presentation. These Percentages have been calculated on the basis of the unrounded figures presented in the “No. Shares” column. b) Dividends At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 24, 2022, the shareholders agreed to distribute profits for MCh$83.342 representing 30% of the profits for 2021. At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 18, 2021, the shareholders agreed to distribute profits for MCh$127,065 representing 100% of the profits for 2020. Income Allocated to attributable to reserves and equity holders of retained Al located to Percentage Numbe r of D ividends Banks earnings dividends distributed Shares p er share MCh$ MCh$ MCh$ % CLP Year 2021, (Shareholders Meeting March 2022) 279,765 — 83,342 30% 973,517,871, 202 8,561 Year 2020, (Shareholders Meeting June 2021) (925,479) (156,342) — — % 512,406,760,091 — Year 2019, (Shareholders Meeting March 2020) 127,065 — 127,065 100% 512,406,760,091 24,798

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 185 Note 28- Equity, continued Below is the composition of the basic and diluted profit, attributable to the owners of the Bank, as of March 31, 2022, December 31, 2021 and January 1, 2021. As of March 31, 2022 As of March 31, 2021 Basic earnings and diluted earnings No. of shares Amount No. of shares Amount Millions MCh$ Millions MCh$ Basic earnings per share Net income for the period/year — 106,167 — 92,986 Weighted average number of outstanding shares 973,518 — 5 12,407 — Assumed convertibl e debt conversion — — — — Adjusted number of shares 973,518 — 512,407 — Basic earnings per share (Chilean pesos) — 0,109 — 0,181 Diluted earnings per share Net income for the period/year — 106,167 — 92,986 Weigh ted average number of outstanding shares 973,518 — 512,407 — Dilutive effects: Assumed convertible debt conversion — — — — Conversion of common shares — — — — Options rights — — — — Adjusted number of shares 9 73,518 — 512,407 — Diluted earnings per share (Chilean pesos) — 0,109 — 0,181

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 186 Note 28 - Equity, continued As of March 31, 2022 and March 31, 2021, there were no dilutive effects. c) Valuation accounts Financial instruments to FVTOCI Includes accumulated net changes in the fair value of investments at fair value with effect on other comprehensive income. Equity instruments designated to FVTOCI Includes the accumulated net changes in the fair value of investments at fair value with effect on other comprehensive income. These results come mainly from minority investments, which are not recyclable. Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results for the year. Investment in foreign operations hedge: Corresponds to adjustments for hedges of net investment in foreign business. Conversion reserves It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Itaú Corpbanca (Chilean peso). Defined benefits obligations reserves: This includes the effects of applying IAS 19 “Employee Benefits”. Minority investments Includes the accumulated net changes in the fair value of minority investments. The following are the equity effects and income taxes attributable to the owners of the Bank for years ended March 31, 2022 and December 31, 2021: ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME Hedge of net Exchange Equity Financial investments in differences on Instruments Defined Total As of March 31, 2022 Instruments Cash flow foreign investment in Defined benefits at FVTOCI hedge operations Colombia and Subt otal at FVTOCI obligations Subtotal MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Comprehensive income for the year Balances as of January 1, 2022 (24,991) 40,700 (24,646) 15,354 6,417 1,958 (5,147) (3,189) 3 ,228 Effects for the period 615 (66,439) (15,691) (12,972) (94,487) 160 (411) (251) (94,738) Balances as of March 31, 2022 (24,376) (25,739) (40,337) 2,382 (88,070) 2,118 (5,558) (3,440) (91,510) Income taxes related to components of other comprehensive income Balances as of January 1, 2022 (1,311) (20,871) 18,829 — (3,353) — 1,994 1,994 (1,359) Effects for the period 1,902 26,977 (5,886) — 22,993 — (28) (28) 22,965 Balances as of March 31, 2022 591 6,106 12,943 — 19,640 — 1,966 1,966 21,606 Saldos netos Al 31 de marzo de 2022 (23,785) (19,633) (27,394) 2,382 (68,430) 2,118 (3,592) (1,474) (69,904)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 187 Note 28 - Equity, continued ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME Hedge of net Exchange Equity As of December 31, 2021 Fi nancial investments in differences on Instruments Defined Total Instruments Cash flow foreign investment in Defined benefits at FVTOCI hedge operations Colombia and Subtotal at FVTOCI oblig ations Subtotal MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Comprehensive income for the year Balances as of January 1, 2021 29,993 (8,621) 63,339 (26,326) 58,385 1,994 (8,116) (6, 122) 52,263 Effects for the period (54,984) 49,321 (27,158) 41,680 8,859 (36) 2,969 2,933 11,792 Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge — — (60,827) — (60,827) — — — (60,827) Subtotal as of December 31, 2021 (24,991) 40,700 (24,646) 15,354 6,417 1,958 (5,147) (3,189) 3,228 Income taxes related to components of other comprehensive income — Balances as of January 1, 2021 (11,420) (40) (15,168) — (26,628) — 2,232 2,232 (24,396) Effects for the period 10,109 (20,831) 17,331 — 6,609 — (238) (238) 6,371 Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Co lombia hedge — — 16,666 — 16,666 — — — 16,666 Subtotal as of December 31, 2021 (1,311) (20,871) 18,829 — (3,353) — 1,994 1,994 (1,359) Balances as of December 31, 2021 (26,302) 19,829 (5,817) 15,354 3,064 1,958 (3,153) (1,195) 1,869

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 188 Note 28 - Equity, continued d) Reserves This item is made up of amounts generated by concepts such as the business combination between Banco Itaú Chile and CorpBanca in 2016, investments after the initial purchase of Colombia in 2019 and 2022, loss absorption in 2020 and first-rate adjustments application years 2008 and 2022, the amounts of the item are as follows: MCh$250,039, MCh$473,520 and MCh$431,432 as of March 31, 2022, December 31, 2021 and January 1, 2021, respectively. e) Retained earnings from prior years Corresponds to undistributed earnings to shareholders for a total of MCh$194,464 as of December 31, 2022. As of December 31 and January 1, 2021, no retained earnings are recorded because they were absorbed by the losses recorded in fiscal year 2020 for MCh$769,137. f) Non-controlling interest Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below: As of March 31, 2022 and for the year ended that date: Other comprehensive income Financial Exchange Hedge of obligations Total No. Equity Income intruments at differences net over Taxes Other Income Subsidiary company controlling FVTOCI (1) on investment benefits Deferred income comprehensive translation in foreign Defined comprehensive % MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Itaú Corpbanca Colombia S.A. And subsidiaries 0,538% 2,997 21 (15) 126 (47) (19) 4 49 70 Total 0 2,997 21 (15) 126 (47) (19) 4 49 70 As of December 31, 2021 and for the year ended that date: Othe r comprehensive income Financial Exchange Hedge of obligations Total No Equity Income intruments at differences net over Taxes Other Income Subsidiary company controlling FVTOCI (1) on in vestment benefits Deferred income comprehensive translation in foreign Defined comprehensive % MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Itaú Corredor de Seguro Colombia S.A. 20,015% 486 74 — — — — — — 74 Itaú Corpbanca Colombia S.A. And subsidiaries 12,900% 72,572 930 (3,380) 2,921 1,817 440 1,876 623 1,553 Total 33 73,058 1,004 (3,380) 2,921 1,817 440 1,876 623 1,62 7 (1) Equity instruments at FVTOCI

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 189 Note 28 - Equity, continued The detail of the movements of the non-controlling interest for the three-month period ended March 31, 2022 and for the year ended December 31, 2021, is as follows: As of March 31 , As of December 31 2022 2021 MCh$ MCh$ Balances at January 1 74,700 73,264 Comprehensive income for the year 70 1,436 Effects of change of ownership (71,703) — Final balances 3,067 74.700 Itaú Corpbanca’s main subsidiary with non-controlling interest is as follows: Entity name Country Main Business As of March 31 2022 As of December 31 2021 As of January 01 2021 Main Ownership percentage Non- controlling interest Ownership percentage Non- controlling interest Ownership percentage Non- controlling interest Itaú Corpbanca Colombia S.A. And subsidiaries Colombia Ban king activities 99,462% 0.538% 87.100% 12.900% 87.100% 12.900 % Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows: As of March 31, As of December 31 As of January 01 Summary of Statement s of Financial Position 2022 2021 2021 MCh$ MCh$ MCh$ Current assets 5,713,475 6,084,224 5,177,419 Current liabilities (3,702,087) (4,021,720) (3,184,281) Net current assets (liabilities) 2,011,388 2,062,504 1,993,138 Non - curr ent assets 734,024 712,102 856,927 Non - current liabilities (2,175,269) (2,203,537) (2,286,951) Net non - current assets (liabilities) (1,441,245) (1,491,435) (1,430,024) Total net assets (liabilities) 570,143 571,069 563,114 Accumulated non - controlling interest 3,067 74,125 72,511 For the three - month periods ended Interim Statement March 31, of Income 2022 2.021 MCh$ MCh$ Interest and indexation income 96,795 85,564 Income for the year 3,871 11,199 Income attributable to non - controlling interest 21 1,446 For the three - month periods ended March 31, Summary of the Interim Statement of Cash Flows 2022 2021 MCh$ MCh$ Net cash flows provided by (used in) operating activities (270,533) (1,101) Net cash flows provided by (used in) investing activities (8,165) (64,427) Net cash flows provided by (used in) financing activities (21,010) 10,208 Net increase (decrease) in cash f lows (299,708) (55,320)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 190 Note 28 - Equity, continued g) Consolidated comprehensive income for the period For the three - month periods ended as of March 31, 2022 2.021 Equity holders Non Interest Equity holders Non Interes t Concepts of the Bank controlling Total of the Bank controlling Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Consolidated income for the period 106,146 21 106,167 91,522 1,464 92,986 Other comprehensive income befor e taxes ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME Defined benefits obligation (411) (19) (430) 453 67 520 Changes in the fair value of equity investments designated at fair value t hrough other comprehensive inc ome 160 11 171 27 1 28 Income tax on other comprehensive income that will not be classified as income Defined benefit obligation (28) (1) (29) (127) (19) (146) Subtotal (279) (9) (2 88) 353 49 402 ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME Changes in the fair value of financial assets at fair value through other comprehensive income 615 (26) 589 (37,054) (2,382) (39,436) Exchange differen ces (12,972) 126 (12,846) (22,912) (3,198) (26,110) Hedge of net investment in foreign operations (15,691) (59) (15,750) (9,655) — (9,655) Cash flows hedge (12,402) 12 (12,390) (6,936) (455) (7,391) Subtotal (40,450) 53 (40,397) (76,557) (6,035) (82,592) Income tax on other comprehensive income that can be classified as income Changes in the fair value of financial assets at fair value through other comprehensive income 1,902 15 1,917 11,457 751 12,208 Hedge of net investment in foreign operations (5,886) (11) (5,897) 2,607 — 2,607 Cash flows hedge 12,387 1 12,388 3,712 396 4,108 Subtotal 8,403 5 8,408 17,776 1,147 18,923 Other comprehensive income for the year (32,326) 49 (32,277) (58,428) (4,839) (63,267) Comprehensive income for the year 73,820 70 73,890 33,094 (3,375) 29,719

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 191 Note 29- Contingencies and Commitments a) Lawsuits and Legal Proceedings Lawsuits in Chile against the Bank with provision As of the date of issuance of these Interim Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. The amount of the claims amounts to approximately MCh$26,615 as of March 31, 2022 (MCh$29,445 as of December 31, 2022). However, Management’s opinion based on reports from the Legal Division as of March 31, 2021, attended the procedural state of said trials, it is not possible at this time to conclude whether these could result in significant losses not contemplated by the Bank in these Interim Consolidated Financial Statements Notwithstanding the above, as of March 31, 2022, provisions amounted to MCh$157 (MCh$251 as of December 31, 2021) are maintained. Itaú Corpbanca Colombia S.A. Itaú Corpbanca Colombia S.A.and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets. Such claims amounts to Mch$40,809 as of March 31, 2022 (MCh$40,814, as of December, 31 2021). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$450 as of March 31, 2022 (MCh$464 as of December 31, 2021). Itaú Administradora General de Fondos S.A. Itaú Administradora General de Fondos S.A. faces processes against civil and administrative characteristics, which correspond mainly to operations associated with the administration of funds. The amount of these proceedings totals MCh$95 million, plus an indemnity for damages in the total amount of MCh$39 million as of March 31, 2022, which has not been provided for in accordance with the best possible estimate of the outcome of these proceedings. b) Commitments Fair value hierarchy On January 29, 2014, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada ( both together “CorpGroup”), Itaú-Unibanco Holding S.A., Corpbanca, and Banco Itaú Chile, subscribed a contract called “Transaction Agreement”; in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú Chile, which was renamed “Itaú Corpbanca” and took place on April 1, 2016.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 192 Note 29- Contingencies and Commitments, continued The Transaction Agreement (from January 2014 and its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup held (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. By Resolution No. 8159 dated December 28, 2021, and in accordance with the provisions of Article 76 et seq. of the General Banking Law, the Financial Market Commission authorized Itaú Corpbanca to make investments abroad consisting of: i) incorporating a simplified joint stock company in the Republic of Colombia, called Itaú Holding Colombia S.A.S., as a subsidiary of the Bank; ii) to acquire, directly and indirectly, through Itaú Holding Colombia S.A.S., a total of up to 93,306,684 shares of its subsidiary Itaú Corpbanca Colombia S.A., equivalent to 12.36% of its ownership.In accordance with Article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions (currently CMF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in Article 78 of the aforementioned law. Additionally, in the case of banks incorporated in Colombia, a possible acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Colombian Financial Superintendency (SFC). On February 22, 2022, Itaú Corpbanca acquired, directly and indirectly, all of the shares of Itaú Corpbanca Colombia S.A. owned by CorpGroup Interhold S.p.A., CorpGroup Banking S.A. and CG Financial Colombia S.A.S., representing approximately 12.36% of the share capital of Itaú Corpbanca Colombia S.A., for a total price of US$414,142,063.65. As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99.4617% of the capital stock of Itaú Corpbanca Colombia S.A., being its direct interestapproximately 94.99%. Itaú Corpbanca directly acquired approximately 7.89% of the capital stock of Itaú Corpbanca Colombia and its new subsidiary in Colombia - Itaú Holding Colombia S.A.S. - acquired the remaining approximately 4.47%. With respect to the latter, the creation in Colombia of the subsidiary Itaú Holding Colombia S.A.S., whose capital stock is wholly owned by Itaú Corpbanca, was duly authorized by the Financial Market Commission and by the Central Bank of Chile for such purpose. Acquisition of the MCC entities In accordance with the Transaction Agreement and Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc., MCC Asesorías SpA., and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions. On May 28, 2019, the Board of Itaú Corpbanca approved to proceed with the acquisition of the MCC entities, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of the Law No. 18,046 on Corporations.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 193 Note 29- Contingencies and Commitments, continued The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Commission for the Financial Market. Through Resolution No. 1847 dated March 21, 2022, the Financial Market Commission authorized Itaú Corpbanca to proceed with: (i) acquire, directly and indirectly, together with its subsidiary Itaú Asesorías Financieras Limitada, 100% of the shares of MCC S.A. Stockbrokers; and (ii) directly acquire 100% of the shares of MCC Asesorías SpA. Acquisition of 20% ownership in Itaú Corredor de Seguros Colombia S.A. On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A. By Resolution No. 8159 dated December 28, 2021, and in accordance with the provisions of Article 76 and subsequent articles of the General Banking Law, the Financial Market Commission authorized Itaú Corpbanca to make investments abroad consisting of directly and indirectly acquiring, through Itaú Holding Colombia S.A., 4,800 shares issued by Itaú Corredor de Seguros Colombia S.A., equivalent to 20% of the share capital of the latter company. After obtaining the necessary regulatory approvals to proceed with this acquisition, on March 25, 2022, Itaú Corpbanca and its subsidiary Itaú Holding Colombia S.A.S. acquired the 4,800 shares owned by Helm LLC in Itaú Corredor de Seguros Colombia S.A., at a total price of US$3,188,323.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 194 Note 29- Contingencies and Commitments, continued c) Contingent loans and provisions The following table shows the contractual amounts of the operations that oblige the Bank and/or its subsidiaries to grant loans, with their corresponding provisions constituted for credit risk: Contingent loans Provisions (*) As of March 31 As of December 31 As of January 01 As of March 31 As of December 31 As of January 01 2022 2021 2021 2022 2021 2021 MCh$ MCh$ MCh$ MCh$ MCh$ M Ch$ Guarantors and sureties 492,045 552,340 437,396 11,415 12,545 9,852 Guarantees and bonds in Chilean currency 115,297 142,995 121,820 — — Guarantees and bonds in foreign currency 376,748 409,345 315,576 11,415 12,545 9,852 Letters of credit fo r merchandise circulation operations 215,628 2,756 2,207 817 695 672 Debt purchase commitments in local currency abroad 11,474 291,975 136,561 44 48 14 Transactions related to contingent events 1,82 4,206 1,800,785 1,407,102 13,348 12,569 12,911 Transactions related to contingent events in Chilean currency 1,107,986 1,126,555 902,307 — — Transactions related to contingent events in Foreign currency 716,220 674,230 504,79 5 13,348 12,569 12,911 Freely available lines of credit that can be cancelled immediately 4,483,129 4,496,446 2,656,219 9,303 8,916 4,715 Available balance of credit line and overdraft agreed in current account - commercial portfolio 475,367 1,023,223 890,392 1,050 1,968 3,579 Available balance of credit line on credit card – commercial portfolio 123,834 97,791 37,533 664 949 1,136 Available balance of credit line and overdraft agreed in checking account - cons umer portfolio 2,857,539 658,173 632,127 1,395 1,371 — Available balance of credit line on credit card – consumer portfolio 1,026,389 2,717,259 1,096,167 6,194 4,628 — Available balance of credit line and overdraft agreed in checking account - portfolio owed by banks — — — — — — Available lines of credit — — — — — — Available balance of credit line and overdraft agreed in current account - commercial portfolio — — — — — — Available balance o f credit line on credit card – commercial portfolio — — — — — — Available balance of credit line and overdraft agreed in checking account - consumer portfolio — — — — — — Available balance of credit line on credit card – consume r portfolio — — — — — — Available balance of credit line and overdraft agreed in checking account - portfolio owed by banks — — — — — — Other loan commitments 616,971 715,621 754,375 4,209 3,479 8,773 Credits for hig her educationLaw No. 20,027 (C AE) 358,215 383,084 511,014 424 478 469 Other irrevocable loan commitments 258,756 332,537 243,361 3,785 3,001 8,304 Other contingent loans — — — — — — Total 7,643,453 7,859,923 5,3 93,860 39,136 38,252 36, 937 (*) See note No 22, letter b.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 195 Note 29- Contingencies and Commitments, continued d) Responsibilities The Bank and its subsidiaries have the following responsibilities arising from its regular course of business: As of March 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Third - party transactions Debt Collections 19,190 18,270 16,540 Placement or sale of financial instruments — — — Transferre d financial assets managed by the bank 1,105,920 1,122,204 1,183,053 Third party resources managed by the Bank and its affiliates 241,761 — — Subtotal 1,366,871 1,140,474 1,199,593 Custody of securities Safeguarded securitie s held by the Bank and its aff iliates 5,590,138 3,818,287 2,269,967 Safeguarded securities held by the Bank — — — Safeguarded securities deposited in another entity 168,413 245,863 259 Securities issued by the Bank itself 97,821 100,106 105,585 Shares in own name on behalf of unknown third party shareholders — — — Dividends received for shares in own name on behalf of unknown third parties shareholders — — — Proceeds received in auctions for shares in their own name on behalf of unnamed third-party shareholders — — — Funds subject to being transferred by right to the property of the Fire Brigades of Chile — — — Subtotal 5,856,372 4,164,256 2,375,811 Total 7,223,243 5,304,730 3,575,404

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 196 Note 29- Contingencies and Commitments, continued e) Guarantees, Contingencies and other As of March 31 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Commitments Guarantees for underwri ting operations — — — Commitments to purchase non-financial assets — — — Subtotal — — — Assets received as collateral Financial instruments received as collateral for a Margin Account for derivative financial operations with a Central Counterparty Entity in the country — — — Financial instruments received as collateral by the Guarantee Fund for derivative financial operations with a Central Counterparty Entity in the country — — — Financial instruments received as c ollateral for derivative finan cial transactions with a central counterparty entity abroad — — — Financial instruments received as collateral for derivative financial operations with other counterparties in the country 8,621 42,195 7,706 Financial instruments received as collateral for derivative financial transactions with other counterparties abroad — — — Other financial assets received as collateral 386,753 169,839 108,945 Other non - financial assets received as collateral — — — Subtotal 395,374 2 12,034 116,651 Assets pledged as collateral Financial instruments pledged as collateral for Margin Account for derivative financial transactions with a Central Counterparty in the country 23,931 — — Financial instruments pledged as collateral by Guarantee Fund for derivative financial transactions with a Central Counterparty in the country 26,779 — — Financial instruments pledged as collateral for derivative financial transactions with a central counterp arty abroad — — — Financial instruments pledged as collateral for derivative financial operations with other counterparties in the country — — — Financial instruments pledged collateral for derivative financial transactions with other counter parties abroad 15,712 16,8 82 — Other financial assets pledged as collateral 3,126,978 2,593,200 1,843,200 Other non-financial assets pledged as collateral — — — Subtotal 3,193,400 2,610,082 1,843,200 Total 3,588,774 2,822,11 6 1,959,851

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 197 Note 29- Contingencies and Commitments, continued Itaú Corpbanca As a result of the financial tensions generated by the pandemic Covid-19, the Central Bank of Chile has made available to the banks the Conditional Credit Facility to Increase Loans (FCIC) and the Liquidity Credit Line (LCL). This special financial line FCIC is guaranteed by high quality credit and/or bonds issued by the Central Bank of Chile (BCCh). They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry. On January 31, 2022, the Bank has renewed the maturity of the LCL line for two additional years, thus converting this facility into FCIC. As of March 31, 2022, the bank has endorsed 162 loans to guarantee the use of the Facility of Credit Conditional on the Increase in Loans (FCIC) provided by the Central Bank of Chile. The outstanding principal amount of the pledged loans totals MCh$2,293,856 (as of December 31, 2021 MCh$1,946,822 and as of January 1, 2021 MCh$1,766,997), while the credit quality of the loans granted varies between A1 and A4. Additionally, the bank has pledged as collateral, financial instruments classified in the portfolio at fair value through other comprehensive income for an amount of MCh$1,017,000 (as of December 31, 2021 MCh$837,869 and January 1, 2021 MCh$319,213). Itaú Corredores de Seguros also, the model's parameters are very stable. In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following insurance policies: Entity Start ing date Term date Amount (UF) Beneficiary Consorcio Nacional de Seguros S.A 4/15/2021 4/14/2022 60.000 and 500 Itaú Corredores de Seguro S.A Itaú Corredores de Bolsa Limitada In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions. Note 35 – Fair Value of Financial Assets and Liabilities, continued Entity Starting date Term date Amount (UF) Beneficiary Itaú Corpban ca 4/22/2021 4/22/2022 16.000 Bolsa Electrónica de Chile Mapfre Compañía de Seguros S.A 4/22/2020 4/22/2022 4.000 Bolsa de Comercio de Santiago

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 198 Note 29- Contingencies and Commitments, continued In addition, the Company has contracted a comprehensive insurance policy to provide for possible situations of operational fidelity. The detail of the comprehensive insurance policy is as follows: Entity Starting date Term date Amount (UF) Beneficiary Orion segur os generales S,A 6/19/2021 6/19/2022 5.000 and 10,000 Bolsa Electrónica de Chile Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts. The amount amounts to ThCh$7,723 million as of March 31, 2022 (ThCh$8,661 million as of December 31, 2021). The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it maintains a guarantee ticket in Itaú Corpbanca with an expiration date of June 22, 2021, for an amount of UF 10,000 as representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee the faithful and full compliance of the Portfolio Administration obligations. There are guarantees constituted of US$100,000 equivalent to MCh$79, to guarantee operations with foreign traders, Pershing. As of March 31, 2022, the Brokerage Firm holds fixed income securities to guarantee transactions in the Securities Clearing and Settlement Clearing House for MCh$4,535 (MCh$4,610 as of December 31, 2021). Itaú Administradora General de Fondos S.A. During the year 2021, the Company has contracted Guarantee Bonds in order to guarantee the faithful fulfillment of the obligations of the Administrator for the administration of third party funds and the indemnification of the damages resulting from non-compliance in accordance with the provisions of Articles 12 and 13 of the Sole Law: of Funds No. 20,712. Below are the guarantee and beneficiary forms that Itaú Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, funds, payment of labor and social obligations with the contractor's workers: Entity Starting date Term date Amount (UF) Beneficiary Banco Bice 12/30/2021 4/30/2023 500 Corporación del fomento de la producción CORFO Banco Bice 12/30/2022 4/30/2023 15,000 Corporación del fomento de la producción CORFO

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 199 Note 30 - Interest Income and Expense This item includes accrued interest for all financial assets and liabilities, interest income and expenses whose implicit or explicit return is obtained by applying the effective interest rate method regardless of whether they are measured at fair value, as well as product rectifications as a result of accounting hedges, the foregoing is part of the income and expenses for interest that are shown in the Interim Consolidated Statement of Income for the year. a) The details of interest incomes, including the result for accounting hedge, for the three month period ended March 31, 2022 and 2021, is as follows For the three month period ended March 31, 2022 2021 Interest income Interest Interest MCh$ MCh$ Financial assets at amortized cost Repurchase agreement rights and securities loans 3,478 431 Debt financial instruments 4,907 7,231 Interbank loans 224 77 Commercial loans 168,996 140,280 Housing loans 49,206 44,604 Consumer loans 87,114 74,303 Other financial instruments 8,568 673 Subtotal 322,493 267,599 Financial ass ets at fair value through othe r comprehensive income Debt financial instruments 30,831 2,822 Other financial instruments 247 209 Subtotal 31,078 3,031 Result of accounting hedges of interest rate risk 13,746 6,328 Totals 367,317 276,958

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 200 Note 30 – Interest Income and Expense, continued b) Interest subject suspensión of recognition of results, as indicated in Note 2, are recorded in memorándum accounts, as long as they are not actually received. Following is a detail of the suspended interest as of March 31, 2022 and 2021: For the three month period ended March 31, 2022 2021 Interest income Interest Interest MCh$ MCh$ Interbank loans — — Commercial loans 7,004 5,754 Housing loans 2,497 2,169 Consumer loans 295 248 Totals 9,796 8,171 c) The detail of interest expense, including the result from accounting hedges, for the three-month periods ended March 31, 2022 and 2021, is as follows: For the three month period en ded March 31, 2022 2021 Interest Expenses Interest Interest MCh$ MCh$ Financial Liabilities at Amortized Cost Deposits and other demand deposits (15,259) (7,197) Deposits and other term deposits (97,035) (31,751) Repurchase agreement obligations and securities loans (3,221) (956) Obligations with banks (8,597) (6,344) Debt instruments issued (48,133) (37,700) Other financial obligations (65) (64) Obligations from lease contracts (799) (1,122) Regulatory equity financial instruments issued (10,376) (9,078) Result of accounting hedges of interest rate risk (*) 14,388 16,516 Total (169,097) (77,696) (*) Market adjustments are presented in this line for hedging derivatives used to hedge assets, except in the case of foreign currency assets and cash flow hedges (cross currency), full market adjustment is included in the exchange rate Lost (profit). For purposes of the Interim Consolidated Statement of Cash Flows, the net amount of interest for the three month period ended March 31, 2022 is MCh$198,220 (MCh$199,262 as of March 31, 2021).

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 201 Note 31 - Indexation income and expenses This item includes the readjustments accrued in the period for all financial assets and liabilities, income and expenses for readjustments whose implicit or explicit return is obtained by applying the effective interest rate method regardless of whether they are measured at fair value, as well as product rectifications as a result of accounting hedges, the foregoing is part of the income and expenses for readjustments that are shown in the Interim Consolidated Financial Statements for the period. a) The composition of indexation income, including the result from accounting hedges, for the three-month periods ended March 31, 2022 and 2021, is as follows: For the three month period ended March 31, 2022 2021 Incomes from readjustments Readjustments CPI Adjustments Total Indexation CPI Adjustme nts Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial assets at amortized cost Repurchase agreement rights and securities loans — — — — — — Debt financial instruments — 8,646 8,646 — — — Interbank loans — — — — — — Commercial loans — 101,430 101,430 — 46,747 46,747 Housing loans — 130,076 130,076 — 51,681 51,681 Consumer loans — 58 58 — 47 47 Other financial instruments — 2,208 2,208 — 456 456 Subtotal — 242,418 2 42,418 — 98,931 98,931 Financial assets at fair value through other comprehensive income Debt financial instruments — 7,124 7,124 — 9,190 9,190 Other financial instruments — — — — — — Subtotal — 7,124 7, 124 — 9,190 9,190 Result of accounting hedges for the risk due to indexation to the u.f., ivp, ipc (50,233) (50,233) (23,768) (23,768) Total — 199,309 199,309 — 84,353 84,353

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 202 Note 31 - Note 31 - Indexation income and expenses, continued b) Indexation subject to suspension of recognition of income, as indicated in Note 2, is recorded in memorandum accounts until they are effectively received. The following is a detail of the suspended indexation as of March 31, 2022 and 2021: For the three month period ended March 31, 2022 2021 Incomes from readjustments Indexation Indexation MCh$ MCh$ Interbank loans — — Commercial loans 3,016 4,009 Housing loans 4,509 2,796 Consumer loans — — Total 7,525 6,805 c) The detail of the indexation expenses, including the result from accounting hedges, for the three-month periods ended March 31, 2022 and 2021, is as follows: F or the three month period ende d March 31, 2022 2021 Readjustment expenses Indexation CPI Indexation Total Indexation CPI Adjustments Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial Liabilities at Amortized Cost Deposits and other demand dep osits — (557) (557) — (167) (167) Deposits and other term deposits — (11,797) (11,797) — (3,265) (3,265) Repurchase agreement obligations and securities loans — — — — (1) (1) Obligations with banks — (648) (648) — — — Debt instruments issued — (111,994) (111,994) — (44,802) (44,802) Other financial obligations — (5,040) (5,040) — (2,010) (2,010) Obligations from lease contracts — (21,066) (21,06 6) — (9,357) (9,357) Re sult of accounting hedges of interest rate risk (*) — — — — — — Total — (151,102) (151,102) — (59,602) (59,602) (*) Market adjustments are presented in this line for hedging derivatives used to hedge assets, except in the case of foreign currency assets and cash flow hedges (cross currency), full market adjustment is included in the exchange rate. Lost (profit). For purposes of the Interim Consolidated Statement of Cash Flows, the net amount of interest for the three month period ended March 31, 2022 is MCh$48,207 (MCh$24,751 as of March 31, 2021).

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 203 Note 32 - Fee and Commission Income and Expense a) Commission income It includes the amount of all commissions accrued and received in the period, generated by business segments, except those that are an integral part of the effective interest rate of financial instruments for income from ordinary activities. Commission income For the three month period completed as of March 31, 2022 2021 MCh$ MCh$ Commissions from prepayment of loans 1,002 3,201 Commissions from loans with letters of credit 55 139 Commissions from line of credit and checking account overdraft 803 746 Commissions from letters of credit and credit g uarantees 5,643 4,389 Commissions from card services 20,547 15,707 Commissions from account management 3,282 2,721 Commissions from collections, payments and recoveries 8,980 8,141 Commissions from intermediation and securities manageme nt (Stockbrokers and/or securi ties agency) 762 685 Compensation from mutual funds management, investment funds or others 3,489 3,333 Insurance related to the granting of loans to individuals 10,425 8,738 Commissions from factoring services 109 87 Commissions from fi nance leasing operation services 12 15 Commissions from Securitizations 12 18 Commissions from financial advice 1,677 3,464 Commissions from foreign currency exchange 862 647 Commissions from student loan m anagement 1,398 1,434 Other earned commissions 2,866 1,905 Total commission income 61,924 55,370

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 204 Note 32 - Fee and Commission Income and Expense, continued b) Commission expenses This category includes commission expenses for the period related to the normal operations of the Bank and its subsidiaries: Commission expense For the three month period completed as of March 31 2022 2021 MCh$ MCh$ Commissions from card operation (10,861) (8,390) Commissions fro m licensing the use of card br ands (479) (307) Other commissions from services linked to the credit and payment system with provision funds as a means of payment (275) — Expenses from obligations of loyalty programs and merits for card clients (4,706) (3,072) Commission s from securities transactions (1,408) (1,038) Commissions from correspondent bank domestically and abroad (839) (787) Commissions from electronic fund transfer services (273) (304) Commission expenses related to loans (359) (211) Othe r commissions from received services (992) (694) Total commission expenses (20,192) (14,803) Commissions earned on transactions with letters of credit are presented in the Interim Consolidated Statement of Income for the period under "Interest income and expense" and "Interest and indexation expenses".

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 205 Note 32 - Fee and Commission Income and Expense, continued The result of financial assets or liabilities includes the amount of adjustments for changes in financial instruments, except for those attributable to interest accrued by application of the effective interest rate method of asset value adjustments, as well as the results obtained in their purchase and sale. Financial results from exchanges, readjustment and hedging of foreign currency, including incomes from foreign currency trading, the differences derived from the conversion of monetary items in foreign currency to the functional currency and those generated by non-monetary assets in foreign currency at the time of their disposal. c) Income and expenses from commissions generated by segment and income recognition schedule Segments Recognition of income from ordinary activities calendar As of March 31, 2022 Chile Colombia Total Transferred over time Transferred at an exact time Accrual model MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Commission income Commissions from prepayment of loans 974 28 1,002 — 1,002 — Commissions from loans with letters of credit 55 — 55 — 55 — Commissions from line of credit and checking account overdraft 465 338 803 — 803 — Commissions from letters of credit and credit guarantees 4,162 1,481 5,643 — 5,643 — Commissions from card services 13,850 6,697 20,547 5,924 14,622 — Commissions from account management 2,984 298 3,282 — 3,282 — Commissions from collections, payments and recoveries 3,675 5,305 8,980 983 7,461 537 Commissions from intermediation and securities management (Stockbrokers and/or securities agency) 510 252 762 — 762 — Fees from mutual funds management, investment funds or others 3,480 9 3,489 — 3,489 — Insurance brokerage and consulting fees Insurance related to the granting of loans to individuals 9,524 901 10,425 — — 10,425 Insurance not related to the granting of loans to individuals — — — — — — Insurance related to the granting of loans to legal entities — — — — — — Insurance unrelated to the granting of loans to legal entities — — — — — — Commissions from factoring services 109 — 109 — 109 — Commissions from finance leasing operation services — 12 12 — 12 — Commissions from Securitizations — 12 12 — 12 — Commissions from financial advice 1,241 436 1,677 277 1,400 — Other earned commissions 4,555 571 5,126 — 5,126 — Subtotal 45,584 16,340 61,924 7,18 4 43,778 10,962 Commissio n expenses Commissions from card operation (4,287) (6,574) (10,861) (5,373) (5,489) — Commissions from licensing the use of card brands — (479) (479) (479) — — Other commissions from services linked to the credit and payment system with provision funds as a means of payment (275) — (275) — (275) — Expenses from obligations of loyalty programs and merits for card clients (3,516) (1,190) (4,706) — (4,706) — Commissions from securities transactions (885) (477) (1,362) — (1,362) — Other commissions from received services (1,428) (1,081) (2,509) — (2,508) — Subtotal (10,391) (9,801) (20,192) (5,852) (14,340) — Total Income and expe nses from net commissions 35 ,193 6,539 41,732 1,332 29,438 10,962

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 206 Note 32 - Fee and Commission Income and Expense, continued Segments Recognition of income from ordinary activities calendar As of March 31, 2021 Chile Colombia Total Transferred over time Transferred at an exact time Accrual model MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Commission income Commissions from prepayment of loans 3,043 159 3,202 — 3,202 — Commissions from loan s with letters of credit 139 — 139 — 139 — Commissions from line of credit and checking account overdraft 586 160 746 — 746 — Commissions from letters of credit and credit guarantees 3,750 639 4 ,389 — 4,389 — Commissions from card services 10,969 4,738 15,707 4,453 11,255 — Commissions from account management 2,485 236 2,721 — 2,721 — Commissions from collections, payments and recoveries 2,779 5,362 8,141 919 4,709 2,513 Commissions from intermediation and securities management (Stockbrokers and/or securities agency) 527 158 685 — 685 — Fees from mutual funds management, investment funds or others 3,091 242 3,333 — 3,331 2 Ins urance brokerage and consultin g fees Insurance related to the granting of loans to individuals 7,859 879 8,738 — 1 8,737 Insurance not related to the granting of loans to individuals — — — — — — Insurance related to t he granting of loans to legal entities — — — — — — Insurance unrelated to the granting of loans to legal entities — — — — — — Commissions from factoring services 87 — 87 — 87 — Commissions from finance leasing operation services — 15 15 — 14 — Commissions from Securitizations — 18 18 — 17 — Commissions from financial advice 2,602 862 3,464 1,070 2,394 — Other earned commissions 3,404 581 3,985 — 3,986 — Subtotal 41, 321 14,049 55,370 6,442 37,676 11,252 Commission expenses Commissions from card operation (3,289) (5,101) (8,390) (4,217) (4,173) — Commissions from licensing the use of card brands - (307) (307) (307) — — Other commissions from services linked to the credit and payment system with provision funds as a means of payment — — — — — — Expenses from obligations of loyalty programs and merits for card clients (2,257) (815) (3,072) — (3,072) — Commissions from securities transactions (685) (320) (1,005) — (1,006) — Other commissions from received services (1,250) (779) (2,029) — (1,745) (283) Subtotal (7,481) (7,322) (14,803) (4,524) (9,996) (283) Tota l Income and expenses from net commissions 33,840 6,727 40,567 1,918 27,680 10,969

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 207 Note 33 – Net Financial Income Detail of the amounts of net income from financial operations, shown in the Interim Consolidated Financial Statements for the period corresponds to the following concepts: For the three month period ended March 31, 2022 2021 MCh$ MCh$ Results from financial assets to be traded at fair value through profit or loss Financial derivative contracts 22,703 55,589 Debt financial instruments (5,312) (9,338) Other financial instruments 467 (6) Subtotal 17,858 46,245 Results from financial liabilities to be traded at fair value through profit or loss Financial derivative contracts — — Other financial instruments — — Subtotal — — Financial result for financial assets not held for trading compulsory valued at fair value through profit or loss Debt financial instruments — — Other — — Subtotal — — F inancial results for financial assets designated at fair value through profit or loss Debt financial instruments — — Other financial instruments — — Subtotal — — Financial results for financial liabilities designated at fair value throu gh profit or loss Deposits, other term deposits and other term deposits — — Debt instruments issued — — Other — — Subtotal — — Financial result from financial write - offs of assets and liabilities not measured at fair value through profit or loss Financial assets at amortized cost 908 2,173 Financial assets at fair value through other comprehensive income (3,638) 10,474 Financial liabilities at amortized cost — 2 Issued regulatory capital financial instrument — — Subtotal (2,730) 12,6 49 Results from exchanges, readjustment and hedging of foreign currency Result from foreign currency exchange (33,445) (230) Results from adjustments in exchange rate Financial assets to be traded at fair value through profit or loss — — Financial assets not held for trading compulsorily valued at fair value through profit or loss — — Financial assets designated at fair value through profit or loss — — Financial assets at fair value through other comprehensive income — — Financial assets at amortized cost (976) 276 Other assets (2) — Financial liabilities at amortized cost 10 (5) Financial liabilities designated at fair value through profit or loss — — Financial liabilities designated at fair value through profit or loss — — Issued regulatory capital financial instrument — — Net result of derivatives in accounting hedges of foreign currency risk (1,536) 1,648 Subtotal (35,949) 1,689 Financial result from reclassification of financial assets due to a change in the business model From financial assets at amortized cost to financial assets to be traded at fair value through profit or loss — — From financial assets at fair value with changes in other comprehensive income to financial assets to be traded at fair value through profit or loss — — Subtotal — — Other financial result from changes in financial assets and liabilities Financial assets at amortized cost — — Financial assets at fair value through other comprehensive income — — Financial liabilities at amortized cost — — Obligations from lease contracts — — Issued regulatory capital financial instrument — — Subtotal — — Other financial result from ineffective accounting hedge 586 680 Other financial result from accounting hedges of different kind 426 (159) Subtotal 1,012 521 Total (19,809) 61,104 (*) Financial results declared in this note do not relate to any change in the business model the bank may have had

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 208 Note 34 – Income (Loss) From Investment In Companies a) Interim Consolidated Financial Statements present results from investments in companies for M$1,762 and M$1,440 for the three month period ended March 31, 2022 and 2021, respectively, according to the following detail: For the three month period ended March 31, 2022 2021 Company Ownership interest Investment value Ownership interest Investment value % MCh$ % MCh$ Investments va lued at equity value Nexus S.A. 0.0000% - 14.8148% 167 Transbank S.A. 8.7188% 325 8.7188% (509) Combanc S.A. 9.8100% 11 0.0000% - Imerc OTC S.A. 8.6624% 28 0.0000% - Dividends received from minority investments 1,39 8 1,275 Result from inves tment sales - 507 Total 1,762 1,440 (1) As a result of the merger between the companies Cámara de Riesgo Central de Contraparte and Cámara de Compensación de Divisas, an exchange of shares was carried out, where Compensación de Divisas in exchange for shares of Cámara de Riesgo Central de Contraparte which were recorded by the bank delivered the shares at their new market value, where the Bank acknowledge a profit of M$507 at the date of the exchange (M$420 corresponding to Itaú Corpbanca S.A. And M$87 to Itaú Comisionista de Bolsa Colombia S.A.)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 209 Note 35 – Results From Non-Current Assets And Disposal Groups Not Eligible For Discontinued Operations The details of the item result of non-current assets and disposal groups not admissible as discontinued operations (assets received in payment) ia as follows: For the three month period completed as of March 31 2022 2021 MCh$ MCh$ Result of non-current assets and disposal groups not admissible as discontinued operations Ne t result for goods received in payment or adjudicated in judicial auction 747 715 Other incomes for goods received in payment or adjudicated in judicial auction 537 1,116 Provisions for adjustments to the net realizable value of assets received in payment or adjudicated in judicial auction (1,223) (924) Write - offs of goods received in payment or adjudicated in judicial auction (540) (807) Expenses for maintenance of goods received in payment or awarded in ju dicial auction (349) (179) Non - current assets for sale (442) (416) Disposal groups for sale — — Total (1,270) (495)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 210 Note 36 – Other operating income and expenses a) Other operating incomes Detail of other operating incomes, is as follows: For the three month period completed as of March 31, 2022 2021 MCh$ MCh$ Other operating incomes Compensation from insurance companies for claims other than operational risk events 40 — Net income from investment properties — — Income from issued card brands (VISA, MC, etc.) — — Correspondent bank income — — Income other than interests and commissions from lease agreements 23 66 Income from expense recovery 5,813 1,718 Other income 2,869 2,695 Totals 8,745 4,479 b) Other operational expenses During the three month period ended March 31, 2022 and 2021, the bank presents other operational expenses according to the following: For the three month period completed as of March 3 1 2022 2021 MCh$ MCh$ OTHER OPERATIONAL EXPENSES Expense of provisions for operational risk (1,584) (218) Expense recoveries for operational risk events 406 428 Provisions for lawsuits and litigation (317) 210 Other provisions for other contingencies (2) (21) Expenses for credit operations of financial leasing (461) 87 Expenses for credit operations of factoring (24) (21) Other operational expenses (6,626) (8,770) Total (8,608) (8,305)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 211 Note 37 – Expenses for employee benefit obligations The details of the item compensation and personnel expenses for the three month period ended March 31, 2022 and 2021,is as follows: For the three month period ended March 31, 2022 2021 MCh$ MCh$ Expenses for short - term employee benefit (64,631) (61,840) Compensation (43,876) (43,283) Incentives (performance-related bonus) (14,032) (12,200) Profit-sharing (6,683) (6,252) Other (40) (105) Expenses for p ost employment employee benefi ts — — Expenses for long - term employee benefit (437) (1,420) Compensation (312) (438) Incentives (performance-related bonus) (125) (982) Other — — Expense for employee benefits due to termination of em ployment contract (4,091) (3,546) Severance indemnities (4,091) (3,546) Other — — Expenses for employee payments based on shares or equity instruments — — Equity-settled share-based payment transactions — — Cash-settled share-based payment transactions — — Expenses for obligations for defined contribution post - employment plans — — Expenses for obligations for post - employment defined benefit plans (470) (310) Expenses for other obligations with personnel — — Other personnel expenses (3,864) (5,278) Training expenses (325) (70) Expenses for nursery and kindergarten (142) (127) Other (3,397) (5,081) Total (73,493) (72,394)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 212 Nota 38 - Administrative Expenses For the periods ended as of March 31, 2022 and 2021, the composition of this item is as follows: For the three month period ended March 31, 2022 2021 MCh$ MCh$ Administrative expenses (46,069) (47,462) Expenses for short - term leases (372) (399) Expenses for l ow - value leases — — Other expenses of obligations for lease contracts (51) (69) Maintenance and repair of fixed assets (6,875) (8,072) Insurance premiums except to cover operational risk events (4,960) (4,64 7) Office supplies (380) (310) IT and communications expenses (11,003) (12,958) Lighting, heating and other services (705) (932) Surveillance services and transportation of valuables (1,611) (1,472) Expenses for personnel representatio n and travel (216) (206) Legal and notarial expenses (4,308) (5,037) Fees for review and audit of the financial statements by the external auditor (245) (216) Fees for advice and consultancies carried out by the external auditor — — Fee s for advice and consultancies carried out by other auditing companies (16) (18) Title classification fees — — Fees for other technical reports (4,577) (7,169) Fines applied by the Financial Market Commission (4) (79) Fines applied by o ther agencies (75) (19) O ther general management expenses (10,671) (5,859) Outsourced services (8,003) (6,954) Data processing (2,746) (2,539) Technological development service, certification and technological testing — — External human resource administration service and external personnel — — Appraisal service (18) (5) Call center service for sales, marketing, quality assurance and costumer service (92) (134) External collection service (352) (215) External ATM administration and maintenanc e service — — External cleaning service, casino, files and documents custody, furniture and equipment storage (183) (184) Sale services and product distribution (14) (7) External credit evaluation service — — Other outsourced services (4,598) (3,870) Board of directors expenses (270) (326) Board of directors compensations (270) (326) Other board of directors expenses — — Advertisement (2,723) (2,588) Taxes, real estate tax and other legal charges (8,834) (7,5 14) Real estate taxes (59) (48) Municipal licenses (351) (342) Other taxes other than income (6,043) (4,868) Control contributions to the regulator (2,381) (2,256) Other legal fees — — Total (65,899) (64,844)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 213 Note 39 – Depreciation and amortization Values corresponding to fees by concept of depreciation and amortization for the three month period ended March 31, 2022 and 2021, is as follows: For the three month period ended Marc h 31, 2022 2021 MCh$ M Ch$ Depreciation and amortization Amortization of intangible assets (12,833) (13,022) Depreciation for fixed assets (2,986) (2,971) Depreciation and amortizations for assets with rights to use in leases (6,890) (8,582) Depreciation of other assets for investment properties — — Amortization of other assets per revenue asset from ordinary activities from costumer contracts — — Total Depreciation and Amortization (22,709) (24,575)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 214 Note 40 – Impairment of non-financial assets As of March 31, 2022 and 2021, Itaú Corpbanca and its subsidiaries evaluate at the end of each reporting period, if there is any indication of impairment in the value of any asset, no indications of impairment have been identified for the reported periods.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 215 Note 41 – Credit loss expenses a) Summary of credit loss expense for the three month period ended March 31, 2022 and 2021, is as follows: Summary of For the three month period credit loss ended March 31 In the period 2022 2021 MCh$ MCh$ Expense of provisions constituted for loan credit risk. (44,933) (78,213) Expense of special provisions for credit risk. (7,559) 25,621 Write - off credit recovery 14,986 14,478 Impairment due to credit risk of other financial assets at amortized cost. — — Impairment due to credit risk of financial assets at fair value through other comprehensive income. 21 54 Total (37,485) (38,060) b) Flow of provision expenses constituted for credit risk and expense for credit losses of loans for the three month period ended March 31,2022, is as follows: For the three month period ended March 31, 2022 Loan provision Portfolio Portfolio Portfolio in Ded uctible expense In the peri od normal Substandard default guarantees Evaluation Evaluation Evaluation Subtotal FOGAPE Total Individual Group Individual Individual Group Covid-19 Interbank loans Creation of provisions (139) — — — — (139) — (139) Release of provisions 443 — — — — 443 — 443 Subtotal 304 — — — — 304 — 304 Commercial loans Creation of provisions (1,428) (14,118) (662) (3,529) (13,803) (33,540) — (33,540) Provisions released 16,179 167 3,702 11,323 599 31,970 4,504 36,474 Subtotal 14,751 (13,951) 3,040 7,794 (13,204) (1,570) 4,504 2,934 Housing loans Creation of provisions — (2,552) — — (866) (3,418) — (3,418) Provisions released — — — — 20 20 — 20 Subtotal — (2,552) — — (846) (3,398) — (3,398) Consumer loans Creation of provisions — (27,020) — — (18,304) (45,324) — (45,324) Release of provisions — 551 — — — 551 — 551 Subtotal — (26,469) — — (18,304) (44,773) — (44,773) Expense of constituted provisions 15, 055 (42,972) 3,040 7,794 (32,354) (49,437) 4,504 (44,933) Recovery of writen - off loans Interbank loans — — — — — — — — Commercial loans — — — — — — — 5,094 Housing loans — — — — — — — 1,502 Consumer loans — — — — — — — 8,390 Subtotal — — — — — — — 14,986 Credit loss expense 15,055 (42,972) 3,040 7,794 (32,354) (49,437) 4,504 (29,947)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 216 Note 41 – Credit loss expenses, continued For the three month period ended March 31, 2021 Loan provision Portfolio Portfolio Portfolio in Deductible expense In the period normal Substandard default guarantees Evalu ation Evaluation Evaluation Subtotal FOGAPE Total Individual Group Individual Individual Group Covid-19 Interbank loans Creation of provisions (402) — — — — (402) — (402) Release of provisions 371 — — — — 371 — 371 Subtotal (31) — — — — (31) — (31) Commercial loans Creation of provisions (10,300) (5,688) (9,460) (23,410) (1,102) (49,960) (3,396) (53,356) Release of provisions 3,625 1,354 9,342 13,299 3,146 30,766 201 30,967 Subtotal (6,675) (4,334) (118) (10,111) 2,044 (19,194) (3,195) (22,389) Housing loans Creation of provisions — (4,467) — — (4,928) (9,395) — (9,395) Release of provisions — — — — 2,726 2,726 — 2,726 Subtotal — (4,467) — — (2,202) (6,669) — (6,669) Consumer loans Creation of provisions — (36,455) — — (31,420) (67,875) — (67,875) Release of provisions — 2,435 — — 16,316 18,751 — 18,751 Subtotal — (34,020) — — (15,104) (49,124) — (49,124) Expense of recorded provisions (6,706) (42,821) (118) (10,111) (15,2 62) (75,018) (3,195) (78 ,213) Recovery of writen - off loans Interbank loans — — — — — — — — Commercial loans — — — 5,000 — 5,000 — 5,001 Housing loans — — — — 1,048 1,048 — 1,047 Consumer loans — — — — 8,430 8,430 — 8,430 Subtotal — — — 5,000 9,478 14,478 — 14,478 Credit loss expense (6,706) (42,821) (118) (5,111) (5,784) (60,540) (3,195) (63,735) c) Balances for the three month period ended March 31, 2022 and 2021 of Expenses for Special Provisions for Credit Risk, are as follows: Summary of the expense for special provisions for credit risk in the period For the three month period completed as of March 31 , 2022 2021 MCh$ MCh$ Expense of provisions for contingent credits (1,660) (6,518) Interbank loans — — Commercial Loans (708) (6,518) Consumer loans (952) — Expense of provisions for country risk for operations with deb tors domiciled abroad 769 57 Expense of special provisions for contingent credits abroad — — Expense of additional provisions for loans (6,668) 32,082 Commercial loans (6,668) 3,972 Housing loans — 3,478 Consumer loans — 24,63 2 Expense of provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation — — Expense of other special provisions constituted for credit risk — — Total (7,559) 25,621

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 217 Note 42 – Income from discontinued operations As of March 31, 2022 and 2021, the Bank has no results from discontinued operations.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 218 Note 43 - Related Party Disclosures a) Assets and liabilities for transactions with related parties As of March 31, 2 022 Assets and liabilities by type of related party Parent entity Other legal entity Key Bank consolidated personnel Other related parties Total MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets to be traded at fair value through profit or lo ss — — — — — Financial derivative contracts — — — — — Debt financial instruments — — — — — Financial assets not intended for mandatory trading at fair value through profit or loss — — — — — Financial assets at fa ir value through profit or loss — — — — — Financial assets at fair value through other comprehensive income — — — — — Financial derivative contracts for accounting hedging — — — — — Financial a ssets at amortized cost — — — — — Rights on resale agreements and loans of securities — — — — — Debt financial instruments 9,059 — — — 9,059 Commercial loans 78,820 — 3,259 — 82,079 Housing loans 32,114 — 1 9,583 — 51,697 Consumer l oans 7,535 — 4,140 — 11,675 Recorded provisions - loans (11,827) — (141) — (11,968) Other assets 1,020 — — — 1,020 Contingent credits 52,545 — 8,070 — 60,615 LIABILITIES Financial liabilities to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Financial liabilities designated at fair value through profit or loss — — — — — Financial derivative contracts for acco unting hedge. — — — — — Financial liabilities at amortized cost — — — — — Deposits and other demand obligations 102,916 — 5,684 — 108,600 Deposits and other term deposits 378,326 — 10,525 — 388,851 Repurchase agr eement obligations and securities loans — — — — — Obligations with banks — — — — — Debt instruments issued — — — — — Other financial obligations — — — — — Obligations from lease cont racts — — — — — Oth er liabilities 1,020 — — — 1,020

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 219 Note 43 – Related Party Disclosures, continued As of December 31, 2021 Assets and liabilities by type of related party Parent entity Other legal e ntity Key Bank consolidated personnel Other related parties Total MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Debt finan cial instruments — — — — — Financial assets not intended for mandatory trading at fair value through profit or loss — — — — — Financial assets at fair value through profit or loss — — — — — Financial assets at fair value through other comprehensive income — — — — — Financial derivative contracts for accounting hedging — — — — — Financial assets at amortized cost — — — — — Rights on resale agreements and loans of securities — — — — — Debt financial instruments 4,404 — — — 4,404 Commercial loans 72,758 — 3,262 — 76,020 Housing loans 33,701 — 20,429 — 54,130 Consumer loans 8,058 — 4,431 — 12,489 Recorded provisio ns - loans (10,999) — (1 55) — (11,154) Other assets 8 — — — 8 Contingent credits 49,446 8,290 57,736 LIABILITIES Financial liabilities to be traded at fair value through profit or loss — — — — — Financial derivative con tracts — — — — — Financial liabilities designated at fair value through profit or loss — — — — — Financial derivative contracts for accounting hedge. — — — — — Financial liabilities at amortize d cost — — — — — De posits and other demand obligations 74,724 — 4,112 — 78,836 Deposits and other term deposits 241,023 — 5,229 — 246,252 Repurchase agreement obligations and securities loans — — — — — Obligation s with banks — — — — — Debt instruments issued — — — — — Other financial obligations — — — — — Obligations from lease contracts — — — — — Other liabilities 8 — — — 8

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 220 Note 43 – Related Party Disclosures, continued b) Incomes and expenses from transactions related parties for the periods ended March 31, 2022 and 2021: For the three month period ended March 31, 2022 Parent entity Other legal entity Key Bank consolidated personnel Other related parties Total MCh$ MCh$ MCh$ MCh$ MCh$ Interest income 1,027 — 190 — 1,217 Incomes from readjustments — — — — — Commission income 191 — 24 — 215 Net fina ncial result — — — — — Other income 1 — — — 1 TOTAL INCOME 1,219 — 214 — 1,433 Interest Expenses (150) — (10) — (160) Indexation expenses — — — — — Commission expenses (35) — — — (35) Credit loss expense — — — — — Expenses for employee benefit obligations — — — — — Administrative expense — — — — — Other expenses — — — — — TOTAL EXPENSES (185) — (10) — (195) For the three month period ended M arch 31, 202 1 Parent entity Other legal entity Key Bank consolidated personnel Other related parties Total MCh$ MCh$ MCh$ MCh$ MCh$ Interest income 1,499 — 69 — 1,568 Incomes from readjustm ents — — — — — Commission income 540 — 24 — 564 Net financial income (loss) — — — — — Other income 1 — — — 1 TOTAL INGRESOS 2,040 — 93 — 2,133 Financial expenses (56) — (5) — (61) Indexation expenses — — — — — Commission expenses (60) — — — (60) Credit loss expense — — — — — Employee benefit obligation expense — — — — — Administrative expense — — — — — Other expenses — — — — — TOTAL EXPENSES (116) — (5) — (121)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 221 Note 43 – Related Party Disclosures, continued c) Transactions with related parties in the period Transactions with related entities that are reported are those considered by the company to exceed and accumulated total of MCh$32 (UF1,000) for the three month period ended March 31, 2022 (MCh$29 UF1,000 as of March 31) without prejudice for being of a different nature: Transaction description As o f March 31, 2022 Nature Transactions under equivalence conditions to those Effect on Income Statement Effect on Statement of Financial Position Business name of the relationship with the bank Type of Renewal Transactions with mutual independenc e Amount Incomes Expenses Accounts receivable Accounts Payable bank Service Deadline Conditions between parties MCh$ MCh$ MCh$ MCh$ MCh$ Centro Cultural Corpgroup Spa Management Auspices 30 days According to contract Yes (123) — (123) — — Combanc S.A. Management Data transmission services 30 days According to contract Yes (124) — (124) — — Comder Contraparte Centra S.A. Management Banking services 30 days According to contract Yes (232) — (232) — — Corp Group Holding Inversiones Ltda Management Consulting 30 days According to contract Yes (78) — (78) — (39) Inmobiliaria Edificio Corpgroup S.A. Management Office rental and maintenance expenses 30 days According to contract Yes — — — — — Inmobiliaria Gabriela S.A Indirect Leases 30 days According to contract Yes (35) — (35) — (615) Inversiones Corp Group Interhold Ltda. Management Consulting 30 days According to contract Yes (713) — (713) — — Itaú Chile Inv. Serv. y Administración S.A. Direct Banking services 30 days According to contract Yes (29) — (29) — (39) Itaú Unibanco Direct Reimbursement for business management 30 days According to contract Yes (232) — (232) — — Itaú BBA Securities NY Direct Reimbursement for business management 30 days According to contract Yes 1,202 1,202 — 2,518 — MCC S.A Corredores de Bolsa Indirect Consulting 30 days According to contract Yes (62) 1 (63) 1 (16) Operadora Tarjeta de Crédito Nexus S.A. Management Credit card management 30 days According to contract Yes (870) — (870) — — Pulso Editorial S.A. Management Publishing services 30 days According to contract Yes — — — — — Redbanc S.A. Management ATM network management 30 days According to contract Yes (1,308) — (1,308) — — SMU S.A., Rendic Hnos. S.A. Management Rental of ATM spaces 30 days According to contract Yes — — — — — Transbank S.A. Management Credit card management 30 days According to contract Yes (3,846) — (3,846) — —

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 222 Note 43 – Related Party Disclosures, continued Transaction description As of March 31, 2021 Nature Transactions under equivalence conditions to those Effect on Income Statement Effect on Statement of Financial Position Business name of the relationship with the bank Type of Renewal Transactions with mutual independence Amount Incomes Expenses Accounts receivable Accounts Payable bank Service Deadline Conditions between parties MCh$ MCh$ MCh$ MCh$ MCh$ Centro Cultural Corpgroup Spa Management Sponsors 30 days According to contract Yes (230) — (230) — — Combanc S.A. Management Data transmission services 30 days According to contract Yes (111) — (111) — — Comder Contraparte Centra S.A. Management Banking services 30 days According to contract Yes (222) — (222) — — Corp Group Holding Inversiones Ltda Management Consulting 30 days According to contract Yes (73) — (73) — — Inmobiliaria Edificio Corpgroup S.A. Management Office rental and maintenance expenses 30 days According to contract Yes (618) — (618) — (13,901) Inmobiliaria Gabriela S.A Indirect Leases 30 days According to contract Yes (32) — (32) — (687) Inversiones Corp Group Interhold Ltda. Management Consulting 30 days According to contract Yes (665) — (665) — — Itaú Chile Inv. Serv. y Administración S.A.Direct Banking services 30 days According to contract Yes (58) — (58) — (143) Itaú Unibanco Direct Reimbursement for business management30 days According to contract Yes 1,258 1,426 (168) 1,370 — MCC S.A Corredores de Bolsa Indirect Consulting 30 days According to contract Yes (222) 11 (233) — 18 Operadora Tarjeta de Crédito Nexus S.A. Management Credit card management 30 days According to contract Yes (788) — (788) — — Pulso Editorial S.A. Management Publishing services 30 days According to contract Yes (24) — (24) — — Redbanc S.A. Management ATM network management 30 days According to contract Yes (889) — (889) — — SMU S.A., Rendic Hnos. S.A. Management Rental of ATM spaces 30 days According to contract Yes (608) — (608) 383 — Transbank S.A. Management Credit card management 30 days According to contract Yes (1,930) — (1,930) — — d) Payments to the Board of directors and key management personnel of Consolidated Bank. Payments to the Board of directors and key Bank Management personnel and its subsidiaries For the three month period ended March 31, 2022 2021 MCh$ MCh$ Board of dire ctors Compensation payme nts and board of directors per diem - Bank and banks subsidiaries 270 326 Key Bank Management personnel and its subsidiaries: Short - term employee benefit payment 10,450 7,262 Post employment employee b enefit payment — — Long - t erm employee benefit payment — — Payments for employee benefits due to termination of employment contract — 95 Payment to employees based on shares or equity instruments — — Payment for obligations for defined c ontribution post - employment pl ans — — Payment for obligations for defined post - employment benefit plans — — Payment for other personnel obligations Subtotal - Payments for employee benefit obligations 10,450 7,357 Total 10,72 0 7,683

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 223 Note 43 – Related Party Disclosures, continued e) Composition of the Board of directors and key Bank Management personnel and its subsidiaries Composition of the board of directors and key As of March 31, Key Bank Management person nel and its subsidiaries 2022 2021 No. of executives Board of directors Directors - Bank and Bank Subsidiaries 16 16 Key Bank Management personnel and its subsidiaries: General Manager - Bank 1 1 General Managers - Bank su bsidiaries 7 8 Division/A rea Managers - Bank 102 106 Division/Area Managers - Bank Subsidiaries 60 70 Subtotal 170 185 Total 186 201

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 224 Note 44 - Fair Value of Financial Assets and Liabilities This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 "Fair value of financial instruments" of the CMF and IFRS 13 "Fair value measurement". These standards have been applied to both financial assets and non-financial assets measured at fair value (recurecurring and non- recurring). The following section details the main guidelines and definitions used by the Group: Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal or most advantageous market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction. Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics: a) They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms. b) They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary. c) They are able to enter into a transaction for the asset or liability. d) They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so). Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date. Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset. Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest. Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. Starting price) regardless of whether that price is directly observable or estimated using another valuation technique.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 225 Note 44 – Fair Value of Financial Assets and Liabilities, continued Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant's ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset. Bank's own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that: a) A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date. b) An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date. Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity's own credit risk. This risk is assumed to be the same before and after the liability is transferred. Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them. Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. In this sense, the following approaches stand out, being the first two the most used by the group: a) Market approach Uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities. b) Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts. c) Cost approach Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost). Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 226 Note 44 – Fair Value of Financial Assets and Liabilities, continued Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date: a) An estimate of future cash flows for the asset or liability being measured. b) Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows. c) The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate). d) The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium). e) Other factors that market participants would take into account in these circumstances. f) For a liability, the default risk related to that liability, including the entity's own credit risk (i.e. the debtor's). Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 227 Note 44 – Fair Value of Financial Assets and Liabilities, continued Determination of fair value The following is a summary of the fair values of the main financial assets and liabilities as of March 31, 2022, December 31, 2021 and January 1,2021, including those that are not presented at fair value in the Consolidated Statement of Financial Position As of March 31, 2022 Estimated fair value Carrying amount value Recurrent Non recurrent MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3,478,417 — 3,478,417 Cash in process of collection 312,372 — 312,372 Financial assets to be traded at fair value through profit or loss 3,032,616 3,032,616 — Derivative financial instruments 2.704.235 2.704.235 — Debt financial instruments 284,215 284,215 — Other financial instruments 44,166 44,166 — Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — Financial assets designated at fair value through profi t or loss — — — Financial assets at fair value through other comprehensive income 3,248,877 3,248,877 — Debt financial instruments 3,238,649 3,238,649 — Other financial instruments 10,228 10,228 — Derivative financial instrume nts held for hedge accounting 55,534 55,534 — Financial assets at amortized cost 25,562,883 — 25,749,171 Investment under resale agreements 395,355 — 395,355 Debt financial instruments 1,055,718 — 1,053,611 Interbank loans 34, 829 — 34,829 Loans and accounts receivable from customers – Commercial 14,899,629 — 14,792,875 Loans and accounts receivable from customers – Mortgage 6,403,449 — 6,404,301 Loans and accounts receivable from customers – Consumer 2,773,903 — 3,068,200 Total 3 5,690,699 6,337,027 29,539,960 LIABILITIES Cash in process of being cleared 330,167 — 330,167 Financial liabilities to be traded at fair value through profit or loss 2,522,264 2,522,264 — Deri vative financial instruments 2,522,264 2,522,264 — Other financial instruments — — — Financial liabilities designated at fair value through profit or loss — — — Derivative financial instruments held for hedge accounting 168,369 168.369 — Financial liabilitie s at amortized cost 29.170.275 — 29,064,264 Demand deposits and other demand obligations 7,243,860 — 7,243,860 Term deposits and other term loans 10,255,805 — 10,183,502 Obligations under repurchase agreements 984,910 — 984,910 Interbank borrowings 4,751,122 — 4,741,656 Debt instruments issued 5,891,490 — 5,867,248 Other financial liabilities 43,088 — 43,088 Lease contracts liabilities 101,833 — 101,833 Financial instrumen ts of regulatory capital issue d 1,156,027 — 1,156,027 Total 33.448.935 2.690.633 30.652.291

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 228 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of December 31, 2021 Estimated fair value Carryi ng amount Recurrent Non recu rrent MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3,473,392 — 3,473,392 Cash in process of collection 438,496 — 438,496 Financial assets to be traded at fair value through profit or loss 3,229,406 3.229.406 — Derivative financial instruments 2.897.803 2.897.803 — Debt financial instruments 291.761 291.761 — Other financial instruments 39.842 39.842 — Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 2,872,683 2.872.683 — Debt financial instruments 2.87 2.683 2.872.683 — Other financial instruments — — — Derivative financial instruments held for hedge accounting 83,123 83.123 — Financial assets at amortized cost 25,701,853 — 25.867.257 Investment under resale agreements 606,178 — 606.178 Debt financial instruments 1.062.787 — 1.060.894 Interbank loans 80,554 — 80,554 Loans and accounts receivable from customers – Commercial 15,102,619 — 15,026,196 Loans and accounts receivable from customers – Mortgage 6,193,478 — 6,184,792 Loans and accounts receivable from customers – Consumer 2,656,237 — 2,908,643 Total 35,798,953 6,185,212 29,779,145 LIABILITIES Cash in process of being cleared 424,358 — 424,358 Financial liabilities to be traded at fair value through profit or loss 2,757,342 2,757,342 — Derivative financial instruments 2,757,342 2,757,342 — Other financial instruments — — — Financial liabilities designated at fair value through profit or loss — — — Derivative financial instruments held for hedge accounting 168,245 168,245 — Financial liabilities at amortized cost 28,710,197 — 28,497,211 Demand deposits and other demand obligations 7,576,095 — 7,576,095 Term dep osits and other term loans 1 0,097,443 — 10,009,988 Obligations under repurchase agreements 466,006 — 466,006 Interbank borrowings 4,918,423 — 4,915,814 Debt instruments issued 5,609,795 — 5,486,873 Other financial liabilities 42,435 — 42,435 Lease contracts liabilities 115,544 — 106,564 Financial instruments of regulatory capital issued 1,153,045 — 1,153,044 Total 33,328,731 2,925,587 30.181.177

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 229 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of January 1, 2021 Estimated fair value Carrying amount Recurrent Non recurrent MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3,089,072 — 3.089.072 Cash in process of collection 173,192 — 173.192 Financial assets to be traded at fair value through profit or loss 4,256,700 4.256.700 — Derivative financial instruments 3.676.331 3.676.331 — Debt financial instruments 545.352 545.352 — Other financial instrum ents 35.017 35.017 — Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 3,960,105 3,960,105 — Debt financial instruments 3,960,105 3.960.105 — Other financial instruments — — Derivative financial instruments held for hedge accounting 306,472 306,472 Financial assets at amortized cost 21,909,607 — 23.100.162 Investment under resale agreements 105,580 — 105,580 Debt financial instruments 111.643 — 110.709 Interbank loans 7,115 — 7.115 Loans and accounts receivable from customers – Commercial 14,133,985 — 14.910.571 Loans and accounts receivable from customers – Mortgage 5,225,837 — 5,512,969 Loans and accounts receivable from customers – Consumer 2,325,447 — 2,453,218 Total 33,695,148 8,523,277 26,362,426 LIABILIT IES Cash in process of being cleared 154,232 — 154,232 Financial liabilities to be traded at fair value through profit or loss 3,511,141 3,511,141 — Derivative financial instruments 3,511,141 3,511,141 — Other financial instruments — — — Financial lia bilities designated at fair value through profit or loss — — — Derivative financial instruments held for hedge accounting 162,450 162,450 — Financial liabilities at amortized cost 27,205,247 — 28,467,774 Demand deposits and other demand obligations 6,197,406 — 6,197,406 Term deposits and other term loans 11,433,064 — 11,574,924 Obligations under repurchase agreements 638,851 — 638.851 Interbank borrowings 3,798,978 — 3.794.375 Debt instruments issued 5,123,825 — 6,249,095 Other financial liabilities 13,123 — 13.123 Lease contracts liabilities 151,885 — 164.304 Financial instruments of regulatory capital issued 1,081,031 — 1,081,031 Total 32,265,986 3,673,591 29,867,341 In addition, the fair value estimates presented above do not attempt to estimate the value of the Group's profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 230 Note 44 – Fair Value of Financial Assets and Liabilities, continued The following section describes the methods used to estimate fair value: a) Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring). Measurement at fair of items non As of March 31 As of December 31 As of January 01 value as a recurring basis 2022 2021 2021 MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3,478,417 3,473,392 3,089,072 Cash in process of collection 312,372 438,496 173,192 Financial assets at amortized cost 25,562,883 25,701,853 21,909,607 Investment under resale agreements 395,355 606,178 105,580 Debt financial instruments 1,055,718 1,062,787 111,643 Interbank loans 34,829 80,554 7,115 Loans and accounts receivable from customers – Commercial 14,899,629 15,102,619 14,133,985 Loans and accounts receivable from customers – Mortgage 6,403,449 6,193,478 5,225,837 Loans and acc ounts receivable from customer s – Consumer 2,773,903 2,656,237 2,325,447 Total 29,353,672 29,613,741 25,171,871 LIABILITIES Cash in process of being cleared 330,167 424,358 154,232 Financial liabilities at amortized cost 29,064,264 28,497,211 28,467,774 Demand deposits and other demand obligations 7,243,860 7,576,095 6,197,406 Term deposits and other term loans 10,183,502 10,009,988 11,574,924 Obligations under repurchase agreements 984,910 466,006 638, 851 Interbank borrowings 4,741,656 4,915,814 3,794,375 Debt instruments issued 5,867,248 5,486,873 6,249,095 Other financial liabilities 43,088 42,435 13,123 Lease contracts liabilities 101,833 106,564 164,304 Financial instruments of regulatory capital issued 1,156,027 1,153,044 1,081,031 Total 30,652,291 30,181,177 29,867,341 Cash, short-term assets and short-term liabilities The fair value of these items approximates their book value given their short-term nature. These items include: - Cash and deposits in Banks - Cash in the process of collection - Financial instruments at fair value through profit or loss - Demand deposits and other demand obligations - Other financial obligations

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 231 Note 44 – Fair Value of Financial Assets and Liabilities, continued Loans The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies. This methodology was applied to: - Interbank loans - Loans and accounts receivable from customers Financial instruments at amortized cost The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. Medium and long-term liabilities The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include: - Term deposits and other term loans - Interbank borrowings - Debt instruments issued

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 232 Note 44 – Fair Value of Financial Assets and Liabilities, continued b) Value Measurement of financial assets and liabilities for recording purposes (recurring) Measurement at fair of items As of March 31 As of December 31 As of January 01 value as a recurring basis 2022 2021 2021 MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit or loss 328,381 331,603 580,369 Chilean Central Bank and Government se curities 106,052 50,743 108.042 Other domestic securities 110 111 271 Foreign government and central bank instruments 160,166 232.083 432.178 Other foreign securities 17,887 8.824 4.861 Investments in mutual funds 44,166 39 ..842 35.017 Investment instruments at fair value through other comprehensive income 3,248,877 2,872,683 3,960,105 Chilean Central Bank and Government securities 2,694,458 2.325.668 3.056.179 Other securities i ssued locally 128,915 135. 142 292.050 Foreign government and central bank instruments 100,093 45.386 217.185 Other securities issued abroad 315,183 366.487 394.691 Other instruments at FVTOCI 10,228 — — Financial derivative cont racts 2,759,769 2.980.926 3.982.803 Forwards 270,969 382.206 472.208 Swaps 2,488,486 2.598.071 3.509.315 Call options 314 649 195 Put options — — 1,085 Total 6,337,027 6,185,212 8,523,277 LIABILITIES Financi al derivative contracts 2,69 0,633 2,925,587 3,673,591 Forwards 351,068 391,049 433,863 Swaps 2,338,750 2,534,164 3,238,371 Call options 105 343 271 Put options 710 31 1,086 Total 2,690,633 2,925,587 3,673,591

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 233 Note 44 – Fair Value of Financial Assets and Liabilities, continued Financial instruments The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows: - Financial instruments held for trading at fair value through profit or loss - Financial instruments at fair value with changes in other comprehensive income Financial derivative contracts The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. The methodology recognizes the credit risk of each counterparty. The adjustment is known internationally as counterparty risk adjustment, which is composed of CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), the sum of both risk adjustments the effective counterparty risk that must be recognized. This adjustment is periodically recorded in the financial statements. As of March 31, 2022, the portfolio of derivative contracts both in Chile and Colombia have an accumulate net effect of Mch$6,169 (MCh$8,983 as of December 31, 2021, and Mch$40,382 as of January 1st, 2021) As of March 31, As of D ecember 31 As of January 01 2022 2021 2021 CVA DVA CVA DVA CVA DVA MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Derivatives held for hedging Fair value hedge — — — — — — Currency forwards — — — — — — Currency swaps — — — — — — Interest rate swaps — — — — — — Cash fl ows hedge — — — — — — Currency forwards — — — — — — Currency swaps — — — — — — Interest r ate swaps — — — — — — Hedge o f net investments in a foreign operation — — — — — — Currency forwards — — — — — — Currency swaps — — — — — — Interest rate swaps — — — — — — Derivat ives held for trading (6,686) 517 (9, 320) 337 (40,971) 589 Currency forwards (294) 262 (240) 207 (443) 205 Currency swaps (3,955) 175 (4,144) 74 (4,165) 347 Interest rate swaps (2,437) 80 (4,936) 56 (36,363) 37 Curren cy call options — — — — — — Currency put options — — — — — — Totals financial derivatives (6,686) 517 (9,320) 337 (40,971) 589

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 234 Note 44 – Fair Value of Financial Assets and Liabilities, continued c) Fair value hierarchy. IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation: - Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly. In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type. For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument's cash flows. Level 2 The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity. In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts. For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled.They are a numerical representation of the opportunity costs of the instrument's cash flows or the price volatility of an asset.Finally, cash flows are discounted. The Black and Scholes model is used for options based on prices of brokers in the OTC market. For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 235 Note 44 – Fair Value of Financial Assets and Liabilities, continued For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market and its regulators. - Level 3 This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category. Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (camera), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap. In addition, the Bank offers American forwards to meet its customers' needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry. None of these products generate significant impacts on the Bank's results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model's parameters are very stable. The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated. Impact calibration As of March 31, 2022 American forwards USD - CLP Basis TAB CLP Basis TAB CLP MCh$ MCh$ MCh$ Volatility e xchange rate USD - CLP TAB 30 — 43 — TAB 90 — — — TAB 180 — 31 10 TAB 360 — — (1) Total — 74 9

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 236 Note 44 – Fair Value of Financial Assets and Liabilities, continued Impact calibration As of Dec ember 31, 2021 American forwards USD - CLP Basis TAB CLP Basis TAB CLP MCh$ MCh$ Volatility exchange rate USD - CLP TAB 30 — 48 — TAB 90 — — — TAB 180 — 37 12 TAB 360 — — (2) Total — 85 10 Impact calibration As of January 1, 2021 American forwards USD - CLP Basis TAB CLP Basis TAB CLP MCh$ MCh$ Volatility exchange rate USD - CLP TAB 30 — 76 — TAB 90 — 1 — TAB 180 — 33 15 TAB 360 — — 3 Total — 110 18

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 237 Note 44 – Fair Value of Financial Assets and Liabilities, continued The following table summarizes the fair value hierarchy for the Group's recurring valuation of financial instruments: Level Instrumen t Issuer Price Source Model Currency N/A OTC, Bloomberg Directly observable price. 1 Shares Others Santiago Exchange Directly observable price. Mutual funds Asset Managers CMF Directly observable price. Bonds Chilean Central Bank Santiago Exchange Internal rate of return (IRR) based on prices. Derivatives N/A OTC (Brokers), Bloomberg Interest rate curves based on forward prices and coupon rates. 2 IIF Chilean Central Bank and Chilean Treasury Santiago Exchange Interest rate curves based on prices IIF Banks Santiago Exchange Interest rate curves based on prices Bonds Companies, banks Pricing supplier Interest rate curves based on correlations, spreads, extrapolations, etc. 3 Derivatives, active banking rate (TAB) N/A OTC (Brokers) Interest rate curves based on modeling of TAB-Chamber spread. Derivatives, American forwards N/A Blomberg Black and Scholes with inputs from European options.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 238 Note 44 – Fair Value of Financial Assets and Liabilities, continued The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for the years ended March 31, 2022, December 31, 2021 and January 01, 2021. As of March 31, 2022 Market value Other Non - observable Measurement at fair value of instruments Fair of the asset for observable significant on a recurring basis using value identified asset s significant input inputs (level 1) (level 2) (level 3) MCh$ MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit or loss 328,381 307,835 20,546 — Chilean Central Bank and Government se curities 106,052 106,052 — — Other domestic securities 110 — 110 — Foreign government and central bank instruments 160,166 160.166 — — Other foreign securities 17,887 3.602 14,285 — Investments in mutual funds 44,166 38,015 6,151 — Financial instruments at fair value through other comprehensive income 3,248,877 3,026,860 222,017 — Chilean Central Bank and Government securities 2.694.458 2,694,458 — — Other domestic securities 128,915 — 128,915 — Foreign government a nd central bank instruments 100,093 100,093 — — Other foreign securities 315,183 222,081 93,102 — Other instruments at FV TOCI 10,228 10,228 — — Financial derivative contracts 2,759,769 — 2,742, 313 17,456 Forwards 270,969 — 270,215 754 Swaps 2,488,486 — 2,471,784 16,702 Call options 314 — 314 — Put options — — — — Total 6,337,027 3,334,695 2,984,876 17,456 LIABILITIES Financial derivative c ontracts 2,690,633 — 2,6 90,382 252 Forwards 351,068 — 351,045 23 Swaps 2,338,750 — 2,338,521 229 Call options 105 — 106 — Put options 710 — 710 — Total 2,690,633 — 2,690,382 252

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 239 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of December 31, 2021 Market value Other Non - observable Measurement at fair value of instruments Fair of the asset for observable s ignificant on a recurring basis usin g value identified assets s ignificant input inputs (level 1 ) (level 2 ) (level 3) MCh$ MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit or loss 331,603 322,668 8,935 — Chilean Central Bank and Government securities 50,743 50,743 — — Other domestic securities 111 — 111 — Foreign government and central bank instruments 232,083 232,083 — — Other foreign securities 8,824 — 8,824 — Investments in mutual funds 39,842 39,842 — — Financial instruments at fair value through other comprehensive income 2,872,683 2,632,388 240,295 — Chilean Central Bank and Government securities 2,325,668 2,325,668 — — Other domestic securities 135,142 — 135,142 — Foreign government and central bank instruments 45.386 45,386 — — Other foreign securities 366,487 261,334 105,153 — Financial derivative contracts 2,980,928 — 2,962,174 18,752 Forwards 382,208 — 380,210 1,996 Swaps 2,598,071 — 2,581,315 16,756 Call options 649 — 649 — Put options — — — — Total 6,185,214 2,955,056 3,211,404 18,752 LIABILITIES — Financial derivative contracts 2,925,587 — 2,924,710 877 Forwards 391,049 — 390,414 635 Swaps 2,534,164 — 2,533,922 242 Call options 343 — 343 — Put options 31 — 31 — Total 2,925,587 — 2,924,710 877

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 240 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of January 1, 2021 Market value Other Non - observable Measurement at fair value of instruments Fair of the asset for observable significant on a recurring basis using value identified assets significant input inp uts (level 1) (level 2) (level 3) MCh$ MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit or loss 580,369 575,237 5,132 — Chilean Central Bank and Government securities 108,042 108,0 42 — — Other domestic securities 271 — 271 — Foreign government and central bank instruments 432,178 432,178 — — Other foreign securities 4,861 — 4,861 — Investments in mutual funds 35,017 3 5,017 — — Financial instruments at fair value through other comprehensive income 3,960,105 3,608,717 351,388 — Chilean Central Bank and Government securities 3,056,179 3,056,179 — — Other domestic securities 292,050 — 292,050 — Foreign government and central bank instruments 217,185 217,185 — — Other foreign securities 394,691 335,353 59,338 — Financial derivative contracts 3,982,803 — 3,955,538 27,265 Forwards 472,208 — 468,632 3,576 Swaps 3,509,315 — 3,485,626 23,689 Opciones call 195 — 195 — Put options 1,085 — 1,085 — Total 8,523,277 4,183,954 4,312,058 27,265 LIABILITIES — Financial derivative contracts 3,673,591 — 3,672,751 840 Forw ards 433,863 — 433,747 116 Swaps 3,238,371 — 3,237,647 724 Call options 271 — 271 — Put options 1,086 — 1,086 — Total 3,673,591 — 3,672,751 840

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 241 Note 44 – Fair Value of Financial Assets and Liabilities, continued d) Transfers between level 1 and level 2 For the periods ended March 31, 2022, December 31, 2021 and January 1, 2021, there are no transfers between levels 1 and 2, as described below: As of March 31, 2022 As of December 31, 2021 As of Janua ry 1, 2021 Measurement at fair value of instruments on Fair Level 1 to 2 Level 2 to 1 Value Level 1 to 2 Level 2 to 1 Value Level 1 to 2 Level 2 to 1 measured on a recurring basis value Fair Fair MCh$ MCh$ MCh $ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial instruments at fair value through profit or loss 328,381 — — 311,603 — — 580,369 — — Financial instruments at fair value through other comprehensive income 3,248,877 — — 2,872,683 — — 3,960,105 — — Financial derivative contracts 2,759,769 — — 2,980,928 — — 3,982,803 — — Total 6,337,027 — — 6,165,214 — — 8,523,2 77 — — LIABILITIES Financial derivative contracts 2,690,633 — — 2,925,587 — — 3,673,591 — — Total 2,690,633 — — 2,925,587 — — 3,673,591 — — e) Disclosures Regarding Level 3 Assets and Liabilities Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts. This category includes: - Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion. - American forward options. As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables. These techniques use as transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 242 Note 44 – Fair Value of Financial Assets and Liabilities, continued None of these products generate significant impacts on the Bank's results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book's sensitivity in the longest part of the curve. The following table presents a reconciliation of assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2022, December 31, 2021 and January 1, 2021. As of March 31, 2022 Gain Gain (loss) (loss) Purchases, Transfers Level 3 reconciliation Opening r ecognized in recognized in s ales and from level 1 Ending balance profit or loss Equity agreements and 2 balance MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial derivative contracts Forw ards 2.294 473 — (2,01 3) — 754 Swaps 16.551 1.060 — (909) — 16.702 Call options — — — — — — Put options — — — — — — Futures — — — — — — Other — — — — — — Total 18,845 1,533 — (2,922) — 17,456 LIA BILITIE S Financial derivative contracts Forwards 771 (439) — (309) — 23 Swaps 283 (449) — 395 — 229 Call options — — — — — — Put options — — — — — — Futures — — — — — — Other — — — — — — Total 1,054 (888) — 86 — 252

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 243 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of December 31, 2021 Gain Gain (loss) (loss) Purchases, Transfers Level 3 reconciliation Opening recognized in recognized in sales and from level 1 Ending balance profit or loss Equity agreements and 2 balance MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial derivative contracts Forwards 3.576 1.789 — (3,369) — 1.996 Swaps 23.689 (1,437) — (5,496) — 16.756 Call options — — — — — — Put options — — — — — — F utures — — — — — — Other — — — — — — Total 27,265 352 — (8,865) — 18,752 LIABILITIE S Financial derivative contracts Forwards 116 2,331 — (1,812) — 635 Swaps 724 (2,751) — 2,269 — 242 Call option s — — — — — — Put options — — — — — — Futures — — — — — — Other — — — — — — Total 840 (420) — 457 — 877 As of January 01, 2021 Gain Gain (loss ) (loss) Purchases, Transfers Level 3 reconciliation Opening recognized in recognized in sales and from level 1 Ending balance profit or loss Equity agreements and 2 balance MCh$ MCh$ MCh $ MCh$ MCh$ MCh $ ASSETS Financial derivative contracts Forwards 5.060 23.803 — (25,287) — 3.576 Swaps 22.372 4.800 — (3,483) — 23.689 Call options — — — — — — Put options — — — — — — Futures — — — — — — Other — — — — — — Total 27.432 28.603 — (28,770) — 27.265 LIABILITIE S Financial derivative contracts Forwards 181 2.397 — (2,462) — 116 Swaps 938 (1,672) — 1. 458 — 724 Call options — — — — — — Put options — — — — — — Futures — — — — — — Other — — — — — — Total 1,119 725 — (1,004) — 840

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 244 Note 44 – Fair Value of Financial Assets and Liabilities, continued Hierarchy for Remaining Assets and Liabilities. The following table discloses the classification according to the fair value hierarchy for assets and liabilities that are not measured at fair value on a recurring basis as of March 31, 2022, December 31, 2021 and January 1, 2021: As of March 31, 2022 Measurement at fair value of items on Market value of non-recurring basis Fair value e stimated the asset for identified assets O ther observable s ignificant i nputs Non-observable significant inputs (Level 1) (Level 2) (level 3) MCh$ MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3,478,417 3,478,417 — — Cash in process of collection 312,372 312,372 — — Financial assets at amortized cost 25,749,171 1,483,795 — 24,265,376 Investment under resale agreements 395,355 395,355 — — Debt financial instruments 1,053,611 1,053,611 — — Interbank loans 34,829 34,829 — — Loans and accounts receivable from customers – Commercial 14,792,875 — — 14,792,875 Loans and accounts receivable from customers – Mortgage 6,404,301 — — 6,404,301 Loans and accounts receivable from customers – Consum er 3,068,200 — — 3,068 ,200 Total 29,539,960 5,274,584 — 24,265,376 LIABILITIES Cash in process of being cleared 330,167 330,167 — — Financial liabilities at amortized cost 29,064,264 13,013,514 16,050,750 — Dema nd deposits and other demand o bligations 7,243,860 7,243,860 — — Term deposits and other term loans 10,183,502 — 10,183,502 — Obligations under repurchase agreements 984,910 984,910 — — Interbank borrowings 4,741,656 4,741,656 — — Debt instruments is sued 5,867,248 — 5,867,248 — Other financial liabilities 43,088 43,088 — — Lease contracts liabilities 101,833 101,833 — — Financial instruments of regulatory capital issued 1,156,027 — 1,156,027 — Total 30,652,291 1 3,445,514 17,206,777 —

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 245 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of December 31, 2021 Measurement at fair value of items on Market value of non-recurring basis Fair value e stimated the asset for identified assets Other observable s ignificant inputs Non-observable significant inputs (Level 1) (Level 2) (level 3) MCh$ MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3,473,392 3.473.392 — — Cash in process of collection 438,496 438,496 — — Financial assets at amortized cost 25,867,257 1,747,626 — 24,119,631 Investment under resale agreements 606,178 606,178 — — Debt financial i nstruments 1,060,894 1,060 ,894 — — Interbank loans 80,554 80.554 — — Loans and accounts receivable from customers – Commercial 15,026,196 — — 15.026.196 Loans and accounts receivable from customers – Mortgage 6,184,792 — — 6,184,792 Loans and account s receivable from customers – Consumer 2,908,643 — — 2,908,643 Total 29,779,145 5,659,514 — 24,119,631 LIABILITIES Cash in process of being cleared 424,358 424,358 — — Financial liabilities at amortized cost 28,497,211 13,000,350 15,496,861 — Demand deposits and other demand obligations 7,576,095 7,576,095 — — Term deposits and other term loans 10,009,988 — 10,009,988 — Obligations under repurchase agreements 466, 006 466,006 — — Interba nk borrowings 4,915,814 4,915,814 — — Debt instruments issued 5,486,873 — 5,486,873 — Other financial liabilities 42,435 42,435 — — Lease contracts liabilities 106,564 — 106,564 — Financial instruments of regulatory capi tal issued 1,153,044 — 1,153,044 — Total 30,181,177 13,424,708 16,756,469 —

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 246 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of January 1, 2021 Measurement at fair valu e of items on Market value of non-recurring basis Fair value e stimated the asset for identified assets Other observable s ignificant inputs Non-observable significant inputs (Level 1) (Level 2) (level 3) MCh$ MC h$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3.089.072 3.089.072 — — Cash in process of collection 173,192 173,192 — — Financial assets at amortized cost 23,100,162 223,404 — 22,876,758 Investment under resale agree ments 105,580 105,580 — — Debt financial instruments 110,709 110,709 — — Interbank loans 7,115 7,115 — — Loans and accounts receivable from customers – Commercial 14,910,571 — — 14,910,571 L oans and accounts receivable f rom customers – Mortgage 5,512,969 — — 5,512,969 Loans and accounts receivable from customers – Consumer 2,453,218 — — 2,453,218 Total 26,362,426 3,485,668 — 22,876,758 LIABILITIES Cash in process of being cleared 154,232 154,232 — — Financial liabilities at amortized cost 28,467,774 10,643,755 17,824,019 — Demand deposits and other demand obligations 6,197,406 6,197,406 — — Term deposits and other term loans 11,5 74,924 — 11,574,924 — Obligations under repurchase agreements 638,851 638,851 — — Interbank borrowings 3,794,375 3,794,375 — — Debt instruments issued 6,249,095 — 6,249,095 — Other financial liabilities 13,123 13,123 — — Lease contracts liabilities 164,304 — 164,304 — Financial instruments of regulatory capital issued 1,081,031 — 1,081,031 — Total 29,867,341 10,797,987 19,069,354 —

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 247 Note 45 – Maturity according to remaining terms of financial assets and liabilities The main assets grouped by maturity, including interest accrued as of March 31, 2022, December 31 and January 1, 2021, are detailed below As of March 31, 2022 On demand Up to 1 month Between 1 and 3 months Between 3 months and 1 year Between 1 and 3 years Between 3 and 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Assets Financial assets held for trading at fair value through profit or loss 38,332 1,791,517 739,974 83,131 164,005 105,624 110,033 3,032,616 Financial derivative contracts 316 1,660,559 698,874 39,533 120,225 99,091 85,637 2,704,235 Debt financial instruments - 124,808 41,100 43,598 43,780 6,533 24,396 284,215 Other 38,016 6,150 — — — — — 44,166 Financial assets at fair value through other comprehensive income — 1,709,291 708,957 165,413 483,592 120,2 02 61,422 3,248,877 Debt financial instruments — 1,699,063 708,957 165,413 483,592 120,202 61,422 3,238,649 Other — 10,228 — - — — — 10,228 Derivative financial instruments held for hedge accounting — 387 321 27,609 17,650 7,260 2, 307 55,534 Financial assets at amortized cost 975,587 1,562,201 2,191,197 3,239,081 7,267,877 3,127,086 7,962,021 26,325,050 Investment under resale agreement 6,196 292,977 71,169 25,013 — — — 395,355 Debt financial instruments — 17,428 102,316 76,147 657,207 202,620 — 1,055,718 Interbank loans — 34,829 — — — — — 34,829 Loans and accounts receivable from customers – Commercial 350,174 1,043,852 1,8 56,514 2,473,699 5,132,542 1,675,033 2,903,552 15,435,366 Loans and accounts receivable from customers – Mortgage 157 30,357 60,704 269,934 715,121 708,435 4,665,287 6,449,995 Loans and accounts receivable from customers - Con sumer 619,060 142,758 100,494 394,288 763,007 540,998 393,182 2,953,787 Total assets 1,013,919 5,063,396 3,640,449 3,515,234 7,933,124 3,360,172 8,135,783 32,662,077 Liabilities Financial liabilities to be traded at fair value through profit or loss 21 5,387 9,118 365,704 672,987 589,533 879,514 2,690,633 Financial derivative contracts 21 5,387 9,118 365,704 672,987 589,533 879,514 2,522,264 Other — — — — — — — — Financial derivative contracts for accounting hedging — 20 897 55,143 73,250 2,509 36,550 168,369 Financial liabilities at amortized cost 7,748,305 6,546,913 2,651,619 2,560,311 4,517,804 1,591,226 3,554,097 29,170,2 75 Deposits and other demand obligations 7,243,860 — — — — — — 7,243,860 Term deposits and other term loans 397,033 5,428,226 2,287,523 906,228 320,386 154,647 761,762 10,255,805 Obligations under repurchase agreements — 984,873 37 — — — — 984,910 Borrowings from financial institutions 64,162 119,676 258,960 1,186,883 3,066,509 45,764 9,168 4,751,122 Debt instruments issued 162 14,138 105,099 467,200 1,130,909 1,390,815 2,783 ,167 5,891,490 Other financial obligations 43,088 — — — — — — 43,088 Lease contracts liabilities — 3,938 3,846 16,226 39,265 23,761 14,797 101,833 Financial instruments of regulatory capital issued — 1,536 1,891 49,573 187,586 53,575 8 61,866 1,156,027 Total liabilities 7,748,326 6,557,794 2,667,371 3,046,957 5,490,892 2,260,604 5,346,824 33,118,768 Assets (liabilities), net (6,734,407) (1,494,398) 973,078 468,27 7 2,442,232 1,099,568 2, 788,959 (456,691)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 248 Note 45 – Maturity according to remaining terms of financial assets and liabilities, continued As of December 31, 2021 On demand Up to 1 month Between 1 and 3 months Between 3 months and 1 year Between 1 and 3 years Between 3 and 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Assets Financial assets held for trading at fair value through profit or loss 39,842 172,314 149,167 335,711 840,962 963,203 728,207 3,229,406 Financial derivative contracts — 117,859 98,339 335,306 806,607 877,843 661,849 2,897,803 Debt financial instruments — 54,455 50,828 405 34,35 5 85,360 66,358 291,761 Other 39,842 — — — — — — 39,842 Financial assets at fair value through other comprehensive income — 1,348,862 636,666 99,850 423,463 209,317 154,525 2,872,683 Debt financial instruments — 1,348,862 636,666 99,850 423,463 209,317 154,525 2,872,683 Other — - — - — — — — Derivative financial instruments held for hedge accounting — 25,349 13,444 35,768 3,296 2,739 2,5 27 83,123 Financial assets at amortized cost 1,067,586 2,092,766 1,942,902 3,334,774 6,252,893 3,651,869 8,152,758 26,495,548 Investment under resale agreement 6,804 421,275 111,148 66,951 — — — 606,178 Debt financial instruments — 43,806 12 ,272 163,932 30,663 812,114 — 1,062,787 Interbank loans — 80,554 — — — — — 80,554 Loans and accounts receivable from customers – Commercial 348,052 1,487,871 1,684,475 2,558,834 4,903,46 8 1,581,190 3,117,158 15 ,681,048 Loans and accounts receivable from customers – Mortgage 167 25,682 51,243 230,337 664,169 635,113 4,632,432 6,239,143 Loans and accounts receivable from customers - Consumer 712,563 33,578 83,764 314,720 654,593 623,452 403,168 2,825,838 Total assets 1,107,428 3,639,291 2,742,179 3,806,103 7,520,614 4,827,128 9,038,017 32,680,760 Liabilities Financial liabilities to be traded at fair value through p rofit or loss — 66,530 143,133 323,721 620,192 591,023 1,012,743 2,757,342 Financial derivative contracts — 66,530 143,133 323,721 620,192 591,023 1,012,743 2,757,342 Other — — — — — — — — Financial derivative contracts for accounting hedging — 11,305 45,617 29,100 44,566 4,883 32,774 168,245 Financial liabilities at amortized cost 7,932,903 5,300,985 2,252,732 4,152,015 4,443,902 1,751,279 2,876,381 28,710,197 Deposits and other demand obligations 7, 576,095 — — — — — — 7,576,095 Term deposits and other term loans 314,373 4,572,769 2,087,560 2,342,260 326,276 152,633 301,572 10,097,443 Obligations under repurchase agreements — 465,842 164 — — — — 466,006 Borrowings from financial institutions — 171,624 132,457 1,420,184 3,137,074 45,985 11,099 4,918,423 Debt instruments issued — 90,750 32,551 389,571 980,552 1,552,661 2,563,710 5,609,795 Other financial obligations 42,4 35 — — — — — — 42,435 Lease contracts liabilities — 4,847 4,808 15,707 41,933 27,501 20,748 115,544 Financial instruments of regulatory capital issued — — — 5,448 165,936 — 981,661 1,153,045 Total liabilitie s 7,932,903 5,383,667 2,446,290 4,525,991 5,316,529 2,374,686 4,924,307 32,904,373 Assets (liabilities), net (6,825,475) (1,744,376) 295,889 (719,888) 2,204,085 2,452,442 4,113, 710 (223,613)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 249 Note 45 – Maturity according to remaining terms of financial assets and liabilities, continued As of January 1, 2021 On demand Up to 1 month Between 1 and 3 months Between 3 months and 1 year Between 1 and 3 years Between 3 and 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Assets Financial assets held for trading at fair value through pr ofit or loss 29.449 170.28 6 214.138 399.299 800.622 1.040.512 1.602.394 4.256.700 Financial derivative contracts — 146,560 148,768 322,278 623,941 839,995 1,594,789 3,676,331 Debt financial instruments — 18,158 65,370 77,021 176,681 20 0,517 7,605 545,352 Other 29,449 5,568 — — — — — 35,017 Financial assets at fair value through other comprehensive income — 1,121,131 97,970 486,354 870,028 1,312,994 71,628 3,960,105 D ebt financial instruments — 1,121,131 97,970 486,354 870,028 1,312,994 71,628 3,960,105 Other — - — - — — — — Derivative financial instruments held for hedge accounting — 26,753 57,590 7,827 15,518 63,488 13 5,296 306,472 Financial ass ets at amortized cost 629,897 1,384,697 1,505,436 2,398,479 2,834,834 3,282,600 10,777,482 22,813,425 Investment under resale agreement 4,762 15,168 40,540 45,110 — — — 105,580 Debt financial instruments — 18,298 — 92,698 647 — — 111,643 Interbank loans — — 7,131 — — — — 7,131 Loans and accounts receivable from customers – Commercial 106,376 1,299,788 1,436,296 2,167,838 2,258,716 2,356,293 5, 202,587 14,827,894 Loans and accounts receivable from customers – Mortgage 229 1,733 416 2,925 25,913 611,966 4,624,742 5,267,924 Loans and accounts receivable from customers - Consumer 518,530 49,710 21,053 89,908 549,558 314,341 950,153 2,493,253 Total assets 659,346 2,702,867 1,875,134 3,291,959 4,521,002 5,699,594 12,586,800 31,336,702 Liabilities Financial liabilities to be traded at fair value through profit or loss — 147,464 158,637 263,216 648,841 855,266 1,437,717 3,511,141 Financial derivative contracts — 147,464 158,637 263,216 648,841 855,266 1,437,717 3,511,141 Other — — — — — — — — Financial derivative contracts for accoun ting hedging — 23,655 53 ,744 26,625 20,298 2,841 35,287 162,450 Financial liabilities at amortized cost 6,917,370 4,692,783 2,506,248 4,327,692 2,438,192 3,134,805 3,188,157 27,205,247 Deposits and other demand obligations 6,197,406 — — — — — — 6,197,406 Term deposits and other term loans 308,348 4,319,328 2,385,542 3,311,082 661,139 80,662 366,963 11,433,064 Obligations under repurchase agreements 398,493 239,258 1,100 — — — — 638,851 Borrowings from financial institutions — 103,194 119,061 719,885 970,809 1,863,565 22,464 3,798,978 Debt instruments issued — 31,003 545 296,725 806,244 1,190,578 2,798,730 5,123,825 Other financial obligations 13,123 — — — — — — 13,123 Lease contracts liabilities — 10,288 4,980 15,561 51,862 37,618 31,576 151,885 Financial instruments of regulatory capital issued — — — — 31,788 122,290 926,953 1,081,031 Total liabilities 6,917,370 4,87 4,190 2,723,609 4,633,094 3,190,981 4,152,820 5,619,690 32,111,754 Assets (liabilities), net (6,258,024) (2,171,323) (848,475) (1,341,135) 1,330,021 1,546,774 6,967,110 (775,052)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 250 Note 46- Financial and non financial assets and liabilities by currency The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the year ended March 31, 2022 and 2021. As of March 31, 2022 Local currency Foreign currency CLP CLF Exchange rate readjustment USD EUR GBP CHF JPY CNY COP Other Total Financial assets 11,803,772 10,993,354 — 3,661,499 29,851 — — 3,620 6,856 5,400,958 — 31,899,910 Financial assets held for trading at fair value through profit or loss 2,338,388 130,946 — 262,725 4,957 — — — — 295,600 — 3,032,616 Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — — — — — — — — — — Financial assets designated at fair value through profit or loss — — — — — — — — — — — — Financial assets at fair value through other comprehensive income 2,375,943 272,593 — 219,873 — — — — — 380,468 — 3,248,877 Derivative financial instruments held for hedge accounting 26,191 — — 29,343 — — — — — — — 55,534 Financial assets at amortized cost 7,063,250 10,589,815 — 3,149,558 24,894 — — 3,620 6,856 4,724,890 — 25,562,883 Investment under resale agreement 177,703 — — — — — — — — 217,652 — 395,355 Debt financial instruments 508,753 367,968 — 7,078 — — — — — 171,919 — 1,055,718 Interbank loans — — — 27,543 — — — — — 7,286 — 34,829 Loans and accounts receivable from customers – Commercial 4,538,688 4,507,192 — 3,096,507 24,894 — — 3,620 6,856 2,721,872 — 14,899,629 Loans and accounts receivable from customers – Mortgage (20,747) 5,712,358 — — — — — — — 711,838 — 6,403,449 Loans and accounts receivable from customers – Consumer 1,858,853 2,297 — 18,430 — — — — — 894,323 — 2,773,903 Non Financial assets 3,194,303 4,440 — 1,822,477 43,775 500 49 1,661 2,583 647,814 1,090 5,718,692 Cash and bank deposits 1,754,310 — — 1,273,703 37,976 500 49 1,661 281 409,093 844 3,478,417 Cash in process of collection 162,934 — — 144,416 423 — — — 2,302 2,297 — 312,372 Investments in companies 14,063 — — — 226 — — — — 5,562 — 19,851 Intangible assets 658,248 — — 115 — — — — — 35,432 — 693,795 Fixed assets 27,926 — — 268 — — — — — 19,247 — 47,441 Right of use asset under lease agreements 89,622 — — 6,122 — — — — — 21,476 — 117,220 Current taxes 30,605 — — 1,595 — — — — — 22,878 — 55,078 Deferred taxes 227,156 — — 19,201 — — — — — 75,163 — 321,520 Other assets 224,654 4,440 — 377,057 5,150 — — — — 48,530 246 660,077 Non-current assets and groups held for sale 4,785 — — — — — — — — 8,136 — 12,921 Total Activos 14,998,075 10,997,794 — 5,483,976 73,626 500 49 5,281 9,439 6,048,772 1,090 37,618,602 Financial liabilities 16,074,225 5,998,909 — 4,917,714 42,662 12 63 1,286 7,200 4,920,537 133 31,962,741 Financial liabilities to be traded at fair value through profit or loss 2,055,391 82,006 — 334,514 6,734 — — — — 43,619 — 2,522,264 Financial liabilities designated at fair value through profit or loss — — — — — — — — — — — — Derivative financial instruments held for hedge accounting 148,278 6,630 — — — — — — — 13,461 — 168,369 Financial liabilities at amortized cost 13,869,568 5,837,040 — 4,577,074 35,928 12 63 1,286 7,200 4,842,043 61 29,170,275 Deposits and other demand obligations 3,149,210 24,016 — 1,225,787 35,296 12 63 1,286 248 2,807,882 60 7,243,860 Term deposits and other term loans 6,421,831 810,342 — 1,705,489 1 — — — — 1,318,141 1 10,255,805 Obligations under repurchase agreements 909,917 — — — — — — — — 74,993 — 984,910 Interbank borrowings 3,007,200 31,323 — 1,645,798 631 — — — 6,952 59,218 — 4,751,122 Debt instruments issued 338,322 4,971,359 — — — — — — — 581,809 — 5,891,490 Other financial obligations 43,088 — — — — — — — — — — 43,088 Lease contracts liabilities 988 73,233 — 6,126 — — — — — 21,414 72 101,833 Non Financial liabilities 1,829,892 188,817 — 348,349 5,291 13 21 2 2,350 140,827 380 2,515,942 Cash in process of being cleared 206,242 — — 118,933 2,560 13 12 — 2,302 — 105 330,167 Issued regulatory capital financial instrument 1,156,027 — — — — — — — — — — 1,156,027 Provisions for contingencies 57,212 — — 384 — — — — — 60,050 — 117,646 Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity 31,844 — — — — — — — — — — 31,844 Other provisions for credit risk 127,844 — — 22,024 20 — 9 2 48 34,068 — 184,015 Current taxes 215 — — — — — — — — 718 — 933 Deferred taxes — — — — — — — — — — — — Other liabilities 250,508 188,817 — 207,008 2,711 — — — — 45,991 275 695,310 Liabilities included in groups held for sale — — — — — — — — — — — Total liabilities 17,904,117 6,187,726 — 5,266,063 47,953 25 84 1,288 9,550 5,061,364 513 34,478,683 Assets (liabilities), net (2,906,042) 4,810,068 — 217,913 25,673 475 (35) 3,993 (111) 987,408 577 3,139,919

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 251 Note 46- Financial and non financial assets and liabilities by currency, continued As of December 31, 2021 Local currency Foreign currency CLP CLF Exchange rate readjustment USD EUR GBP CHF JPY CNY COP Other Total Financial assets 11,247,892 10,583,331 9,133 4,403,783 32,071 — — — — 5,610,855 — 31,887,065 Financial assets held for trading at fair value through profit or loss 2,299,773 126,280 — 561,831 5,700 — — — — 235,822 — 3,229,406 Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — — — — — — — — — — Financial assets designated at fair value through profit or loss — — — — — — — — — — — — Financial assets at fair value through other comprehensive income 2,001,423 301,794 — 202,974 — — — — — 366,492 — 2,872,683 Derivative financial instruments held for hedge accounting 39,574 — — 2,180 — — — — — 41,369 — 83,123 Financial assets at amortized cost 6,907,122 10,155,257 9,133 3,636,798 26,371 — — — — 4,967,172 — 25,701,853 Investment under resale agreement 173,181 — — — — — — — — 432,997 — 606,178 Debt financial instruments 561,595 321,291 — — — — — — — 179,901 — 1,062,787 Interbank loans — — — 52,505 — — — — — 28,049 — 80,554 Loans and accounts receivable from customers – Commercial 4,457,313 4,319,926 9,133 3,565,382 26,371 — — — — 2,724,494 — 15,102,619 Loans and accounts receivable from customers – Mortgage (19,866) 5,511,582 — — — — — — — 701,762 — 6,193,478 Loans and accounts receivable from customers – Consumer 1,734,899 2,458 — 18,911 — — — — — 899,969 — 2,656,237 Non Financial assets 1,848,004 4,421 268 3,524,209 41,950 693 234 8,498 35 540,845 493 5,969,650 Cash and bank deposits 391,955 — — 2,755,547 30,232 579 234 8,351 35 285,924 535 3,473,392 Cash in process of collection 211,685 — — 222,844 3,354 114 — 147 — 347 5 438,496 Investments in companies 15,707 — — — 3 — — — — 3,857 — 19,567 Intangible assets 663,395 — — 130 — — — — — 35,819 — 699,344 Fixed assets 28,083 — — 305 — — — — — 22,669 — 51,057 Right of use asset under lease agreements 102,977 — — 6,802 — — — — — 21,878 — 131,657 Current taxes 19,268 — — 1,713 — — — — — 37,203 — 58,184 Deferred taxes 177,629 — — 20,448 — — — — — 77,113 — 275,190 Other assets 232,757 4,421 268 516,420 8,361 — — — — 46,559 (47) 808,739 Non-current assets and groups held for sale 4,548 — — — — — — — — 9,476 — 14,024 Total Activos 13,095,896 10,587,752 9,401 7,927,992 74,021 693 234 8,498 35 6,151,700 493 37,856,715 Financial liabilities 15,375,237 4,874,741 97 6,206,992 32,121 31 195 295 1 5,261,457 161 31,751,328 Financial liabilities to be traded at fair value through profit or loss 2,049,834 104,265 — 539,425 — — — — — 63,818 — 2,757,342 Financial liabilities designated at fair value through profit or loss — — — — — — — — — — — — Derivative financial instruments held for hedge accounting 145,128 13,905 — 1,233 7,979 — — — — — — 168,245 Financial liabilities at amortized cost 13,179,263 4,670,451 (19) 5,659,556 24,142 31 195 295 1 5,176,121 161 28,710,197 Deposits and other demand obligations 2,795,188 21,624 — 1,820,671 23,297 31 195 295 1 2,914,777 16 7,576,095 Term deposits and other term loans 6,233,732 509,869 1 2,045,906 8 — — — — 1,307,927 — 10,097,443 Obligations under repurchase agreements 212,357 — — — — — — — — 253,649 — 466,006 Interbank borrowings 3,007,242 — (20) 1,792,979 837 — — — — 117,240 145 4,918,423 Debt instruments issued 888,309 4,138,958 — — — — — — — 582,528 — 5,609,795 Other financial obligations 42,435 — — — — — — — — — — 42,435 Lease contracts liabilities 1,012 86,120 116 6,778 — — — — — 21,518 — 115,544 Non Financial liabilities 634,375 244,572 5,062 378,821 13,618 89 15 13 — 157,784 8 1,434,357 Cash in process of being cleared 231,391 — — 182,202 10,640 89 15 13 — — 8 424,358 Issued regulatory capital financial instrument — — — — — — — — — — — — Provisions for contingencies 80,856 — — 1,775 — — — — — 66,644 — 149,275 Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity — — — — — — — — — — — — Other provisions for credit risk 135,613 — 5,062 — — — — — — 36,964 — 177,639 Current taxes 393 — — — — — — — — 939 — 1,332 Deferred taxes — — — — — — — — — — — — Other liabilities 186,122 244,572 — 194,844 2,978 — — — — 53,237 — 681,753 Liabilities included in groups held for sale — — — — — — — — — — — — Total liabilities 16,009,612 5,119,313 5,159 6,585,813 45,739 120 210 308 1 5,419,241 169 33,185,685 Assets (liabilities), net (2,913,716) 5,468,439 4,242 1,342,179 28,282 573 24 8,190 34 732,459 324 4,671,030

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 252 Note 46- Financial and non financial assets and liabilities by currency, continued As of January 01, 2021 Local currency Foreign currency CLP CLF Exchange rate readjustment USD EUR GBP CHF JPY CNY COP Other Total Financial assets 11,045,622 10,084,049 — 3,963,927 29,989 — — — — 5,309,297 — 30,432,884 Financial assets held for trading at fair value through profit or loss 2,382,543 387,390 — 896,226 — — — — — 590,541 — 4,256,700 Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — — — — — — — — — — Financial assets designated at fair value through profit or loss — — — — — — — — — — — — Financial assets at fair value through other comprehensive income 2,480,054 696,306 — 168,204 — — — — — 615,541 — 3,960,105 Derivative financial instruments held for hedge accounting 285,087 — — 15,100 6,285 — — — — — — 306,472 Financial assets at amortized cost 5,897,938 9,000,353 — 2,884,397 23,704 — — — — 4,103,215 — 21,909,607 Investment under resale agreement 85,650 — — — — — — — — 19,930 — 105,580 Debt financial instruments 7,909 — — 7,297 — — — — — 96,437 — 111,643 Interbank loans — — — 7,115 — — — — — — — 7,115 Loans and accounts receivable from customers – Commercial 4,232,218 4,359,789 — 2,858,938 23,704 — — — — 2,659,336 — 14,133,985 Loans and accounts receivable from customers – Mortgage (16,704) 4,636,149 — — — — — — — 606,392 — 5,225,837 Loans and accounts receivable from customers – Consumer 1,588,865 4,415 — 11,047 — — — — — 721,120 — 2,325,447 Non Financial assets 1,741,258 11,883 — 2,903,204 33,297 1,098 16 1,962 1,113 511,558 398 5,205,787 Cash and bank deposits 330,494 — — 2,426,908 33,319 1,092 13 1,961 372 294,519 394 3,089,072 Cash in process of collection 110,504 — — 61,818 9 — — — 741 93 27 173,192 Investments in companies 15,507 — — — 2 — — — — 3273 — 18,782 Intangible assets 682,549 — — 160 — — — — — 35974 — 718,683 Fixed assets 31,841 — — 328 — — — — — 23851 — 56,020 Right of use asset under lease agreements 136,224 — — 6,484 — — — — — 27895 — 170,603 Current taxes 43,935 — — 1,443 — — — — — 19321 — 64,699 Deferred taxes 243,443 — — 18,663 — — — — — 49864 — 311,970 Other assets 139,375 11,883 — 387,400 (33) 6 3 1 — 49530 (23) 588,142 Non-current assets and groups held for sale 7,386 — — — — — — — — 7238 — 14,624 Total Activos 12,786,880 10,095,932 — 6,867,131 63,286 1,098 16 1,962 1,113 5,820,855 398 35,638,671 Financial liabilities 15,796,579 4,740,538 — 5,851,975 35,185 38 15 1 1 4,606,174 217 31,030,723 Financial liabilities to be traded at fair value through profit or loss 2,009,366 421,072 — 924,354 — — — — — 156,349 — 3,511,141 Financial liabilities designated at fair value through profit or loss — — — — — — — — — — — — Derivative financial instruments held for hedge accounting 21,828 55,838 — 62,154 8,382 — — — — 14,248 — 162,450 Financial liabilities at amortized cost 13,764,197 4,145,439 — 4,859,107 26,803 38 15 1 1 4,409,585 61 27,205,247 Deposits and other demand obligations 2,280,879 13,448 — 1,642,937 21,807 30 15 1 1 2,238,247 41 6,197,406 Term deposits and other term loans 7,977,416 402,118 — 1,599,847 4,628 — — — — 1,449,054 1 11,433,064 Obligations under repurchase agreements 399,593 — — — — — — — — 239,258 — 638,851 Interbank borrowings 2,257,226 — — 1,493,590 368 8 — — — 47,767 19 3,798,978 Debt instruments issued 835,960 3,729,873 — 122,733 — — — — — 435,259 — 5,123,825 Other financial obligations 13,123 — — — — — — — — — — 13,123 Lease contracts liabilities 1,188 118,189 — 6,360 — — — — — 25,992 156 151,885 Non Financial liabilities 422,005 159,834 — 348,659 1,593 (560) — 16,856 1,092 181,519 205 1,131,203 Cash in process of being cleared 82,289 — — 52,242 1,528 20 — 16,856 1,092 — 205 154,232 Issued regulatory capital financial instrument — — — — — — — — — — — — Provisions for contingencies 58,329 — — 810 — — — — — 62,874 — 122,013 Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity — — — — — — — — — — — — Other provisions for credit risk 131,672 — — 5,777 — — — — — 42,408 — 179,857 Current taxes 602 — — — — — — — — 1,164 — 1,766 Deferred taxes — — — — — — — — — — — — Other liabilities 149,113 159,834 — 289,830 65 (580) — — — 75,073 — 673,335 Liabilities included in groups held for sale — — — — — — — — — — — Total liabilities 16,218,584 4,900,372 — 6,200,634 36,778 (522) 15 16,857 1,093 4,787,693 422 32,161,926 Assets (liabilities), net (3,431,704) 5,195,560 — 666,497 26,508 1,620 1 (14,895) 20 1,033,162 (24) 3,476,745

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 253 Note 47 – Management and Risk Report The Bank and its subsidiaries, through their activity, are exposed to several types of risk mainly related to loans portfolio and financial instruments. Risk management policies are established in order to identify and analyze the risks faced by the Bank, establish adequate limits and controls, monitor risks and comply with limits. Risk management policies and risk management structures are periodically reviewed to reflect changes in the institution's activities. The Bank, through its rules and procedures, intends to develop an adequate control environment, in which all employees understand their functions and responsibilities. The main activities and policies of the Bank in terms of risk management are described below. (A) Risk Management Structure (i) Board of Directors In the Bank and its Subsidiaries, the Board of Directors plays a prominent role in corporate governance. It is responsible for establishing and monitoring the Bank's risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the CMF. One of its main functions is to ensure the existence of measures that allow senior management to be supervised, evaluated and guided so that their actions are in line with best practices and defined levels of risk appetite. To this end, a governance structure has been created made up of various committees and internal standards. These committees and standards establish behavioral guidelines for the Bank's employees and help them perform their functions related to risk control and management. (ii) Audit Committee The purpose of the Audit Committee is to supervise the Bank's internal control systems and compliance with regulations and other internal standards. It is also responsible for supervising the different aspects of the maintenance, application and operation of the Bank's internal controls, for monitoring compliance with the rules and procedures that regulate its practices and for understanding the risks that may arise from the activity developed by the Bank. The Committee is linked to the Board of Directors through the participation of at least two Directors appointed by the body itself. These members must inform the Board of the situations and events analyzed by the Committee, thus making the members of the Bank's Board of Directors responsible for compliance with both the self-control policies established and practiced by the entity and the laws and regulations to which it is subject. . The Audit Committee must reinforce and support the Internal Audit function, including its independence from the Administration and, at the same time, establish the connection between the Internal Audit Area and the independent auditors, as well as between both auditors and the Board of Directors. (iii) Board of Directors Committee The purpose of the Directors' Committee is to strengthen the self-regulation of the Bank and other entities under its control, making the work of the Board of Directors more efficient through greater supervision of the Administration's activities.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 254 Note 47 – Risk Management, continued Likewise, it is in charge of taking the necessary agreements to protect shareholders, especially minority shareholders, examining the executive compensation systems and analyzing and issuing a report on the operations referred to in title XVI of Law 18,046. A copy of this report is sent to the Board of Directors, which must read the report and approve or reject each respective transaction. In its role as supervisor of corporate activity, the committee must inform the market of any infraction or important corporate event, as well as of the transactions that the company carries out with related parties of the controlling shareholder or of acquisitions of any kind. (iv) Corporate Governance Committee The Corporate Governance Committee is a consultative body of the Board of Directors whose mission is to ensure the existence and development in the Bank of the best corporate governance practices for financial entities. To this end, it evaluates current practices and policies, proposes and makes recommendations to the Board of Directors on the improvements, reforms and adjustments it deems appropriate and works to ensure the correct implementation and application of these corporate governance practices and policies defined by the Board of Directors. (v) Assets and Liabilities Committee (ALCO) After the Board of Directors and its specialized committees, the Assets and Liabilities Committee (hereinafter also "ALCO") is the highest body that participates in the management of the institution's financial policies. The main objective of the committee is to comply with the financial guidelines established by the Board of Directors. In this sense, it must approve and supervise the financial strategies that guide the Bank regarding the composition of its assets and liabilities, cash inflows and outflows, and operations with financial instruments. It will consider the different alternatives available to make decisions that ensure the highest and most sustainable profitability with levels of financial risk compatible with the business, current regulations and internal standards. (vi) Committee for the Prevention of Money Laundering and the Financing of Terrorism The main objective of this committee is to plan and coordinate the activities for compliance with the policies and procedures for the prevention of money laundering, financing of terrorism and bribery, to keep informed of the work carried out by the Compliance Officer, who has also been designated as chief in accordance with Law No. 20,393, as well as adopt agreements to improve the prevention and control measures proposed by the Compliance Officer. (vii) Operational Risk Committee The objective of this committee is to evaluate the status of the critical processes that are directly related to the Bank's Operational Risk and Internal Controls, in accordance with the current regulations of the Commission for the Financial Market, in order to improve control weaknesses that the Bank may present and ensure the correct implementation of the regulatory changes. It is also responsible for ensuring that critical processes are under an internal control environment that allows the Bank to operate in a stable and consistent manner, thus ensuring the desired levels of reliability, integrity and availability of information resources.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 255 Note 47 – Management and Risk Report, continued (viii) Compliance Committee The Compliance Committee's main objective is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest standards of personal and professional excellence. Employee conduct must be guided, at all times, by the principles and values that embody the spirit, philosophy and good business practices of our organization. It is also responsible for ensuring the correct application of the Regulatory Compliance Model in accordance with the definitions established by this committee, and for keeping informed of the work carried out by the Compliance Officer in said matters, as well as for adopting agreements to improve the measures of control proposed by the Compliance Officer. (ix) Risk and Capital Committee (“RCC”) The Risk and Capital Committee supports Senior Management in its evaluation and management of risks, results, and capital adequacy, in accordance with economic principles and the standards established by local regulations and those of Basel I, II and III. . These principles and standards are applied to provide oversight and management of economic capital risks, results, and principles, to review the effectiveness of those policies and related limits, and to ensure compliance with risk and capital policies and procedures throughout the Bank. .. (x) Risk Methodologies Committee The objective of the Risk Methodologies Committee is to guarantee the quality of all the Bank's methodologies, as well as the follow-up and management of the Model Risk. This Committee - exercises its functions with respect to the Bank - deals with certain corporate aspects such as policies, manuals and procedures related to the Bank's methodologies (xi) Portfolio Committee The objective of the Portfolio Committee is to monitor the evolution of the Bank's wholesale and retail portfolios in terms of their return-risk ratio, their adjustment to the defined risk appetite and progress in materializing short- term strategies or instructions. , as well as regarding the long-term definitions made by this body. Consequently, in its analysis it considers the competition, the movements of its most relevant actors and the main risks that affect portfolio management, as well as the projects that have an impact on the matter. (xii) Internal audit The main function of Internal Audit is to support the Board of Directors and Senior Management by independently evaluating the maintenance, application and proper functioning of the Bank's internal control system, which also implies supervising compliance with rules and procedures.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 256 Note 47 – Management and Risk Report, continued (xiii) Code of Conduct and Market Information Manual The trust of our clients is vital to our success, therefore all employees and directors must strive to preserve this trust, strictly complying with the General Code of Conduct. (B) Main Risks and Requirements Affecting the Bank and its Subsidiaries: (i) Credit Risk Credit risk is the risk that a client or a counterparty fails to meet its contractual obligations, resulting in a financial loss for the Bank. The Bank's main income-generating activity is lending to customers, so credit risk is one of the main risks to be managed. Credit risk arises primarily from loans and advances to customers and other banks (including related loan commitments such as loan or credit card facilities), investments in debt securities and derivatives that constitute an asset position. . The Bank takes into account all the elements of exposure to credit risk, such as counterparty default risk, geographic risk and sectoral risk, for the purposes of its management. Credit Risk Management The Bank's credit committee is responsible for managing the Bank's credit risk through: - Ensure that the Bank has appropriate credit risk practices, including an effective internal control system, to systematically determine adequate provisions in accordance with the policies and procedures established by the Bank, IFRS and supervisory guidance relevant. - Identify, assess and measure credit risk across the Bank, from an individual instrument to a portfolio level. - Create credit policies to protect the Bank against identified risks, including the requirement to obtain guarantees from borrowers, perform a solid ongoing credit assessment of borrowers and continuously monitor exposures against internal risk limits. - Limit concentrations of exposure by type of asset, counterparties, sector, credit rating, geographic location, etc. - Establish a solid control framework in relation to the authorization structure for the approval and renewal of lines of credit. - Develop and maintain the Bank's risk classification to categorize exposures according to the degree of default risk. The degrees of risk are subject to periodic review. - Develop and maintain the Bank's processes to measure the Expected Credit Loss “ECL”, including credit risk monitoring, the incorporation of prospective information and the method used to measure ECL. - Ensure that the Bank has policies and procedures to properly maintain and validate the models used to assess and measure PCE. - Provide advice, guidance and expertise to business units to promote best practices across the Bank in credit risk management.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 257 Note 47 – Management and Risk Report, continued Credit Quality The following table offers an analysis of the gross amount in arrears in books of loans and advances to customers by maturity: As of March 31, 2022 Less than 30 days overdue Between 30 and 89 days overdue More than 90 days overdue Total overdue MCh$ MCh$ MCh$ MCh$ Interbank loans - — — — Loans and accounts receivable from customers Commercial loans 349,930 171,499 338,337 859,766 Mortgage loans 134,101 50,966 66,251 251,318 Consumer loans 120,309 64,531 46,361 231,201 Total 604,340 286,996 450,949 1,342,28 5 As of December 31, 2021 Less than 30 days overdue Between 30 and 89 days overdue More than 90 days overdue Total overdue MCh$ MCh$ MCh$ MCh$ Bank loans — — — — Loans and accounts receivable from cus tomers Ttade loans 156,006 97,039 361,084 614,129 Mortgage loans 120,581 44,845 66,865 232,291 Consumer loans 123,263 52,812 36,872 212,947 Total 399.850 194.696 464,821 1.059.367

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 258 Note 47 – Management and Risk Report, continued Maximum Exposure to Credit Risk For financial assets recognized in the Interim Consolidated Statements of Financial Position, exposure to credit risk is equal to their book value. For the financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were called. The following table shows the Bank's maximum exposure to credit risk per financial asset as of March 31, 2022, December 31, 2021 and January 1, 2021, for different balance sheet items, including derivatives, without deducting collateral or other credit enhancements received: As of March 31, 2022 As of December 31, 2021 As of January 1, 2021 Exposure Exposure Exposure MCh$ MCh $ MCh$ Financial assets held for trading at fair value through profit or loss Financial derivative contracts 2,704,235 2,897,802 3,676,329 Debt financial instruments 284,215 291,145 544,057 Other fina ncial instruments for trading 44,166 46,204 41,638 Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — Financial assets designated at fair value through profit or loss — — — Financi al assets at fair value through other comprehensive income 3,248,877 2,875,989 3,964,163 Derivative financial instruments held for hedge accounting 55,534 83 , 123 306 , 471 Financial assets measured at amortized cost Investment under resale agreement 395,355 604,807 104,102 Financial debt instruments 1,055,718 952,291 103 , 736 Interbank loans 34,829 80,554 7,115 Loans and accounts receivable from customers – Commercial 15,435,366 15 ,686,358 14,827,894 Loans and accounts receivable from customers – M ortgages 6,449,995 6,240,909 5,267,924 Loans and accounts receivable from customers – Consumer 2,953,786 2,826,869 2,493,253 Off - Balance Sheet As sets Contingent loans Collateral and guarantees 492,045 552,340 437,396 Confirmed foreign letters of credit 215,628 2,756 2,207 Transactions related to contingent payments 1,824,206 1,800,785 1,40 7,102 Available on demand credit lines — — — Other credit commitments 616,971 715,621 754,375 Available on demand credit lines with immediate cancellation 4,483,129 4 , 496 , 446 2,656,219 Commitments to pu rchase local currency debt abroad 11,474 291,975 136,561 Other contingent loans — — — Total 40,305,529 40.445.974 36.730.542 The following is a summary of the provisions for loan losses: As of March 31, 202 2 As of December 31, 2021 As of January 1, 2021 MCh$ MCh$ MCh$ Loans and accounts receivable at amortized cost (762,166) (798,158) (903,802) Net interbank loans (45) (353) (16) Provisions for contingent loan risks (39,136) (48,120) (44,049) Total provisions (801,347) (846,631) (947,867)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 259 Note 47 – Management and Risk Report, continued The following table shows the concentration of credit risk by sector for financial assets: As of March 31, 2022 As of December 31, 2021 Maximum gross exposure Maximum net exposure % Maximum gross exposure Maximum net exposure (1) % MCh$ MCh$ MCh$ MCh$ Agriculture and Livestoc k 468,858 454.493 1.89% 485,292 468,518 1.96% Fruit growing 58,019 57,081 0.23% 61,774 60,416 0.25% Forestry 39,972 39,192 0.16% 42,280 41,108 0.17% Fishing 27,522 26,584 0.11% 19,273 18,374 0.08% Mining 206,257 202,322 0.83% 362,367 356,073 1.46% Oil and natural gas 37,297 35,112 0.15% 30,376 28,418 0.12% Product manufacturing industry: 1,655,496 1,606,935 6.66% 1,651,680 1,598,125 6.67% Food, beverages and tobacco 542,663 525,529 2.18% 514,701 497,114 2.08% Textile, leather and footwear 98,898 93,180 0.40% 92,545 86,281 0.37% Wood and furniture 42,114 40,067 0.17% 110,386 108,174 0.45% Pulp, paper and printing 99,973 96,809 0.40% 107,784 104,525 0.44% Chemicals and petroleum products 440,621 430,403 1.77% 440,088 429,121 1.78% Metals, non-metals, machinery, and other 431,227 420,947 1.74% 386,176 372,910 1.56% Electricity, gas and water 838,443 776,817 3.38% 964,525 895,892 3.90% Residential construction 1,109,453 1,090,064 4.47% 1,042,617 1,021,927 4.21% Non - housing construction (office, civil works) 1,116,878 1,099,370 4.50% 1,212,923 1,192,426 4.90% Wholesale trade 1,239,373 1,201,448 4.99% 1,259,064 1,219,704 5.09% Retail trade, restaurants and hotels 1,018, 752 915,057 4.10% 1,022,999 907,970 4.13% Transport and storage 1,237,716 1,182,984 4.98% 1,128,697 1,073,365 4.56% Telecommunications 127,342 123,446 0.51% 107,200 102,959 0.43% Financial services 1,474,080 1,446,038 5.93% 1,529,315 1,496,440 6.18% Business services 75,645 74,136 0.30% 112,127 110,561 0.45% Real estate services 2,243,581 2,175,642 9.03% 2,126,134 2,056,066 8.59% Student loans 558,458 540,212 2.25% 563,461 545,299 2.28% Public administration, defense and police 109,562 108,164 0.44% 116,963 115,384 0.47% Social and other community services 1,762,732 1,716,697 7.10% 1,819,854 1,771,572 7.35% Personal services 29,929 27,835 0.12% 27,437 24,917 0.11% Subtotal commercial loans 15,435,365 14,899, 629 62.14% 15,686,358 15,105,514 63.37% Consumer loans 2,953,787 2,773,903 11.89% 2,826,869 2,656,404 11.42% Mortgage loans 6,449,995 6,403,449 25.97% 6,240,910 6,194,060 25.21% Total 24,839,147 24,076,981 100.00% 24,754,137 23,955,978 100 ..00%

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 260 Note 47 – Management and Risk Report, continued Guarantees and Other Credit Enhancements In order to mitigate credit risk, guarantees have been established in favor of the Bank, credit enhancements and other actions that mitigate total exposure. The main types of guarantees provided by customers are as follows: For loans to companies, the main guarantees are: For loans to individuals, the main guarantees are: - Agricultural land - Machinery and/or equipment - Mortgage - Ships and maritime aircraft - Urban plots or land - Buildings for specific purposes under construction - Vehicles - Mining infrastructure - Inventory - Agricultural assets - Industrial assets - Biological assets - Other guarantees The guarantees taken by the Bank to ensure the collection of the rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural properties, agricultural land, ships and aircraft, mining claims and other assets) and pledges (inventory, agricultural assets , industrial assets, plantations and other pledged assets). The procedures used for the valuation of the guarantees are carried out in accordance with the best market practices, which include the use of appraisals in real estate guarantees, market price in stock securities, value of shares in an investment fund, etc. All collateral received must be properly legalized and registered in the corresponding registry. On the other hand, financial derivative operations are guaranteed by guarantee agreements, which are deposited or transferred by a third party in favor of the other, these can be in cash or in financial instruments, and reduce the counter party's credit risk. Credit limits of debtors related to the property or bank management According to the provisions of article 84 No. 2 of the LGB and chapter 12-4 of the RAN, the Bank must bear in mind that:  the set of credits granted to a group of related persons may not exceed 5% of the effective equity of the bank, this limit increases to 25% if what exceeds 5% corresponds to credits secured by guarantees. In no case may the total of these credits granted by a bank exceed the amount of its effective equity.  these loans shall not be granted under more favorable terms in connection with term, interest rates or guarantees than those granted to third parties in similar transactions.  the relationship of a person with the Bank occurs when they have direct, indirect or through third party participation in the property of the Bank, participate in the management or it is presumed that there is

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 261 Note 47 - Management and Risk Report, continued relationship as long as sufficient background information is not presented to eliminate that presumption. It will be understood that the same group of people related to the Bank is made up of all those natural and legal persons that can exert significant and permanent influence on the decisions of the other, there is a presumption that the credits granted to one person will be used for the benefit of another or the founded presumption that people maintain a relationship and form a unit of economic interest.  Subsidiaries, business support companies and associates constitute companies related to a bank.  Guarantees on movable or immovable property, or any other property legitimately susceptible of being received as collateral, constitute valid guarantees. As of March 31, 2022 and December 31, 2021 and January 1, 2021, the credit limit to debtors related to the ownership or management of the Bank according to article 84 No. 2 of the LGB and Chapter 12-4 of the RAN are the following: As of March 31, As of December 31, As of January 01, 2022 2021 2021 MCh $ % MCh$ % MCh$ % Global limit to g roups of related people(*) 3,992,124 3,992,124 3,104,306 Use of the global limit for loans granted to groups of people related to the bank 169,651 4.25 169,651 4.25 309,317 9.96 (*) Corresponds to effective equity ii) Financial Risk  Market Risk Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:  Currency Risk Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:  Positions in foreign currency (MX) within the attributions of the Trading Book.  Currency mismatches between the assets and liabilities of the Banking Book.  Currency flow mismatches.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 262 Note 47 – Management and Risk Report, continued  Inflation and Other Indexes Adjustments Risk The risk of readjustment is the exposure due to changes in the units or indexes of readjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other operations registered in the balance with such characteristics.  Interest Rate Risk Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank's economic value. Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value. The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of re-pricing and by currency. This methodology facilitates the detection of interest risk concentrations in the different terms. All the balance sheet and off balance sheet items are unbundled in their flows and placed at the re- pricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 263 Note 47 – Management and Risk Report, continued The following are the Banking Book items (products valued at amortized cost and Fair Value with Changes in Other Comprehensive Income and derivatives valued at fair value) for the most relevant currencies in which the Bank trades at the end of the years ended December March 31, 202, December 31, 2021 and January 1st, 2021. Positions As of March 31, 2022 As of December 31, 2021 As of January 1, 2021 MCh$ MCh$ MCh$ ASSETS 35,314,495 35,306,450 32,936,131 CLP 13,901,398 12,867,570 12,190,871 CLF 12,374,996 11,892,680 11,301,485 USD 4,147,626 5,675,492 4,303,817 COP 4,890,475 4,870,708 5,139,958 LIABILITIES (37,355,054) (36,250,643) (32,122,654) CLP (17,923,291) (17,384,980) (16,896,494) CLF (8,581,486) (7,943,982) (6,908,602) USD (5,236,465) (5,211,275) (3,980,348) COP (5,613,812) (5,710,406) (4,337,210) Derivatives 94,287 1,301,056 156,606 CLP 2,057,101 1,9 01,039 3,074,115 CLF (2,200,622) (2,171,399) (2,165,038) USD 552,657 1,617,166 130,563 COP (314,849) (45,750) (883,034) The expositions presented above correspond to the present values (capital plus accrued interest).:

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 264 Note 47 – Management and Risk Report, continued  Volatility Risk In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.  Liquidity Risk Liquidity Risk is the exposure of the Bank's and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation. Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly. Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:  The liquidation of positions, when it so decides, to occur without significant losses.  The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.  The Bank to avoid fines or regulatory penalties for not complying with regulations.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 265 Note 47 – Management and Risk Report, continued Regulatory measurement of contractual liquidity mismatch The mismatch of consolidated terms at 7, 15, 30 and 90 days, for March 31, 2022, December 31, 2021 and January 1, 2021 is as follows: As of March 31, 2022 Net position (MCh - CLP) 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Consolidated currency Income 5,532,921 6,289,155 7,137,673 8,968,248 Expenses (6,063,102) (6,927,045) (8,617,877) (11,119,631) Income(expenses),n et (530,181) (637,890) (1, 480,204) (2,151,383) As of March 31, 2022 Net position (MCh - CLP) 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Foreign currency Income 1,226,557 1,312,654 1,475,359 2,118,689 Expenses (1,125,684) (1,320,788) (1,794,306) (2,619,878) Income(expenses),net 100,873 (8,134) (318,947) (501,189) As of December 31, 2021 Net position (MCh - CLP) 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Consolidated currency Income 5,412,343 6,443,445 7,068,401 8,510,933 Expenses (5,340,005) (6,307,508) (8,036,960) (11,752,718) Income(expenses),net 72,338 135,937 (968,559) (3,241,785) As of December 31, 2021 Net position (MCh - CLP) 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Foreign currency Income 2,277,446 2,372,835 2,626,841 3,108,831 Expenses (1,170,354) (1,493,094) (2,096,656) (3,373,244) Income(expenses),net 1,107,092 879,741 530,185 (264,413)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 266 Note 47 – Management and Risk Report, continued As of January 1, 2021 Net position (MCh - CLP) 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Consolidated currency Income 4,745,867 5,623,220 6,544,895 8,705,176 Expenses (4,853,519) (6,159,798) (7,859,854) (11,088,752) Income(expenses),net (107,652) (536,578) (1,314,959) (2,383,576) As of January 1, 2021 Net position (MCh - CLP) 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Foreign currency Income 1,842,572 1,920,788 2,111,423 2,562,740 Expenses (1,074,818) (1,352,168) (1,814,211) (2,735,898) Income(expenses),net 767,754 568,620 297,212 (173,158)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 267 Note 47 – Management and Risk Report, continued The contractual maturities (Capital plus interest) as of March 31, 2022, December 31, 2021 and January 1, 2021, are as follows: As of March 31, 2022 Between 1 and More than 3 months Between 1 and Between 3 and On demand Up to 1 month 3 months Up to 1 year 3 years 5 years More than 5 years T otal MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial liabilities 7,532,982 5,523,916 2,415,321 5,088,959 5,751,900 2,495,752 6,127,349 34,936,179 Financial liabilities to be traded at fair value through profit or loss — 4,906 9,221 372,616 677,449 589,845 880,224 2,534,261 Financial liabilities designated at fair value through profit or loss — — — — — — — — Derivative financial instruments held for hedge accounting — — 14,847 44,815 68,118 2,167 36,250 166,197 Finan cial liabilities at amortized cost 7,532,982 5,515,057 2,385,202 4,615,019 4,888,596 1,799,360 3,905,549 30,641,765 Lease contracts liabilities — 1,561 3,107 13,810 33,826 20,972 11,934 85,210 Issued regulatory capital financial instrumen ts — 2,392 2,944 42,699 83,911 83,408 1,293,392 1,508,746 As of December 31, 2021 Between 1 and More than 3 months Between 1 and Between 3 and On demand Up to 1 month 3 months Up to 1 year 3 years 5 years More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial liabilities 8,546,485 5,052,252 3,161,993 4,728,835 4,908,758 2,042,716 5,330,299 33,771,338 Financial liabilities to be traded at fair value through profit or loss — 66,217 146,880 326,687 621,017 591,071 1,013,034 2,764,906 Financial liabilities designated at fair value through profit or loss — — — — — — — — Derivative financial instruments held for hedge accounting — 11,403 41,481 47,696 42,726 4,313 32,773 180,392 Financial liabilities at amortized cost 8,546,485 4,960,862 2,963,431 4,330,390 4,202,816 1,417,035 3,349,766 29,770,785 Lease contracts liabilities — 2,599 4,261 14,900 35,743 23,841 17,766 99,110 Issued regulatory capital financial instruments — 11,171 5,940 9,162 6,456 6,456 916,960 956,145 As of January 1, 2021 Between 1 and More than 3 months Between 1 and Between 3 and On demand Up to 1 month 3 months Up to 1 year 3 years 5 year s More than 5 years Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial liabilities 7,164,971 5,222,814 3,094,202 4,981,920 3,197,585 4,301,865 6,264,144 34,227,503 Financial liabilities to be traded at fair value through profit or loss — 147,869 162,038 278,962 651,537 855,232 1,437,656 3,533,294 Financial liabilities designated at fair value through profit or loss — — — — — — — — Derivative financial instruments held for hedge accounting — 23,837 46,397 12,307 27,874 (641) 32,253 142,027 Financial liabilities at amortized cost 7,164,971 5,038,733 2,874,695 4,647,321 2,395,350 3,338,298 3,531,373 28,990,741 Lease contracts liabilities — 2,135 4,182 17,939 43,391 35,253 29,420 132,320 Issued regulatory capital financial instruments — 10,240 6,890 25,391 79,433 73,723 1,233,442 1,429,119

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 268 Note 47 – Management and Risk Report, continued The volume of liquid assets as of March 31, 2022 and December 31, 2021 and January 1, 2021, is as follows: As of March 31, As of December 31, As of January 01, Liquid assets (individual balance) 2022 2021 2021 MCh$ MCh$ MCh$ Level 1 3,679,598 3,855,834 3,724,411 Level 2 — — 30 Other 3,947,743 3,962,432 5,351,221 Total 7,627,341 7,818,266 9,075,662 As of March 31, As of December 31, As of January 01, Liquid assets (consolidated balance) 2022 2021 2021 MCh$ MCh$ MCh$ Level 1 3,717,095 3,871,805 3,763,152 Level 2 — — 30 Ot her 3,951,232 3,963,422 5,352,699 Total 7,668,327 7,835,227 9,115,881

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 269 Note 47 – Management and Risk Report, continued The composition of the main sources of financing of liquid assets as of March 31, 2022, December 31, 2021 and January 1, 2021, is as follows: As of March 31, As of December 31, As of January 01, Main sources of individual financing 2022 2021 2021 MCh$ MCh$ MCh$ Demand deposits and other demand obligations 14.75% 15.94% 13.61% Cash in process of being cleared 1.20% 1.55% 0.58% Obligations under repurchase agreements 2.90% 0.62% 1.13% Term deposits and other term loans 31.18% 31.14% 36.51% Term Savings Accounts 0.00% 0.00% 0.00% Borrowings from financial institution s 14.47% 14.74% 11.41% Debt instruments issued 22.79% 21.88% 20.35% Other financial liabilities 12.71% 14.13% 16.41% Total 100% 100% 100% As of March 31, As of December 31, As of January 01, Main sources of consolidated financ ing 2022 2021 2021 MCh$ MCh$ MCh$ Demand deposits and other demand obligations 15.61% 16.90% 14.18% Cash in process of being cleared 1.15% 1.50% 0.56% Obligations under repurchase agreements 3.17% 0.75% 1.44% Term deposits and other term lo ans 31.14% 30.98% 35.93% Term Savings Accounts 0.00% 0.00% 0.00% Borrowings from financial institutions 14.63% 15.03% 12.21% Debt instruments issued 21.88% 21.09% 19.70% Other financial liabilities 12.42% 13.75% 15.98% Total 100% 100% 100% The liquidity coverage ratio as of March 31, 2022, December 31, 2021 and January 1, 2021, is as follows: As of 31 As of 31 As of 01 Liquidity Coverage Ratio March, December. January, 2022 2021 2021% % % LCR 153.95% 243.06% 194.98%

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 270 Note 47 – Management and Risk Report, continued Financial Risk Management Continuous and interconnected process that originates in the first instance with the identification of the risks to which the Institution is exposed, in order to then quantify the potential impact as a result of said exposure and to limit it to the level desired by the Bank. The above implies an active monitoring of the risks, studying their temporal evolution. The risk management process can be subdivided into the following stages:  Financial Risks Identification The Financial Risk Management has a high-level technical team that constantly monitors the activities of the bank transfer and its subsidiaries in search of potential unquantified and controlled risks. In addition, the Bank Treasury as the first line of defense also plays a fundamental role in the detection of risks. Itaú Corpbanca provides a structure that facilitates this risk identification role by maintaining independence in its tasks and ensuring the active participation of management in the creation/ modification of products. .  Quantification and Control of Exposure to Financial Risk Once all the risks have been identified, the Financial Risk Management is responsible for the quantification of the financial risk factors and the establishment of limits at different levels, according to the risk defined by the Board of Directors and the applicable regulations. The Financial Risk Management proposes a framework of quantitative and qualitative limits and alerts that are reviewed and approved by the ALCO and the Board of Directors. Additionally, it periodically measures the risk incurred, develops valuation tools and models, performs periodic stress analyses, measures the degree of concentration with interbank counterparties, prepares the manual of policies and procedures, as well as monitoring authorized limits and alerts, which are reviewed at least annually. The metrics, by type of risk, used to quantify exposures are explained below:  Market Risk Metrics and Limits for the Trading and Banking Portfolio The Bank´s measures regulatory exposures in line with the standardized methodologies established by the Central Bank (Chapter III B-2 Standard of measurement and control of market risk for Banks", of the Compendium of Financial Regulations), supplemented by the CMF in Chapter 12-21 of the RAN, which correspond to the methodologies standardized by the Basel Committee to quantify the market risk exposures of the Trading and Banking Books. The regulatory measurements of the trading book allow estimating the potential loss that the Bank could face given the fluctuations according to the shocks defined by the regulator. The regulatory limit corresponds to the sum of these risks (also called Market Risk Exposure “MRE”) and 10% of the Assets Weighted by Credit Risk, a sum that cannot exceed the Bank's Effective Equity in any case.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 271 Note 47 – Management and Risk Report, continued The Bank must permanently observe these limits and report them to the CMF, also reporting monthly on the consolidated risk position, including subsidiaries and branches abroad. Below is the consumption of the regulatory market risk limit, specifically for the Trading Portfolio as of March 31, 2021 and December 31, 2021. Limit consumption As of March 31, As of December 31, 2022 2021 Market risk exposure (MRE) 66.26% 65.63% The regulatory risk measurement for the Banking Portfolio is used to estimate the Bank's potential losses due to standardized adverse movements in interest and exchange rates. The standardized regulatory report for the Banking Portfolio is used to estimate the Bank's potential economic losses due to standardized adverse movements in interest rates defined by the CMF. Currently, the short-term exposure limits (STE) to interest rate and indexation risk in the Banking Portfolio must not exceed 35% of the annual operating income (LTM rolling period) and the consumption of long-term limits (LTE) must be less than 20% of the Bank's regulatory capital. The following table details the consumption of the regulatory limit for market risk, considered as the % of limit to be calculated based on the standards indicated above, specifically for the Banking Portfolio as of March 31, 2022 and December 31, 2021. Limit consumption As of March 31, As of December 31, 2022 2021 Short-term exposure to interest rate risk 35% 47% Long-term exposure to interest rate risk 23% 23% As of March 31, 2022, December 31, 2021 and January 1, 2021, the Bank has complied with all regulatory requirements and limits, as well as with all financial covenants, such as the capital adequacy ratio weighted by risk, exposure to a single borrower, aggregate exposure, concentration risk, equity-to-asset ratio, provision coverage ratio, among others. Value at Risk (VaR)  Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank's uses a 99% confidence level and a time horizon of 1 day.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 272 Note 47 – Management and Risk Report, continued  Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility. The Board of Directors and senior management define the limits on the Value at Risk, which is monitored on a daily basis. In turn, the measurement is subjected to retrospective tests that allow verifying that the losses actually incurred do not exceed the VaR, more than once every 100 days. The result is monitored daily to test the validity of the assumptions, hypotheses and the adequacy of the parameters and risk factors used in the calculation of the VAR. The Bank calculates the VaR for sub-portfolios and risk factors, which allows it to quickly detect sources of risk. Since the VaR does not take into account stress scenarios, it is complemented with stress tests taking into account prospective, historical and standardized scenarios. Although the VAR is one of the most frequently used models by the local financial industry, and considering that it is a model, as such it has limitations that must be considered:  It does not take into account the expected loss in the event that the return on the portfolio is above the confidence level defined in the VaR. That is, in the case of the Bank it does not reflect what happens in the 1% of the queue. This is mitigated with the stress measures detailed below.  It does not consider intraday results, but only reflects the potential loss given current positions.  It does not take into account the potential changes in the dynamics of the movements of the market variables (that is, the possible changes in the variance and covariance matrix). Sensitivity measures The Bank uses stress tests as a sensitivity analysis tool to control financial risk. This measurement is performed separately for the trading and banking portfolios. The sensitivity is estimated using the DV01 indicator, which corresponds to a measure of sensitivity of the portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms. In accordance with IFRS 7, the following table presents an estimate of the likely, but reasonable, impact of fluctuations in interest rates, exchange rates and implied volatilities (market factors) that would affect the trading and banking portfolios. The fluctuations in market factors correspond to highly probable scenarios chosen from a set of scenarios agreed on the basis of the opinion of specialists in economics and financial risk and traders. To estimate the sensitivity, the sensitivity (DV01) and the reasonably probable scenarios are multiplied by the market factor.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 273 Note 47 – Management and Risk Report, continued Interest rate scenarios - Chile (basis points - 0.01%) The following table presents a sensitivity analysis for changes of 0.01% in interest rates by term and type of interest rate, and its corresponding impact on income interest margin) and equity (valuation accounts of financial instruments in FVTOCI) As of March 31, 2022 Scenarios for impacts on P&L Scenarios for impacts on FVTOCI Tenor Chamber Government Chamber Government Curve Curve Chamber Government Chamber Government Curve Curve CLP CLP CLF CLF USD MX CLP CLP CLF CLF USD MX 1 day (113) 178 130 14 1 (86) 86 113 178 (130) 141 (86) 86 3 months (113) 178 130 141 (86) 86 113 178 (130) 141 (86) 86 6 months (113) 178 130 141 (86) 86 113 178 (130) 141 (86) 86 9 months (114) 158 112 132 (100) 100 114 158 (112) 132 (100) 100 1 year (115) 135 116 120 (114) 114 115 135 (116) 120 (114) 114 2 years (105) 91 76 80 (74) 74 105 91 (76) 80 (74) 74 3 years (108) 105 70 87 (75) 75 108 105 (70) 87 (75) 75 4 years (112) 120 6 9 95 (76) 76 112 120 (69) 95 (76) 76 5 years (116) 135 68 104 (77) 77 116 135 (68) 104 (77) 77 7 years (116) 126 70 108 (81) 81 116 126 (70) 108 (81) 81 10 years (117) 111 73 114 (88) 88 117 111 (73) 114 (88) 88 20 years (117) 111 69 64 (63) 63 117 111 (69) 64 (63) 63 As of March 31, 2021 Scenarios for impacts on P&L Scenarios for impacts on FVTOCI Tenor Chamber Government Chamber Government Curve Curve Cha mber Government Chamber Government Curve Curve CLP CLP CLF CLF USD MX CLP CLP CLF CLF USD MX 1 day 33, 36 (207) 195 105 105 33 36 (207) 195 (105) 105 3 months 33, 36 (207) 195 105 105 33 36 (207) 195 (105) 105 6 months 33, 36 (207) 195 105 105 33 36 (207) 195 (105) 105 9 months 26, 36 (179) 177 99 99 26 36 (179) 177 (99) 99 1 year 35, 37 (146) 157 91 91 35 37 (146) 157 (91) 91 2 years 63 102 (83) 108 83 83 63 102 (83) 108 (83) 83 3 years 67 98 (74) 101 82 82 67 98 (74) 101 (82) 82 4 years 70 94 (71) 93 81 81 70 94 (71) 93 (81) 81 5 years 73 90 (70) 85 80 80 73 90 (70) 85 (80) 80 7 years 71 77 (69) 75 77 77 71 77 (69) 7 5 (77) 77 10 years 68 88 (69) 74 74 74 68 88 (69) 74 (74) 74 20 years 68 88 (61) 73 90 90 68 88 (61) 73 (90) 90

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 274 Note 47 – Management and Risk Report, continued Exchange rate scenarios Colombia (basis points - 0.01%) The following table presents a sensitivity analysis for changes of 0.01% in interest rates by term and type of interest rate, and its corresponding impact on results (net interest margin) and equity (valuation accounts of financial instruments at FVTOCI) As of March 31, 2022 Scenarios for impacts on P&L Scenarios for impacts on FVTOCI Tenor Government Swap Curve Government Swap Curve COP IBR USD COP IBR USD 1 day 183, 212 31 183 212 31 3 months 184, 181 48 184 181 48 6 months 184, 174 58 184 174 58 9 months 185, 186 68 185 186 68 1 year 185, 198 79 185 198 79 2 years 187 178 99 187 178 99 3 years 189 160 101 189 160 101 4 years 191 156 99 191 156 99 5 years 187 153 97 187 153 97 7 years 173 159 92 173 159 92 10 years 157 168 85 157 168 85 20 years 119 197 60 119 197 60 As of March 31, 2021 Scenarios for impacts on P&L Scenarios for impacts on FVTOCI Tenor Government Swap Curve Government Swap Curve COP IBR USD COP IBR USD 1 day 137, 37 13 137 37 13 3 months 133, 40 17 133 40 17 6 months 130, 78 19 130 78 19 9 months 126, 77 27 126 77 27 1 year 122, 75 35 122 75 35 2 years 108 96 39 108 96 39 3 years 93 94 35 93 94 35 4 years 85 95 36 85 95 36 5 years 86 96 37 86 96 37 7 years 88 98 39 88 98 39 10 years 91 101 42 91 101 42 20 years 93 111 51 93 111 51

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 275 Note 47 – Management and Risk Report, continued As of March 31, 2022 Scenarios for impacts on Accrual Book Tenor Government Curve COP USD 1 day 212, 31 1 month 141 37 3 months 181, 48 6 months 174, 58 9 months 186, 68 1 year 198, 79 As of March 31, 2021 Scenarios for impacts on Accrual Book Tenor Government Curve COP USD 1 day 37, 13 1 month 79, 14 3 months 40, 17 6 months 78, 19 9 months 77, 27 1 year 75, 35 Chile exchange rate scenarios The following table presents a sensitivity analysis for variations in the relevant exchange rates, and their corresponding impact on the result (net result of financial operations and net exchange gain/loss) and on equity (valuation accounts of financial instruments to FVTOCI). As of March 31, 2022 Scenario Scenario Impact scenario Exchange rate P&L impact FVTOCI impact Accrual Book % % % USD – CLP (12. 38) (12.38) (12.38) USD - COP 10.45 10.45 10.45 As of March 31, 2021 Scenario Scenario Impact scenario Exchange rate P&L impact FVTOCI impact Accrual Book % % % USD – CLP 7.17 7.17 7.17 USD - COP (13.01) (13.01) (13.0 1)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 276 Note 47 – Management and Risk Report, continued Colombia exchange rate scenarios The following table presents a sensitivity analysis for variations in the relevant exchange rates, and their corresponding impact on the result (net result of financial operations and exchange differences) and on equity (valuation accounts of financial instruments at FVTOCI). As of March 31, 2022 Scenario Scenario Impact scenario Exchange rate P&L impact FVTOCI impact Accrual Book % % % USD - COP (4.07) (4.07) (4.07) As of March 31, 2021 Scenario Scenario Impact scenario Exchange rate P&L impact FVTOCI impact Accrual Book % % % USD - COP (5.08) (5.08) (5.08) Impact on P&L derived from the sensitivity analysis The following table presents the impact of the movements or reasonably probable scenarios explained above applied to the positions of the Trading Portfolio that affect the P&L (net income from financial operations, net foreign exchange gains/losses and interest margin, as applicable) as of March 31, 2022 and December 31, 2021. Potential impact on P&L As of March 31 2022 As of December 31 2021 MCh$ MCh$ CLP rate risk (8,140) (5,680) Derivatives (8,140) (5,680) Debt instruments — — CLF rate risk (13,092) (1,811) Derivatives (13,092) (1,811) Debt instruments — — COP rate risk 7,472 (3,104) Derivatives 7,472 (2,508) Debt instruments — (596) UVR rate risk — (133) Derivatives — 3 Debt instruments — (136) USD rate risk (341,570) (1,294) Risk rate other currencies — (7) Total rate risk (355,330) (12,029) Exchange rate risk (495) (103) Risk options 6 53 Total impact (355,819) (12,079)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 277 Note 47 – Management and Risk Report, continued The impact on the margin of reasonably possible movements or scenarios on positions in the Accrual accounting banking book at the end of March 2022 and 2021 is presented below. Potential Impact on Accrual Accounting As of March 31, 2022 As of March 31 2021 Sensitivity impact to interest rates (2,755) (17,714) The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months. Impact on net equity derived from the sensitivity analysis As well as the effects on profit and loss of positions carried at fair value and at amortized cost, variations in market factors due to reasonably possible movements in interest rates and exchange rates also generate impacts on the equity accounts as a result of the possible variation in the market value of the investment portfolio at fair value/available-for-sale instruments and of the cash flow hedge and net foreign investment portfolios, which are presented in the following table: Potential impact on FVTOCI As of March 31, 2022 As of March 31, 2021 Potential impact on FVTOCI DV01 (+1 bp) Impact of interest change DV01 (+1 bp) Impact of interest change USD MUSD MCh$ USD MUSD MCh$ CLP (75,647) (9.40) (7,410) (983,493) (71.39) (52,047) CLF 46,108 (22.87) (18,020) 30,370 (85.05) (62,006) COP (97,277) (17.90) (14,106) 35,889 (8.13) (5,780) UVR (10,756) (2.04) (1,605) (36,520) (3.88) (2,755) USD 770,030 (67.67) (53,429) 3,705 (0.39) (285) Other — — — — — — Total impact of interest rates 632,458 (119.88) (94,570) (950,049) (168.84) (122,873) Impact due to changes in prices Exchange rat e As of March 31, 2022 As of March 31, 2021 US$ MCh$ US$ MCh$ USD 608.06 479,137 (0.19) (136) COP — — — — Total exchange rate risk 608.06 479,137 (0.19) (136) Total impact 488.18 384,567 (169.03) (123,009)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 278 Note 47 – Management and Risk Report, continued Hedge The Bank uses a variety of hedging strategies and instruments to manage the risks generated in the trading book and bank. In the case where the hedging instrument is subject to an accounting treatment different from the exposure of the underlying object of coverage, the Bank may use the accounting hedge treatment to eliminate the accounting asymmetries that could generate undue volatility in the results and/or Bank assets. The use of accounting hedges is subject to the limits defined by the Board of Directors, to the definitions of the Assets and Liabilities Committee (ALCO) and to the Hedging Policy. The Treasury is responsible for designing and implementing the strategies, the Financial Risk Management is responsible for measuring and monitoring the effectiveness of the hedges, generating effectiveness indicators that are constantly monitored, and the Financial Control Management is responsible for qualifying adequate regulatory compliance. In the case of accounting hedges (For more details on accounting hedge strategies, review Note 12 “Derivative contracts for accounting hedges”). Operational Risk The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputation. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines. The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee. The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee. Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:  Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 279 Note 47 – Management and Risk Report, continued  Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions;  Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;  Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control. Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual "more security" program for all collaborators and induction programs for new employees Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant. Below are the net losses for the period due to operational risk events as of March 31, 2022 and December 31, 2021: As of March 31, 2022 Gross loss in the period due to operational risk events Recovery of Gross loss in the period due to operational risk events Exposure to net loss Internal fraud 4 - 4 External fraud 3,374 436 2,938 Labor practices and safety in the business 145 37 108 Customers, products and business practices - - - Damage to physical assets 39 - 39 Business interruption and system failures 22 1 21 Execution, d elivery and process management 1,664 13 1,651 Total 5,248 487 4,761 As of December 31, 2021 Gross loss in the period due to operational risk events Recovery of Gross loss in the period due to operational risk events Exposure to net lo ss Internal fraud 35 69 (34) External fraud 6,278 1,682 4,596 Labor practices and safety in the business 322 46 276 Customers, products and business practices - - - Damage to physical assets 104 85 19 Business interruption and system f ailures 2,039 22 2,017 Execution, delivery and process management 3,150 90 3,060 Total 11,928 1,994 9,934

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 280 Note 48 - Information on regulatory capital and capital adequacy indicators The primary objectives of the Bank's capital management are to ensure compliance with regulatory requirements, maintain a strong credit rating and healthy capital ratios. During the years ended March 31, 2022 and December 31, 2021, the Bank has fully complied with the capital requirements. In accordance with the General Bank Law (LGB), the Bank must maintain a minimum ratio of Cash Equity to Consolidated Risk-Weighted Assets of 8% in accordance with article 66 of the LGB, in addition to the above, it must maintain an additional core capital equivalent to 0.625% of its risk-weighted assets in accordance with article 66 bis of the LGB, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, as of the Bank's merger, the regulator determined that the resulting Bank's Effective Equity must consider an additional 2.0%, which in accordance with the transitory provisions of RAN 12-14 “Application of article 35 BIS of the LGB” must be constituted in 75% as of December 1, 2021, therefore, the Bank must maintain a minimum ratio of Capital Stock to Risk-Weighted Consolidated Assets of 10.13%. For purposes of determining these indicators, the Bank has applied the provisions of Chapter 21-1 "Shareholders' Equity for legal and regulatory purposes" of the RAN. In January 2019, Law No. 21,130 was issued, which modernizes the banking legislation with the objective of implementing the practices promoted at international level by the Basel III agreement, introducing amendments to the General Banking Law (hereinafter "LGB"). In order to implement the standards, the Financial Market Commission initiated the regulatory process for their implementation by incorporating amendments and new chapters to the Updated Compilation of Standards (hereinafter "RAN"). The application of the regulatory adjustments and exclusions from the capital base will be gradual, in accordance with the transitional provisions of Chapter 21-1, starting with a 15% discount on December 1, 2022, rising to 30% as of December 1, 2023, to 65% as of December 1, 2024, and reaching 100% as of December 1, 2025. Assets are weighted according to risk categories as established in Chapter 21-6 "Determination of assets weighted by credit risk", Chapter 21-7 "Determination of assets weighted by market risk" and Chapter 21-8 "Standardized methodology for the computation of assets weighted by operational risk". All derivative instruments traded outside of stock exchanges are considered in the determination of risk assets with a conversion factor on the notional values, thus obtaining the amount of exposure to credit risk (or "credit equivalent"). Off-balance sheet contingent credits are also considered as "credit equivalent" for their weighting, in accordance with the provisions of Chapter 21-6 of the RAN. Regarding its implementation, the new regulation for solvency measurement purposes and regulatory minimum requirements will be effective as of December 1, 2021 and will be implemented gradually until it is fully established as of December 1, 2025. Finally, on March 30, 2022, the Financial Market Commission (CMF in Spanish) informed the Bank of the result obtained in its annual review, in order to qualify the quality of a systemic bank at the local level. The Board of the CMF, with the prior favorable agreement of the Central Bank of Chile, determined to maintain Itaú Corpbanca's rating as systemically important, determining in this regard a basic capital requirement on risk- weighted assets of 1%, in addition to the general minimum requirement of the article 66 of the LGB. As indicated in Chapter 21-1 of the RAN and the fifth transitory article of Law No. 21,130, the assigned position must be constituted by 25% no later than December 1, 2022.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 281 Note 48 - Information on regulatory capital and capital adequacy indicators, continued a) Total assets, risk-weighted assets and components of effective equity are detailed below: Global consolidated Local consolidated Global consolidated Local consolidated Item No Note Total assets, risk-weighted assets and components of effective equity according to Basel III - Item Description Note As of March 31, 2022 As of December 31, 2021 MCh$ MCh$ MCh$ MCh$ 1 Total assets according to the statement of financial position 34,913,281 29,246,860 34,842,124 28,800,249 2 Investment in subsidiaries that are not consolidated a — 568,871 — 498,491 3 Assets discounted from regulatory capital, other than item 2 b 1,015,315 904,611 1,003,882 890,842 4 Credit Equivalents c 827,147 754,139 980,163 921, 251 5 Contingent loans d 2,183,802 1,665,015 2,315,141 1,758,193 6 Assets generated by brokering financial instruments e 16,110 16,110 24,428 24,428 7 = (1 - 2 - 3+4+5 - 6) Total assets for regulatory purposes 36,892,805 30,176,422 37,109,118 30, 065,932 8.a Assets weighted by credit risk, estimated according to the standard methodology (APRC) f 20,802,407 16,161,143 21,016,722 16,292,489 8.b Assets weighted by credit risk, estimated according to the internal methodology (APRC f — — — — 9 Market Risk - Weighted Assets (MRWA)) g 1,634,797 1,561,750 1,873,952 1,789,693 10 Operational risk weighted assets h 2,127,218 1,457,614 1,990,014 1,348,856 11.a = (8.a/8.b+9+10) Risk - Weighted Assets (RWA) 24,564,422 19,180,507 24,880,688 1 9,431,038 11.b = (8.a/8.b+9+10) Risk-weighted assets, after applying the output floor (RWA) 24,564,422 19,180,507 24,880,688 19,431,038 12 Owners' equity 3,136,852 3,136,852 3,277,800 3,277,800 13 Non controlling interest i 3,067 — 74,542 — 14 Goodwill j 492,512 492,512 492,512 492,512 15 Excess minority investments k — — — — 16 = (12+13 - 14 - 15) Common Equity Tier 1 Capital (CET1) 2,647,407 2,644,340 2,859,830 2,785,288 17 Additional deductions to ordinary capital level 1, o ther than item 2 l — — — — 18 = (16 - 17 - 2) Common Equity Tier 1 (CET1) 2,647,407 2,075,469 2,859,830 2,286,797 19 Voluntary provisions (additional) imputed as additional capital level 1 (AT1 m — — — — 20 Subordinated bonds imputed as additio nal capital level 1 (AT1) m 245,644 191,805 248,807 194,310 21 Preferred shares allocated to additional tier 1 capital (AT1) — — — — 22 Bonds without a fixed term of maturity imputed to additional capital level 1 (AT1) — — — — 23 Discounts applied to AT1 l — — — — 24 = (19+20+21+22 - 23) Additional tier 1 capital (AT1) 245,644 191,805 248,807 194,310 25 = (18+24) Capital level 1 2,893,051 2,267,274 3,108,637 2,481,107 26 Voluntary provisions (additional) imputed as capital le vel 2 (T2 n 139,873 112,379 133,323 105,711 27 Subordinated bonds imputed as capital level 2 (T2) n 775,298 771,249 794,520 755,824 28 = (26+27) Capital level equivalent 2 (T2) 915,171 883,628 927,843 861,535 29 Discounts applied to T2 l — — — — 30 = (28 - 29) Capital level 2 (T2) 915,171 883,628 927,843 861,535 31 = (25+30) Effective equity p 3,808,222 3,150,902 4,036,480 3,342,642 32 Additional basic capital required for the constitution of the conservation buffer q 153,52 8 119,878 155,504 121,444 33 Additional basic capital required to set up the countercyclical buffer r — — — — 34 Additional basic capital required for banks qualified as systemic s — — — — 35 Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2 — — — — a) Corresponds to the value of the investment in subsidiaries that are not consolidated. Applies only in local consolidation when the bank has subsidiaries abroad, and their value is fully deducted from assets and CET1. b) Corresponds to the value of the asset items that are deducted from regulatory capital, in accordance with the provisions of paragraph a) of Title No. 3 of Chapter 21-30 of the RAN. Item No Note Total assets, risk-weighted assets and components of effective equity according to Basel III-tem Description c) Corresponds to the credit equivalents of derivative instruments in accordance with paragraph (b) of title No. 3 of Chapter 21-30 of the RAN. d) Corresponds to the contingent exposures as established in paragraph c) of title No. 3 of Chapter 21-30 of the RAN. e) Corresponds to the assets from the intermediation of financial instruments in its own name on behalf of third parties, which are within the bank's consolidation perimeter, as established in paragraph (c) of Title No. 3 of Chapter 21-30 of the RAN. f) Corresponds to the assets weighted by credit risk, estimated according to RAN Chapter 21-6. If the bank is not authorized to apply internal methodologies, it must report field 8.b with zero and add 8.a in field 11.a. If it has the authorization, it must add 8.b in 11.a. g) Corresponds to the assets weighted by market risk, estimated according to Chapter 21-7 of the RAN. h) Corresponds to the assets weighted by operational risk, estimated according to Chapter 21-8 of the RAN.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 282 Note 48 - Information on regulatory capital and capital adequacy indicators, continued i) Corresponds to the non-controlling interest, according to the level of consolidation, up to 20% of the owners' equity. j) Assets corresponding to goodwill. k) Corresponds to the balances of the assets of investments in companies other than business support companies that do not participate in the consolidation, in excess of 5% of the owners' equity. l) (In the case of CET1 and T2, banks must estimate the equivalent value for each level of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN. Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in effect at the reporting date according to the transitional provisions of Chapter 21-1 of the RAN, and reported in this row. In the case of AT1, discounts are applied directly if any. m) Provisions and subordinated debentures imputed to additional tier 1 capital (AT1), as established in Chapter 21-2 of the RAN. n) Provisions and subordinated debentures imputed to the equivalent definition of Tier 2 capital (T2), as established in Chapter 21-1 of the RAN. o) In accordance with the transitory provisions, as of December 1, 2022, the solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column. Bank without subsidiaries abroad should not fill in these data. p) (Corresponds to the additional core capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN. q) Corresponds to the additional core capital (CET1) for the constitution of countercyclical buffer, as established in Chapter 21-12 of the RAN. r) Corresponds to the additional basic capital (CET1) for banks qualified as systemic, as established in Chapter 21-11 of the RAN. s) Corresponds to the additional capital for the evaluation of the adequacy of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the RAN.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 283 Note 48 - Information on regulatory capital and capital adequacy indicators, continued b) Below are the solvency indicators and regulatory compliance indicators according to Basel III (in % with two decimals). Item No Item Description Note Global consolidated Local consolidated (i) Global consolidated Local consolidated (i) As of March 31, 2022 As of December 31, 2021% % % % 1 Leverage Indicator (T1_I18/T1_I7) 7.18 6.88 7.71 7.61 1.a Leverage indicator that the bank must meet, considering the minimum requirements a 3.00 3.00 3.00 3.00 2 Basic capital indicator (T1_I18/T1_I11.b) 10.78 10.82 11.49 11.77 2.a Indicator of basic capital that the bank must meet, considering the minimum requirements a 4.50 4.50 4.50 4.50 2.b Capital buffer shortfall b — — — — 3 Tier 1 capital indicator (T1_I25/T1_I11.b) 11.78 11.82 12.49 12.77 3.a Indicator of capital level 1 that the bank must meet, considering the minimum requirements a 4.50 4.50 4.50 4.50 4 Effective equity indicator (T1_I31/T1_I11.b) 15.50 16.43 16.22 17.20 4.a Effective equity indicator that the bank must meet, considering the minimum requirements a 8.00 8.00 8.00 8.00 4.b Indicator of effective equity that the bank must comply with, considering the charge for articles 35 bis, if applicable c 9.50 9.50 9.50 9.50 4.c Effective equity indicator that the bank must meet, considering the minimum requirements, conservation buffer and countercyclic al buffer b 10.13 10.13 10.13 10.13 5 Solvency rating d A A A A Regulatory compliance indicators for solvency 6 Voluntary provisions (additional) imputed in tier 2 capital (T2) in relation to APRC (T1_I26/(T1_I8.a or 8.b)) e 0.67 0.70 0.63 0.65 7 Subordinated bonds imputed in capital level 2 (T2) in relation to basic capital f 29.29 37.16 27.78 33.05 8 Tier 1 additional capital (AT1) in relation to basic capital (T1_I24/T1_I18) g 9.28 9.24 8.70 8.50 9 Voluntary provisions (additional) and subordinated bonds that are charged to additional tier 1 capital (AT1) in relation to RWAs ((T1_I19+T1_I20)/(T1_I11.b) h 1.00 1.00 1.00 1.00 a) In the case of leverage, the minimum level is 3% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21- 30 of the RAN. In the case of basic capital, the bank must consider a limit of 4.5% of risk-weighted assets (RWA). In addition, and if applicable, the bank must add the current systemic charge according to the transitory provisions and the Pillar 2 requirement that was defined at this level of capital. In the case of new banks that have not paid 400,000 UF in paid capital, they must add 2% to their minimum requirement in accordance with article 51 of the LGB. This value decreases to 1% if the capital paid is above 600,000 UF but less than 800,000 UF. In the case of Tier 1 capital, the bank must consider a value of 6% as a minimum requirement and the Pillar 2 charge that has been defined at this level of capital. Finally, at the effective equity level, the bank must consider 8% of the RWA as a minimum requirement. Additional charges must be added to said value for Pillar 2, systemic bank and those indicated in article 51 of the LGB for new banks b) The capital buffer deficit must be estimated in accordance with the provisions of Chapter 21-12 of the RAN. This value defines the restriction on the distribution of dividends if it were positive, according to the provisions of the Chapter mentioned above. In the case of effective equity, the value of the current conservation and countercyclical buffer must be added according to transitory provisions at the date of the report, the value defined in note a), even when there is a requirement by article 35 bis of the LGB. c) If the bank had a current effective equity requirement by article 35 bis of the LGB, it must report its value in this cell in accordance with the transitory provisions. d) (Corresponds to the solvency classification as established in Article 61 of the General Banking Law. e) Limit of 1.25%, if the bank uses standard methodologies (field T1_8.a), or 0.625% if the bank uses internal methodologies (field T1_8 8.b), in the estimate of the APRC. f) Subordinated bonds imputed to Tier 2 capital must not exceed 50% of Common Equity Tier 1 (CET1), taking into account the discounts applied to these instruments according to Chapter 21-1. instruments according to Chapter 21-1 of the RAN. g) Additional tier 1 capital (AT1) cannot exceed 1/3 of ordinary tier 1 capital (CET1). h) The additional provisions and subordinated bonds imputed to AT1 cannot exceed 1.0% of the RWAs as of December 1, 2021. This value will decrease by 0.5% annually in accordance with the transitory provisions of Chapter 21-2 of the RAN. i) In accordance with the transitory provisions, as of December 1, 2022, the solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column. Bank without subsidiaries abroad should not fill in these data.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2022, December 31, 2021 and January 1, 2021 and for the three-month periods ended March 31, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– March 31, 2022 284 Note 49 – Subsequent Events Other In the period between April 1st, 2022 and the date of issuance of these Interim Consolidated Financial Statements, no other subsequent events have occurred that could significantly affect them. Mauricio Baeza Roxana Zamorano Chief Executive Officer (s) Chief Accounting Officer